                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-49866


                            JOINT PROXY STATEMENT OF
                       HUMBOLDT BANCORP AND TEHAMA BANCORP
                       AND PROSPECTUS OF HUMBOLDT BANCORP

We, Humboldt Bancorp, are proposing to merge Tehama Bancorp.

        TO HUMBOLDT BANCORP SHAREHOLDERS: The board of directors of Humboldt Bancorp is asking you to vote on the merger between Humboldt Bancorp and Tehama Bancorp. Under the terms of the merger agreement:

        - We will issue shares of our common stock only to shareholders of Tehama Bancorp in the merger. We expect that we will issue approximately 3,392,944 shares, or approximately 37.5% of Humboldt Bancorp on a pro forma basis, of our common stock in the merger; and

        - If the average trading price for a share of Humboldt Bancorp common stock is less than $9.75, resulting in an exchange value of less than $17.31 Humboldt Bancorp common stock for a share of Tehama Bancorp common stock, and Humboldt Bancorp and Tehama Bancorp do not renegotiate the conversion rate, either Humboldt Bancorp or Tehama Bancorp may terminate the merger agreement.

        TO TEHAMA BANCORP SHAREHOLDERS: The board of directors of Tehama Bancorp is asking you to vote on the merger between Humboldt Bancorp and Tehama Bancorp. Under terms of the merger agreement:

        - Tehama Bancorp shareholders who do not exercise their dissenters' rights will receive 1.775 shares of Humboldt Bancorp common stock for each share of Tehama Bancorp common stock;

        - The proposed merger will be, generally, tax free to Tehama Bancorp shareholders; and

        - While there is no floor on the exchange value, if the average trading price for a share of Humboldt Bancorp common stock is less than $9.75, resulting in an exchange value of less than $17.31 per share of Humboldt Bancorp common stock for a share of Tehama Bancorp common stock, and Humboldt Bancorp and Tehama Bancorp do not renegotiate the conversion rate, either Humboldt Bancorp or Tehama Bancorp may terminate the merger agreement.

        Humboldt Bancorp common stock is traded on the Nasdaq National Market under the symbol HBEK. Based on a closing price of $11.25 for a share of Humboldt Bancorp on September 20, 2000, and a conversion rate of 1.775, a holder of one share of Tehama Bancorp common stock would have received $19.97 of Humboldt Bancorp common stock. As of January 31, 2001, the closing price of a share of Humboldt Bancorp common stock was $11.88 resulting in an exchange value of $21.08 of Humboldt Bancorp common stock for a share of Tehama Bancorp common stock. More information regarding the merger is included in this document.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved Humboldt Bancorp common stock, or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

        Shares of Humboldt Bancorp common stock are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, or any other governmental agency.

        An investment in Humboldt Bancorp common stock has risks. For a discussion of factors important to the decision to approve the merger, see "Risk Factors" on page 13.

        The date of this proxy statement/prospectus is February 5, 2001, and is first being mailed to shareholders on or about February 9, 2001.

                                HUMBOLDT BANCORP
                                2440 SIXTH STREET
                            EUREKA, CALIFORNIA 95501
                                 (707) 445-3233


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            TO BE HELD MARCH 7, 2001


TO THE SHAREHOLDERS OF HUMBOLDT BANCORP:

A special meeting of shareholders of Humboldt Bancorp will be held at 5:30 p.m. on March 7, 2001, at Humboldt Bancorp's office, 2440 Sixth Street, Eureka, California 95501, for the purpose of considering and voting upon the following matters:

1. Approval of the Agreement with Tehama Bancorp. To consider and vote upon the approval and adoption of the principal terms of the Plan of Reorganization and Merger Agreement dated as of September 20, 2000, between Humboldt Bancorp and Tehama Bancorp, and the transactions contemplated by the agreement, including the merger of Tehama Bancorp with Humboldt Bancorp and the conversion of each outstanding share of Tehama Bancorp common stock into 1.775 shares of Humboldt Bancorp common stock, as further described in the accompanying document and in the agreement, which is included as Appendix A to the document.

2. Other Business. To consider and transact such procedural business as may properly be brought before the Humboldt Bancorp meeting and any adjournment or postponement thereof.

The board of directors has fixed the close of business on February 2, 2001, as the record date for determination of shareholders entitled to notice of, and to vote at, the Humboldt Bancorp meeting.

APPROVAL OF PROPOSAL 1 REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OWNING A MAJORITY OF THE OUTSTANDING SHARES OF HUMBOLDT BANCORP COMMON STOCK. IT IS VERY IMPORTANT THAT EVERY SHAREHOLDER VOTE. WE URGE YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE HUMBOLDT BANCORP MEETING IN PERSON. THE ENCLOSED PROXY IS SOLICITED BY HUMBOLDT BANCORP'S BOARD OF DIRECTORS. YOU MAY REVOKE YOUR PROXY PRIOR TO THE TIME IT IS VOTED BY FILING WITH THE SECRETARY OF HUMBOLDT BANCORP AN INSTRUMENT REVOKING IT OR A DULY EXECUTED PROXY BEARING A LATER DATE, OR BY ATTENDING THE HUMBOLDT BANCORP MEETING AND VOTING IN PERSON. PLEASE INDICATE ON THE PROXY WHETHER YOU INTEND TO ATTEND THE HUMBOLDT BANCORP MEETING IN PERSON SO THAT WE CAN MAKE ADEQUATE ACCOMMODATIONS.
                                        By Order of the Board of Directors,

                                        Patrick J. Rusnak, Secretary

Date:  February 9, 2001

                                 TEHAMA BANCORP
                              239 SOUTH MAIN STREET
                           RED BLUFF, CALIFORNIA 96080


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            TO BE HELD MARCH 7, 2001


TO THE SHAREHOLDERS OF TEHAMA BANCORP

The special meeting of shareholders of Tehama Bancorp will be held at 7:00 p.m. (local time) on Wednesday, March 7, 2001 at Tehama Bank's Red Bluff branch, 333 Main Street, Red Bluff, California 96080, for the purpose of considering and voting upon the following matters:

1. Approval of the Agreement with Humboldt Bancorp. To consider and vote upon the approval and adoption of the principal terms of the Plan of Reorganization and Merger Agreement dated as of September 20, 2000, between Humboldt Bancorp and Tehama Bancorp, and the transactions contemplated by the agreement, including the merger of Tehama Bancorp with Humboldt Bancorp and the conversion of each outstanding share of Tehama Bancorp common stock into 1.775 shares of Humboldt Bancorp common stock, as further described in the accompanying document and in the agreement, which is included as Appendix A to the document.

2. Other Business. To consider and transact such procedural business as may properly be brought before the Tehama Bancorp meeting and any adjournment or postponement thereof.

The board of directors has fixed the close of business on February 2, 2001, as the record date for determination of shareholders entitled to notice of, and to vote at, the Tehama Bancorp meeting.

APPROVAL OF THE PROPOSALS REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OWNING A MAJORITY OF THE OUTSTANDING SHARES OF TEHAMA BANCORP COMMON STOCK. IT IS VERY IMPORTANT THAT EVERY SHAREHOLDER VOTE. WE URGE YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE TEHAMA BANCORP MEETING IN PERSON. THE ENCLOSED PROXY IS SOLICITED BY TEHAMA BANCORP'S BOARD OF DIRECTORS. YOU MAY REVOKE YOUR PROXY PRIOR TO THE TIME IT IS VOTED BY FILING WITH THE SECRETARY OF TEHAMA BANCORP AN INSTRUMENT REVOKING IT OR A DULY EXECUTED PROXY BEARING A LATER DATE, OR BY ATTENDING THE TEHAMA BANCORP MEETING AND VOTING IN PERSON. PLEASE INDICATE ON THE PROXY WHETHER YOU INTEND TO ATTEND THE TEHAMA BANCORP MEETING IN PERSON SO THAT WE CAN MAKE ADEQUATE ACCOMMODATIONS.
                                        By Order of the Board of Directors,

                                        Raymond C. Lieberenz, Secretary

Dated:   February 9, 2001

                                TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER......................................   8

SUMMARY.....................................................................   9

RISK FACTORS................................................................  13

INTRODUCTION................................................................  16

DESCRIPTION OF THE MERGER...................................................  18

OPINION OF TEHAMA BANCORP FINANCIAL ADVISOR.................................  27

OPINION OF HUMBOLDT BANCORP FINANCIAL ADVISOR...............................  34

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS.............................  42

RIGHTS OF DISSENTING TEHAMA BANCORP AND HUMBOLDT BANCORP SHAREHOLDERS.......  44

MARKET PRICES...............................................................  46

COMPARISON OF SHAREHOLDER RIGHTS AND
HUMBOLDT BANCORP COMMON STOCK...............................................  48

DESCRIPTION OF HUMBOLDT BANCORP FOLLOWING THE MERGER........................  50

HUMBOLDT BANCORP SELECTED FINANCIAL DATA....................................  51

TEHAMA BANCORP SELECTED FINANCIAL DATA......................................  52

HUMBOLDT BANCORP PROFORMA SELECTED FINANCIAL................................  54

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
OF HUMBOLDT BANCORP AND TEHAMA BANCORP......................................  55

REGULATORY CAPITAL AND LEVERAGE RATIO.......................................  65

HUMBOLDT BANCORP QUARTERLY FINANCIAL DATA...................................  65

HUMBOLDT BANCORP MANAGEMENT'S
DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION....................................................  66

BUSINESS OF HUMBOLDT BANCORP ...............................................  93

SUPERVISION AND REGULATION OF HUMBOLDT BANCORP.............................. 105

MANAGEMENT OF HUMBOLDT BANCORP.............................................. 111

HUMBOLDT  BANCORP
EXECUTIVE COMPENSATION...................................................... 114


SECURITIES OWNERSHIP........................................................ 118

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................. 119

TEHAMA BANCORP MANAGEMENT'S
DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION.................................................... 120

BUSINESS OF TEHAMA BANCORP.................................................. 139

SUPERVISION AND REGULATION OF TEHAMA BANCORP................................ 142

MANAGEMENT OF TEHAMA BANCORP................................................ 144

TEHAMA BANCORP EXECUTIVE COMPENSATION....................................... 146

SECURITIES OWNERSHIP........................................................ 149

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................. 151

EXPERTS..................................................................... 151

LEGAL MATTERS............................................................... 151

WHERE YOU CAN FIND MORE INFORMATION......................................... 151

FINANCIAL STATEMENTS........................................................ F-1

PLAN OF REORGANIZATION AND
MERGER AGREEMENT BETWEEN HUMBOLDT BANCORP
AND TEHAMA BANCORP................................................... APPENDIX A

DAIN RAUSCHER WESSELS FAIRNESS OPINION............................... APPENDIX B

D. A. DAVIDSON FAIRNESS OPINION...................................... APPENDIX C

DISSENTERS' RIGHTS................................................... APPENDIX D

                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q:   Why have you sent me this document?
A: This document is sent to provide you important information about the proposed merger of Tehama Bancorp with and into Humboldt Bancorp and to solicit your vote regarding the merger.

Q: What will a Tehama Bancorp shareholder receive in exchange for Tehama Bancorp shares?

A: Tehama Bancorp shareholders will receive 1.775 shares of Humboldt Bancorp common stock in exchange for each share of Tehama Bancorp common stock that they hold. Based on a closing price of $11.25 for a share of Humboldt Bancorp common stock, on September 20, 2000, the date that the merger agreement was signed, a holder of one share of Tehama Bancorp common stock would have received $19.97 of Humboldt Bancorp common stock. While there is no floor on the exchange value, if the average trading price for a share of Humboldt Bancorp common stock is less than $9.75 on the closing date resulting in an exchange value of less than $17.31 of Humboldt Bancorp for each share of Tehama Bancorp common stock , and Humboldt Bancorp and Tehama Bancorp do not renegotiate the conversion rate, either Humboldt Bancorp or Tehama Bancorp may terminate the merger agreement. At January 31, 2001, the closing price of a share of Humboldt Bancorp common stock was $11.88 resulting in an exchange value of $21.08 of Humboldt Bancorp common stock for a share of Tehama Bancorp common stock.
     Tehama Bancorp shareholders will also receive cash for fractional shares of Humboldt Bancorp common stock to be issued in the merger based upon the average trading price of a share of Humboldt Bancorp common stock, on the closing date. For example, if you own 100 shares of Tehama Bancorp common stock, then after the merger you will receive 177 shares of Humboldt Bancorp common stock and a check for 0.50 x $11.88, the closing price on January 31, 2001, or $5.94, assuming that the average trading price of a share of Humboldt Bancorp was $11.88 per share as of the closing date. Assuming completion of the merger, shareholders of Tehama Bancorp will own approximately 37.5% of Humboldt Bancorp.

Q: Will the receipt of Humboldt Bancorp shares for Tehama Bancorp shares be taxable?

A: Bartel Eng & Schroder, a Law Corporation, has issued an opinion that states the Tehama Bancorp shareholders will not recognize gain or loss for federal income tax purposes unless they receive cash for fractional shares or dissenting shares.

Q:   What will I receive if I do not vote for the merger?

A: If you do not vote in favor of the merger or you abstain from voting, you will be paid cash if you follow certain procedures called dissenters' rights. If you are a dissenting Tehama Bancorp shareholder, Tehama Bancorp will mail you a notice that will set forth the fair market value price of your dissenting Tehama Bancorp shares. If you are a dissenting Humboldt Bancorp shareholder, and holders of more than 5% of the outstanding common stock of Humboldt Bancorp deliver written demands for payment in accordance with their dissenters' rights, Humboldt Bancorp will mail you a notice that will set forth the fair market value of your dissenting Humboldt Bancorp shares. The notice will also briefly describe the procedures to be followed by dissenting shareholders to pursue their dissenters' rights. The notice constitutes an offer by Tehama Bancorp, or Humboldt Bancorp, as the case may be, to purchase any dissenting shares from the dissenting shareholders at the price stated. You will recognize gain or loss on the receipt of cash for your dissenting shares.

Q:   What is Humboldt Bancorp's dividend policy?
A: Humboldt Bancorp has never paid any cash dividends and does not have any present intention to do so in the near future. However, Humboldt Bancorp has paid stock dividends in the past and does anticipate continuing to do so in the future. If the merger is completed, Tehama Bancorp shareholders will become shareholders of Humboldt Bancorp and will be subject to its dividend policy.

Q: How will my shares of Humboldt Bancorp common stock be traded after the merger?

A: Humboldt Bancorp shares of common stock are listed on the Nasdaq National Market under the symbol "HBEK."

Q:   What are some recent prices for Humboldt Bancorp common stock?

A: For the quarter ended December 31, 2000, $11.13 was the high price and $9.25 was the low price for a share of Humboldt Bancorp common stock.

Q:   What do I need to do now?

A: You need to read this document and then sign your proxy card and mail it to Tehama Bancorp or Humboldt Bancorp, as the case may be, in the enclosed return envelope as soon as possible.

Q:   Should I send in my Tehama Bancorp stock certificates now?

A: No. When the merger is completed, you will receive written instructions for exchanging your shares of Tehama Bancorp common stock.
Q:   When is the merger expected to be completed?

A:   The merger is expected to be completed by March 31, 2001.

Q:   Whom should I call with questions?

A: If you have any questions about the merger or other matters to be considered at the meeting, please call William P. Ellison, President of Tehama Bancorp, at (530) 528-3000, or, if you are a Humboldt Bancorp shareholder, Theodore S. Mason, President of Humboldt Bancorp, at (707) 445-3233.


                                     SUMMARY

        This summary is a brief overview of significant information regarding the merger and offering of Humboldt Bancorp common stock, and does not contain all of the information that is important. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read this entire document and the documents to which we refer you.

THE COMPANIES (PAGES 95 AND 142)

HUMBOLDT BANCORP
2440 Sixth Street
Eureka, California  95501
(707) 445-3233

        Humboldt Bancorp is a California bank holding company that owns two banks, an industrial loan company, and part of a leasing company. One of our banks is Humboldt Bank, a California community bank headquartered in

Eureka, California, with nine branch offices located in Humboldt, Trinity and Mendocino, California counties. Our other bank is Capitol Valley Bank, a California community bank with one main branch in Roseville, California, which opened for business on March 3, 1999. We own Capitol Thrift & Loan Association, which we acquired on April 7, 2000, and which has nine branches located throughout California. We also own 50% of Bancorp Financial Services, Inc., located in Sacramento, California. The other 50% of Bancorp Financial Services is owned by Tehama Bancorp. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases of generally less than $100,000 to small businesses.

        For the nine months ended September 30, 2000, Humboldt Bancorp had net income of $5.0 million, and at September 30, 2000, had total assets of $592.2 million, net loans of $383.0 million, and deposits of $516.9 million. For the year ended December 31, 1999, our net income was $4.6 million, our assets were $423.6 million, our net loans were $225.1 million, and our deposits were $378.6 million.

TEHAMA BANCORP
239 South Main Street
Red Bluff, California  96080
(530) 528-3000

        Tehama Bancorp is a California bank holding company that owns one bank. Tehama Bank is headquartered in Red Bluff, California, and has six branch offices in Tehama, Butte, Glenn and Shasta, California counties. As discussed above, Tehama Bancorp also owns a 50% interest in Bancorp Financial Services.

        For the nine months ended September 30, 2000, Tehama Bancorp had net income of $2.3 million, and at September 30, 2000, had total assets of $243.1 million, net loans of $166.9 million, and deposits of $209.8 million. For the year ended December 31, 1999, Tehama Bancorp's net income was $2.2 million, total assets were $211.8 million, net loans were $143.0 million and deposits were $188.5 million.

FINANCIAL ADVISORS ISSUE OPINIONS THAT THE MERGER CONSIDERATION IS FAIR (PAGES 27 AND 34 AND APPENDICES B AND C)

        Dain Rauscher Wessels has issued a fairness opinion that states that the conversion rate of 1.775 Humboldt Bancorp shares into which each Tehama Bancorp share will be converted is fair, from a financial standpoint, to the shareholders of Tehama Bancorp. This opinion has been updated as of the date of this document. In addition to reimbursement of expenses, Tehama Bancorp has agreed to pay Dain Rauscher a cash fee equal to 1.5% of the market value of the aggregate consideration paid in the exchange by Humboldt Bancorp upon consummation of the merger. Based upon a closing price of Humboldt Bancorp common stock on January 31, 2001, Dain Rauscher will be paid a fee of approximately $675,000.

        D.A. Davidson has issued a fairness opinion that states that the terms of the merger are fair, from a financial standpoint, to the shareholders of Humboldt Bancorp. This opinion has been updated as of the date of this document. In addition to the reimbursement of expenses, Humboldt Bancorp has agreed to pay D.A. Davidson $35,000 upon its engagement and an additional $50,000 upon the issuance of its fairness opinion.

        We encourage you to read these opinions carefully.

THE MERGER, PROPOSED PLAN OF OPERATIONS, AND WHERE YOU CAN READ ABOUT THE MERGER AGREEMENT (PAGE 18 AND APPENDIX A)

        The merger will combine the business of Tehama Bancorp with Humboldt Bancorp. Assuming the consummation of the merger, Humboldt Bancorp will operate as a multi-bank holding company and will continue to operate the businesses of Humboldt Bank, Capitol Valley Bank, Capitol Thrift, and Tehama Bank in substantially the same form as such businesses were conducted prior to the merger. Humboldt Bancorp anticipates operating Tehama Bank as a subsidiary of Humboldt Bancorp and to maintain Tehama Bank's current locations, president and board members subject to the addition of two new directors selected by Humboldt Bancorp.
        You will find a complete copy of the Agreement and Plan of Reorganization and Merger attached at the back of this document as Appendix A. We encourage you to read the merger agreement carefully. It is the legal document that governs the merger.

THE MEETINGS (PAGE 15)

        Tehama Bancorp's shareholders' meeting will be held at Tehama Bank's Red Bluff branch, 333 Main Street, Red Bluff, California 96080 at 7:00 p.m. (local time), on Wednesday March 7, 2001.

        Humboldt Bancorp's shareholders' meeting will be held at its executive offices located at 2440 Sixth Street, Eureka, California at 5:30 p.m. (local time), on Wednesday March 7, 2001.

RECORD DATE, VOTING POWER AND VOTE REQUIRED (PAGE 16)

        On February 2, 2001, the record date for the Tehama Bancorp meeting, there were 1,911,518 shares of Tehama Bancorp common stock outstanding. Approval of the merger requires the affirmative vote of the holders owning a majority of the outstanding shares of Tehama Bancorp common stock.

        On February 2, 2001, the record date for the Humboldt Bancorp meeting, there were 5,997,921 shares of Humboldt Bancorp common stock outstanding. Approval of the merger requires the affirmative vote of the holders owning a majority of outstanding shares of Humboldt Bancorp common stock.

RECOMMENDATIONS TO TEHAMA BANCORP AND HUMBOLDT BANCORP SHAREHOLDERS (PAGE 17)

        Tehama Bancorp's and Humboldt Bancorp's boards of directors unanimously recommend a vote "FOR" approval of the merger.

        Directors and their affiliates of Tehama Bancorp who own in the aggregate 20.1% of the outstanding shares of Tehama Bancorp, and directors and their affiliates of Humboldt Bancorp who own in the aggregate 9.2% of the outstanding shares of Humboldt Bancorp, have agreed to vote their shares for the merger.

REQUIREMENTS TO BE MET IN THE MERGER (PAGE 25)

        There are a number of requirements which must be met before the merger is completed. Among these requirements are the following:

        - Approval by Tehama Bancorp shareholders and Humboldt Bancorp shareholders of the merger agreement and the merger;

        - Approval of the merger by the Federal Reserve Bank and the California Department of Financial Institutions; and

        - Receipt of updated fairness opinions by Tehama Bancorp and by Humboldt Bancorp.

        If the merger does not occur, Tehama Bancorp or Humboldt Bancorp may owe termination fees to one another.

INTERESTS OF TEHAMA BANCORP EXECUTIVE OFFICERS AND DIRECTORS IN THE MERGER (PAGE
24)

        Upon completion of the merger, it is anticipated that Mr. William P. Ellison will continue as President of Tehama Bank as a subsidiary of Humboldt Bancorp. Further, as part of the merger agreement, Messrs. Koeberer, Fish, Katz, and Napier will become directors of Humboldt Bancorp. Tehama Bancorp directors and executive officers hold approximately 20.1% of the outstanding shares of Tehama Bancorp .

ACCOUNTING TREATMENT (PAGE 56)

        Humboldt Bancorp and Tehama Bancorp will account for the merger as a pooling of interests. Pooling of interests accounting treatment avoids the creation of goodwill in the merger and allows Humboldt Bancorp to avoid charges against future earnings from amortizing goodwill. This accounting method also means that after the merger, Humboldt Bancorp will report financial results as if Tehama Bancorp had always been combined with Humboldt Bancorp.

RECENT INFORMATION

        The following sets forth Humboldt Bancorp's and Tehama Bancorp's unaudited selected financial data and ratios for the year ended December 31, 2000.

                                                        Humboldt Bancorp           Tehama Bancorp
                                                        ----------------           --------------
                                                       For the Year-Ended        For the Year-Ended
                                                       December 31, 2000         December 31, 2000
                                                          (Unaudited)               (Unaudited)
                                                       ------------------        ------------------
(dollars in thousands)

Income Statement Data
  Interest income                                         $   42,848             $   16,668
  Interest expense                                        $   17,878             $    7,004
  Net interest income                                     $   24,970             $    9,664
  Loan loss provision                                     $    1,815             $      720
  Net interest income after loan loss provision           $   23,155             $    8,944
  Noninterest income                                      $   28,017             $    3,552
  Noninterest expense                                     $   41,030             $    8,306
  Income before income taxes                              $   10,142             $    4,190
  Provision for income taxes                              $    3,287             $    1,450
  Net income                                              $    6,855             $    2,740

Balance Sheet Data (at period end)
  Earning assets                                          $  114,275             $  210,369
  Loans, gross                                            $  414,026             $  169,857
  Total assets                                            $  605,428             $  244,191
  Total deposits                                          $  506,808             $  206,000
  Total shareholders' equity                              $   50,785             $   22,263

Balance Sheet Data (average)
  Earning assets                                          $  528,301             $  200,981
  Loans, gross                                            $  342,351             $  161,388
  Total assets                                            $  537,600             $  230,160
  Total deposits                                          $  473,345             $  199,520
  Total shareholders' equity                              $   43,040             $   20,432

Share Data
  Basic earning per common share                          $     1.19                  1.45
  Diluted earnings per common share                       $     1.11                  1.40
  Basic average shares outstanding                         5,764,080             1,890,145
  Fully diluted average shares outstanding                 6,186,582             1,951,440
  Book value per common share                                  $8.49                $11.73
  Leverage ratio                                                8.76%                 8.99%

Selected Ratios
  Return on average shareholders' equity                       15.93%                13.41%
  Return on average total assets                                1.28%                 1.19%
  Net interest margin                                           5.28%                 4.81%
  Efficiency ratio                                             77.43%                62.85%

Asset Quality Data
  Allowance for loan losses                                   $6,089                $2,279
  Allowance to ending total loans                               1.47%                 1.34%
  Non performing assets(a)                                 $   2,515                 2,035
  Non-performing assets to total assets                         0.42%                 0.83%
  Net charge off                                              $1,163                $  589
  Net charge off to avg. loans                                  0.34%                 0.36%
  Provision to avg. loans                                       0.53%                 0.45%
  Allowance to non-performing loans                           332.01%               122.13%

Notes:
(a) Nonperforming assets consist of loans contractually past due >90 days, nonaccrual loans, and OREO.

                                  RISK FACTORS

        In addition to the other information we provide in this document, you should carefully consider the following risks before deciding whether to invest in our common stock. These are not the only risks we face. Some risks are not yet known to us and there are others we do not currently believe are material but could later turn out to be so. All of these could impair our business, operating results or financial condition. In evaluating the risks of investing in us, you should also evaluate the other information set forth in this document, including our and Tehama Bancorp's financial statements.

WE ARE UNABLE TO PREDICT THE VALUE OF HUMBOLDT BANCORP COMMON STOCK TO BE RECEIVED IN THE MERGER

        If the merger is completed, Tehama Bancorp shareholders who do not exercise their dissenters' rights will receive 1.775 shares of Humboldt Bancorp common stock for each share of Tehama Bancorp common stock. Based on the conversion rate and the closing price of $11.25 on September 20, 2000, the date the merger agreement was signed, the exchange value for one share of Tehama Bancorp common stock was $19.97 of Humboldt Bancorp common stock. However, because the market price of Humboldt Bancorp common stock will vary, Tehama Bancorp shareholders cannot be sure of the value of the Humboldt Bancorp common stock to be received in the merger. The market price for Humboldt Bancorp common stock is likely to vary between the date of this document and the date of the merger. There is no floor on the exchange value. If, however, the average trading price for a share of Humboldt Bancorp common stock is less than $9.75 on the closing date resulting in an exchange value less than $17.31 of Humboldt Bancorp common stock for each share of Tehama Bancorp common stock, and Humboldt Bancorp and Tehama Bancorp do not renegotiate the exchange ratio, either Humboldt Bancorp or Tehama Bancorp may terminate the merger agreement.

DIFFICULTIES OF INTEGRATING TEHAMA BANK COULD HURT HUMBOLDT BANCORP'S FUTURE PERFORMANCE

        The earnings, financial condition and prospects of Humboldt Bancorp after the merger depend in large part on Humboldt Bancorp's ability to successfully integrate the operations and management of Tehama Bank with Humboldt Bancorp. Although we believe that we have experience in managing growth through branch acquisitions, since we have initiated or acquired three financial institutions within two years, we cannot guarantee that Humboldt Bancorp will be able to effectively and profitably integrate the operations and management of Tehama Bank. In addition, we cannot guarantee that we will be able to realize any revenue improvement or cost savings as a result of the merger.


HUMBOLDT BANCORP IS DEPENDENT ON NON-TRADITIONAL BANKING INCOME FOR GROWTH

        Because of limited growth in the Humboldt-Eureka area, a substantial portion of our revenue is derived from non-traditional banking, especially merchant bankcard processing. Noninterest income comprised 53.5%, 53.6% and 44.2% of total revenues for the nine months ended September 30, 2000, and years ended December 31, 1999 and December 31, 1998. We have focused our merchant bankcard processing on first-time merchants and small- to medium-sized merchants in the retail, telephone, mail order and Internet commerce industries. Because these merchants do not have an established business record and are located outside our geographic location, they are a greater business risk and they require more effort to monitor in the event the merchant experiences a problem. A reduction in revenues from merchant bankcard processing would have an adverse effect on our income.

DETERIORATION OF LOCAL ECONOMIC CONDITIONS COULD HURT OUR PROFITABILITY

        Our operations are located in California, and, in particular, Northern California. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these areas. Adverse local economic conditions in California, and, in particular, Northern California, may have a greater adverse effect on our financial condition and results of operations than if we were a larger, more geographically diverse bank holding company.

CAPITOL THRIFT AND LOAN IS UNDER AN AGREEMENT WITH THE FDIC AND CALIFORNIA DEPARTMENT OF FINANCIAL INSTITUTIONS

        Capitol Thrift and Loan is subject to an agreement with the FDIC and California Department of Financial Institutions dated August 23, 1998. The agreement requires that Capitol Thrift and Loan:

        -      develop a plan for the reduction of all classified assets;

        - develop specific strategies for the reduction of other real estate owned; and

        - maintain its Tier 1 capital in excess of 8% of adjusted total assets.

                We believe that Capitol Thrift is in compliance with the agreement with the FDIC and California Department of Financial Institution . However, if Capitol Thrift is not found to be in compliance with the agreement, the regulatory agencies could further restrict Capitol Thrift's activities and investments thereby adversely affecting its earnings. At September 30, 2000, Capitol Thrift and Loan's Tier 1 capital was 9.7%.

DILUTION FROM OUTSTANDING OPTIONS AND WARRANTS AND OUR STOCK OPTION PLAN CONTAINS AN ANTIDILUTION PROVISION

        As of December 31, 2000, Humboldt Bancorp had outstanding options and warrants to purchase an aggregate of 1,006,074 common shares at a weighted average exercise price of $6.23 per share, with a range of exercise prices of $1.95 to $14.32 per share. Based on our current market price, holders of approximately 421,929 outstanding options and warrants will be able to purchase common stock at a price less than the current market price of a share of Humboldt Bancorp common stock that will dilute the ownership of an existing shareholder. Further, these outstanding options and warrants may have the effect of limiting our market price and may adversely affect our ability to raise additional capital at a higher market price.

        Our stock option plan for directors, officers and employees contains a provision which grants additional options to an option holder in the event we issue additional shares. The additional options would have an exercise price equal to the fair market value of the Humboldt Bancorp shares at the time of grant of the additional options. The granting of options to current option holders pursuant to this provision increases the number of potentially dilutive options.

        Our directors have waived their antidilution rights under the stock options. Those directors had options representing approximately 42% of the outstanding options under the stock option plans.

OUR ACQUISITIONS AND GROWTH MAY STRAIN OUR PERSONNEL AND SYSTEMS

        We have grown substantially through branch acquisition activity, new bank and branch openings, the introduction of new product lines, and sustained increases in loans and deposits. Rapid growth has at times put high demands on our management and personnel, and has required increased expenditures for new employees, enhanced training, office space, and technology upgrades.

WE FACE STRONG COMPETITION

        In recent years, competition for bank customers, the source of deposits and loans, has greatly intensified. This competition includes:

        - large national and super-regional banks, which have well-established branches and significant market share in many of the communities we serve;

        - finance companies, investment banking and brokerage firms, and insurance companies that offer bank-like products;

        - credit unions, which can offer highly competitive rates on loans and deposits because they receive tax advantages not available to commercial banks;

        - government-assisted farm credit programs that offer competitive agricultural loans;

        - other community banks, including start-up banks, that can compete with us for customers who desire a high degree of personal service;

        - technology-based financial institutions including large national and super-regional banks offering on-line deposit, bill payment, and mortgage loan application services; and

        - other financial institutions offering merchant bankcard processing services.

        Other existing single or multi-branch community banks, or new community bank start-ups, have marketing strategies similar to ours. These other community banks can open new branches in the communities we serve and compete directly for customers who want the high level of service community banks offer. Other community banks also compete for the same management personnel and the same potential acquisition and merger candidates in Northern California.

        Historically, insurance companies, brokerage firms, credit unions and other non-bank competitors have less regulation than banks and can be more flexible in the products and services they offer. Under the recently enacted Financial Services Modernization Act of 1999, most separations between banks, brokerage firms and insurance companies are eliminated, which is likely to increase competition. See "Supervision and Regulation of Humboldt Bancorp -- Recent Legislation."

LOSS OF KEY EMPLOYEES COULD HURT OUR PERFORMANCE

        The loss of the services of a key employee, or the failure to attract and retain other qualified persons, could have a material adverse effect on our business, financial condition and results of operations. We are heavily dependent on the services of Theodore S. Mason, Humboldt Bancorp's President and Chief Executive Officer. The operation and performance of Tehama Bank is heavily dependent on the services of William P. Ellison, President and Chief Executive Officer. Mr. Mason's employment contract expires on January 1, 2002, and he has preliminarily indicated that he intends to retire at that time. Humboldt Bancorp intends to seek a replacement for Mr. Mason prior to the expiration of his contract. We intend to enter into employment arrangements with Mr. William P. Ellison for the continuation of his services for Tehama Bank's operations. The loss of either Mr. Mason or Mr. Ellison could adversely affect our operations and our ability to integrate Tehama Bank into our operations.

LIMITED TRADING MARKET FOR HUMBOLDT BANCORP COMMON STOCK AND PRICE VOLATILITY COULD MAKE IT DIFFICULT TO SELL YOUR SHARES AFTER THE MERGER

        Our common stock has been listed on the Nasdaq National Market under the symbol "HBEK" since March 29, 2000. Because there is limited trading in our common stock, the price of our common stock may be adversely affected. As a result, you may encounter delays in selling your Humboldt Bancorp shares and you may be unable to sell the shares at your desired price.

                                  INTRODUCTION

        We have made forward-looking statements in this document, including statements containing the words "believes," "anticipates," "intends," "expects," "considers" and words of similar import. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results of Humboldt Bancorp or Tehama Bancorp or the merger to be materially different from the future results expressed or implied by forward-looking statements. These factors include, among others, the factors discussed in the section entitled "Risk Factors" on page 13 of this document.

        Shareholders should not rely heavily on the forward-looking statements. Humboldt Bancorp and Tehama Bancorp do not have a duty to update any of the forward-looking statements or to publicly announce the result of any changes to any of the forward-looking statements included in this document.

        We are sending you this document for the solicitation of proxies by the boards of directors of Humboldt Bancorp and Tehama Bancorp for use at their respective meetings of shareholders for the purpose of considering and voting upon the matters set forth in their respective notices of meeting.

        The information contained in this document concerning Humboldt Bancorp has been furnished by Humboldt Bancorp and is its responsibility. The information contained in this document concerning Tehama Bancorp has been furnished by Tehama Bancorp and is its responsibility.
        The mailing of this document commenced on or about February 9, 2001. Matters to be considered at the shareholders' meetings

        The Humboldt Bancorp meeting has been called so its shareholders can vote upon the merger agreement. The Tehama Bancorp meeting has been called so its shareholders can vote upon the merger agreement. The merger will be accomplished by the merger of Tehama Bancorp with Humboldt Bancorp. After the merger, Tehama Bancorp will cease to exist, and Tehama Bank will become a subsidiary of Humboldt Bancorp.

Record dates

        Humboldt Bancorp. The close of business on February 2, 2001, has been fixed as the Humboldt Bancorp record date for the determination of Humboldt Bancorp shareholders entitled to notice of, and to vote at, the Humboldt Bancorp meeting.

        Tehama Bancorp. The close of business on February 2, 2001, has been fixed as the Tehama Bancorp record date for the determination of Tehama Bancorp shareholders entitled to notice of, and to vote at, the Tehama Bancorp meeting.

Outstanding Securities and Voting Rights

        Humboldt Bancorp. There were 5,997,921 shares of Humboldt Bancorp common stock outstanding as of the Humboldt Bancorp record date held by approximately 1,079 record holders. Each holder of Humboldt Bancorp common stock can cast one vote for each share of Humboldt Bancorp common stock held as of the Humboldt Bancorp record date on any matter presented for a vote of the shareholders at the Humboldt Bancorp meeting.

        Approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Humboldt Bancorp common stock.

        The effect of broker nonvotes is that these votes are not counted as being voted for or against the matter; however, these votes are counted for purposes of determining a quorum. The effect of a vote of abstention on any matter is that the vote is not counted as a vote for or against the matter, but is counted as an abstention.

        Tehama Bancorp. There were 1,911,518 shares of Tehama Bancorp common stock outstanding as of the Tehama Bancorp record date held by approximately 660 record holders. Each holder of Tehama Bancorp common stock can cast one vote for each share of Tehama Bancorp common stock held as of the Tehama Bancorp record date on any matter presented for a vote of the shareholders at the Tehama Bancorp meeting.

        Approval of the merger requires the affirmative vote of a majority of the outstanding shares of Tehama Bancorp common stock.

        The effect of broker nonvotes is that these votes are not counted as being voted for or against the matter; however, these votes are counted for purposes of determining a quorum. The effect of a vote of abstention on any matter is that the vote is not counted as a vote for or against the matter, but is counted as an abstention.

Recommendations of the boards of directors

        Both the boards of directors of Humboldt Bancorp and Tehama Bancorp recommend that their respective shareholders also vote "FOR" approval of the merger agreement. In coming to their conclusions, the board of directors of Humboldt Bancorp and Tehama Bancorp considered and relied upon the opinions of their respective investment bankers, and considered that such opinions are a condition of closing.

        Humboldt Bancorp's directors and affiliates own approximately 9.2% of the outstanding shares and have entered into director's agreements providing that they will each vote "FOR" approval of the merger agreement. As a result, holders owning 40.9% of shares of Humboldt Bancorp common stock are needed to approve the merger agreement.

        Tehama Bancorp directors and affiliates holding approximately 20.1% of the outstanding shares have entered into director's agreements providing that they will each vote "FOR" approval of the merger agreement. As a result, holders owning 30.0% of the outstanding shares of Tehama Bancorp common stock are needed to approve the merger agreement.

Revocability of proxies

        A proxy for use at the Humboldt Bancorp meeting or the Tehama Bancorp meeting, as the case may be, is enclosed. A shareholder executing and returning a proxy may revoke it at any time before the vote is taken by filing with the Secretary of Humboldt Bancorp or the Secretary of Tehama Bancorp, as the case may be, an instrument revoking it or a duly executed proxy bearing a later date. In addition, the powers of the proxyholders will be suspended if the person executing the proxy is present at the Humboldt Bancorp meeting or the Tehama Bancorp meeting, as the case may be, and elects to vote in person by advising the chairman of the Humboldt Bancorp meeting or the Tehama Bancorp meeting, as the case may be, of his or her election to vote in person, and voting in person at the Humboldt Bancorp meeting or the Tehama Bancorp meeting, as the case may be. Subject to revocation or suspension, all shares represented by a properly executed proxy received in time for the Humboldt Bancorp meeting or the Tehama Bancorp meeting, as the case may be, will be voted by the proxyholders in accordance with the instructions specified on the proxy. If no directions are given to the contrary on the proxy, the shares of Humboldt Bancorp common stock or Tehama Bancorp common stock represented by each proxy will be voted at the Humboldt Bancorp meeting or the Tehama Bancorp meeting, as the case may be, "FOR" approval of the merger agreement. It is not anticipated that any matters will be presented at the Humboldt Bancorp meeting or the Tehama Bancorp meeting other than as set forth in the respective notices of the meetings. If, however, other matters are properly presented at any of the meetings, the proxy will be voted in accordance with the best judgment and discretion of the proxyholders.

Cost of Solicitation of Proxies

        Humboldt Bancorp will pay two-thirds and Tehama Bancorp will pay one-third of the expenses of preparing and printing this document. It is contemplated that proxies will be solicited through the mail, but officers, directors and regular employees of Humboldt Bancorp and Tehama Bancorp may solicit proxies for their respective meetings personally. Although there is no formal agreement to do so, Humboldt Bancorp and Tehama Bancorp may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to their principals. In addition, Humboldt Bancorp and Tehama Bancorp may pay for and utilize the services of individuals or companies not regularly employed by any of them in the solicitation of proxies for their respective meetings if the board of directors of Humboldt Bancorp or Tehama Bancorp determines that this is advisable.

                            DESCRIPTION OF THE MERGER

General

        This section contains information furnished by the board of directors of Humboldt Bancorp in its solicitation of proxies for the Humboldt Bancorp meeting to approve the merger agreement and the board of directors of Tehama Bancorp in its solicitation of proxies for the Tehama Bancorp meeting to approve the merger agreement. The merger agreement sets out the terms of the merger.

        Humboldt Bancorp will be the surviving corporation of the merger and Tehama Bancorp will cease to exist. As a result of the merger, Humboldt Bancorp will own all the shares of Tehama Bank, and Tehama Bank will become a subsidiary of Humboldt Bancorp. Upon completion of the merger, each share of Tehama Bancorp, other than shares held by shareholders who properly exercise dissenters' rights, will convert into the right to receive shares of Humboldt Bancorp's common stock.

        No fractional shares of Humboldt Bancorp common stock will be issued in the merger. Tehama Bancorp shareholders will be entitled to cash equal to the fractional share multiplied by the price of the last trade of Humboldt Bancorp common stock prior to the effective date of the merger.

        A copy of the merger agreement is attached to this document as Appendix A and is incorporated in this document by this reference.

Background and Reasons for the Merger

        Humboldt Bancorp's Analysis. During the past four years, Humboldt Bancorp has been expanding its services to the businesses and residents in Northern California, including the surrounding counties of Humboldt, Mendocino and Trinity, and more recently, in Placer County, home of the main office of Capitol Valley Bank.

        One of the methods to expand Humboldt Bancorp's services in Northern California is through the merger of Tehama Bancorp. This possibility was due, to a great extent, to the familiarity and past cooperative efforts of the two organizations. For example, Humboldt Bancorp and Tehama Bancorp both own a 50% interest in Bancorp Financial Services, Inc. In addition, Tehama Bank introduced Humboldt Bank to Merchant Bankcard services. Further, the two organizations have considered investment in other businesses including a proposed investment in a mortgage company. Finally, the acquisition of Tehama Bancorp will provide Humboldt Bancorp with a physical presence in central Northern California through Tehama Bank and will unite Humboldt Bancorp's operations from the Northern California coast to the Central Valley of California. In light of these common interests, in March 2000, Mr. John Koeberer and Mr. William Ellison formally contacted Mr. Theodore S. Mason to determine if the parties would be interested in a transaction. As a result of these brief discussions, the parties executed a confidentiality agreement on March 31, 2000, and during early April 2000, Humboldt Bancorp held preliminary discussions with Tehama Bancorp regarding a potential merger of Humboldt Bancorp and Tehama Bancorp. These informal discussions were held between Theodore Mason, Humboldt Bancorp's president and chief executive officer, and William Ellison, Tehama Bancorp's president and chief executive officer. On April 18, 2000, D.A. Davidson was engaged by Humboldt Bancorp to serve as its financial advisor. During the course of negotiations, Humboldt Bancorp's board of directors consulted with respective senior management and its financial advisor, D.A. Davidson, as well as its legal counsel. Continuing considerations were retaining employees, ensuring that each organization's subsidiaries maintained their identities and competitive advantages in their local marketplaces, and that the transaction be neutral to accretive for Humboldt Bancorp shareholders in 2001.

        Over the course of these negotiations and discussions, Humboldt Bancorp's board of directors and senior management determined that the merger might provide the following opportunities:

        - Expansion of Humboldt Bancorp's lending and deposit gathering activities by acquiring Tehama Bank;

        - Improved earnings through operating efficiencies and economies of scale;

        -      Further diversity of Humboldt Bancorp's asset base;

        - Expansion into new areas of Northern California, including Tehama, Butte, Glenn, and Shasta Counties;

        -      Enhancement of services and benefits to the customer base;

        - Expertise and strength represented on the Tehama Bancorp board of directors;

        - Retention, to the greatest degree possible, of qualified, dedicated staff and management; and

        - That the merger will be accounted for as a pooling of interests for accounting and financial reporting purposes which accounting treatment is anticipated to disappear.

        The Humboldt board of directors also considered the following potential risks associated with the proposed merger:

        - Complications of converting the Tehama Bancorp data processing systems to those of Humboldt Bancorp;

        - Inability to achieve expected cost savings necessary for the merger to be accretive to the earnings per share of Humboldt Bancorp;

        - The potential loss of Tehama customers due to the perception that it is no longer a "local" financial institution; and

        - Difficulty in managing/oversight of a subsidiary that is a distance from Humboldt Bancorp's main base of operations.

        At the board of directors' meeting approving the merger on August 17, 2000, Humboldt Bancorp's financial advisor orally presented its analysis. The following material factors were considered at the meeting:

        - The economic conditions and prospects for the markets in which Humboldt Bancorp operates, and competitive pressures in the financial services industry in general and the banking industry in particular;

        - The enhancement of Humboldt Bancorp's competitiveness and Humboldt Bancorp's ability to serve its customers, depositors, creditors, other constituents and the communities in which Humboldt Bancorp operates as a result of a business combination with Tehama Bancorp;

        - Information concerning the business, results of operations, asset quality and financial condition of Humboldt Bancorp on a stand-alone basis and on a combined basis with Tehama Bancorp, as well as the future growth prospects following the merger;

        - The cost savings in operations, which the management of Humboldt Bancorp believes may be achieved as a result of the merger;

        - An assessment that the investment community would react favorably to the acquisition, and that, in the current economic environment, a Humboldt Bancorp common stock acquisition is most economically advantageous to Humboldt Bancorp's shareholders when compared to other alternatives, like formation of a new bank or additional branch acquisitions;

        - The terms and conditions of the merger agreement and related agreements;

        - The makeup and responsibilities of the combined board of directors;

        - The potential downside of the merger. This was principally the challenge of merging two different entities into one well-managed institution; and

        - Humboldt Bancorp's financial advisor's analysis of the financial condition, results of operations, business prospects and stock prices, and a comparison of Tehama Bank and Tehama Bancorp with other California banks and bank holding companies in Northern California.

        Humboldt Bancorp's board of directors and management believe that the potential issuance of additional shares of Humboldt Bancorp common stock will increase the liquidity of Humboldt Bancorp common stock. Humboldt Bancorp's board of directors and management also believe the merger will be beneficial to shareholders because of cost savings resulting from the combination of data processing, reduction of professional fees, reduction in personnel costs, and other non-interest expenses.

        The above discussion of the factors considered by the Humboldt Bancorp board of directors is not intended to be exhaustive. In view of the variety and nature of the factors considered, the Humboldt Bancorp board of directors did not find it practicable to assign relative weights to the specific factors considered in reaching its decision.

        Tehama Bancorp's Analysis. At various times during 1999, the board of directors of Tehama Bancorp had discussions regarding the state of the financial services industry and the ongoing consolidation of the banking industry. The board of directors discussed at length Tehama Bank's future, including its previous position of remaining independent, its ability to grow, its ability to attract and retain personnel, the potential changes in the manner of providing and delivering services to its customers and the usage of and investment in technology to do so, and the ability to continue to increase shareholder value.

        While some of these discussions were quite general, they evolved into an exploration of the alternatives available to Tehama Bancorp and, in certain instances, informal discussions about the possibility of a business combination took place. At its fall retreat in October 1999, the board of directors held general discussions regarding various strategic options, including remaining independent, forming a strategic partnership with a similar financial institution, merging with another financial institution or selling the company. The board of directors authorized William P. Ellison, the President and Chief Executive Officer of Tehama Bancorp, to explore these options and develop recommendations to be presented to the board.

        During this time, several alternatives were informally evaluated, including a merger with one or more area banks and/or the acquisition of one or more banks. This process included informal discussions between William Ellison and Theodore Mason, President and Chief Executive Officer of Humboldt Bancorp, regarding a potential merger of the two companies in light of the familiarity of each entity with the operations, management philosophy and strategic vision of the other. This familiarity was based in part on the two companies' joint investment in 1997 in Bancorp Financial Services.

        In March 2000, Tehama Bancorp invited Dain Rauscher to attend the March 16, 2000, Tehama Bancorp board of directors meeting and make a presentation to the Tehama Bancorp board of directors regarding a potential merger with Humboldt Bancorp and how such a merger might be structured. At that meeting, the Tehama Bancorp board authorized Mr. Ellison to sign an engagement letter with Dain Rauscher, which was formally executed on April 4, 2000.

        During April through July 2000, Humboldt Bancorp and Tehama Bancorp's respective investment advisors held preliminary discussions regarding the structure and price of the proposed merger. On July 24, 2000, Mr. Mason made a presentation to Tehama Bancorp's board of directors on the activities and strategy of Humboldt Bancorp. At this meeting, Mr. Mason presented a term sheet outlining the basic terms of a proposed merger agreement. Tehama Bancorp authorized Mr. Ellison and legal counsel to cooperate with Humboldt Bancorp in producing a definitive agreement embodying the proposed terms for Tehama Bancorp to consider. Commencing on August 15, 2000, Tehama Bancorp and its financial and legal advisors commenced a due diligence review of Humboldt Bancorp.

        On September 6, 2000, Tehama Bancorp's board of directors met with its financial and legal advisors and had a detailed discussion of the results of the due diligence review of Humboldt Bancorp and a proposed definitive merger agreement which had been prepared by Humboldt Bancorp's counsel in consultation with Tehama Bancorp's executive officers and legal counsel, based upon the term sheet presented at the July 24, 2000, meeting. Representatives of Dain Rauscher presented an analysis of the proposed merger consideration in relation to other bank merger transactions and in relation to the potential value of Tehama Bancorp as an independent entity and orally advised the board that, in Dain Rauscher's opinion, the merger consideration offered by Humboldt Bancorp was fair from a financial point of view to the shareholders of Tehama Bancorp. The Tehama Bancorp board of directors authorized execution of the definitive merger agreement at the conclusion of that meeting.

        Reasons for the Merger. The Tehama Bancorp board of directors believes the merger is fair from a financial point of view to its shareholders and is also in the best interests of its shareholders. Therefore, the Tehama Bancorp board of directors unanimously approved the merger and unanimously recommends that its shareholders approve the merger. In reaching its decision, the Tehama Bancorp board of directors considered the following factors:

        - the business, operations, condition and earnings of Humboldt Bancorp on a historical and prospective basis and of the combined company on a pro forma basis;

        - the potential cost savings, operating efficiencies and opportunities for revenue enhancement available to the combined company following the merger;

        - the compatibility of the respective businesses, operating philosophies and strategic objectives of Tehama Bancorp and Humboldt Bancorp, including their decentralized management structures and the growth of their respective fee-based businesses;

        - the terms of the merger agreement, including the conversion ratio as a function of Tehama Bancorp's earnings and book value per share;

        - the current and prospective economic and competitive environment facing the financial services industry generally and Tehama Bancorp in particular, and the probable importance of economies of scale in enhancing efficiency and profitability;

        - Humboldt Bancorp's success in completing and implementing previous acquisitions of financial institutions;

        - the necessity for Tehama Bancorp to increase its spending on technology were it to remain independent in the future;

        - the presentation of Dain Rauscher to the Tehama Bancorp board of directors on March 16, 2000, and its opinion that the merger consideration is fair from a financial point of view to the shareholders of Tehama Bancorp;

        - the expectation that the merger will be tax-free (except as to cash paid in lieu of fractional interests and for dissenting shares) for federal income tax purposes to Tehama Bancorp shareholders and will qualify as a pooling of interests for accounting and financial reporting purposes;

        - the generally favorable impact that the Tehama Bancorp board of directors expects the merger to have on Tehama Bancorp's customers, employees and the communities in its service area, through the expanded financial services and increased lending capabilities Tehama Bancorp will be able to offer; and

        - the comparative benefit of other potential candidates for a combination transaction and the cost and benefits of continuing as an independent bank.

        The Tehama Bancorp board of directors also considered the following potential risks associated with the proposed merger:

        - complications of converting the Tehama Bancorp data processing systems to those of Humboldt Bancorp;

        - inability to achieve expected cost savings necessary for the merger to be accretive to the earnings per share of Humboldt Bancorp;

        - the potential loss of Tehama Bancorp customers due to the perception that it is no longer a "local" financial institution;

        - the potential loss of Tehama Bancorp employees necessary to carry on the mission of Tehama Bank; and

        - difficulty in managing/oversight of a subsidiary of a multi-bank holding company whose main base of operations is located at a distance from the subsidiary.

        The Tehama Bancorp board of directors did not assign relative weight to any of the foregoing factors, and different directors may have assigned different weights to different factors. The foregoing discussion of the information and factors considered by the Tehama Bancorp board of directors is not intended to be exhaustive but is believed to include all material factors that the Tehama Bancorp board of directors considered.

        The Tehama Bancorp board of directors believes that the merger, including the conversion rate, is fair to and in the best interests of Tehama Bancorp and you as the Tehama Bancorp shareholders and has unanimously approved and adopted the merger agreement and recommends that you vote for approval of the merger agreement.

Tehama Bancorp Conversion Rate

        The boards of directors of Humboldt Bancorp and Tehama Bancorp determined the conversion rate in an arm's length negotiation.

        Each share of Tehama Bancorp common stock that is outstanding immediately prior to the merger, other than shares to which its holders have properly exercised dissenters' rights, will be converted into 1.775 shares of Humboldt Bancorp common stock.

        You are urged to obtain current market quotations for Humboldt Bancorp common stock and Tehama Bancorp common stock. Based on the closing price of $11.25 on September 20, 2000, the day of the announcement of the merger, and $11.88 on a recent date of January 31, 2001, the exchange value was $19.97 and $21.08, respectively, of Humboldt Bancorp common stock for each share of Tehama Bancorp common stock. It is expected that the market price of Humboldt Bancorp common stock will fluctuate between the date of this document and the date on which the merger is completed and thereafter. Because the number of shares of Humboldt Bancorp common stock to be received by you in the merger will be determined based on the average closing price and the market price of Humboldt Bancorp common stock which is subject to fluctuation, the value of the shares of Humboldt Bancorp common stock that you will receive in the merger may increase or decrease before and after the merger. If the average trading price of Humboldt Bancorp common stock is less than $9.75 on the closing date and the parties do not renegotiate the conversion rate, either Humboldt Bancorp or Tehama Bancorp may terminate the merger agreement.

        This risk is further explained under "Risk Factors" since the market price of Humboldt Bancorp common stock will vary, Tehama Bancorp shareholders cannot be sure of the value of the Humboldt Bancorp common stock to be received in the merger.

        Fractional Shares. No fractional shares of Humboldt Bancorp common stock will be issued in the merger. Instead, if you would otherwise be entitled to receive a fractional share, Humboldt Bancorp will pay you an amount in cash equal to the product obtained by multiplying (1) the closing sale price of Humboldt Bancorp common stock as reported on the Nasdaq National Market on the day immediately preceding the merger closing date, by (2) the fraction of the share of Humboldt Bancorp common stock to which you would otherwise be entitled. You will not be entitled to dividends or other rights in respect of any fractional share.

Exchange Procedure

        Humboldt Bancorp has contracted with Illinois Stock Transfer Company to effect the exchange and issuance of its securities in the merger. On or as soon as practicable after the merger, Humboldt Bancorp will deliver to Illinois Stock Transfer Company (i) certificates of Humboldt Bancorp common stock and (ii) cash equal to the amount of any fractional shares.

        Upon surrender to Illinois Stock Transfer Company of one or more Tehama Bancorp stock certificates for cancellation, accompanied by the transmittal letter that will be sent to the Tehama Bancorp shareholders, Illinois Stock Transfer Company will promptly deliver, to each holder of surrendered Tehama Bancorp stock certificates, certificates for shares of Humboldt common stock and a check for payment of any fractional shares.

        Until Tehama Bancorp stock certificates have been surrendered and exchanged, each outstanding Tehama Bancorp stock certificate will constitute, for all corporate purposes, the right to receive shares of Humboldt Bancorp common stock. Until Tehama Bancorp certificates are surrendered, dividends accrued on Humboldt Bancorp stock after the merger will not be payable on the Humboldt Bancorp shares into which the Tehama Bancorp shares are converted, and the holders entitled to Humboldt Bancorp shares will not be entitled to vote.

        If any holder of Tehama Bancorp common stock is unable to surrender his or her Tehama Bancorp stock certificates because the stock certificates have been lost or destroyed, the holder may instead deliver an affidavit and indemnity undertaking in form and substance and, if required, with surety satisfactory to Illinois Stock Transfer Company and Humboldt Bancorp.

        All outstanding stock options to acquire Tehama Bancorp common stock will be assumed by Humboldt Bancorp upon completion of the merger, and Humboldt Bancorp common stock, adjusted as to price and number of shares to take account of the conversion ratio, will be substituted for Tehama Bancorp shares when such options are exercised.

Interests of Certain Persons in the Merger and Material Contracts

        In considering the recommendations of the boards of directors of Humboldt Bancorp and Tehama Bancorp for approval of the merger, the shareholders of Humboldt Bancorp and Tehama Bancorp should be aware that certain members of the boards of directors of Humboldt Bancorp and Tehama Bancorp may have substantial interest in the merger as described below.

        At the effective time of the merger, there will be 11 members of the board of directors of Humboldt Bancorp consisting of seven of the existing 12 members of the current board of directors of Humboldt Bancorp and four new members from the board of directors of Tehama Bancorp. At the effective time of the merger, there shall also be 16 members of the board of directors of Tehama Bank, consisting of the then existing 14 members of the current board of directors of Tehama Bank, and two new members from the board of directors of Humboldt Bancorp.

        It is presently anticipated that current Tehama Bancorp directors John Koeberer, Garry Fish, Gary Katz and Gary Napier will be appointed directors of Humboldt Bancorp, and Messrs. Mason, Angell, Evans, Francesconi, McBeth, Winzler and Weborg shall remain directors of Humboldt Bancorp. Further, it is expected that Humboldt Bancorp director Theodore S. Mason and one other current Humboldt Bancorp board member will be appointed as directors of Tehama Bank.

        In addition, each director of Humboldt Bancorp has entered into an agreement with Tehama Bancorp, and each director of Tehama Bancorp has entered into an agreement with Humboldt Bancorp, which provides that the director agrees:

        - to recommend that the shareholders of Humboldt Bancorp or Tehama Bancorp, as the case may be, approve the agreement, and to advise Humboldt Bancorp's or Tehama Bancorp's shareholders to reject any subsequent proposal or offer received by Humboldt Bancorp or Tehama Bancorp, as the case may be, relating to any purchase, sale, acquisition, merger, or other form of business combination involving Humboldt Bancorp or Tehama Bancorp or any of its assets, equity securities or debt securities, and to proceed with the merger between Humboldt Bancorp and Tehama Bancorp, unless the directors of Humboldt Bancorp or Tehama Bancorp, as the case may be, has been advised by outside financial advisors and legal counsel that he should not take that action;

        - not to take any action that will alter or affect in any way the right to vote the shares of Humboldt Bancorp or Tehama Bancorp common stock, except with the prior written consent of Humboldt Bancorp or Tehama Bancorp, as the case may be, or to change the right from that of a shared right of the director to vote the shares Humboldt Bancorp or Tehama Bancorp common stock to a sole right of the director to vote the shares of Humboldt Bancorp or Tehama Bancorp common stock as the case may be; and

        - to vote all shares of Humboldt Bancorp or Tehama Bancorp common stock that the director has power to vote in favor of the merger.

        Further, it is the intent of Humboldt Bancorp that Tehama Bank enter into a contract with Mr. William Ellison, President and Chief Executive Officer of Tehama Bank, to serve in the same capacity for Tehama Bank as a subsidiary of Humboldt Bancorp following the merger. It is anticipated that most other present officers and employees of Tehama Bank will initially continue in the same or similar capacities with Tehama Bank.

Regulatory Approval and Completion of the Merger

        The merger must be approved by the Board of Governors of the Federal Reserve System and by the California Department of Financial Institutions. As of the date of this document, the merger was approved by the Board of Governors of the Federal Reserve System, but approval by the California Department of Financial Institutions is still pending. The approval of the merger by the California Department of Financial Institutions and the Federal Reserve Board is not a recommendation or endorsement of the merger by any of those agencies.

Closing Date

        The closing of the merger will take place no more than 30 days after the receipt of the last required regulatory approval and expiration of all applicable waiting periods.

        Also, the conditions precedent to the obligations of Humboldt Bancorp and Tehama Bancorp must be satisfied, or written waiver of the conditions by Humboldt Bancorp and Tehama Bancorp, as the case may be, must be received.

        It is presently anticipated that the merger will be completed by March 31, 2001.

Conditions to the Merger

        This section contains information regarding all the material conditions that must be met for the completion of the merger. These conditions include, but are not limited to, the following:

        - Approval of the merger agreement and authorization of the merger by the vote of the holders of a majority of the outstanding shares of Tehama Bancorp and Humboldt Bancorp;

        - Approval and issuance of any permits required and expiration of all waiting periods;

        - No action taken, or any law, regulation or order enacted, enforced or deemed applicable to the merger, by any government entity which:

               -      makes the completion of the merger illegal;

               - requires the divestiture by Humboldt Bancorp of any material asset or of a material portion of the business of Humboldt Bancorp; or

               - imposes any condition upon Humboldt Bancorp that, in the judgment of Humboldt Bancorp, would be materially burdensome;

        - Humboldt Bancorp and Tehama Bancorp receive a letter from Richardson & Co. that the merger may be accounted for as a pooling-of-interests;

        - The representations and warranties of Humboldt Bancorp and Tehama Bancorp set forth in the merger agreement must be true in all material respects as of the date of completion of the merger; Humboldt Bancorp and Tehama Bancorp must perform and comply in all material respects with the merger agreement; and no event or condition entitling a party to terminate the merger agreement shall have occurred without a waiving of the condition by the party entitled to waive the condition;

        - An opinion shall have been received from Bartel Eng & Schroder that the merger will be a tax-free exchange for federal income tax purposes;

        - No change shall have occurred in the consolidated financial condition, consolidated net assets, shareholders' equity, business, or consolidated operating results of Humboldt Bancorp from December 31, 1999, to the date of completion of the merger that results in a material adverse effect as to Humboldt Bancorp and its subsidiaries taken as a whole;

        - Neither Tehama Bancorp's fairness opinion from Dain Rauscher, nor Humboldt Bancorp's fairness opinion from D. A. Davidson, may be revoked prior to the meetings of shareholders.

Waiver, Amendment, and Termination

        This section contains information regarding all the material provisions in the merger agreement regarding waiver or amendment to the provisions of, or the termination of, the merger agreement.

        Any term or provision of the merger agreement, other than regulatory approval or any of the provisions required by law, may be waived in writing, at any time, by the party which is, or whose shareholders are, entitled to the benefits of the term or provision.

        The merger agreement provides that it may be terminated prior to the completion of the merger. These events include, but are not limited to, the following:

        - By mutual consent of the boards of directors of Humboldt Bancorp and Tehama Bancorp;

        - By either party if the merger is not accounted for as a pooling of interests;

        - By either party if holders owning more than 10% of the outstanding shares of Tehama Bancorp common stock and Humboldt Bancorp common stock have exercised their dissenter's rights;

        - By Humboldt Bancorp or Tehama Bancorp upon the failure to satisfy any conditions specified in the merger agreement if the failure is not caused by any action or inaction of the party requesting termination;

        - By Humboldt Bancorp or Tehama Bancorp if an Acquisition Event, as defined in the merger agreement, occurs involving the other party;

        - By Humboldt Bancorp or Tehama Bancorp if there is a material breach of any of the representations or warranties of the other, which breach, in the reasonable opinion of the terminating party, cannot be cured prior to the merger and, in the reasonable opinion of the terminating party, is likely to have a material adverse effect on the breaching party or upon the completion of the merger; or

        - By Humboldt Bancorp or Tehama Bancorp if the average trading price, as defined in the merger agreement, is below $9.75 per share on the closing date resulting in an exchange value of less than $17.31 of Humboldt Bancorp common stock for each share of Tehama Bancorp common stock based on the conversion rate, and the parties do not renegotiate the conversion rate.

Liquidated Damages

        If an Acquisition Event, as defined in the merger agreement, occurs involving Tehama Bancorp, then Tehama Bancorp shall pay to Humboldt Bancorp the sum of $1,500,000 in cash and Humboldt Bancorp shall have an option to acquire up to 19.9% of the outstanding shares of Tehama Bancorp at $16.50 per share. If an acquisition event occurs involving Humboldt Bancorp, then Humboldt Bancorp shall pay to Tehama Bancorp the sum of $1,500,000 in cash, and Tehama Bancorp shall have the option to acquire up to 19.9% of the outstanding shares of Humboldt Bancorp at $11.75 per share.

        If the merger agreement is terminated by Tehama Bancorp as a result of the revocation of the Tehama Bancorp fairness opinion; or if the agreement is terminated by Humboldt Bancorp because of a breach of Tehama Bancorp's representations or warranties, a default by Tehama Bancorp, or disclosure in the updated schedules to the merger agreement of a material adverse event, where such breach, default or material adverse event is within the control of Tehama Bancorp or its directors or executive officers, then Tehama Bancorp shall pay to Humboldt Bancorp the sum of $500,000 in cash. If Tehama Bancorp enters into an acquisition agreement within 180 days following termination by Humboldt Bancorp, Tehama Bancorp shall pay to Humboldt Bancorp an additional $250,000.

        If the merger agreement is terminated by Humboldt Bancorp as a result of the revocation of the Humboldt Bancorp fairness opinion; or if the agreement is terminated by Tehama Bancorp because of a breach of Humboldt Bancorp's representations or warranties, a default by Humboldt Bancorp, or disclosure in the updated schedules to the merger agreement of a material adverse event, where such breach, default or material adverse event is within the control of Humboldt Bancorp or its directors or executive officers, then Humboldt Bancorp shall pay to Tehama Bancorp the sum of $500,000 in cash. If Humboldt Bancorp enters into an acquisition agreement within 180 days following termination by Tehama Bancorp, Humboldt Bancorp shall pay to Tehama Bancorp an additional $250,000.

                   OPINION OF TEHAMA BANCORP FINANCIAL ADVISOR

        Tehama Bancorp retained Dain Rauscher to act as its financial advisor in connection with the merger and related matters based upon its qualifications, expertise and reputation. On September 6, 2000, Dain Rauscher rendered its oral opinion to the board of directors of Tehama Bancorp that the consideration to be received pursuant to the merger agreement is fair from a financial point of view to the holders of Tehama Bancorp common stock. The full text of the written opinion delivered as of the date of this document, sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix B to this document. Tehama Bancorp's shareholders are urged to read the opinion carefully and in its entirety. The opinion does not constitute a recommendation to any shareholder of Tehama Bancorp as to how such shareholder should vote at the special meeting.

        Tehama Bancorp engaged Dain Rauscher in March 2000, to act as its exclusive financial advisor in connection with the merger. Dain Rauscher agreed to assist Tehama Bancorp in analyzing, structuring, negotiating and effecting a transaction with Humboldt Bancorp. Tehama Bancorp selected Dain Rauscher because Dain Rauscher is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with Tehama Bancorp and its business. As part of its investment banking business, Dain Rauscher is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions.

        A representative of Dain Rauscher attended the meeting of the Tehama Bancorp board of directors held on September 6, 2000, at which the Tehama Bancorp board of directors considered and approved the merger agreement. At the September 6 meeting, Dain Rauscher rendered an oral opinion that, as of that date, the conversion rate was fair to Tehama Bancorp and its shareholders from a financial point of view. That opinion was reconfirmed in writing as of the date of this document.

        Dain Rauscher's opinion is directed to the Tehama Bancorp board of directors and addresses only the conversion rate of 1.775 shares of Humboldt Bancorp common stock for each share of Tehama Bancorp common stock. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any shareholder as to how the shareholder should vote at the Meeting with respect to the merger or any matter related thereto.

        In rendering its opinion, Dain Rauscher reviewed:

               -      the merger agreement,

               - annual reports to shareholders and annual reports on Form 10-K of Humboldt Bancorp,

               - annual reports to shareholders and annual reports on Form 10-K of Tehama Bancorp,

               -      quarterly reports on Form 10-Q of Humboldt Bancorp,

               -      quarterly reports on Form 10-Q of Tehama Bancorp, and

               - certain internal financial analyses and forecasts for Tehama Bancorp and Humboldt Bancorp prepared by their respective managements.

        Dain Rauscher also held discussions with members of senior management of Tehama Bancorp and Humboldt Bancorp regarding their respective:

               -      past and current business operations,

               -      regulatory relationships,

               -      financial condition, and

               -      future prospects of the respective companies.

        Dain Rauscher compared certain financial and stock market information for Humboldt Bancorp and Tehama Bancorp with similar information for certain other companies with publicly traded securities, reviewed the financial terms of certain recent business combinations in the banking industry, and performed other studies and analyses that it considered appropriate.

        In conducting its review and arriving at its opinion, Dain Rauscher relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available. Dain Rauscher did not attempt to verify such information independently. Dain Rauscher relied upon the management of Humboldt Bancorp and Tehama Bancorp as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to Dain Rauscher. Dain Rauscher assumed that those forecasts and projections reflected the best available estimates and judgments of the respective managements of Humboldt Bancorp and Tehama Bancorp. Dain Rauscher also assumed, without independent verification, that the aggregate allowances for loan losses for Humboldt Bancorp and Tehama Bancorp are adequate to cover those losses. Dain Rauscher did not make or obtain any evaluations or appraisals of the property of Humboldt Bancorp or Tehama Bancorp, and Dain Rauscher did not examine any individual credit files.

        The projections furnished to Dain Rauscher and used by it in certain of its analyses were prepared by the senior managements of Tehama Bancorp and Humboldt Bancorp. Neither Tehama Bancorp nor Humboldt Bancorp publicly discloses internal management projections of the type provided to Dain Rauscher in connection with its review of the merger. As a result, such projections were not prepared with a view toward public disclosure. The projections were based on numerous variables and assumptions that are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

        The following is a summary of the material analyses performed by Dain Rauscher related to the oral opinion rendered to Tehama Bancorp's board of directors on September 6, 2000.

        Transaction Summary

        Dain Rauscher calculated the merger consideration to be paid pursuant to the exchange ratio as a multiple of Tehama Bancorp's book value at June 30, 2000, earnings for the twelve months ended June 30, 2000, and 2000 estimated earnings. This computation was based on Tehama Bancorp's June 30, 2000, tangible book value of $10.39 per share, Tehama Bancorp's earnings for the twelve months ended June 30, 2000, of $1.42 per share, and Tehama Bancorp's estimated earnings in 2000 of $1.60 per share. The computation was also based upon a conversion rate of 1.775 Humboldt Bancorp shares for each Tehama Bancorp share and the closing price of Humboldt Bancorp's common stock on September 19, 2000, of $11.50. Based on those assumptions, this analysis indicated that Tehama Bancorp shareholders would receive shares of Humboldt Bancorp common stock worth $20.41 for each share of Tehama Bancorp common stock held and that this amount would represent a multiple of 1.96 times tangible book value per share, 14.37 times earnings for the twelve months ended June 30, 2000, and 12.76 times estimated 2000 earnings per share.

        The following table summarizes the material valuation methodologies and range of values used to support the fairness conclusion as of September 20, 2000, the date that the merger agreement was signed and a recent date of January 2, 2001:


                                                                 September 20,      January 2,
Transaction Summary                                                  2000              2001
                                                               ----------------     ----------
     Exchange Ratio                                                       1.775         1.775
     Humboldt Bancorp Stock Price                                        $11.50      $  10.25
     Per share value of each Tehama Common Stock                         $20.41      $  18.19
     Price-to-Tangible Book Value                                         1.96x         1.75x
     Price-to-Earnings for 12 Months Ended June 30, 2000                 14.37x        12.80x

Dain Rauscher Methodologies for Determination of Fairness

Discounted present value of Tehama common stock                $15.09 to $30.85
Selected Transaction Analysis
   Price to latest available 12 months earnings
       Comparable Group One - Range                             9.16x to 42.32x
                            - Average                                    19.77x
       Comparable Group Two - Range                            11.61x to 27.08x
                            - Average                                    18.90x
   Price to Book Value
       Comparable Group One - Range                              1.20x to 4.76x
                            - Average                                     2.58x
       Comparable Group Two - Range                               1.32 to 4.41x
                            - Average                                     2.51x

                                                    Humboldt
Selected Peer Group Analysis                        Bancorp        Peer Group
----------------------------                        --------       ----------
   Price to latest available 12 month earnings        12.37x         11.59x
   Price to 2000 Estimated Earnings                   10.36x         10.91x
   Price to Book Value                                 1.54x          1.71x
Contribution Analysis
   Tehama Bancorp Pro Forma Ownership                  37.50%
       Tehama Bancorp Contribution to:
           Combined Common Equity                      31.30%
           Combined 2000 estimated net income          31.27%
           Combined Total Assets                       28.90%

        Discounted Cash Flow Analysis

        Dain Rauscher estimated the present value of future cash flows that would accrue to a holder of a share of Tehama Bancorp common stock assuming that the shareholder held the stock for five years and then sold it. The analysis was based on earnings forecasts prepared by management on a stand-alone, independent basis for the year 2000 and annual net income growth rates from 8.0% to 12.0% for the years 2001 through 2004. A 30% dividend payout ratio was assumed for Tehama Bancorp through the year 2004. An estimated year 2004 year end stock price was estimated by multiplying the projected annual earnings by earnings multiples ranging from 10 to 20 times. The estimated stock price for each year and the estimated dividends were discounted at rates from 14% to 18%. These rates were selected because, in Dain Rauscher's experience, they represent the risk-adjusted rates of return that investors in securities such as the common stock of Tehama Bancorp would require. On the basis of these assumptions, Dain Rauscher calculated a range of present values ranging from $15.09 to $30.85. These values were compared to the merger consideration of $20.41 based on a conversion ratio of 1.775 and a Humboldt Bancorp closing price of $11.50. These values may also be compared to the January 2, 2001, value of merger consideration of $18.19 based upon a conversion ratio of 1.775 and a Humboldt closing price of $10.25.

        The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Tehama Bancorp common stock.

        Selected Transaction Analysis

        Using publicly available information, Dain Rauscher reviewed certain terms and financial characteristics, including historical price-to-earnings ratio, the price-to-tangible book ratio, and the tangible book value premium to core deposits paid in prior commercial banking institution merger or acquisition transactions. The first comparable group ("Comparable Group One") included nationwide transactions announced since January 1, 1999, with sellers with assets between $100 million and $300 million that earned greater than 0.75% on total assets. Comparable Group One included 89 transactions. The average price-to-last available twelve month earnings for Comparable Group One was 19.77x, and ranged from 9.16x to 42.32x. The average price-to-tangible book value for Comparable Group One was 2.58x, and ranged from 1.20x to 4.76x. These values were compared to the merger transaction values of 1.96 times Tehama Bancorp's tangible book value per share, and 14.37 times Tehama Bancorp's earnings for the twelve months ended June 30, 2000, based on a conversion ratio of 1.775 and a Humboldt Bancorp closing price of $11.50. These values may also be compared to the merger transaction values of 1.75 times Tehama Bancorp's tangible book value per share, and 12.80 times Tehama Bancorp's earnings for the twelve months ended June 30, 2000, based on a conversion ratio of 1.775 and a Humboldt Bancorp closing price of $10.25 on January 2, 2001.

Comparable Group One                              Average            Range
                                                  -------       ---------------
   Price-to-last available 12 month earnings       19.77x        9.16x to 42.32x
   Price-to-tangible book value                     2.58x        1.20x to 4.76x

        The second comparable group ("Comparable Group Two") included transactions announced since January 1, 1999, with sellers located in California with assets between $100 million and $300 million that earned greater than 0.75% on total assets. Comparable Group Two included 22 transactions. The average price-to-last twelve month earnings for Comparable Group Two was 18.90x, and ranged from 11.61x to 27.08x. The average price-to-tangible book value for Comparable Group Two was 2.51x, and ranged from 1.32x to 4.41x. These values were compared to the merger transaction values of 1.96 times Tehama Bancorp's tangible book value per share, and 14.37 times Tehama Bancorp's earnings for the twelve months ended June 30, 2000. The merger transaction values are based on a conversion ratio of 1.775 and a Humboldt Bancorp closing price of $11.50. These values may also be compared to the merger transaction values of 1.75 times Tehama Bancorp's tangible book value per share, and 12.80 times Tehama Bancorp's earnings for the twelve months ended June 30, 2000. The merger transaction values are based on a conversion ratio of 1.775 and a Humboldt Bancorp closing price of $10.25 on January 2, 2001.


Comparable Group Two                     Average           Range
                                         -------      ----------------
   Price-to- last 12 month earnings       18.90x      11.61x to 27.08x
   Price-to-tangible book value            2.51x        1.32x to 4.41x

        No company or transaction used as a comparison in the above analysis is identical to Humboldt Bancorp, Tehama Bancorp or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

        Selected Peer Group Analysis

        Dain Rauscher compared the financial performance and market performance of Humboldt Bancorp with selected banking institutions with assets between $500 million and $1 billion earning over 1.00% return on assets (the "Comparable Bank Group") deemed relevant by Dain Rauscher.

        The comparisons were based on:

        -      various financial measures,

        -      earnings performance,

        -      operating efficiency,

        -      capital adequacy,

        -      asset quality, and

        -      various measures of market performance including

               -      market/book values,

               -      price to earnings, and

               -      dividend yields.

        To perform this analysis, Dain Rauscher used the financial information as of and for the latest available twelve months (LTM) and market price information as of September 6, 2000.

        Dain Rauscher's analysis showed the following concerning Humboldt Bancorp's financial performance:

                                                  Humboldt    Comparable Bank
Performance Measure                               Bancorp      Group Average
-------------------                               --------    ---------------
Return on average common equity                    14.66%         14.50%
Return on assets                                    1.24%          1.40%
Net interest margin                                 5.49%          5.14%
Efficiency ratio                                   77.27%         57.23%
Leverage ratio                                      8.55%          9.68%
Non-performing assets to total assets               0.60%          0.42%
Loan loss reserve to non-performing assets        179.24%        318.93%

        Dain Rauscher compared the financial performance measures of Humboldt Bancorp with the financial performance measures of the Comparable Bank Group.

        Dain Rauscher's analysis showed the following concerning Humboldt Bancorp's market performance:


                                                                Humboldt   Comparable Bank
Performance Measure                                              Bancorp    Group Average
-------------------                                             --------   ---------------
Price earnings multiple, based on LTM earnings                   12.37x        11.59x
Price earnings multiple, based on 2000 estimated earnings        10.36x        10.91x
Price to tangible book multiples                                  1.54x         1.71x

        Dain Rauscher compared the market performance measures for Humboldt Bancorp with those of the Comparable Bank Group to determine, in light of the relative financial performance measures, the value of Humboldt Bancorp shares relative to the value of the Comparable Bank Group. Dain Rauscher concluded that the Humboldt Bancorp shares to be received by the Tehama Bancorp shareholders were fairly valued relative to the Comparable Bank Group.

        For purposes of the above calculations, all earnings estimates are based upon the estimates for Humboldt Bancorp provided by Humboldt Bancorp management. Because of the inherent differences in the businesses, operations, financial conditions and prospects of Humboldt Bancorp and the companies included in the Comparable Bank Group, Dain Rauscher believed that a purely quantitative comparable company analysis would not be particularly meaningful in the context of the merger. Dain Rauscher believed that the appropriate use of a comparable company analysis in this instance would involve qualitative judgments concerning the differences between Humboldt Bancorp and the companies included in the Comparable Bank Group which would affect the trading values of the comparable companies.

        Contribution Analysis

        Dain Rauscher analyzed the relative contribution of each of Humboldt Bancorp and Tehama Bancorp to certain pro forma balance sheet and income statement items of the combined entity. The contribution analysis showed:

Tehama Bancorp contribution to:
     Combined common equity ......................................        31.30%
     Combined 2000 estimated net income without cost savings .....        31.27%
     Combined total assets .......................................        28.90%
     Tehama Bancorp estimated pro forma ownership ................        37.50%

        Dain Rauscher compared the relative contribution of the balance sheet and income statement items with the estimated pro forma ownership for Tehama Bancorp shareholders based on a conversion rate of 1.775. Dain Rauscher concluded that, using a 1.775 conversion rate, Tehama Bancorp shareholders would receive a pro forma ownership interest greater than the Tehama Bancorp pro forma contribution of equity, earnings and assets to the combined company. The pro forma contribution and ownership is determined by the exchange ratio and is independent of the market price of the common shares of Humboldt Bancorp.

        Other Analyses

        Dain Rauscher compared the relative financial and market performance of Tehama Bancorp and Humboldt Bancorp to a variety of relevant industry peer groups and indices. Dain Rauscher also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for Humboldt Bancorp.

        Under the terms of its engagement with Tehama Bancorp, Dain Rauscher is required to deliver its opinion to the board of directors of Tehama Bancorp in connection with the execution of the Agreement and is required to update its opinion for any application for regulatory approval and for inclusion in any proxy materials sent to Tehama Bancorp shareholders in connection with the merger. In connection with its opinion dated as of the date of this document, Dain Rauscher performed procedures to update, as necessary, certain of the analyses described above. Dain Rauscher reviewed the assumptions on which the analyses described above were based and the factors considered in connection therewith. Dain Rauscher did not perform any analyses in addition to those described above in updating its September 6, 2000, oral opinion.

        The summary set forth above is not a complete description of the presentation by Dain Rauscher to Tehama Bancorp's board of directors or of the analysis performed by Dain Rauscher. Dain Rauscher believes that its analyses and the summary set forth above must be considered as a whole. In addition, Dain Rauscher may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Dain Rauscher's view of the actual value of Tehama Bancorp or the combined companies. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

        In performing its analyses, Dain Rauscher made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Tehama Bancorp and Humboldt Bancorp. The analyses performed by Dain Rauscher are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Dain Rauscher's analysis of the fairness of the consideration to be received by Tehama Bancorp shareholders in the merger and were provided to Tehama Bancorp's board of directors in connection with the delivery of Dain Rauscher's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. The forecasts used by Dain Rauscher in certain of its analyses are based upon numerous variables and assumptions, which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those contemplated in such forecasts.

        As described under "Description of the Merger--Background and Reasons for the Merger," Dain Rauscher's opinion and presentation to the board of directors were among the many factors taken into consideration by Tehama Bancorp's board of directors in making its determination to approve the merger agreement.

        Dain Rauscher Wessels

        The Tehama Bancorp board of directors has retained Dain Rauscher as an independent contractor to act as financial adviser to Tehama Bancorp regarding the merger. In the ordinary course of its business as a broker-dealer, Dain Rauscher may, from time to time, purchase securities from, and sell securities to, Tehama Bancorp and Humboldt Bancorp. As a market maker in securities, Dain Rauscher may from time to time have a long or short position in, and buy or sell, debt or equity securities of Tehama Bancorp and Humboldt Bancorp for Dain Rauscher's own account and for the accounts of its customers. Dain Rauscher has not previously provided investment banking services to Tehama Bancorp or to Humboldt Bancorp.

        Tehama Bancorp and Dain Rauscher have entered into an agreement relating to the services to be provided by Dain Rauscher in connection with the merger. Tehama Bancorp has agreed to pay Dain Rauscher $75,000 on the date the merger was publicly announced and, at the time of closing, a cash fee equal to 1.50% of the market value of the aggregate consideration paid in exchange for the outstanding shares of common stock of Tehama Bancorp in the merger. Pursuant to the Dain Rauscher engagement agreement, Tehama Bancorp also agreed to reimburse Dain Rauscher for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Dain Rauscher against certain liabilities, including liabilities under the federal securities laws.

                  OPINION OF HUMBOLDT BANCORP FINANCIAL ADVISOR

        Humboldt Bancorp's board retained D.A. Davidson in April 2000, on an exclusive basis, to provide limited financial advisory services and a fairness opinion in connection with the proposed merger. D.A. Davidson, as part of its investment banking business, is engaged in the valuation of banking and other businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Humboldt Bancorp's board of directors retained D.A. Davidson based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions. Humboldt Bancorp has retained D.A. Davidson in the past for other investment banking assignments. D.A. Davidson makes a market in Humboldt Bancorp's common stock on the Nasdaq National Market.

        On August 17, 2000, a representative of D.A. Davidson attended the Humboldt Bancorp board of directors' meeting at which Humboldt Bancorp's board of directors considered and approved the merger agreement. The representative presented orally to the board of directors the D.A. Davidson fairness opinion that, as of the date of the board meeting, the merger consideration to be paid pursuant to the merger agreement is fair from a financial point of view to the holders of Humboldt Bancorp common stock. That opinion was reconfirmed in writing as of the date of this document. The full text of D.A. Davidson's opinion, including review procedures, valuation methods and assumptions and results of its analyses, is attached as Appendix C to this document.

        Under the terms of its engagement with Humboldt Bancorp, D.A. Davidson is required to deliver its opinion to the Humboldt Bancorp board of directors in connection with the execution of the Agreement and is required to update its opinion at the time of any filing with the Securities and Exchange Commission and at the closing of the transaction if requested by Humboldt Bancorp. In connection with its opinion dated as of the date of this document, D.A. Davidson performed procedures to update, as necessary, certain of the analyses described below. D.A. Davidson reviewed the assumptions on which the analyses described below were based and the factors considered in connection with the analysis. D.A. Davidson did not perform any analyses in addition to those described below in updating its August 17, 2000, oral opinion.

        D.A. Davidson's opinion is directed to the Humboldt Bancorp's board of directors and addresses only the merger consideration of exchanging 1.775 shares of Humboldt Bancorp common stock for each share of Tehama Bancorp common stock. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any shareholder as to how the shareholder should vote at the meeting with respect to the merger or any other matter related thereto.

Review Procedures

        In connection with providing the opinion, D.A. Davidson:

        -      reviewed the merger agreement;

        - reviewed certain publicly available financial statements and regulatory information concerning Humboldt Bancorp and Tehama Bancorp;

        - reviewed certain internal financial statements and other financial and operating data of Humboldt Bancorp and Tehama Bancorp provided by managements of Humboldt Bancorp and Tehama Bancorp;

        - discussed the past and current operations, financial condition, and future prospects of Humboldt Bancorp and Tehama Bancorp with their executive managements;

        - compared the relative contributions of assets, liabilities, income and expenses to the combined corporation by Humboldt Bancorp and Tehama Bancorp;

        - compared similar transactions to the merger of Humboldt Bancorp and Tehama Bancorp;

        - analyzed the pro forma results that the combined corporation could produce through the end of 2002 based upon forecasts prepared by managements of Humboldt Bancorp and Tehama Bancorp; and,

        - performed other analyses and reviews, as D.A. Davidson deemed appropriate.

        In connection with its review, D.A. Davidson relied upon and assumed the accuracy and completeness of all of the information provided to it. D.A. Davidson does not assume any responsibility for independent verification of the information. D.A. Davidson assumed that the internal confidential financial projections prepared by both managements were reasonably prepared, reflecting the best currently available estimates and judgments of the future financial performance of the combined operation, and did not independently verify the validity of their assumptions.

        D.A. Davidson did not make any independent evaluation or appraisal of the assets and liabilities of Humboldt Bancorp or Tehama Bancorp, nor was it furnished with any appraisals. D.A. Davidson did not examine individual loan files of Humboldt Bancorp or Tehama Bancorp. D.A. Davidson is not an expert in the evaluation of loan portfolios for the purpose of assessing the adequacy of the allowance for loan losses and assumed that these allowances are, in the aggregate, adequate to cover the losses.

        D.A. Davidson's opinion is predicated on the merger receiving the tax and accounting treatment contemplated in the merger agreement.

        D.A. Davidson provides its opinion without regard to the necessity for, or level of, any restrictions, obligations, undertakings or other actions, which may be imposed or required in the course of obtaining regulatory approval for the merger.

        D.A. Davidson's opinion is necessarily based upon economic, market and other conditions in effect on and the information made available to D.A. Davidson as of the date of this document.

        No limitations were imposed on D.A. Davidson regarding the scope of its investigation or otherwise by Humboldt Bancorp or Tehama Bancorp.

Valuation Methods

        In connection with providing its opinion, D.A. Davidson performed a variety of financial analyses, including those summarized in the following sections. The information provided in these sections is not a complete description of the analyses that D.A. Davidson used in reaching its opinion. Preparation of a fairness opinion involves various determinations and judgments as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances.

        While D.A. Davidson provided the Humboldt Bancorp board of directors with results of the various analyses that follow, D.A. Davidson believes that all of its analysis must be considered as a whole and that selecting portions of its analysis and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, or including other discrete analyses or factors, could create an incomplete view of the evaluation process underlying its opinion.

        In performing its analyses, D.A. Davidson made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Humboldt Bancorp, Tehama Bancorp, the combined company and D.A. Davidson.

        The following lists the summary analyses presented in the following sections by D.A. Davidson to Humboldt Bancorp's board of directors on August 17, 2000:

        -      comparable company analysis and historical stock data analysis

        - analysis of relative contributions of Humboldt Bancorp and Tehama Bancorp

        -      comparable exchange ratio analysis and transaction analysis

        -      discounted cash flow analysis

        -      pro forma merger analysis and accretion/dilution analysis

        The following table summarizes the material valuation methodologies and range of values used to support the updated fairness conclusion:

                                             At Delivery
                                             of Opinion    At Announcement     As of
                                             August 17,     September 20,    January 2,
Transaction Summary                             2000            2000            2001
-------------------                          -----------    -------------    ----------
Tehama Bancorp Closing Price                  $  14.88        $  17.00        $  16.44
Humboldt Bancorp Closing Price                $  11.63        $  11.50        $  10.25
Exchange Ratio                                   1.775           1.775           1.775
Implied Purchase Price/Share                  $  20.63        $  20.41        $  18.19
Price/Book Value                                  1.93x           1.91x           1.70x
Price/LTM Earnings ended June 30, 2000            14.5x           14.4x           12.8x

D.A. Davidson Methodologies for Determination of Fairness

                                                                      Comparable
                                        Humboldt       Tehama          Company
Comparable Company Analysis             Bancorp        Bancorp         Average
---------------------------             --------       --------       ----------
    Price/2000 Estimated Earnings          10.5x           8.5x          10.1x
    Price/2001 Estimated Earnings           8.6x           7.0x           8.8x
    Price/Book Value                       1.55x          1.39x          1.52x

Contribution Analysis (As of and for The Six Months Ended June 30, 2000)

                                Humboldt         Tehama
                                Bancorp          Bancorp
                                --------         --------
    Assets                          71.1%            28.9%
    Net Loans                       69.8%            30.2%
    Deposits                        71.3%            28.7%
    Equity                          68.7%            31.3%
    Net Interest Income             70.1%            29.9%
    Non-Interest Income             87.9%            12.1%
    Non-Interest Expense            82.4%            17.6%
    Earnings                        67.2%            32.8%
    Pro Forma Ownership             64.0%            36.0%

                                                          Implied
Comparable Transactions                                 Value/Share
-----------------------                              ----------------
    Recent US Bank Mergers
        Median Price/LTM EPS (24.3x)                           $34.51
        Average Price/Book Value (2.17x)                       $23.15
    Western US Bank Mergers
        Median Price/LTM EPS (27.7x)                           $39.33
        Average Price/Book Value (2.34x)                       $24.97
    California and Oregon Bank Mergers
        Median Price/LTM EPS (20.8x)                           $29.54
        Average Price/Book Value (2.44x)                       $26.03
Discounted Cash Flow Analysis
    Discounted Present Value of Tehama shares        $19.22 to $28.41

Comparable Company Analysis

        D.A. Davidson compared the financial performance and market performance of Humboldt Bancorp and Tehama Bancorp based on various financial measures of earnings performance, operating efficiency, capital adequacy and asset quality and various measures of market performance, including but not limited to, price to book values, price to earnings, and dividend yields to selected bank holding companies.

        For the purpose of such analysis, the financial information used by D.A. Davidson is as of and for the six months ended June 30, 2000. Market price information is as of August 16, 2000. D.A. Davidson selected publicly traded banking companies in the northern California and southern Oregon markets with assets between $200 million and $1 billion. D.A. Davidson excluded any bank that is in the process of being acquired.

        D.A. Davidson's analysis showed the following concerning Humboldt's Bancorp financial performance:

                                                                 Comparable Company
                                            Humboldt Bancorp    ---------------------
                                               Performance      Average        Median
                                            ----------------    -------        ------
Return on average assets                           1.17%          1.21%          1.42%
Return on average equity                          14.30%         15.10%         14.70%
Net Interest Margin                                5.36%          5.67%          5.40%
Efficiency                                        78.30%         63.30%         59.80%
Ratio of total equity to total assets              7.70%          8.40%          8.00%
Ratio of non-performing assets to total
    loans plus other real estate owned             0.97%          0.79%          0.18%
Ratio of loan loss reserve to total loans          1.64%          1.85%          1.45%

        D.A. Davidson's analysis further showed the following concerning Humboldt Bancorp's market performance:

        - that Humboldt Bancorp's price to earnings per share multiple based on 2000 projected earnings was 10.5 times, compared to an average of 10.1 and median of 10.6;

        - that its price to earnings per share multiple based on 2001 projected earnings was 8.6 times, compared to an average of 8.8 and median of 9.3;

        - that its price to book value per share was 1.55 times, compared to an average of 1.52 and median of 1.56; and

        - that its dividend yield was 0.00% compared to an average of 1.99% and median of 2.07%.

        D.A. Davidson's analysis showed the following concerning Tehama Bancorp's financial performance:

                                                                 Comparable Company
                                              Tehama Bancorp    ---------------------
                                               Performance      Average        Median
                                              --------------    ------         ------
Return on average assets                           1.25%          1.21%          1.42%
Return on average equity                          15.30%         15.10%         14.70%
Net Interest Margin                                4.70%          5.67%          5.40%
Efficiency                                        62.30%         63.30%         59.80%
Ratio of total equity to total assets              8.60%          8.40%          8.00%
Ratio of non-performing assets to total
    loans plus other real estate owned             0.47%          0.79%          0.18%
Ratio of loan loss reserve to total loans          1.48%          1.85%          1.45%

        D.A. Davidson's analysis further showed the following concerning Tehama Bancorp's market performance:

        - that Tehama Bancorp's price to earnings per share multiple based on 2000 projected earnings was 8.5 times, compared to an average of 10.1 and median of 10.6;

        - that its price to earnings per share multiple based on 2001 projected earnings was 7.0 times, compared to an average of 8.8 and median of 9.3;

        - that its price to book value per share was 1.39 times, compared to an average of 1.52 and median of 1.56; and

        - that its dividend yield was 0.00% compared to an average of 1.99% and median of 2.07%.

Historical Stock Data Analysis

        D.A. Davidson reviewed weekly stock price data for Humboldt Bancorp common stock and Tehama Bancorp common stock compared to the Nasdaq Bank Index and S&P Banking Index for the period from January 1999 through August 16, 2000. This analysis showed that on a relative performance basis, Humboldt Bancorp's and Tehama Bancorp's stock prices went up 27% and 23%, respectively, compared with a reduction of 11% for the Nasdaq Bank Index and 12% for the S&P Banking Index. During this same time frame, the Dow Jones Industrial Average and S&P 500 Index were both up 20%.

Analysis of Relative Contributions of Parties

        In preparing its opinion, D.A. Davidson also reviewed the relative financial contributions of Humboldt Bancorp and Tehama Bancorp to certain pro forma balance sheet and income statement items of the combined company. The chart below shows these percentage contributions.

     Relative Contributions as of and for the Six Months Ended June 30, 2000


                           Humboldt       Tehama
                           Bancorp        Bancorp
                           --------       -------
Assets                       71.1%          28.9%
Net Loans                    69.8%          30.2%
Deposits                     71.3%          28.7%
Equity                       68.7%          31.3%
Net Interest Income          70.1%          29.9%
NonInterest Income           87.9%          12.1%
NonInterest Expense          82.4%          17.6%
Earnings                     67.2%          32.8%


        Applying the exchange ratio to Tehama Bancorp's common stock results in Humboldt Bancorp shareholders owning approximately 64% of the combined company.

Exchange Ratio Analysis

        D.A. Davidson calculated the multiple which the merger consideration represents based on the exchange ratio in the merger agreement of 1.775 shares of Humboldt Bancorp common stock for each share of Tehama Bancorp common stock and the closing price of Humboldt Bancorp common stock as of August 16, 2000. Based on the $11.625 closing price of Humboldt Bancorp on August 16, 2000, the merger consideration represented a per share value of $20.63 per share for each share of Tehama Bancorp. The multiples were calculated based on Tehama Bancorp's June 30, 2000, book value per share of $10.67 and its last twelve month earnings per share of $1.42. The transaction price to book value was 193% and the transaction price to last twelve month earnings per share was 14.5 times.

Comparison to Selected Transactions

        After completing its analysis of the exchange ratio based on the relative contributions of the parties, D.A. Davidson reviewed comparable transactions to validate its analysis. D.A. Davidson performed an analysis of selected mergers of banking organizations in California and Oregon, the western United States and nationwide that have been announced year-to-date as of August 16, 2000. Generally, the comparable transactions reinforced D.A. Davidson's opinion that the exchange ratio was fair. The information that we reviewed included, but was not limited to, the following:

        Size of acquired company
        Total transaction value, in aggregate and on a per share basis Resulting price-to-book ratios and price-to-earnings multiples

        D.A. Davidson's initial selection of a guideline group yielded 14 mergers of banks in California and Oregon announced in 2000 as of August 16, 2000. Within that group of 14, D.A. Davidson excluded two transactions because of a lack of financial information or the transaction being a merger of equals.

        These remaining 12 transactions, which were used in D.A. Davidson's analysis, are summarized in the data presented below.

        D.A. Davidson also looked at bank merger multiples for the second quarter of 2000 on both a national level and in the western United States consisting of Alaska, Arizona, California, Hawaii, Idaho, Montana, Nevada, Oregon, Washington and Wyoming.

All Recent Bank Acquisitions in the U.S.

        There were 35 bank merger or acquisition transactions announced during the second quarter of 2000. The valuation multiples involved with these transactions, and the implied sales price for Tehama Bancorp using each multiple, are set forth below:

                                    National         Tehama           Implied
                                    Multiple         Bancorp        Value/Share
                                    --------         --------       -----------
Median Price to LTM Earnings           24.3x         $   1.42        $  34.51
Average Price to Book                    217%        $  10.67        $  23.15

Western U.S. Bank Acquisitions

        There were six bank merger or acquisition transactions announced during the second quarter of 2000. The valuation multiples involved with these transactions, and the implied sales price for Tehama Bancorp using each multiple, are set forth below:

                                   Western US        Tehama           Implied
                                    Multiple         Bancorp        Value/Share
                                   ----------       ---------       -----------
Median Price to LTM Earnings           27.7x         $   1.42        $  39.33
Average Price to Book                    234%        $  10.67        $  24.97

California and Oregon Bank Acquisitions

        There were 12 bank merger or acquisition transactions announced between January 1, 2000, and August 16, 2000, in California and Oregon, excluding the previously mentioned two transactions. The valuation multiples involved with these transactions, and the implied sales price for Tehama Bancorp using each multiple, are set forth below:

                               California/Oregon     Tehama           Implied
                                    Multiples        Bancorp        Value/Share
                               -----------------    ---------       -----------
Median Price to LTM Earnings           20.8x         $   1.42        $  29.54
Average Price to Book                    244%        $  10.67        $  26.03

        The proposed purchase multiples compare favorably to the California and Oregon multiples for similar transactions announced in 2000 for Humboldt Bancorp shareholders.

                    Comparable       Comparable       Comparable     Humboldt/Tehama
                    Group Low       Group Median      Group High        Multiples
                    ----------      ------------      ----------     ---------------
Price/LTM EPS           19.4x            20.8x            32.9x            13.3x
Price to Book             111%             257%             361%             193%

Discounted Cash Flow Analysis

        Using a discounted cash flow analysis, D.A. Davidson estimated the future stream of cash flows that Tehama Bancorp could produce over the next five years, under various circumstances, assuming Tehama Bancorp performed in accordance with the earnings forecasts of Tehama Bancorp's management. D.A. Davidson then estimated the terminal values for Tehama Bancorp common stock at the end of the period by applying multiples ranging from 8.0 times to 11.0 times earnings projected in year five. The cash flow streams and terminal values were then discounted to present values using different discount rates (ranging from 13.0% to 15.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Tehama Bancorp common stock. The discounted cash flow analysis indicated reference ranges of between $19.22 and $28.41 per share for Tehama Bancorp's common stock. These values compare to the merger consideration of $20.63 based on a conversion ratio of 1.775 and a Humboldt Bancorp closing price of $11.625 as of August 16, 2000.

Pro Forma Merger Analysis

        D.A. Davidson reviewed projections prepared by Humboldt Bancorp management for year-end 2000 and 2001. D.A. Davidson performed an arithmetic adjustment to year-end 2001 results to forecast 2002 results. This adjustment consisted of applying the same percentage increase or decrease between 2000 and 2001 to the change between 2001 and 2002.

        While D.A. Davidson did not heavily weigh the projections for the purpose of reaching its opinion, or in analyzing the exchange ratio, the projections were provided to the board of directors to illustrate a possible outcome for the proposed combined corporation.

        The projections assume that there will be no substantial shift in future economic, financial market, competitive and regulatory conditions, all of which are difficult or impossible to predict and largely beyond the control of both parties to the merger.

        Actual results achieved by the combined company following the merger may vary from this and other forecasts, and the variations may be material. Like all forward-looking statements, this analysis produces results that are inherently uncertain.

Accretion/Dilution Analysis

        Another analytic method that D.A. Davidson considered in reaching its opinion is derived directly from the forecast of combined company performance following the merger completion. This review examines whether and by how much the proposed transaction is expected to be accretive to Humboldt Bancorp stockholders in fiscal year 2001, the first year of the combined company's operations. The critical part of this analysis is the set of assumptions which drive the earnings per share estimate.

        D.A. Davidson concluded that Humboldt Bancorp management's assertion that the proposed merger will be neutral to slightly accretive to Humboldt Bancorp shareholders in 2001 is reasonable. D.A. Davidson noted that the analysis did not take into consideration any possible revenue growth coming from the wider variety of commercial products being offered to customers. It also does not anticipate any buyback of stock.

        D.A. Davidson's opinion is directed only to the Humboldt Bancorp board of directors and the question of whether the exchange ratio is fair from a financial perspective and does not constitute a recommendation to any Humboldt Bancorp stockholder to vote in favor of the merger.

        D.A. Davidson acts as a market maker in Humboldt Bancorp common stock. In the ordinary course of D.A. Davidson's business, D.A. Davidson and its affiliates may actively trade securities of Humboldt Bancorp and Tehama Bancorp for their own and for the accounts of customers, and may, therefore, at any time hold a long or short position in such securities.

        Humboldt Bancorp retained D.A. Davidson to deliver a fairness opinion in connection with the merger. Humboldt Bancorp agreed to pay D.A. Davidson a total fee of $85,000, plus expenses. Humboldt Bancorp also agreed to indemnify D.A. Davidson and its officers and employees against certain liabilities in connection with its services under the engagement letter.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Introduction

        The following discussion describes the material U.S. federal income tax consequences of the merger to shareholders of Tehama Bancorp and Humboldt Bancorp. This discussion is based on the Internal Revenue Code of 1986, as amended ("Code"), Treasury Department Regulations, published positions of the Internal Revenue Service ("IRS"), rulings, and court decisions now in effect, all of which are subject to change, possibly with retroactive effect. Additionally, this discussion is based on factual representations made by Humboldt Bancorp and Tehama Bancorp.

        This discussion is general in nature, and it may not apply to some Tehama Bancorp shareholders. In particular, this discussion pertains only to those Tehama Bancorp shareholders who hold Tehama Bancorp common stock as a "capital asset" (generally property held for investment) and who report income and deductions for U.S. federal income tax purposes on the cash (as opposed to an accrual) basis. Also, this discussion does not explain all aspects of U.S. federal income taxation that may be relevant because of your personal investment circumstances or because you are subject to special provisions of U.S. federal income tax law, such as those applicable to foreign persons, life insurance companies, or tax-exempt organizations. Furthermore, this discussion does not address the following topics that may be of concern to you:

        -      State, local or foreign tax laws;

        -      Estate and gift tax considerations;

        - Tax consequences to Tehama Bancorp shareholders who received their Tehama Bancorp common stock through stock options or otherwise as compensation.

        Since this discussion may not apply to all Tehama Bancorp shareholders and may not address all topics that are relevant to any particular shareholder, each of you should consult your own tax advisor as to the specific tax consequences of the merger to you because of your particular circumstances.

        An opinion of Bartel Eng & Schroder, a Law Corporation, has been delivered to Humboldt Bancorp and Tehama Bancorp which states that for federal income tax purposes, under current law, assuming that the merger and related transactions will take place as described in the merger agreement, the merger will constitute a reorganization under Section 368 of the Code. Assuming the opinion is not withdrawn or changed due to changes in laws, or otherwise, prior to the date of the merger, the material federal income tax consequences of the merger, in the opinion of Bartel Eng & Schroder, will be as follows:

        - No gain or loss will be recognized by Tehama Bancorp or Humboldt Bancorp in the merger;

        - The basis and holding periods of the assets of Tehama Bancorp will carry over to Humboldt Bancorp;

        - No gain or loss will be recognized by the holders of Tehama Bancorp common stock upon their receipt of Humboldt Bancorp common stock upon conversion of their Tehama Bancorp common stock;

        - The receipt of cash in lieu of fractional share interests of Humboldt Bancorp common stock by holders of Tehama Bancorp common stock will result in gain or loss equal to the difference between the payment and the tax basis allocated to their fractional share interests. Whether the gain or loss will constitute capital gain or loss for a particular shareholder will depend upon whether that shareholder's Tehama Bancorp common stock is held as a capital asset at the date of the merger;

        - The receipt of cash upon exercise of dissenters' rights by holders of Humboldt Bancorp common stock or Tehama Bancorp common stock will result in gain or loss equal to the difference between the payment and the tax basis of their shares. Whether the gain or loss shall constitute capital gain or loss for a particular shareholder will depend upon whether that shareholder's Humboldt Bancorp common stock or Tehama Bancorp common stock is held as a capital asset at the date of the merger, and whether the requirements of Section 302(b) of the Code are met in the shareholder's exchange;

        - The tax basis of Humboldt Bancorp common stock received by the holders of Tehama Bancorp common stock will be the same as the tax basis of the Tehama Bancorp common stock converted in the merger; and

        - The holding period of Humboldt Bancorp common stock in the hands of the shareholders of Tehama Bancorp will include the period during which the Tehama Bancorp common stock converted in the merger was held, provided the Tehama Bancorp common stock was held as a capital asset on the date of the merger.

        In developing its opinion, Bartel Eng & Schroder relied upon facts and presentations provided to it by Humboldt Bancorp's management and Tehama Bancorp's management and made no independent determination of the facts and representations. The representations that Humboldt Bancorp's management and Tehama Bancorp's management made were factual in nature. In addition, Bartel Eng & Schroder's opinion was based upon the analysis of the current Code, the Treasury Department Regulations, IRS rulings, and current case law. The foregoing are subject to change, and any change may be retroactively effective. If so, Bartel Eng & Schroder's opinion may be affected and may not be relied upon. Bartel Eng & Schroder assumes no responsibility to update its opinion after the date of the merger because of such change. Further, any variations or differences in the facts of representations, for any reason, may affect Bartel Eng & Schroder's opinion, perhaps in an adverse manner, and make it inapplicable.

      RIGHTS OF DISSENTING TEHAMA BANCORP AND HUMBOLDT BANCORP SHAREHOLDERS

        If a shareholder of Tehama Bancorp votes against the merger or abstains from voting, he or she is entitled to dissenters' rights under Chapter 13 of the California General Corporation Law ("Chapter 13"). Because Humboldt Bancorp common stock is listed on the Nasdaq National Market, dissenters' rights will be available to the shareholders of Humboldt Bancorp only if the holders of five percent (5%) or more of Humboldt Bancorp common stock make a written demand upon Humboldt Bancorp for the purchase of dissenting shares in accordance with Chapter 13. With respect to Humboldt Bancorp, if this condition is satisfied and the merger is consummated, shareholders of Humboldt Bancorp who dissent from the merger, and with respect to Tehama Bancorp, shareholders of Tehama Bancorp who dissent from the merger by complying with the procedures set forth in Chapter 13, would be entitled to receive an amount equal to the fair market value of their shares as of September 19, 2000, the day before the public announcement of the merger. Chapter 13 is reprinted in Appendix D to this document, and is incorporated by this reference.

        The following discussion is a summary and not a complete statement of the law relating to dissenters' rights. A dissenting shareholder of either Tehama Bancorp or Humboldt Bancorp should review Appendix D carefully if he or she wishes to exercise dissenter's rights or if he or she wishes to preserve the right to do so. Failure to comply with the procedures in Chapter 13 will result in the loss of dissenter's rights. Also, if you have a beneficial interest in shares of Tehama Bancorp common stock, or Humboldt Bancorp common stock, as the case may be, held of record in the name of another person, like a broker or nominee, and you wish to exercise your dissenter's rights, you should act promptly to cause the shareholder of record to follow the steps summarized below.

        If the merger is completed, a Tehama Bancorp or Humboldt Bancorp shareholder who elects to exercise dissenters' rights and who properly and timely perfects his or her rights will be entitled to receive the "fair market value," in cash, of his or her shares. Under California law fair market value will be determined as of September 19, 2000, the day before the first announcement of the terms of the merger, and will exclude any appreciation or depreciation in the shares caused by the merger. The closing price of one share of Humboldt Bancorp common stock was $11.50 on September 19, 2000. See "Market Prices."

        If the merger agreement is approved at the Tehama Bancorp meeting and at the Humboldt Bancorp meeting, Tehama Bancorp, in the case of a Tehama Bancorp shareholder, or Humboldt Bancorp, in the case of a Humboldt Bancorp shareholder, will within ten days of the approval mail a notice to the holders of record of shares of Tehama Bancorp common stock, or Humboldt Bancorp common stock, as the case may be, who did not vote in favor of the merger or who abstained from voting. A holder of Tehama Bancorp common stock or Humboldt Bancorp common stock who votes in favor of the merger agreement or who executes and returns a proxy with no voting instructions indicated will lose any dissenters' rights with respect to those shares.

        The notice will set forth the fair market value price of the dissenting shares as determined by Tehama Bancorp in the case of a Tehama Bancorp shareholder and by Humboldt Bancorp in the case of a Humboldt Bancorp shareholder. The notice constitutes an offer by Tehama Bancorp, or Humboldt Bancorp, as the case may be, to purchase any dissenting shares from the dissenting shareholders at the price stated.

        The notice will also briefly describe the procedures to be followed by dissenting shareholders to pursue their dissenters' rights. Within 30 days after the mailing date of the notice, shareholders who wish to assert dissenters' rights must do the following:

        - The dissenting shareholders must provided written demand upon Tehama Bancorp, or Humboldt Bancorp as the case may be, to pay the price stated in the notice. The written demand must state the number of Tehama Bancorp shares or Humboldt Bancorp shares held and the number of shares which the dissenting shareholder demands Tehama Bancorp, or Humboldt Bancorp as the case may be, purchase for cash and a statement of the amount which the dissenting shareholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the proposed merger. That statement will constitute an offer by the dissenting shareholder to sell the dissenting shares to Tehama Bancorp, or Humboldt Bancorp as the case may be, at that price.

        - The dissenting shareholder must submit share certificate(s) representing the dissenting shares to Tehama Bancorp at Tehama Bancorp's principal office or, in the case of a dissenting Humboldt Bancorp shareholder, Humboldt Bancorp at its principal office. Tehama Bancorp, or Humboldt Bancorp as the case may be, will stamp or endorse the certificate(s) with a statement that the shares are dissenting shares or exchange the shareholder's certificates for certificates of appropriate denomination so stamped or endorsed. If the price contained in the notice is acceptable to the dissenting shareholder, the dissenting shareholder may demand the same price. This would constitute an acceptance by the dissenting shareholder of the offer by Tehama Bancorp, or Humboldt Bancorp as the case may be, to purchase the dissenting shareholder's stock at the price stated in the notice.

        The demand by holders of Tehama Bancorp common stock and shares certificates should be sent to Tehama Bancorp, 239 South Main Street, Red Bluff, California 96080, Attention: Mr. William P. Ellison, President. The demand by holders of Humboldt Bancorp common stock and shares certificates should be sent to Humboldt Bancorp, 2440 Sixth Street, Eureka, California 95501, Attention: Mr. Theodore S. Mason, President.

        If Tehama Bancorp, or Humboldt Bancorp as the case may be, and a dissenting shareholder agree on the price for the dissenting shares, Tehama Bancorp, or Humboldt Bancorp as the case may be, must by law pay to the dissenting shareholder the agreed price, together with interest at the legal rate on judgments from the date of the agreement between Tehama Bancorp, or Humboldt Bancorp as the case may be, and the dissenting shareholder, within the later of (i) 30 days after the date of the agreement, or (ii) 30 days after completion of all conditions to the merger. Also, Tehama Bancorp, or Humboldt Bancorp as the case may be, may withhold payment until the dissenting shareholder surrenders the certificates for the dissenting shares.

        If Tehama Bancorp, or Humboldt Bancorp as the case may be, and a dissenting shareholder fail to agree on the price for the dissenting shares or disagree as to whether the dissenting shareholder's shares are dissenting shares, the holder may, within six months after the notice is mailed, file a complaint in court to determine the price, or may intervene in any pending action brought by any other dissenting shareholder.

        In addition, a Tehama Bancorp shareholder or Humboldt Bancorp shareholder may vote in favor of the merger agreement as to part of his or her shares without jeopardizing the dissenting status of those shares not voted in favor of the merger agreement. However, a Tehama Bancorp shareholder, or Humboldt Bancorp shareholder as the case may be, should clearly specify the number of shares of Tehama Bancorp, or Humboldt Bancorp as the case may be, not voted in favor of the merger agreement.

        Dissenting shares may lose their status as dissenting shares, and the holders will lose any right to demand payment, if any of the following takes place:

        - the merger is abandoned. In this event, Tehama Bancorp, or Humboldt Bancorp as the case may be, will pay on demand to any dissenting shareholder who began proceedings in good faith under Chapter 13 all necessary expenses and reasonable attorneys' fees incurred in those proceedings;

        - the shares are transferred before being submitted for endorsement or are surrendered for conversion into shares of another class;

        - the dissenting shareholder and Tehama Bancorp, or Humboldt Bancorp as the case may be, do not agree upon the status of the dissenting shares or on the price of the dissenting shares, but the dissenting shareholder fails to file suit against Tehama Bancorp, or Humboldt Bancorp as the case may be, or to intervene in a pending action within six months following the date on which the notice was mailed to the shareholder; or

        - the dissenting shareholder withdraws his or her demand for the purchase of the dissenting shares with the consent of Tehama Bancorp, or Humboldt Bancorp as the case may be.

        Under the terms of the merger agreement, in the event that holders owning more than 10% of the outstanding common stock of Tehama Bancorp exercise their dissenter's rights, including any shares of common stock of Humboldt Bancorp held by a Humboldt Bancorp stockholder exercising his or her dissenter's rights, then either Tehama Bancorp or Humboldt Bancorp may terminate the agreement.

                                  MARKET PRICES

Market for Humboldt Bancorp Common Stock; Stock Price and Dividend Information

        Since March 29, 2000, Humboldt Bancorp's common stock has been listed on the Nasdaq National Market under the symbol HBEK. Previously, Humboldt Bancorp's common stock was quoted on the OTC Bulletin Board. The following table discloses the high and low prices of Humboldt Bancorp common stock as listed on the Nasdaq National Market since March 29, 2000, and prior to that time, the high and low bid prices as quoted on the OTC Bulletin Board.

        No assurances can be given, however, that these high and low prices reflected the actual market value of our common stock. The high and low prices have been adjusted to give effect to all stock dividends and splits. In addition, the prices indicated reflect inter-dealer prices, without retail mark-up, mark down or commission and may not represent actual transactions.


Quarter Ended                                High          Low
-------------                               ------        ------
March 31, 1998                              $11.45        $10.20
June 30, 1998                               $11.80        $ 9.10
September 30, 1998                          $11.35        $ 9.80
December 31, 1998                           $11.25        $ 8.75

March 31, 1999                              $10.80        $ 8.75
June 30, 1999                               $11.60        $ 8.75
September 30, 1999                          $14.65        $10.90
December 31, 1999                           $14.90        $11.35

March 31, 2000                              $15.00        $10.00
June 30, 2000                               $13.69        $11.00
September 30, 2000                          $12.25        $10.63
December 31, 2000                           $11.13        $ 9.25

        As of December 31, 2000, our shares of common stock were held by approximately 1,084 shareholders, not including those held in street name by several brokerage firms. As of December 31, 2000, a total of 1,127,920 shares of our common stock underlie outstanding options and warrants. The number of shares outstanding also excludes any shares that may be acquired upon the exchange of certificates of interest in a promissory note issued in connection with our acquisition of Capitol Thrift & Loan.

        We distributed a 10% stock dividend on the common stock on May 30, 1996, 1997, 1998, and February 7, 2000. In addition, effective June 30, 1999, we completed a 5-for-2 stock split. We have never declared a cash dividend on the common stock. Payment of future dividends is at the discretion of our board of directors, subject to a number of factors, including our results of operations, general business conditions, capital requirements, general financial condition, and other factors deemed relevant by our board of directors. Further, our ability to issue cash dividends is subject to meeting certain regulatory requirements. See "Supervision and Regulation of Humboldt Bancorp."

Market for Tehama Bancorp Common Stock; Stock Price and Dividend Information

        There is limited trading in shares of the common stock of Tehama Bancorp, which is not listed on a major exchange, but trading information is available on a delayed basis on the OTC Bulletin Board under the symbol THMB. There were approximately 659 shareholders of record as of December 31, 2000.

        The following table summarizes those trades of which Tehama Bancorp has knowledge, setting forth the approximate high and low bid prices for the periods indicated. The high and low bid prices have been adjusted to give effect to all stock dividends. The high and low bid prices are based upon trades of which Tehama Bancorp was aware, and do not include purchases of common stock pursuant to the exercise of stock options or repurchases of common stock by Tehama Bancorp. There may be high and low bid prices of which Tehama Bancorp is unaware.

Quarter Ended                              High          Low
-------------                             ------        ------
March 31, 1998                            $15.35        $15.00
June 30, 1998                             $13.64        $13.18
September 30, 1998                        $13.64        $13.18
December 31, 1998                         $12.73        $11.82

March 31, 1999                            $12.05        $11.14
June 30, 1999                             $12.05        $10.00
September 30, 1999                        $10.45        $ 8.86
December 31, 1999                         $10.91        $ 9.09

March 31, 2000                            $13.64        $10.57
June 30, 2000                             $14.25        $11.02
September 30, 2000                        $18.38        $16.50
December 31, 2000                         $17.88        $16.44

        In 1997, 1998 and 1999, Tehama Bancorp declared cash dividends of $0.36, $0.36 and $0.45 per share, respectively, as adjusted. In March 2000, Tehama Bancorp declared a 10% stock dividend.

                      COMPARISON OF SHAREHOLDER RIGHTS AND
                          HUMBOLDT BANCORP COMMON STOCK

        The following is a summary of the material differences between the current rights of shareholders of Tehama Bancorp and those of Humboldt Bancorp shareholders , and a description of Humboldt Bancorp's common stock. Following the merger, the shareholder rights of former Tehama Bancorp shareholders who exchanged their shares for Humboldt Bancorp, will be governed by the Articles of Incorporation and Bylaws of Humboldt Bancorp. This description is qualified in its entirety by reference to the California General Corporation Law, Humboldt Bancorp's Articles of Incorporation and Bylaws, and Tehama Bancorp's Articles of Incorporation and Bylaws. Copies of Humboldt Bancorp's Articles and Bylaws will be sent to you upon a request made to the corporate secretary. Humboldt Bancorp may, in the future, consider amending its Articles of Incorporation and Bylaws to provide for certain anti-takeover provisions. However, any proposed amendments to Humboldt Bancorp Articles of Incorporation will be subject to shareholder approval.

Organization - Governing Law

        Humboldt Bancorp and Tehama Bancorp are both corporations organized under the laws of the State of California. Each is governed by the General Corporation Law, its Articles of Incorporation filed with the California Secretary of State, and by its Bylaws.

Authorized Stock

        Tehama Bancorp's Articles of Incorporation authorize the issuance of 4,000,000 shares of common stock, no par value, and 2,000,000 shares of Tehama Bancorp's preferred stock, no par value. At the record date, 1,911,518 shares of Tehama Bancorp's common stock were issued and outstanding, and no shares of Tehama Bancorp's preferred stock were outstanding. All the outstanding shares of Tehama Bancorp common stock are fully paid and nonassessable and each participates equally in dividends, which are payable when and as declared by Tehama Bancorp's board of directors out of funds legally available therefor.

        Humboldt Bancorp's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, no par value. At the record date 5,997,921 shares of Humboldt Bancorp's common stock were issued and outstanding. Humboldt Bancorp has no preferred stock authorized. All of the outstanding shares of Humboldt Bancorp common stock are fully paid and nonassessable and each participates equally in dividends, which are payable when and as declared by Humboldt Bancorp's board of directors out of funds legally available therefor.

Board of Directors; Number of Directors

        Tehama Bancorp's bylaws currently provide that the number of directors of Tehama Bancorp will not be less than nine nor more than 17, with the number currently fixed at 14 by resolution of the board of directors.

        Humboldt Bancorp's bylaws provide for a range of directors from a minimum of eight to a maximum of 15, with the exact number currently fixed at
12. After the merger, there will be 11 directors of Humboldt Bancorp of which four will be former directors of Tehama Bancorp.

Term of Directors

        The Articles of Incorporation of both Tehama Bancorp and Humboldt Bancorp provide for one year terms for all directors, with annual election.

Election of Directors; Nomination of Directors; Voting Rights

        Holders of common stock of Tehama Bancorp and Humboldt Bancorp are entitled to one vote, in person or by proxy, for each share of common stock held of record in the shareholder's name, on any matter submitted to the vote of the shareholders, except that in connection with the election of directors, the shares may be voted cumulatively.

        The bylaws of Humboldt Bancorp require a shareholder who intends to nominate a candidate for election to the board of directors to give not less than 21 business days' advance notice to the secretary of Humboldt Bancorp. A shareholder wishing to nominate any person for election as a director must provide Humboldt Bancorp with information concerning the nominee and the proposing shareholder. Tehama Bancorp's bylaws has a similar provision regarding nominations for directors, except Tehama Bancorp only requires 21 calendar days' advance notice.

Amendment of Articles or Bylaws

        An amendment to the Articles of Incorporation of Tehama Bancorp and Humboldt Bancorp must be approved by a majority of the board of directors and by the shareholders owning a majority of the outstanding shares of common stock. The bylaws of either Tehama Bancorp or Humboldt Bancorp may be amended by a majority of the board of directors, except that the maximum and minimum number of directors specified in its bylaws may be changed only with the approval of the shareholders.

Majority Voting Requirements

        For all actions requiring shareholder approval or consent, such as a merger, sale of substantially all of the assets or an amendment to the Articles of Incorporation, both Tehama Bancorp and Humboldt Bancorp require approval of holders owning a majority of the outstanding shares of common stock.

Other Rights

        Each share of Tehama Bancorp common stock has the same rights, privileges and preferences as every other share, and shareholders will share equally in Tehama Bancorp's net assets upon liquidation or dissolution. Tehama Bancorp's common stock has no conversion or redemption rights or sinking fund provisions. Holders of Tehama Bancorp common stock do not have preemptive rights to subscribe to additional stock issued by Tehama Bancorp.

        The holders of Humboldt Bancorp common stock have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable thereto. Upon Humboldt Bancorp's liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities.

Indemnification

        Under the California General Corporation Law, a corporation has the power to indemnify present and former directors, officers, employees and agents against expenses, judgments, fines and settlements if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. A corporation also has the power to indemnify a person who is a party to any action by or in the right of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders.

        The indemnification authorized by the General Corporation Law is not exclusive, and a corporation may grant its directors, officers, employees or other agents additional rights to indemnification. The Articles and Bylaws of both Tehama Bancorp and Humboldt Bancorp provide that each shall indemnify its officers and directors to the fullest extent permitted under California law. For a discussion regarding indemnification of officers and directors of Humboldt Bancorp, see "Management of Humboldt Bancorp - Limited Liability and Indemnification."

Capital Stock Description

        Holders of Humboldt Bancorp and Tehama Bancorp common stock are entitled to dividends when, as and if declared by Humboldt Bancorp's or Tehama Bancorp's board of directors out of funds legally available therefor subject to restrictions on payment of dividends imposed by the California Corporations Code and other applicable regulatory limitations. No preferred stock is authorized in the Humboldt Bancorp Articles. Preferred stock is authorized in the Tehama Bancorp Articles, but no preferred stock is outstanding.

Shareholder Protection Rights Plan

        Tehama Bancorp has adopted a shareholders rights protection plan under which Tehama Bancorp shareholders have the right to purchase shares of Tehama Bancorp preferred stock in the event of a hostile acquisition or tender offer for Tehama Bancorp shares. The plan is designed to discourage potential acquirers from attempting to gain control of Tehama Bancorp without negotiating with the board of directors. Each right entitles the holder, when and if certain specified takeover activity occurs, to purchase from Tehama Bancorp one-hundredth of a share of Series A Junior Participating preferred stock at a price of $55 per share. The proposed merger will not trigger these rights and the rights will terminate upon completion of the merger. Humboldt Bancorp does not have a similar plan.

              DESCRIPTION OF HUMBOLDT BANCORP FOLLOWING THE MERGER

        The Articles of Incorporation and Bylaws of Humboldt Bancorp will continue as the Articles of Incorporation and Bylaws of Humboldt Bancorp following the merger. The rights, preferences and privileges of Humboldt Bancorp common stock following the merger will be the same as those described above for Humboldt Bancorp common stock. Further, it is anticipated that following the merger, Humboldt Bancorp will continue to operate the businesses of Humboldt Bancorp, Humboldt Bank, Capitol Valley Bank, Capitol Thrift, and Tehama Bank in substantially the same form as such businesses were conducted prior to the merger. Humboldt Bancorp anticipates operating Tehama Bank as a subsidiary of Humboldt Bancorp and to maintain Tehama Bank's current locations, president and board members subject to the addition of two new directors selected by Humboldt Bancorp.

                    HUMBOLDT BANCORP SELECTED FINANCIAL DATA

        The following table sets forth selected financial data of Humboldt Bancorp (on a consolidated basis) as of and for the years ended December 31, 1995, 1996, 1997, 1998 and 1999, and as of and for the nine months ended September 30, 1999 and 2000. On April 7, 2000, Humboldt Bancorp completed the acquisition of Capitol Thrift and Loan, therefore the selected financial data includes the results of operation and other financial data subsequent to its acquisition on April 7, 2000. The selected financial data should be read in conjunction with Management's Discussion and Analysis and with the financial statements and pro forma financial statements presented elsewhere herein.

                                                                                                               As Of And For The
                                                                   As Of And For The                              Nine Months
(dollars in thousands except per share data)                    Years Ended December 31,                      Ended September 30,
                                           --------------------------------------------------------------   -----------------------
                                            1995 (1)       1996         1997         1998         1999         1999         2000
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                                   (Unaudited)
INCOME STATEMENT DATA
   Interest income                         $   15,241   $   16,562   $   20,053   $   23,504   $   25,240   $   17,844   $   30,694
   Interest expense                             5,244        5,549        7,024        7,742        8,345        5,635       12,442
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Net interest income                       9,997       11,013       13,029       15,762       16,895       12,209       18,252
   Provision for loan and lease losses            792          533          773        2,124        1,046          697        1,602
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Net interest income after provision for
     loan and lease losses                      9,205       10,480       12,256       13,638       15,849       11,512       16,650
   Non-interest income                          3,509        5,747        8,109       12,473       19,523       13,792       20,971
   Non-interest expense                         9,149       11,325       15,496       19,578       28,494       20,577       30,120
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Income before provision for
     income taxes                               3,565        4,902        4,869        6,533        6,878        4,727        7,501
   Provision for income taxes                   1,363        1,926        1,611        2,517        2,271        1,537        2,481
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Net income                            $    2,202   $    2,976   $    3,258   $    4,016   $    4,607   $    3,190   $    5,020
                                           ==========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA
   Investment securities                   $   53,875   $   39,933   $   80,180   $   77,802   $  115,360   $  106,210   $  100,421
   Total net loans and leases              $  115,117   $  142,824   $  157,512   $  186,038   $  225,122   $  203,098   $  382,982
   Total assets                            $  193,912   $  214,738   $  284,087   $  319,975   $  423,649   $  419,167   $  592,225
   Total deposits                          $  174,526   $  192,576   $  255,186   $  283,967   $  378,630   $  375,815   $  516,925
   Total shareholders' equity              $   16,934   $   19,600   $   23,554   $   27,848   $   34,139   $   32,816   $   46,985
PER SHARE DATA (2)
   Net income
     Basic                                 $     0.48   $     0.64   $     0.69   $     0.82   $     0.91   $     0.64   $     0.88
     Diluted                               $     0.45   $     0.58   $     0.61   $     0.75   $     0.83   $     0.58   $     0.82
   Book value                              $     3.65   $     4.18   $     4.94   $     5.66   $     6.56   $     6.32   $     7.94
   Weighted average shares outstanding
     Basic                                  4,624,562    4,637,539    4,755,846    4,876,404    5,048,547    4,992,488    5,701,720
     Diluted                                4,913,343    5,135,469    5,324,632    5,378,441    5,556,821    5,467,763    6,139,131
Actual outstanding                          4,636,000    4,694,000    4,769,000    4,917,000    5,204,000    5,193,497    5,916,343
SELECTED RATIOS (3)
   Return on average assets                      1.22%        1.48%        1.30%        1.32%        1.27%        1.24%        1.29%
   Return on average equity                     14.57%       16.96%       14.50%       16.02%       15.10%       14.26%       15.98%
   Total loans to deposits                      65.96%       74.17%       61.72%       65.51%       59.46%       54.04%       74.09%
   Net interest margin                           6.07%        5.98%        5.85%        5.94%        5.39%        5.50%        5.34%
   Efficiency ratio(4)                          67.74%       67.57%       73.31%       69.34%       78.24%       79.14%       76.79%
ASSET QUALITY RATIOS
   Allowance for loan and lease losses to:
     Ending total loans and leases               1.60%        1.48%        1.48%        1.62%        1.47%        1.58%        1.59%
     Nonperforming assets                      195.60%      351.80%      128.02%      420.22%      286.91%      289.97%      142.50%
   Nonperforming assets to ending total
     assets                                      0.49%        0.28%        0.65%        0.23%        0.28%        0.27%        0.73%
   Net loan and lease charge-offs to
     average loans and leases                    0.25%        0.19%        0.36%        0.82%        0.37%        0.26%        0.24%
   Allowance/nonperforming loans               195.60%      569.23%      139.14%      553.44%      319.73%      289.97%      175.09%
CAPITAL RATIOS
   Average stockholders' equity to
     average assets                              8.40%        8.85%        8.48%        8.35%        8.42%        8.73%        8.09%
   Tier 1 capital ratio (5)                     11.37%       11.35%       10.79%       11.75%       10.90%       11.11%       10.56%
   Total risk-based capital ratio (6)           12.62%       12.60%       12.30%       13.00%       12.07%       12.33%       11.81%
   Leverage ratio (7)                            7.64%        8.53%        7.60%        8.12%        7.50%        8.17%        8.58%
OTHER
   Average assets                          $  180,584   $  201,780   $  251,095   $  304,515   $  362,427   $  342,679   $  518,548
   Average earning assets                  $  164,844   $  183,930   $  222,555   $  265,355   $  314,038   $  296,972   $  456,310
   Number of branch offices (8)                     7            8            9            8           11           11           20
   Number of full-time equiv. employees           130          175          209          250          318          319          399

(1) Represents financial data for Humboldt Bank. Humboldt Bancorp completed its reorganization as a holding company on January 2, 1996.

(2) Per share data reflects retroactive adjustment for 10% stock dividends in 1994, 1995, 1996, 1997, 1998, and 2000, and a five-for-two stock split in 1999. The per share data does not reflect the 42,539 shares of Humboldt Bancorp restricted common stock subject to contingencies, which have not yet been issued due to administrative delays.

(3)     Annualized, when appropriate.

(4) Efficiency ratio is non-interest expense divided by the sum of net interest income plus non-interest income.

(5)     Tier I capital divided by risk-weighted assets.

(6)     Total capital divided by risk-weighted assets.

(7)     Tier I capital divided by quarterly average assets.

(8)     Including head office.

                     TEHAMA BANCORP SELECTED FINANCIAL DATA
        The following table sets forth selected financial data of Tehama Bancorp (on a consolidated basis) as of and for the years ended December 31, 1995, 1996, 1997, 1998 and 1999, and as of and for the nine months ended September 30, 1999 and 2000, and should be read in conjunction with Management's Discussion and Analysis and with the financial statements presented elsewhere. Effective July 1, 1997, Tehama Bank became a subsidiary of Tehama Bancorp. Therefore, data for the years ended December 31, 1995, 1996, reflect selected financial data of Tehama Bank only.

                                                                                                            As of and for the
(dollars in thousands,                                      As of and for the Years Ended                   Nine Months Ended
except per share data)                                              December 31,                              September 30,
                                             ----------------------------------------------------------  ----------------------
                                                1995        1996        1997        1998        1999        1999        2000
                                             ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                                                               (Unaudited)
INCOME STATEMENT DATA:
    Interest income                          $    9,424  $   10,274  $   12,614  $   13,850  $   14,011  $   10,289  $   12,231
    Interest expense                              3,879       4,357       5,225       5,615       5,110       3,800       4,980
                                             ----------  ----------  ----------  ----------  ----------  ----------  ----------
       Net interest income                        5,545       5,917       7,389       8,235       8,901       6,489       7,251
    Provision for loan and lease losses             330         570       1,705       1,113       1,325       1,025         700
                                             ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Net interest income after provision for
       loan and lease losses                      5,215       5,347       5,684       7,122       7,576       5,464       6,551
    Non-interest income                           1,775       1,860       2,191       2,801       3,740       2,710       3,021
    Non-interest expense                          4,102       4,309       5,961       7,062       8,260       6,123       6,253
                                             ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Income before provision for income taxes      2,888       2,898       1,914       2,861       3,056       2,051       3,319
    Provision for income taxes                    1,039         959         613         852         809         567       1,026
                                             ----------  ----------  ----------  ----------  ----------  ----------  ----------
       Net income                            $    1,849  $    1,939  $    1,301  $    2,009  $    2,247  $    1,484  $    2,293
                                             ==========  ==========  ==========  ==========  ==========  ==========  ==========

BALANCE SHEET DATA (at period end):
    Investment securities                    $   22,367  $   31,590  $   28,427  $   47,093  $   38,514  $   40,718  $   38,010
    Total assets                             $  127,826  $  138,122  $  169,722  $  199,782  $  211,794  $  203,124  $  243,070
    Total net loans and leases               $   80,582  $   91,687  $  118,732  $  119,010  $  143,026  $  135,643  $  166,933
    Total deposits                           $  113,587  $  121,603  $  152,671  $  180,511  $  188,467  $  182,945  $  209,791
    Total shareholders' equity               $   13,086  $   15,113  $   15,910  $   17,711  $   18,638  $   17,866  $   21,335

PER SHARE DATA:(1)
    Net income
       Basic                                 $     1.06  $     1.10  $     0.73  $     1.10  $     1.20  $     0.79  $     1.21
       Diluted                               $     1.02  $     1.07  $     0.71  $     1.06  $     1.20  $     0.79  $     1.18
    Book value per share                     $     7.46  $     8.53  $     8.88  $     9.63  $     9.89  $     9.48  $    11.25
    Weighted average shares outstanding:
       Basic                                  1,741,918   1,760,832   1,776,634   1,830,352   1,871,707   1,867,549   1,887,465
       Diluted                                1,817,842   1,808,365   1,842,123   1,886,770   1,878,282   1,867,549   1,944,553
    Actual outstanding                        1,755,251   1,772,034   1,791,120   1,839,342   1,875,063   1,885,063   1,896,140

Cash dividends per share                             --          --  $     0.36  $     0.36  $     0.45  $     0.45          --
Dividend payout ratio                                --          --        49.4%       33.1%       37.9%         --          --

SELECTED FINANCIAL RATIOS (2)
    Return on average assets                       1.58%       1.47%       0.80%       1.10%       1.11%       1.00%       1.35%
    Return on average shareholders' equity        15.44%      13.93%       8.39%      11.91%      12.52%      11.20%      15.29%
    Total loans to deposits                        71.7%       76.1%       78.9%       67.1%       77.0%       75.2%       80.7%
    Net interest margins                           5.03%       4.73%       4.86%       4.84%       4.89%       4.80%       4.89%
    Efficiency ratio (3)                           56.0%       55.4%       62.2%       64.0%       65.3%       66.6%       60.9%

                                                                                                            As of and for the
(dollars in thousands,                                      As of and for the Years Ended                   Nine Months Ended
except per share data)                                              December 31,                              September 30,
                                             ----------------------------------------------------------  ----------------------
                                                1995        1996        1997        1998        1999        1999        2000
                                             ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                                                               (Unaudited)
ASSET QUALITY RATIOS
    Allowance for loan and lease losses to:
       Ending total loans                          0.99%       0.96%       1.40%       1.70%       1.48%       1.37%       1.41%
    Nonperforming loans                             264         600       1,277         931       1,368         730       3,181
    Nonperforming assets to ending total
       assets                                      0.60%       0.77%       0.95%       0.49%       0.66%       0.38%       1.38%
    Net loan charge-offs (recoveries) to
       average loans(2)                            0.30%       0.55%       0.82%       0.61%       0.96%       1.29%       0.39%
    Allowance/nonperforming loans                 306.8%      149.5%      133.5%      223.5%      157.0%      257.4%       74.9%

CAPITAL RATIOS
    Average shareholders' equity to average
       assets                                      10.3%       10.6%        9.5%        9.2%        8.9%        8.9%        8.8%
    Tier 1 capital ratio (4)                       15.5%       16.8%       12.7%       13.6%       12.6%       12.8%       11.9%
    Total risk-based capital ratio (5)             16.4%       17.7%       13.9%       14.9%       13.9%       14.0%       13.1%
    Leverage  ratio (6)                            10.2%       11.5%        9.4%        9.4%        9.4%        9.1%        9.4%

OTHER
    Average assets                              116,723     131,798     163,107     182,545     202,637     198,760     226,315
    Average earning assets                      110,160     125,014     151,956     170,128     181,979     180,860     198,399
    Number of branch offices (7)                      3           3           5           6           6           6           6
    Number of full-time equiv. employees             54          70          89         105         116         117         108

(1) Per share data reflect retroactive adjustment for 10% stock dividends in 1996 and 2000.

(2)     Annualized, when appropriate.

(3) Efficiency ratio is non-interest expense divided by the sum of net interest income plus non-interest income.

(4)     Tier I capital divided by risk-weighted assets.

(5)     Total capital divided by risk-weighted assets.

(6)     Tier I capital divided by quarterly average assets.

(7)     Including head office.

                HUMBOLDT BANCORP PROFORMA SELECTED FINANCIAL DATA
        The following table sets forth the pro forma selected financial data for Humboldt Bancorp, on a consolidated basis, as of and for the years ended December 31, 1995, 1996, 1997, 1998, and 1999, and as of and for the nine months ended September 30, 1999 and 2000. The pro forma selected financial data take into effect the merger of Global Bancorp which was consummated on April 7, 2000, and proposed merger of Tehama Bancorp. The pro forma selected financial data should be read in conjunction with the pro forma consolidated financial statements of Humboldt Bancorp and Tehama Bancorp presented following this table.

                                                                                                          As Of And For The
                                                                As Of And For The                            Nine Months
(dollars in thousands except per share data)                 Years Ended December 31,                     Ended September 30,
                                            ----------------------------------------------------------  ----------------------
                                             1995 (1)      1996        1997        1998        1999        1999        2000
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                                                              (Unaudited)
INCOME STATEMENT DATA
   Interest income                          $   36,972  $   40,786  $   48,418  $   55,256  $   56,454  $   40,155  $   49,059
   Interest expense                             17,775      19,603      23,035      25,082      24,315      16,571      20,549
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
      Net interest income                       19,197      21,183      25,383      30,174      32,139      23,584      28,510
   Provision for loan and lease losses           1,059       1,254       2,937       3,618       3,074       2,325       3,290
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Net interest income after provision for
     loan and lease losses                      18,138      19,929      22,446      26,556      29,065      21,259      25,220
   Non-interest income                           5,875       8,186      11,381      17,510      26,635      18,570      26,201
   Non-interest expense                         18,756      20,270      27,334      33,880      44,656      31,915      40,400
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Income before provision for
     income taxes                                5,257       7,845       6,493      10,186      11,044       7,914      11,021
   Provision for income taxes                    1,910       2,861       2,075       3,896       3,746       2,604       3,993
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
     Net income                             $    3,347  $    4,984  $    4,418  $    6,290  $    7,298  $    5,310  $    7,028
                                            ==========  ==========  ==========  ==========  ==========  ==========  ==========
BALANCE SHEET DATA
   Investment securities                    $   76,935  $   76,061  $  122,641  $  140,466  $  157,312  $  153,376  $  138,431
   Total net loans and leases               $  277,354  $  330,908  $  387,527  $  423,330  $  492,870  $  459,488  $  591,068
   Total assets                             $  424,030  $  472,719  $  590,727  $  663,700  $  776,616  $  758,521  $  879,882
   Total deposits                           $  377,259  $  420,574  $  526,036  $  577,117  $  670,883  $  664,047  $  726,716
   Borrowed funds                           $    6,097  $    6,085  $   10,087  $   22,168  $   31,327  $   26,313  $   66,805
    Total Shareholder's equity              $   37,285  $   41,978  $   46,729  $   52,824  $   60,042  $   54,682  $   67,585
PER SHARE DATA (2)
   Net income
     Basic                                  $     0.40  $     0.59  $     0.52  $     0.72  $     0.81  $     0.60  $     0.78
     Diluted                                $     0.38  $     0.55  $     0.48  $     0.67  $     0.77  $     0.56  $     0.73
   Book value                               $     4.44  $     4.95  $     5.44  $     5.99  $     6.55  $     5.96  $     7.28
   Weighted average shares outstanding
     Basic                                   8,355,903   8,402,476   8,549,371   8,765,278   9,010,827   8,903,340   9,051,970
     Diluted                                 8,779,670   8,984,848   9,234,400   9,367,455   9,530,721   9,436,032   9,590,713
   Actual shares outstanding                 8,391,571   8,479,360   8,588,238   8,821,832   9,172,237   9,179,484   9,281,992

(1) Represents financial data for Humboldt Bank. Humboldt Bancorp completed its reorganization as a holding company as of January 2, 1996.

(2) Per share data reflects retroactive restatement for 10% stock dividends in 1995, 1996, 1997, 1998, and 2000, and a five-for-two stock split in 1999 for Humboldt Bancorp and 10% stock dividends for Tehama Bancorp in 1995, 1996 and 2000.

                   PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                     OF HUMBOLDT BANCORP AND TEHAMA BANCORP

        This document contains, in addition to historical information, "forward-looking statements." These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect,"" anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including those described below. Many of the factors that will determine results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Therefore, the information set forth in this document should be carefully considered when evaluating the business prospects of Humboldt Bancorp and Tehama Bancorp on an individual and a consolidated basis.

        We will account for the merger using the pooling of interests method of accounting. Under this method of accounting, the recorded assets, liabilities, shareholders' equity, income and expenses of Humboldt Bancorp and Tehama Bancorp are combined and reflected at their historical amounts. Further, the pooling of interests accounting treatment avoids the creation of goodwill in the merger and allows us to avoid charges against future earnings from amortizing goodwill. If we are unable to use the pooling of interests method of accounting in the merger, either party has the right to terminate the merger.

        The Statement of Income tables that follow contain information which is calculated by using "weighted average shares." The weighted average shares calculation takes into consideration both the number of shares outstanding and common share equivalents, and the length of time the shares and equivalents were outstanding during the period. The weighted average shares calculation is then used to calculate basic and diluted earnings per share.

        The following pro forma financial information combines the historical financial information of Humboldt Bancorp and Tehama Bancorp as if the merger had occurred at the beginning of each period presented under the assumptions and adjustments in the accompanying notes to the pro forma financial information. The pro forma financial information does not take into consideration operational efficiencies or additional expenses that might have occurred as a result of combining the institutions. The following tables show the pro forma consolidated condensed balance sheets of Humboldt Bancorp as if the merger had occurred as of September 30, 2000, and pro forma consolidated condensed income statements of Humboldt Bancorp as if the merger had occurred at the beginning of the nine-month periods ended September 30, 2000 and 1999, and the years ended December 31, 1999, 1998 and 1997.

        Our pro forma financial information is not necessarily indicative of the financial position or results of operations of Humboldt Bancorp following the merger as it may be in the future or as it might have been had the merger been effected on the assumed dates.

        The pro forma financial information should be read in conjunction with the historical financial statements of Humboldt Bancorp and Tehama Bancorp and the notes related thereto, presented elsewhere in this document.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               September 30, 2000
                                   (Unaudited)

                                                              Humboldt        Tehama                          Pro Forma
(dollars in thousands)                                         Bancorp        Bancorp       Adjustments      As Adjusted
                                                              ---------      ---------      -----------      -----------
ASSETS
   Cash and due from banks                                    $  29,232      $  21,175      $     532(b)      $  50,939
   Federal funds sold                                            35,395              0           (735)(a)        34,660
   Investment securities                                        100,421         38,010                          138,431
   Loans and leases, net                                        382,982        166,933         41,153(b)        591,068
   Premises and equipment, net                                   14,854          2,575            267(b)         17,696
   Accrued interest and other assets                             29,341         14,377          3,370(b)         47,088
                                                              ---------      ---------      ---------         ---------
       TOTAL ASSETS                                           $ 592,225      $ 243,070      $  44,587         $ 879,882
                                                              =========      =========      =========         =========

LIABILITIES
   Deposits
       Non-interest-bearing                                   $ 132,724      $  51,322      $                  $184,046
       Interest-bearing                                         384,201        158,469                          542,670
                                                              ---------      ---------      ---------         ---------
          Total deposits                                        516,925        209,791                          726,716
   Accrued interest and other liabilities                        11,651          2,404          4,721(b)         18,776
   Borrowed funds                                                16,664          9,540         40,601(b)         66,805
                                                              ---------      ---------      ---------         ---------
          TOTAL LIABILITIES                                     545,240        221,735         45,322           812,297

STOCKHOLDERS' EQUITY
   Common Stock                                                  41,934         15,543                           57,477
   Retained earnings                                              5,083          6,367           (735)(a)        10,715
   Accumulated other comprehensive loss                             (32)          (575)                            (607)
                                                              ---------      ---------      ---------         ---------
          Total stockholders' equity                             46,985         21,335           (735)           67,585
                                                              ---------      ---------      ---------         ---------
               TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $ 592,225      $ 243,070      $  44,587         $ 879,882
                                                              =========      =========      =========         =========

See Notes to Pro Forma Consolidated Financial Statements.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 2000
                                   (Unaudited)

                                                                                                                       Humboldt
                                                                                                                        Global
                                                Humboldt       Global                     Tehama       Tehama           Tehama
(dollars in thousands                           Bancorp      Bancorp (c)   Pro Forma      Bancorp     Pro Forma        Pro Forma
except per share amounts)                     (historical)  (historical)     Total      (historical) Adjustments      As Adjusted
                                              ------------  ------------  -----------   ------------ -----------      -----------
INTEREST INCOME
   Interest and fees on loans and leases      $    24,178   $     2,975   $    27,153   $    10,435  $     3,031(b)   $    40,619
   Interest on investments                          6,516           128         6,644         1,796                         8,440
                                              -----------   -----------   -----------   -----------  -----------      -----------
      Total interest income                        30,694         3,103        33,797        12,231        3,031           49,059
INTEREST EXPENSE
   Interest on deposits                            11,697         1,446        13,143         4,599                        17,742
   Interest on debt                                   745            12           757           381        1,669(b)         2,807
                                              -----------   -----------   -----------   -----------  -----------      -----------
      Total interest expense                       12,442         1,458        13,900         4,980        1,669           20,549
                                              -----------   -----------   -----------   -----------  -----------      -----------
      Net interest income                          18,252         1,645        19,897         7,251        1,362           28,510
PROVISION FOR LOAN AND LEASE LOSSES                 1,602           518         2,120           700          470(b)         3,290
                                              -----------   -----------   -----------   -----------  -----------      -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN
   AND LEASE LOSSES                                16,650         1,127        17,777         6,551          892           25,220
NON-INTEREST INCOME
   Service charges and fees                        20,395           164        20,559         2,542          798(b)        23,899
   Undistributed income of leasing company            323                         323           323         (646)(b)            0
   Net gain on sale and securitization of
     loans and leases                                 342                         342           156        1,878(b)         2,376
   Net investment securities losses                   (89)                        (89)                                        (89)
                                              -----------   -----------   -----------   -----------  -----------      -----------
      Total non-interest income                    20,971           164        21,135         3,021        2,030           26,201
                                              -----------   -----------   -----------   -----------  -----------      -----------
NON-INTEREST EXPENSE
   Salaries and employee benefits                  12,138           874        13,012         3,098        1,387(b)        17,497
   Occupancy and equipment                          2,747           199         2,946           898          137(b)         3,981
   Other noninterest expense                       15,235           481        15,716         2,257          949(b)        18,922
                                              -----------   -----------   -----------   -----------  -----------      -----------
      Total non-interest expense                   30,120         1,554        31,674         6,253        2,473           40,400
                                              -----------   -----------   -----------   -----------  -----------      -----------
INCOME BEFORE INCOME TAXES                          7,501          (263)        7,238         3,319          449           11,021
PROVISION FOR INCOME TAXES                          2,481            37         2,518         1,026          449(b)         3,993
                                              -----------   -----------   -----------   -----------  -----------      -----------
Net Income                                    $     5,020   $      (300)  $     4,720   $     2,293  $         0      $     7,028
                                              ===========   ===========   ===========   ===========  ===========      ===========
NET INCOME PER SHARE OF COMMON STOCK
   Basic earnings per share                   $      0.88                               $      1.21                   $      0.78
                                                                                                                      ===========
   Diluted earnings per share                 $      0.82                               $      1.18                   $      0.73
                                                                                                                      ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
   Basic                                        5,701,720                                 1,887,465    1,462,785(d)     9,051,970
                                                                                                                      ===========
   Diluted                                      6,139,131                                 1,944,553    1,507,029(d)     9,590,713
                                                                                                                      ===========

See Notes to Pro Forma Consolidated Financial Statements.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (Unaudited)


                                                            Global       Global            Humboldt                    Tehama
                                             Humboldt       Bancorp      Bancorp            Global       Tehama        Bancorp
(dollars in thousands                         Bancorp     (historical)  Pro Forma          Pro Forma     Bancorp      Pro Forma
except per share amounts)                   (historical)      (c)      Adjustments           Total     (historical)  Adjustments
                                            ------------  ------------ -----------        -----------  ------------  -----------
INTEREST INCOME
   Interest and fees on loans and leases    $    14,136   $     8,001  $      (375)(f-3)  $    21,762   $     8,080  $     1,767(b)
   Interest on investments                        3,708           722           73(f-1)         4,503         2,209
                                            -----------   -----------  -----------        -----------   -----------  -----------
      Total interest income                      17,844         8,723         (302)            26,265        10,289        1,767
INTEREST EXPENSE
   Interest expense on deposits                   5,410         4,293                           9,703         3,795
   Interest on debt                                 225                                                           5          808(b)
                                            -----------   -----------  -----------        -----------   -----------  -----------
      Total interest expense                      5,635         4,293            0              9,928         3,800          808
                                            -----------   -----------  -----------        -----------   -----------  -----------
      Net interest income                        12,209         4,430         (302)            16,337         6,489          959
PROVISION FOR LOAN AND LEASE LOSSES                 697           479                           1,176         1,025          124(b)
                                            -----------   -----------  -----------        -----------   -----------  -----------
NET INTEREST INCOME AFTER PROVISION FOR
    LOAN AND  LEASE LOSSES                       11,512         3,951         (302)            15,161         5,464          835
NON-INTEREST INCOME
   Service charges and fees                      13,250           455           83(f-4)        13,788         2,254          558(b)
   Undistributed income of leasing company          288                                           288           288         (576)(b)
   Net gain on sale and securitization of
      loans and leases                              349           278                             627           168        1,296(b)
   Net investment securities losses                 (93)                                          (93)
                                            -----------   -----------  -----------        -----------   -----------  -----------
      Total non-interest income                  13,794           733           83             14,610         2,710        1,278
NON-INTEREST EXPENSE
   Salaries and employee benefits                 8,659         1,522                          10,181         3,143        1,085(b)
   Occupancy and equipment                        2,093           361         (111)(f-4)        2,343           760           98(b)
                                                                                                                              70(b)
   Other noninterest expense                      9,826         1,486                          11,312         2,220          442(b)
                                            -----------   -----------  -----------        -----------   -----------  -----------
      Total non-interest expense                 20,578         3,369         (111)            23,836         6,123        1,695
                                            -----------   -----------  -----------        -----------   -----------  -----------

INCOME BEFORE INCOME TAXES                        4,728         1,315         (108)             5,935         2,051          418
PROVISION FOR INCOME TAXES                        1,538           363                           1,901           567          418(b)
                                            -----------   -----------  -----------        -----------   -----------  -----------
   Net Income                               $     3,190   $       952  $      (108)       $     4,034   $     1,484  $        --
                                            ===========   ===========  ===========        ===========   ===========  ===========
NET INCOME PER SHARE OF COMMON STOCK
   Basic earnings per share                 $      0.64                                                 $      0.79
                                            ===========                                                 ===========
   Diluted earnings per share               $      0.58                                                 $      0.79
                                            ===========                                                 ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
   Basic                                      4,992,488                                                   1,867,549

   Diluted                                    5,467,763                                                   1,867,549


                                                                Humboldt
                                                                 Global
                                                                 Tehama
(dollars in thousands                                           Pro Forma
except per share amounts)                     Adjustments      As Adjusted
                                              -----------      -----------
INTEREST INCOME
   Interest and fees on loans and leases                       $    31,609
   Interest on investments                          1,733(g)         8,445
                                              -----------      -----------
      Total interest income                         1,733           40,054
INTEREST EXPENSE
   Interest expense on deposits                     1,746(g)        15,244
   Interest on debt                                   289(h)         1,327
                                              -----------      -----------
      Total interest expense                        2,035           16,571
                                              -----------      -----------
      Net interest income                            (302)          23,483
PROVISION FOR LOAN AND LEASE LOSSES                                  2,325
                                              -----------      -----------
NET INTEREST INCOME AFTER PROVISION FOR
    LOAN AND  LEASE LOSSES                           (302)          21,158
NON-INTEREST INCOME
   Service charges and fees                                         16,600
   Undistributed income of leasing company                              --
   Net gain on sale and securitization of
      loans and leases                                               2,091
   Net investment securities losses                                    (93)
                                              -----------      -----------
      Total non-interest income                        --           18,598
NON-INTEREST EXPENSE
   Salaries and employee benefits                                   14,409
   Occupancy and equipment
                                                                     3,271
   Other noninterest expense                          224(g)        14,198
                                              -----------      -----------
      Total non-interest expense                      224           31,878
                                              -----------      -----------

INCOME BEFORE INCOME TAXES                           (526)           7,878
PROVISION FOR INCOME TAXES                           (282)(j)        2,604
                                              -----------      -----------
   Net Income                                 $      (944)     $     5,274
                                              ===========      ===========
NET INCOME PER SHARE OF COMMON STOCK
   Basic earnings per share                                    $      0.59
                                                               ===========
   Diluted earnings per share                                  $      0.56
                                                               ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
   Basic                                        2,087,350(d)     8,947,387
                                                               ===========
   Diluted                                      2,087,350(d)     9,422,662
                                                               ===========

See Notes to Pro Forma Consolidated Financial Statements.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1999
                                   (Unaudited)

                                                     Global        Global        Humboldt
                                      Humboldt       Bancorp       Bancorp        Global        Tehama
(dollars in thousands                 Bancorp     (historical)    Pro Forma      Pro Forma       Bancorp
except per share amounts)           (historical)       (c)       Adjustments       Total       (historical)
-------------------------           ------------  ------------   -----------     ----------    ------------
INTEREST INCOME
   Interest and fees on loans
      and leases                    $   19,186      $ 10,755     $   (500)(f-3)  $   29,441     $   11,171
   Interest on investments               6,054           925           63 (f-1)       7,042          2,840
                                    ----------      --------     --------        ----------     ----------
      Total interest income             25,240        11,680         (437)           36,483         14,011
                                    ----------      --------     --------        ----------     ----------
INTEREST EXPENSE
   Interest on deposits                  8,024         5,661                         13,685          5,094
   Interest on debt                        321            11                            332             16
                                    ----------      --------     --------        ----------     ----------
      Total interest expense             8,345         5,672           --            14,017          5,110
                                    ----------      --------     --------        ----------     ----------
      Net interest income               16,895         6,008         (437)           22,466          8,901
PROVISION FOR LOAN AND LEASE LOSSES      1,046           506                          1,552          1,325
                                    ----------      --------     --------        ----------     ----------
NET INTEREST INCOME AFTER PROVISION
   FOR LOAN AND LEASE LOSSES            15,849         5,502         (437)           20,914          7,576
NON-INTEREST INCOME
   Service charges and fees             18,619         1,459          114(f-4)       20,192          3,105
   Undistributed income
      of leasing company                   444                                          444            444
   Net gain on sale and
      securitization
      of loans and leases                  695                                          695            182
   Net investment securities
      gains (losses)                      (235)                                        (235)            10
                                    ----------      --------     --------        ----------     ----------
      Total non-interest income         19,523         1,459          114            21,096          3,741
NON-INTEREST EXPENSE
   Salaries and employee benefits       11,866         2,209                         14,075          4,290
   Net occupancy and equipment           3,023           748         (147)(f-4)       3,624          1,078
   Other expenses                       13,605         2,154                         15,759          2,893
                                    ----------      --------     --------        ----------     ----------
      Total non-interest expense        28,494         5,111         (147)           33,458          8,261
                                    ----------      --------     --------        ----------     ----------
INCOME BEFORE INCOME TAXES               6,878         1,850         (176)            8,552          3,056
PROVISION FOR INCOME TAXES               2,271           580                          2,851            809
                                    ----------      --------     --------        ----------     ----------
NET INCOME                          $    4,607      $  1,270     $   (176)       $    5,701     $    2,247
                                    ==========      ========     ========        ==========     ==========
NET INCOME PER SHARE OF COMMON
  STOCK
   Basic earnings per share         $     0.91      $   1.85                     $     1.00     $     1.20
                                    ==========      ========                     ==========     ==========
   Diluted                          $     0.83      $   1.83                     $     0.92     $     1.20
                                    ==========      ========                     ==========     ==========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING
   Basic                             5,048,547       685,091      640,000(d)      5,688,547      1,871,707
   Diluted                           5,556,821       692,164      640,000(d)      6,196,821      1,878,282

                                                                       Humboldt
                                     Tehama                             Global
                                     Bancorp                            Tehama
(dollars in thousands                Pro Forma                         Pro Forma
except per share amounts)           Adjustments      Adjustments      As Adjusted
-------------------------           -----------      ------------     -----------
INTEREST INCOME
   Interest and fees on loans
      and leases                        $2,494 (b)    $                $   43,106
   Interest on investments                                 3,466 (g)       13,348
                                        ------        ----------       ----------
      Total interest income              2,494             3,466           56,454
                                        ------        ----------       ----------
INTEREST EXPENSE
   Interest on deposits                                    3,492 (g)       22,271
   Interest on debt                      1,119 (b)           577 (h)        2,044
                                        ------        ----------       ----------
      Total interest expense             1,119             4,069           24,315
                                        ------        ----------       ----------
      Net interest income                1,375              (603)          32,139
PROVISION FOR LOAN AND LEASE LOSSES        197 (b)                          3,074
                                        ------        ----------       ----------
NET INTEREST INCOME AFTER PROVISION
   FOR LOAN AND LEASE LOSSES             1,178              (603)          29,065
NON-INTEREST INCOME
   Service charges and fees                640 (b)                         23,937
   Undistributed income
      of leasing company                  (888)(b)                             --
   Net gain on sale and
      securitization
      of loans and leases                2,046 (b)                          2,923
   Net investment securities
      gains (losses)                                                         (225)
                                        ------        ----------       ----------
      Total non-interest income          1,798                --           26,635
NON-INTEREST EXPENSE
   Salaries and employee benefits        1,375 (b)                         19,740
   Net occupancy and equipment             230 (b)           176 (g)        5,108
   Other expenses                          709 (b)           447 (g)       19,808
                                        ------        ----------       ----------
      Total non-interest expense         2,314               623           44,656
                                        ------        ----------       ----------
INCOME BEFORE INCOME TAXES                 662            (1,226)          11,044
PROVISION FOR INCOME TAXES                 662 (b)          (576)(j)        3,746
                                        ------        ----------       ----------
NET INCOME                              $   --        $     (650)          $7,298
                                        ======        ==========       ==========
NET INCOME PER SHARE OF COMMON
  STOCK
   Basic earnings per share                                            $     0.81
                                                                       ==========
   Diluted                                                             $     0.77
                                                                       ==========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING
   Basic                                               1,450,573 (b)    9,010,827
                                                                       ==========
   Diluted                                             1,455,668 (b)    9,530,721
                                                                       ==========

See Notes to Pro Forma Consolidated Financial Statements.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1998
                                   (Unaudited)

                                                      Global       Global             Humboldt
                                    Humboldt         Bancorp      Bancorp             Global
(dollars in thousands               Bancorp       (historical)   Pro Forma           Pro Forma
except per share amounts)         (historical)         (c)      Adjustments            Total
-------------------------         ------------    ------------  -----------         -----------
INTEREST INCOME
   Interest and fees on loans
      and leases                   $   18,762        $ 11,721    $   (500)(f-3)     $   29,983
   Interest on investments              4,742           1,232         124 (f-1)          6,098
                                   ----------        --------    --------           ----------
      Total interest income            23,504          12,953        (376)              36,081
                                   ----------        --------    --------           ----------
INTEREST EXPENSE
   Interest on deposits                 7,565           6,843                           14,408
   Interest on debt                       177                                              177
                                   ----------        --------    --------           ----------
      Total interest expense            7,742           6,843          --               14,585
                                   ----------        --------    --------           ----------
      Net interest income              15,762           6,110        (376)              21,496
PROVISION FOR LOAN AND
   LEASE LOSSES                         2,124             226                            2,350
                                   ----------        --------    --------           ----------
NET INTEREST INCOME AFTER
    PROVISION FOR LOAN
    AND LEASE LOSSES                   13,638           5,884        (376)              19,146
NON-INTEREST INCOME
   Service charges and fees            11,527             826         114 (f-4)         12,467
   Undistributed income of
      leasing company                     301                                              301
   Net gain on sale and
      securitization of
      loans and leases                    645             476                            1,121
   Net investment securities
      gains                                --                                               --
                                   ----------        --------    --------           ----------
      Total non-interest income        12,473           1,302         114               13,889
                                   ----------        --------    --------           ----------
NON-INTEREST EXPENSE
   Salaries and employee benefits       9,151           2,023                           11,174
   Net occupancy and equipment          2,711             440        (148)(f-4)          3,003
   Loss on foreclosed real estate                       1,224                            1,224
   Other expenses                       7,716           1,786                            9,502
                                   ----------        --------    --------           ----------
      Total non-interest expense       19,578           5,473        (148)              24,903
                                   ----------        --------    --------           ----------
INCOME BEFORE INCOME TAXES              6,533           1,713        (114)               8,132
PROVISION FOR INCOME TAXES              2,517             658                            3,175
                                   ----------        --------    --------           ----------
NET INCOME                         $    4,016        $  1,055    $   (114)          $    4,957
                                   ==========        ========    ========           ==========
NET INCOME PER SHARE OF COMMON
  STOCK
   Basic earnings per share        $     0.82        $   1.57                       $     0.90
                                   ==========        ========                       ==========
   Diluted earnings per share      $     0.75        $   1.52                       $     0.82
                                   ==========        ========                       ==========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING
   Basic                            4,876,404         670,850     640,000 (d)        5,516,404
   Diluted                          5,378,441         693,428     640,000 (d)        6,018,441


                                                                                    Humboldt
                                                    Tehama                           Global
                                      Tehama       Bancorp                           Tehama
(dollars in thousands                Bancorp      Pro Forma                        Pro Forma
except per share amounts)          (historical)  Adjustments      Adjustments      As Adjusted
-------------------------          ------------  -----------      -----------      -----------
INTEREST INCOME
   Interest and fees on loans
      and leases                    $   11,214       $ 1,859(b)    $               $   43,056
   Interest on investments               2,636                          3,466 (g)      12,200
                                    ----------       -------       ----------      ----------
      Total interest income             13,850         1,859            3,466          55,256
                                    ----------       -------       ----------      ----------
INTEREST EXPENSE
   Interest on deposits                  5,605                          3,492 (g)      23,505
   Interest on debt                         10           813 (b)          577 (b)       1,577
                                    ----------       -------       ----------      ----------
      Total interest expense             5,615         4,069            4,069          25,082
                                    ----------       -------       ----------      ----------
      Net interest income                8,235        (2,210)            (603)         30,174
PROVISION FOR LOAN AND
   LEASE LOSSES                          1,113           155 (b)                        3,618
                                    ----------       -------       ----------      ----------
NET INTEREST INCOME AFTER
    PROVISION FOR LOAN
    AND  LEASE LOSSES                    7,122        (2,365)            (758)         26,556
NON-INTEREST INCOME
   Service charges and fees              2,363           454 (b)                       15,284
   Undistributed income of
      leasing company                      301          (602)(b)                            0
   Net gain on sale and
      securitization of
      loans and leases                     108           968 (b)                        2,197
   Net investment securities
      gains                                 29                                             29
                                    ----------       -------       ----------      ----------
      Total non-interest income          2,801           820                           17,510
                                    ----------       -------       ----------      ----------
NON-INTEREST EXPENSE
   Salaries and employee benefits        3,791           906 (b)                       15,871
   Net occupancy and equipment             946            81 (b)          176 (g)       4,206
   Loss on foreclosed real estate                                                       1,224
   Other expenses                        2,325           305 (b)          447 (g)      12,579
                                    ----------       -------       ----------      ----------
      Total non-interest expense         7,062         1,292              623          33,880
                                    ----------       -------       ----------      ----------
INCOME BEFORE INCOME TAXES               2,861        (2,837)          (1,381)         10,186
PROVISION FOR INCOME TAXES                 852           419(b)          (550)(j)       3,896
                                    ----------       -------       ----------      ----------
NET INCOME                          $    2,009       $(3,256)      $   (1,250)     $    6,290
                                    ==========       =======       ==========      ==========
NET INCOME PER SHARE OF COMMON
  STOCK
   Basic earnings per share         $     1.10                                     $     0.72
                                    ==========                                     ==========
   Diluted earnings per share       $     1.06                                     $     0.67
                                    ==========                                     ==========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING
   Basic                             1,830,352                      1,418,522 (b)   8,765,278
                                                                                   ==========
   Diluted                           1,886,770                      1,462,246 (b)   9,367,457
                                                                                   ==========

See Notes to Pro Forma Consolidated Financial Statements.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1997
                                   (Unaudited)

                                                    Global         Global        Humboldt
                                     Humboldt      Bancorp        Bancorp         Global        Tehama
(dollars in thousands                Bancorp     (historical)    Pro Forma       Pro Forma     Bancorp
except per share amounts)          (historical)       (c)        Adjustments       Total     (historical)
-------------------------          ------------  ------------    ------------   ----------    ----------
INTEREST INCOME
   Interest and fees on
     loans and leases               $   15,961      $ 10,849     $   (500)(f-3) $   26,310    $   10,135
   Interest on investments               4,092         1,147          166 (f-1)      5,405         2,479
                                    ----------      --------     --------       ----------    ----------
      Total interest income             20,053        11,996         (334)          31,715        12,614
                                    ----------      --------     --------       ----------    ----------
INTEREST EXPENSE
   Interest on deposits                  6,973         6,469                        13,442         5,225
   Interest on debt                         51                                          51            --
                                    ----------      --------     --------       ----------    ----------
      Total interest expense             7,024         6,469           --           13,493         5,225
                                    ----------      --------     --------       ----------    ----------
   Net interest income                  13,029         5,527         (334)          18,222         7,389
PROVISION FOR  LOAN AND
    LEASE LOSSES                           773           416                         1,189         1,705
                                    ----------      --------     --------       ----------    ----------
NET INTEREST INCOME AFTER
    PROVISION FOR
    LOAN AND LEASE LOSSES               12,256         5,111         (334)          17,033         5,684
NON-INTEREST INCOME
   Service charges and fees              8,176           494          117 (f-4)      8,787         2,107
   Undistributed income of
      leasing company                       35                                          35            35
   Net gain (loss) on sale and
      securitization of loans
      and leases                          (204)                                       (204)           49
   Net investment securities gains         102                                         102
                                    ----------      --------     --------       ----------    ----------
      Total non-interest income          8,109           494          117            8,720         2,191
NON-INTEREST EXPENSE
   Salaries and employee benefits        6,806         2,078                         8,884         2,797
   Net occupancy and equipment           2,466           427         (130)(f-4)      2,763           831
   Other expenses                        6,224         2,119                         8,343         2,333
                                    ----------      --------     --------       ----------    ----------
      Total non-interest
        expense                         15,496         4,624         (130)          19,990         5,961
                                    ----------      --------     --------       ----------    ----------
INCOME BEFORE INCOME TAXES               4,869           981          (87)           5,763         1,914
PROVISION FOR INCOME TAXES               1,611           349                         1,960           613
                                    ----------      --------     --------       ----------    ----------
NET INCOME                          $    3,258      $    632     $    (87)      $    3,803    $    1,301
                                    ==========      ========     ========       ==========    ==========
NET INCOME PER SHARE OF
  COMMON STOCK
   Basic                            $     0.69      $   0.96                    $     0.70    $     0.73
                                    ==========      ========                    ==========    ==========
   Diluted                          $     0.61      $   0.92                    $     0.64    $     0.71
                                    ==========      ========                    ==========    ==========
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING
   Basic                             4,755,846       660,163      640,000(d)     5,395,846     1,776,634
   Diluted                           5,324,632       688,994      640,000(d)     5,964,632     1,842,123

                                                                      Humboldt
                                       Tehama                          Global
                                      Bancorp                          Tehama
(dollars in thousands                Pro Forma                        Pro Forma
except per share amounts)           Adjustments   Adjustments        As Adjusted
-------------------------           -----------   ----------         ----------
INTEREST INCOME
   Interest and fees on
     loans and leases                    $623(b)   $                  $   37,068
   Interest on investments                              3,466 (g)         11,350
                                         ----      ----------         ----------
      Total interest income               623           3,466             48,418
                                         ----      ----------         ----------
INTEREST EXPENSE
   Interest on deposits                                 3,492 (g)         22,159
   Interest on debt                       248 (b)         577 (h)            876
                                         ----      ----------         ----------
      Total interest expense              248           4,069             23,035
                                         ----      ----------         ----------
   Net interest income                    375            (603)            25,383
PROVISION FOR  LOAN AND
    LEASE LOSSES                           43 (b)                          2,937
                                         ----      ----------         ----------
NET INTEREST INCOME AFTER
    PROVISION FOR
    LOAN AND LEASE LOSSES                 332            (603)            22,446
NON-INTEREST INCOME
   Service charges and fees               540 (b)                         11,434
   Undistributed income of
      leasing company                     (70)(b)                             --
   Net gain (loss) on sale and
      securitization of loans
      and leases                                                            (155)
   Net investment securities gains                                           102
                                         ----      ----------         ----------
      Total non-interest income           470              --             11,381
NON-INTEREST EXPENSE
   Salaries and employee benefits         542(b)                          12,223
   Net occupancy and equipment             48(b)          176 (g)          3,818
   Other expenses                         170(b)          447 (g)         11,293
                                         ----      ----------         ----------
      Total non-interest
        expense                           760             623             27,334
                                         ----      ----------         ----------
INCOME BEFORE INCOME TAXES                 42          (1,226)             6,493
PROVISION FOR INCOME TAXES                 42(b)         (540)(j)          2,075
                                         ----      ----------         ----------
NET INCOME                               $  0      $     (686)        $    4,418
                                         ====      ==========         ==========
NET INCOME PER SHARE OF
  COMMON STOCK
   Basic                                                                   $0.52
                                                                      ==========
   Diluted                                                                 $0.48
                                                                      ==========
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING
   Basic                                            1,376,891(b)       8,549,371
                                                                      ==========
   Diluted                                          1,427,645(b)       9,234,400
                                                                      ==========

See Notes to Pro Forma Consolidated Financial Statements.

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(a) The nonrecurring Humboldt Bancorp and Tehama Bancorp estimated merger-related costs are not included in the unaudited pro forma condensed combined statement of operations but are included in the unaudited pro forma condensed combined balance sheet as a reduction to shareholders' equity, net of a $515,000 tax benefit. These costs will be charged to expense immediately following the consummation of the merger. These estimated merger-related costs as of June 30, 2000, are summarized below, in thousands:

                                                  Estimated Merger Costs
                                          ---------------------------------------
                                          Humboldt       Tehama
                                          Bancorp        Bancorp         Combined
                                          --------       -------         --------
Financial advisory                          $125          $  600          $  725
Professional fees                            200             259             459
Printing and other                            25              41              66
                                            ----          ------          ------
                                            $350          $  900          $1,250
                                            ====          ======          ======

(b) Reflects consolidation of Bancorp Financial Services, an equipment leasing company, jointly owned by Humboldt Bancorp and Tehama Bancorp. Bancorp Financial Services is currently accounted for by Humboldt Bancorp and Tehama Bancorp using the equity method of accounting.

(c) Humboldt Bancorp acquired Global Bancorp on April 7, 2000. The acquisition was recorded using the purchase method of accounting. Since this acquisition is considered significant, the pro forma statement of income has been adjusted to reflect the acquisition as if it occurred at the beginning of the period presented.

(d) Humboldt Bancorp and Tehama Bancorp combined earnings per share and average outstanding stock and common stock equivalents are calculated using the historical Humboldt Bancorp weighted average shares plus the historical Tehama Bancorp weighted average shares adjusted by the conversion ratio of 1.775. Includes 640,000 shares of common stock issued in connection with the Humboldt Bancorp stock offering, the proceeds of which were used to acquire Global Bancorp.

(e) The pro forma statements of income are adjusted to recognize the estimated decrease in earnings from the net funds used to acquire Global Bancorp at an estimated average rate earned on federal funds sold of 5.0%.
(f) Humboldt Bancorp acquired Global Bancorp on April 7, 2000, for $16,500,000 payable in cash and a Humboldt Bancorp promissory note. The promissory note is due January 30, 2002, and the amount payable may be decreased or increased based on events identified in the merger agreement. Since the amount to be paid is contingent upon future events, paragraph 78 of Accounting Principles Board Opinion No. 16, Business Combinations, requires that this promissory note be recorded when the contingencies are resolved and the consideration is paid. Accordingly, the purchase accounting adjustments to record the Global Bancorp acquisition are summarized below (dollars in thousands):

         Purchase price paid in cash at merger date             $ 11,080 (1)
         Less historical net assets acquired                     (11,780)(2)
                                                                --------
         Discount to allocate                                   $   (700)
                                                                ========
         Adjustments to the historical net assets acquired
             Loans and leases                                   $  3,500 (3)
             Premises and equipment                                 (622)(4)
             Accrued interest and other assets                    (1,184)(4)
             Deferred credit for negative goodwill                (2,394)(4)
                                                                --------
         Allocated discount                                     $   (700)
                                                                ========

        (1)     Cash portion of price paid for Global Bancorp.

        (2) Acquisition of all of the outstanding shares of Global Bancorp's common stock results in recording Global Bancorp's assets and liabilities on the books of Humboldt Bancorp and subsidiaries and the elimination of Global Bancorp's stockholders' equity.

        (3) To adjust the carrying value of loans at Global Bancorp to estimated fair value. This amount will be recognized as an adjustment to yield over the estimated life of the related loans. The carrying value of all other assets and liabilities approximates estimated fair value.

        (4) In this note the fair value of the net assets acquired exceeds the purchase price. Accordingly, the cost of noncurrent assets acquired, in the case of premises and equipment, are adjusted downward to zero and the excess is recorded as a deferred credit for negative goodwill. A deferred tax liability of $1,184,000 is recorded and netted against deferred tax assets as a result of the tax effect of the reduction in premises and equipment and other adjustments. Depreciation expense related to the reduction of premises and equipment to zero has been eliminated from the pro forma statements. The deferred credit for negative goodwill will be amortized using the straight-line method over 15 years. When the contingencies related to the promissory note are resolved and the additional consideration is paid, the additional cost will first be applied against the deferred credit for negative goodwill with the excess, if any, used to restore premises and equipment to fair value. The remaining excess, if any, will be recorded as goodwill and amortized using the straight-line method over 15 years.

(g) In August 1999, Humboldt Bank acquired the deposits of two branch offices of CalFed Bank. The premium paid to acquire the deposits of approximately $2,384,000 was allocated to core deposit intangible asset. The estimated runoff of these deposits will result in amortization of the balance of the core deposit intangible asset on an accelerated basis over a period of ten years. Adjustments were also made to the pro forma statements of income to estimate the additional interest income, interest expense and depreciation expense that would result from this transaction using an estimated average interest rate earned on federal funds sold of approximately 5.0%, an average rate paid on deposits of approximately 4.9% and depreciation computed using the straight-line method over the estimated lives of the premises and equipment acquired.

(h) Humboldt Bancorp issued during February 2000 $5,310,000 of trust preferred securities at an interest rate of 10.875%.

(i) The acquisition of Global Bancorp was consummated concurrent with the sale of 640,000 shares of Humboldt Bancorp common stock at a price of $12.50 per share.

(j) These amounts represent the estimated tax effect of the transactions described in preceding notes computed at an incremental combined federal and state tax rate of 41.15%. Amortization of the deferred credit for negative goodwill described in note (f) is not taxable.

                           COMPARATIVE PER SHARE DATA
                                   (Unaudited)

        The following table shows the selected historical per share data for Humboldt Bancorp and Tehama Bancorp, and pro forma consolidated financial information of the merger. The table assumes that the merger was completed at the beginning of the periods presented, and that each outstanding share of Tehama Bancorp common stock is converted into 1.775 shares of Humboldt Bancorp common stock. All amounts have been restated for the effect of stock splits and stock dividends previously made by both Humboldt Bancorp and Tehama Bancorp as appropriate, and the consolidation of Bancorp Financial Services' operations with Humboldt Bancorp. Also Humboldt Bancorp acquired Capitol Thrift and Loan on April 7, 2000. Per share data for Humboldt Bancorp has been restated to give effect to Capitol Thrift and Loan's and Bancorp Financial Services' operations as if they had occurred at the beginning of the period indicated.


                                                                                   Nine Months Ended
                                                     Years Ended December 31,        September 30,
                                                  ----------------------------     -----------------
                                                   1997       1998       1999       1999       2000
                                                  ------     ------     ------     ------     ------
Amounts per common stock
Humboldt Bancorp historical:
   Net income(1)(2)                               $ 0.61     $ 0.75     $ 0.83     $ 0.58     $ 0.82
   Book value(3)                                  $ 4.94     $ 5.66     $ 6.56     $ 6.32     $ 7.94
Tehama Bancorp historical:
   Net income(1)(2)                               $ 0.71     $ 1.06     $ 1.20     $ 0.79     $ 1.18
   Book Value(3)                                  $ 8.88     $ 9.63     $ 9.89     $ 9.48     $11.25
   Dividends declared                             $ 0.36     $ 0.36     $ 0.45     $ 0.45         --
Pro forma amounts per share of common stock
  of Humboldt Bancorp:
   Net income(1)(4)                               $ 0.46     $ 0.63     $ 0.72     $ 0.55     $ 0.62
   Book value(5)                                  $ 5.01     $ 5.54     $ 6.21     $ 6.02     $ 6.26
Pro forma amounts per share of common stock
  of Tehama Bancorp:
   Net income(1)(6)                               $ 0.40     $ 0.60     $ 0.67     $ 0.45     $ 0.66
   Book value(6)                                  $ 5.00     $ 5.42     $ 5.57     $ 5.34     $ 6.34
Humboldt Bancorp and Tehama Bancorp pro forma
  combined net income                             $ 0.48     $ 0.67     $ 0.77     $ 0.56     $ 0.73

Tehama Bancorp pro forma equivalent               $ 0.27     $ 0.38     $ 0.43     $ 0.32     $ 0.41

(1)     All net income per share data are diluted per share data.

(2) Diluted income per share calculations use the weighted average common stock and common stock equivalent shares outstanding for each period for Humboldt Bancorp and Tehama Bancorp.

(3) Book value per share is based on the actual number of shares outstanding at the end of the period.

(4) Pro forma net income per share is determined in the same manner as footnote (2) above except the Tehama Bancorp common stock is multiplied by the conversion rate of 1.775.

(5) Pro forma book value per share is determined in the same manner as footnote (3) above except Tehama Bancorp common stock is multiplied by the conversion rate of 1.775.

(6) Tehama Bancorp pro forma equivalents are computed by multiplying the pro forma per share data of the consolidated entity by the conversion rate of 1.775.

                      REGULATORY CAPITAL AND LEVERAGE RATIO

            The following table illustrates the actual regulatory capital and leverage ratios of Humboldt Bancorp and Tehama Bancorp and the pro forma regulatory capital and leverage ratios of Humboldt Bancorp, as of September 30, 2000. The pro forma ratios are stated after giving effect to the merger.

                                                                        As of September 30, 2000
                                                               -------------------------------------------
                                                                               Tier 1           Total
                                                               Leverage      Risk-Based       Risk-Based
                                                                 Ratio      Capital Ratio    Capital Ratio
                                                               --------     -------------    -------------
Humboldt Bancorp                                                 8.58%          10.56%           11.81%
Tehama Bancorp                                                   9.42%          11.85%           13.10%
Pro forma for Humboldt Bancorp after the merger(1)               8.40%          10.22%           11.39%
Minimum regulatory capital for a bank holding company(2)         4.00%           4.00%            8.00%

(1) Reflects the consolidation of Bancorp Financial Services financial statements with Humboldt Bancorp and Tehama Bancorp giving effect to the merger. As a result, approximately $34 million of Bancorp Financial Services' assets, consisting primarily of loans and leases, are assigned a 100% risk-weight for determining Humboldt Bancorp's risk-based capital.

(2)     Pursuant to regulations of the Federal Reserve Board.

                    HUMBOLDT BANCORP QUARTERLY FINANCIAL DATA

        The following sets forth Humboldt Bancorp's unaudited quarterly financial data for the past two fiscal years, and for the first three quarters of 2000. The results of operations for the six months ended June 30 and nine months ended September 30, 2000, include the results of operations of Capitol Thrift and Loan subsequent to its acquisition on April 7, 2000.

                                                      March 31,     June 30,   September 30,  December 31,
(dollars in thousands except for per share data)        1998          1998          1998          1998
                                                      ---------     --------   -------------  ------------
Interest Income                                        $5,817       $11,733       $17,789       $23,504
Interest Expense                                        1,971         3,907         5,855         7,742
Net Interest Income                                     3,846         7,826        11,934        15,762
Provision for Loan Losses                                 509         1,024         1,541         2,124
Non-Interest Income                                     2,401         5,237         8,609        12,473
Non-Interest Expense                                    4,314         9,281        14,471        19,578
Income before Taxes                                     1,424         2,758         4,531         6,533
Income Taxes                                              549         1,055         1,720         2,517
Net Income                                                875         1,703         2,811         4,016
Basic Earnings per Share                                 0.18          0.35          0.58          0.82
Diluted Earnings per Share                             $ 0.16       $  0.32       $  0.52       $  0.75

                                                        March 31,       June 30,     September 30,    December 31,
(dollars in thousands except for per share data)          1999            1999           1999            1999
                                                        ---------       --------     -------------    ------------
Interest Income                                          $5,723         $11,506         $17,844         $25,240
Interest Expense                                          1,792           3,581           5,635           8,345
Net Interest Income                                       3,931           7,925          12,209          16,895
Provision for Loan Losses                                   318             506             697           1,046
Non-Interest Income                                       3,905           8,662          13,792          19,523
Non-Interest Expense                                      5,985          12,962          20,577          28,494
Income before Taxes                                       1,533           3,119           4,727           6,878
Income Taxes                                                536           1,025           1,537           2,271
Net Income                                                  997           2,094           3,190           4,607
Basic Earnings per Share                                   0.20            0.42            0.64            0.91
Diluted Earnings per Share                               $ 0.19         $  0.39         $  0.58         $  0.83

                                                       March 31,       June 30,     September 30,
(dollars in thousands except for per share data)         2000            2000            2000
                                                       ---------       --------     -------------
Interest Income                                          $7,804         $18,681         $30,694
Interest Expense                                          2,793           7,309          12,442
Net Interest Income                                       5,011          11,372          18,252
Provision for Loan Losses                                   557           1,250           1,602
Non-Interest Income                                       6,625          13,777          20,971
Non-Interest Expense                                      9,362          19,701          30,120
Income before Taxes                                       1,717           4,198           7,501
Income Taxes                                                553           1,359           2,481
Net Income                                                1,164           2,839           5,020
Basic Earnings per Share                                   0.22            0.51            0.88
Diluted Earnings per Share                               $ 0.20         $  0.47         $  0.82

                          HUMBOLDT BANCORP MANAGEMENT'S
                 DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

        The following management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the section entitled "Risk Factors" and elsewhere in this document.

General

        Humboldt Bancorp's results of operation are primarily dependent upon the results of operations of Humboldt Bank, Capitol Valley Bank, Capitol Thrift and Loan and, to a lesser extent, Bancorp Financial Services. Humboldt Bank and Capitol Valley Bank conduct general commercial banking business, such as gathering deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. Capitol Thrift and Loan is a California industrial loan company and primarily derives its revenues from the making of loans. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases of generally less than $100,000 to small businesses.

        Humboldt Bancorp's profitability depends on net interest income, which is the difference between interest income generated by interest-earning assets, and interest expense incurred on interest-bearing liabilities. Net interest income is affected by the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities, as well as the relative amounts of interest-earning assets and interest-bearing liabilities. If the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spread as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" or "net interest margin," which is annualized net interest income divided by average interest-earning assets.

        Because of the limited loan growth in the Humboldt, Trinity and Mendocino, California area, a substantial part of our revenues are also derived from non-interest income. Non-interest income consists primarily of fees generated by the Merchant Bankcard and Issuing Bankcard (Credit Card) Departments and lease residuals and rentals generated by the Lease Finance Department. During the year ended December 31, 1994, Humboldt Bank began to emphasize the growth in such fees and other income. For the nine months ended September 30, 2000, and years ended December 31, 1999, 1998 and 1997, fees and other income were $18.4 million, $16.7 million, $9.7 million and $6.9 million, respectively. Of this growth, most can be attributed to Humboldt Bank's Merchant Bankcard processing fees. During the nine months ended September 30, 1999, Humboldt Bank continued to reduce its Issuing Bankcard (Credit Card) activities. This strategic reduction in credit card receivables was initiated in early 1997 due to increased competition in all credit card issuing markets and a noticeable trend of increased charge-offs in connection with credit card receivables. The focus of the Issuing Bankcard (Credit Card) Department is now issuance of credit cards to Humboldt Bank customers.

        Although Humboldt Bancorp has planned to diversify its growth of traditional banking through the establishment of Capitol Valley Bank, the acquisition of Capitol Thrift and Loan, and the proposed acquisition of Tehama Bancorp, Humboldt Bancorp will continue to emphasize revenues from non-interest income sources. For example, during 1997 Humboldt Bancorp, along with Tehama Bancorp, formed Bancorp Financial Services. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases of generally less than $100,000 to small businesses. Humboldt Bank's Lease Finance Department operations, on the other hand, consist principally of the leasing of point-of-sale terminals, printers for credit card vouchers and related equipment. Humboldt Bancorp accounts for its investment in Bancorp Financial Services using the equity method, in which only Humboldt Bancorp's net investment in Bancorp Financial Services is accounted for on Humboldt Bancorp's financial statements, rather than Bancorp Financial Services' financial statements being consolidated with Humboldt Bancorp's financial statements. Therefore, the following discussion does not include a detailed description of

Bancorp Financial Services' operations. Assuming the completion of the merger, Bancorp Financial Services financial statements will be consolidated with Humboldt Bancorp. See "Business of Humboldt Bancorp - Bancorp Financial Services."

        Humboldt Bancorp's profitability is also affected by such factors as the level of non-interest expenses, the provision for loan losses, and the effective tax rate. Non-interest expenses consist of salaries and benefits, fixed assets (occupancy related expenses), and Merchant Bankcard expenses.

        Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of Humboldt Bancorp, Humboldt Bank, and Capitol Valley Bank for the fiscal years ended December 31, 1999, 1998 and 1997, and of Humboldt Bancorp, Humboldt Bank, Capitol Valley Bank and Capitol Thrift and Loan for the nine months ended September 30, 2000. In April 2000, Humboldt Bancorp completed the acquisition of Capitol Thrift and Loan, and also completed the issuance of $8 million of common stock and $5.3 million in trust preferred securities. Information related to historical operations of Capitol Thrift and Loan prior to its acquisition, and the effect of the issuance of the common stock and trust preferred securities are not reflected in the following discussion. This discussion should be read in conjunction with the consolidated and pro forma financial statements and related footnotes presented elsewhere herein.

Summary of Operations

        For the nine months ended September 30, 2000, net income was $5.0 million, an increase of 56.3% over net income of $3.2 million earned during the nine months ended September 30, 1999. Diluted earnings per share were $0.82 and $0.58 for the nine months ended September 30, 2000 and September 30, 1999, respectively. Annualized return on average assets was 1.29% for the nine months ended September 30, 2000, compared with 1.24% for the comparable nine months in 1999. For the first nine months of 2000, annualized return on average equity was 15.98%, compared with 14.26% during the first nine months of 1999. The increase in earnings for the nine months ended September 30, 2000, versus the comparable period in 1999, can be attributed to growth in earning assets, fee income growth, and increased customer activity in our Merchant Bankcard product.

        For the year ended December 31, 1999, net income was $4.6 million, an increase of 15.0% over net income of $4.0 million earned during the same period in 1998. Diluted earnings per share were $0.83 and $0.75 for the years ended December 31, 1999 and 1998, respectively. The return on average assets for the years ended December 31, 1999 and 1998, was 1.27% and 1.32%, respectively. The return on average equity for the years ended December 31, 1999 and 1998 was 15.10% and 16.02%, respectively. The increase in earnings for the year ended December 31, 1999, versus the prior period in 1998, can be attributed to growth in earning assets, fee income growth, and increased customer activity in our Merchant Bankcard product.

        Humboldt Bancorp reported net income of $4.0 million for the year ended December 31, 1998, compared to $3.3 million for the year ended December 31, 1997. The increase in net income is attributable to an increase of $2.8 million, or 21.5% in net interest income, and an increase in other non-interest income of $4.4 million, or 54.3%. These increases were offset by an increase in provision for loan losses of $1.3 million, or 162.5%, an increase in other non interest expense of $4.1 million, or 26.5% and an increase in provision for income taxes of $906,000 or 56.2%. The increase in net interest income is attributable to the substantial increase in earning assets and a slight increase in the net interest yield. The increase in non-interest income is primarily attributable to substantial increases in the Lease Finance, Merchant Bankcard, and Issuing Bankcard (Credit Card) Departments' income and to increases in service charges on deposit accounts. These increases were offset in part by a decrease in gains on sale of loans and investments. The increase in non-interest expense is primarily attributable to increases in salaries and employee benefits and Merchant Bankcard expenses. These increases can be attributed to the continued growth of Humboldt Bank and Humboldt Bancorp. These increases were offset in part by a decrease in Issuing Bankcard (Credit Card) Department expenses. The increase in provision for loan losses is attributable to an increase in loans originated by

Humboldt Bank and an increase in charge-offs in the Issuing Bankcard (Credit
Card) Department and Lease Finance Department.

Results of Operations

        Net Interest Income

        Net interest income represents the excess of interest income and loan fees earned by Humboldt Bancorp on its earning assets over the interest expense paid on its interest bearing liabilities and other borrowed money. Net interest income as a percentage of average interest-earning assets is referred to as net interest margin. The levels of interest-earning assets and interest-bearing liabilities, as well as changes in interest rates affect the level of net interest income. During periods of rapidly changing interest rates, Humboldt Bancorp's earnings can be significantly affected because interest rates on a substantial amount of the earning assets are tied to prime rate as reported in the Wall Street Journal and therefore tend to change immediately, whereas interest rates on liabilities have a tendency to change more slowly, and normally only upon the maturity of the liability.

Average Balances and Average Rates Earned and Paid

            The following table shows unaudited average balances and interest income or interest expense, with the resulting average yield or rates by category of earning assets or interest-bearing liabilities.


(dollars in thousands)            Year Ended December 31,             Year Ended December 31,          Year Ended December 31,
                                           1997                                 1998                             1999
                               --------------------------------   ------------------------------   ------------------------------
                                           Interest                           Interest                        Interest
                                           Income     Average                 Income     Average              Income       Average
                               Average       or       Yield or     Average      or      Yield or    Average      or       Yield or
(Unaudited)                    Balance     Expense      Rate       Balance    Expense     Rate      Balance   Expense       Rate
                               --------   --------    --------    --------   --------   --------   ---------  --------    -------
Interest-earning assets:
   Loans and leases            $151,695    $15,961       10.52%   $175,173    $18,762     10.71%   $200,986    $19,186      9.55%
   Investment securities:
    Taxable securities           46,989      2,783        5.92      63,494      3,317      5.22      67,950      3,773      5.55
    Nontaxable securities(2)     10,396        569        5.47      13,682        739      5.40      16,292        875      5.37
   Interest-earning balances
    due from banks                2,164        128        5.91       3,502        174      4.97       2,089         90      4.31
   Federal funds sold            11,311        612        5.41       9,504        512      5.39      26,202      1,316      5.02
                               --------    -------     -------    --------    -------   -------    --------    -------      ----
    Total interest-earning
       assets                   222,555     20,053(3)     9.01     265,355     23,504      8.86     313,519     25,240      8.05
Cash and due from banks          12,679                             20,157                           26,168
Premises and equipment,
   net                            5,860                              7,120                            8,745
Loan and lease loss
   allowance                     (2,312)                            (2,626)                          (3,191)
Other assets                     12,313                             14,509                           17,186
                               --------                           --------                         --------
    Total assets               $251,095                           $304,515                         $362,427
                               ========                           ========                         ========
Interest-bearing liabilities:
   Interest-bearing checking
    and savings accounts         66,153      1,516        2.29      72,594      1,439      1.98      79,955      1,423      1.78
   Time deposit and IRA
    accounts                    100,072      5,457        5.45     114,633      6,126      5.34     134,608      6,601      4.90
   Borrowed funds                   828         51        6.16       3,003        177      5.89       4,487        321      7.15
                               --------    -------     -------    --------    -------   -------    --------    -------      ----
   Total interest-bearing
    liabilities                 167,053      7,024        4.20     190,230      7,742      4.07%    219,050      8,345      3.81%
Non-interest-bearing
   deposits                      59,050                             83,965                          106,829
Other liabilities                 3,694                              4,883                            6,030
                               --------                           --------                         --------
    Total liabilities           229,797                            279,078                          331,909
Stockholders' equity             21,298                             25,437                           30,518
                               --------                           --------                         --------
   Total liabilities and
    stockholders' equity       $251,095                           $304,515                         $362,427
                               ========                           ========                         ========

(dollars in thousands)                         Nine Months Ended                  Nine Months Ended
                                             September 30, 1999(1)              September 30, 2000(1)
                                      ----------------------------------   ---------------------------------
                                                    Interest                           Interest
                                                     Income     Average                 Income      Average
                                       Average         or      Yield or     Average       or        Yield or
(Unaudited)                            Balance       Expense     Rate       Balance     Expense       Rate
                                      ---------      -------   --------    ---------   ---------    --------
Interest-earning assets:
   Loans and leases                   $ 198,561      $14,136     9.52%     $ 321,900    $ 24,178     10.03%
   Investment securities:
    Taxable securities                   59,137        2,308     5.22         85,749       4,355      6.78
    Nontaxable securities(2)             15,813          631     5.34         19,623         806      5.49
   Interest-earning balances
    due from banks                        2,263           73     4.31            873          42      6.43
   Federal funds sold                    21,198          696     4.39         30,365       1,313      5.78
                                      ---------      -------     ----      ---------    --------     -----
    Total interest-earning
       assets                           296,972       17,844     8.03        458,510      30,694      8.94
Cash and due from banks                  25,302                               28,428
Premises and equipment,
   net                                    8,544                                9,660
Loan and lease loss
   allowance                             (3,166)                              (5,106)
Other assets                             15,027                               29,173
                                      ---------                            ---------
    Total assets                      $ 342,679                            $ 520,665
                                      =========                            =========
Interest-bearing liabilities:
   Interest-bearing checking
    and savings accounts                 75,546          954     1.69        103,517       1,876      2.42
   Time deposit and IRA
    accounts                            123,112        4,445     4.83        233,769       9,821      5.61
   Borrowed funds                         4,487          235     7.00         14,228         745      6.99
                                      ---------      -------     ----      ---------    --------     -----
   Total interest-bearing
    liabilities                         203,145        5,634     3.71%       351,514      12,442      4.73%
Non-interest-bearing
   deposits                             103,433                              119,611
Other liabilities                         6,196                                7,587
                                      ---------                            ---------
    Total liabilities                   312,744                              478,712
Stockholders' equity                     29,905                               41,954
                                      ---------                            ---------
   Total liabilities and
    stockholders' equity              $ 342,679                             $520,666
                                      =========                             ========

(dollars in thousands)              Year Ended December 31,        Year Ended December 31,          Year Ended December 31,
                                             1997                           1998                             1999
                                  ----------------------------   -----------------------------   -----------------------------
                                           Interest                       Interest                        Interest
                                            Income   Average               Income     Average              Income     Average
                                  Average     or     Yield or    Average     or      Yield or    Average     or       Yield or
(Unaudited)                       Balance   Expense    Rate      Balance   Expense     Rate      Balance  Expense       Rate
                                  -------  --------  --------    -------  --------   ---------   -------  --------    --------
Net interest income                         $13,029                        $15,762                        $16,895
                                            =======                        =======                        =======
Net interest spread                                     4.81%                            4.79%                           4.24%
                                                      ======                           ======                          ======
Average yield on average
earning assets(2)                                       9.01%                            8.86%                           8.05%
                                                      ======                           ======                          ======
Interest expense to average
  earning assets                                        3.16%                            2.92%                           2.66%
                                                      ======                           ======                          ======
Net interest margin(4)                                  5.85%                            5.94%                           5.39%
                                                      ======                           ======                          ======

(dollars in thousands)                  Nine Months Ended                     Nine Months Ended
                                      September 30, 1999(1)                 September 30, 2000(1)
                                 ----------------------------------   ----------------------------------
                                             Interest                              Interest
                                             Income         Average                Income        Average
                                 Average       or          Yield or   Average        or         Yield or
(Unaudited)                      Balance     Expense         Rate     Balance      Expense        Rate
                                 -------     -------       --------   -------      -------      --------
Net interest income                          $12,210                               $18,252
                                             =======                               =======
Net interest spread                                           4.33%                                4.21%
                                                             =====                                =====
Average yield on average
earning assets(2)                                             8.03%                                8.94%
                                                             =====                                =====
Interest expense to average
  earning assets                                              2.54%                                3.62%
                                                             =====                                =====
Net interest margin(4)                                        5.50%                                5.32%
                                                             =====                                =====

(1) Average yields and rates for the nine months ended September 30, 1999 and 2000, have been annualized.

(2)     Tax-exempt income has not been adjusted to its tax-equivalent basis.

(3)     Nonaccrual loans are included in the average balance.

(4) Net interest margin is computed by dividing net interest income by total average earning assets.

Analysis of Changes in Interest Differential

        The following table shows the unaudited dollar amount of the increase (decrease) in Humboldt Bancorp's net interest income and expense and attributes such dollar amounts to changes in volume as well as changes in rates. Rate and volume variances have been allocated proportionally between rate and volume changes.

                                               Year Ended                            Year Ended
(dollars in thousands)                      December 31, 1998                     December 31, 1999
                                                over 1997                            over 1998
                                      -------------------------------      ---------------------------------
                                        Increase (Decrease) Due To            Increase (Decrease) Due To
                                      -------------------------------      ---------------------------------
                                      Volume       Rate        Total       Volume        Rate         Total
                                      -------      -----      -------      -------      -------      -------
Interest income attributable to:
   Loans and leases                   $ 2,451      $ 350      $ 2,801      $ 2,465      $(2,041)     $   424
   Investment securities                1,220       (516)         704          387          205          592
   Balance due from banks                  13         33           46          (61)         (23)          84
   Federal funds sold                     (98)        (2)        (100)         838          (34)         804
                                      -------      -----      -------      -------      -------      -------
      Total increase (decrease)         3,586       (135)       3,451        3,629       (1,893)       1,736
                                      -------      -----      -------      -------      -------      -------
Interest expense attributable to:
   Now and Super Now                       28        (11)          17           26          (42)         (16)
   Savings                                 19         --           19           76           44          120
   Money Market                            88       (201)        (113)          19         (138)        (119)
   Time deposits                          795       (126)         669        1,004         (530)         474
   Borrowed funds                         174        (48)         126          106           38          144
                                      -------      -----      -------      -------      -------      -------
      Total increase (decrease)         1,104       (386)         718        1,231         (628)         603
                                      -------      -----      -------      -------      -------      -------
Total change in net interest          $ 2,482      $ 251      $ 2,733      $ 2,398      $(1,265)     $ 1,133
                                      =======      =====      =======      =======      =======      =======

                                             Nine Months Ended
(dollars in thousands)                       September 30, 2000
                                           over September 30, 1999
                                       ---------------------------------
                                          Increase (Decrease) Due To
                                       ----------------------------------
                                         Volume        Rate        Total
                                       --------      -------      --------
Interest income attributable to:
   Loans and leases                    $  8,833      $ 1,225      $ 10,058
   Investment securities                  1,188        1,020         2,208
   Balance due from banks                   (45)          14           (31)
   Federal funds sold                       300          315           615
                                       --------      -------      --------
      Total increase (decrease)          10,277        2,573        12,850
                                       --------      -------      --------
Interest expense attributable to:
   Now and Super Now                         22            2            24
   Savings                                  264          187           451
   Money Market                              73          176           249
   Time deposits                          4,217        1,360         5,577
   Borrowed funds                           509           (1)          508
                                       --------      -------      --------
      Total increase (decrease)           5,084        1,724         6,808
                                       --------      -------      --------
Total change in net interest           $  5,193      $   849      $  6,042
                                       ========      =======      ========

        Net interest income for the nine months ended September 30, 2000, was $18.3 million, an increase of $6.0 million over the corresponding period in 1999. The increase in net interest income is attributable to an increase of $12.9 million in income earned from interest-earning assets and an increase of $6.8 million in expense from interest-bearing liabilities. Interest expense increased 121.4% to $12.4 million for the nine months ended September 30, 2000, compared to a $5.6 million increase for the corresponding period in 1999. The increase in interest expense was the result of rising interest rates and increases in deposit balances.

        Total interest-earning assets averaged $458.5 million for the nine months ended September 30, 2000, compared to $313.5 million for the year ended December 31, 1999. The average yield on interest-earning assets increased to 8.94% during the nine months ended September 30, 2000, compared to 8.05% for the year ended December 31, 1999, due to a general increase in market rates.

        Interest-bearing liabilities averaged $351.5 million during the nine months ended September 30, 2000, compared to $219.1 million for the year ended December 31, 1999. The average cost of these liabilities increased in the nine months ended September 30, 2000, to 4.73% from 3.81% at the year ended December 31, 1999. The average cost of interest-bearing liabilities increased primarily as a result of rising interest rates and a change in the liability mix in 2000. In the near-term, management does not anticipate Humboldt Bancorp's net interest margins will be significantly impacted by competitive pressure for deposit accounts, although there can be no assurance that this will not occur.

        Net interest income for the year ended December 31, 1999, was $16.9 million, an increase of $1.1 million compared to $15.8 million in 1998. The increase in net interest income is attributable to an increase of $1.7 million in income earned from interest-earning assets offset by an increase of $0.6 million in expense from interest-bearing liabilities. Interest expense increased 7.8% to $8.3 million for the year-ended December 31, 1999, compared to $7.7 million for the year-ended December 31, 1998. The increase in interest expense was primarily a result of increased volume, which was partially offset by falling interest rates.

        Total interest-earning assets averaged $313.5 million at year-end December 31, 1999, compared to $265.4 million for the year ended December 31, 1998. The average yield on interest-earning assets decreased to 8.05% for the year ended December 31, 1999, compared to 8.86% for the year ended December 31, 1998.

        Interest-bearing liabilities averaged $219.1 million for the year ended December 31, 1999, compared to $190.2 million for the year ended December 31, 1998. The average cost of these liabilities decreased for the year ended December 31, 1999, to 3.81% from 4.07% at year-end December 31, 1998. The average cost of interest-bearing liabilities decreased primarily as a result of declining interest rates in 1999.

        Net interest income for the year ended December 31, 1998, totaled $15.8 million, compared with $13.0 million for the year ended December 31, 1997. The increase in net interest income was attributable to a significant increase in earning assets and a slight increase in net interest yield. The yield on loans increased by 0.2% over the same period in 1997, and the cost of funds decreased 0.1%. The prime rate used to price a significant portion of the loan portfolio at September 30, 2000, and at December 31, 1999, 1998 and 1997 was 9.13%, 8.00%,
8.35% and 8.42% on average, respectively. Net loans comprised 68.5% of average earning assets at September 30, 2000, 64.1% at December 31, 1999, 66.0% at December 31, 1998, and 68.2% at December 31, 1997.

        Loan fees included in net interest income were $961,000 for the nine months ended September 30, 2000, $983,000 for the year ended December 31, 1999, $1.4 million for the year ended December 31, 1998, and $729,000 for the year ended December 31, 1997.

Provision for Loan and Lease Losses

        An allowance for loan and lease losses is maintained at a level that management of Humboldt Bancorp considers adequate for losses that can be reasonably anticipated. The allowance is increased by a charge to operating expenses referred to as a provision for loan and lease losses, and is reduced by the net loan that is charged-off. See "Loan Losses and Recoveries" for a table summarizing the changes in the allowance for loan and lease losses.

        For the nine months ended September 30, 2000, management charged $1.6 million to the provision for loan and lease losses compared to $0.7 million for the nine months ended September 30, 1999. This was a 128.6% increase from the prior year. The increase in the provision for loan and lease losses was related to the increase in loans outstanding.

        For the years ended December 31, 1999, 1998 and 1997, management charged $1.0 million, $2.1 million, and $.8 million, respectively, to the provision for loan and lease losses. The ratio of the allowance for loan and lease losses to total loans and leases at December 31, 1999, 1998 and 1997 equaled 1.47%, 1.62% and 1.48%, respectively. The decrease in the provisions from 1998 to 1999 was due to a decrease in leases and issuing bank credit card charge-offs and increase in recoveries from issuing bank credit card charge offs. The increase in the provision from 1997 to 1998 is attributable to an increase in loans originated, and an increase in credit card and lease charge-offs, and an increase in charge-offs. The Merchant Bancard Department does not include issuing bank credit card services.

Non-Interest Income

        The following table sets forth components of Humboldt Bancorp's non-interest income:

                                                                                                 Nine Months Ended
(dollars in thousands)                                        Year Ended December 31,              September 30,
                                                        ---------------------------------      ---------------------
                                                         1997         1998         1999          1999          2000
                                                        -------      -------     --------      --------      --------
Fees and other income:
   Merchant Bankcard services                           $ 3,906      $ 6,177     $ 13,178      $  9,175      $ 15,820
   Lease finance department (residuals and rentals)       1,306        1,575        1,250         1,177           787
   Issuing bankcard (credit card) services                  778        1,019          519           317           204
   Fees for customer services                               291          346          415           244           143
   Earnings on life insurance                               195          106          161           114           294
   Loan and lease servicing fees                            346           87          293           216           187
   Net gain on O.R.E.O                                       --           --           --            --            86
   Other                                                     89          421          836           487           942
                                                        -------      -------     --------      --------      --------
      Total fees and other income                         6,911        9,731       16,652        11,730        18,463
Service charges on deposit accounts                       1,300        2,097        2,411         1,806         2,255
Net gain (loss) on sale of  loans                          (204)         645          695           349           342
Net investment securities gains (losses)                    102           --         (235)          (93)          (89)
                                                        -------      -------     --------      --------      --------
   Total non-interest income                            $ 8,109      $12,473     $ 19,523      $ 13,792      $ 20,971
                                                        =======      =======     ========      ========      ========

        Non-interest income is primarily derived from Merchant Bankcard fees, service charges on deposit accounts, lease finance department lease residuals and rentals, and issuing bankcard (credit card) fees.

        During the past four fiscal years, Humboldt Bank's Merchant Bankcard Department has increased in importance to Humboldt Bank's revenues. Humboldt Bank offers merchant bankcard services to a variety of merchants located throughout the United States, including first time merchants and small to medium-sized merchants in the retail, telephone, mail order and Internet commerce industries. In general, merchant bankcard services involve collecting funds for, and crediting the accounts of, merchants for sales of merchandise and services to credit card customers. For its services, Humboldt Bank receives a service fee and other processing fees. Also, at September 30, 2000, and as of December 31, 1999, 1998 and 1997, Humboldt Bank held merchant reserves (primarily in non-interest bearing accounts) of $45.2 million, $54.2 million, $47.0 million and $33.0 million, respectively. See "Business of Humboldt Bancorp
- Merchant Bankcard."

        During 1996, Humboldt Bank actively pursued credit card income through nationwide secured and unsecured credit card programs. In early 1997, this strategy was abandoned due to a perceived increase in credit risk and extreme competition from major credit card issuers. Currently, management estimates that at present levels of credit card receivables, Humboldt Bank makes a modest monthly profit net of service expenses and write-offs. Therefore, while Humboldt Bank intends to continue credit card lending to its customer base, there are no further plans to solicit credit card business beyond its market areas.

        Non-interest income increased $7.2 million, or 52.2% for the nine-month period ended September 30, 2000, compared to the nine months ended September 30, 1999. The principal reason for this increase was income generated by Merchant Bankcard operations. During the first nine months of 2000, Merchant Bankcard operations generated $15.8 million in income compared to $9.2 million for the same period in 1999. The remainder of the increase in non-interest income for the nine months ended September 30, 2000, compared to the same period in 1999, is primarily attributable to service charges and fees which were partially offset by a decrease in net gain on sale of loans.

        Non-interest income increased $7.1 million, or 56.8%, for the year-ended December 31, 1999, compared to the year-ended December 31, 1998. The principal reason for this increase was income generated by Merchant Bankcard operations. During 1999, Merchant Bankcard operations generated $13.2 million in income compared to $6.2 million in 1998.

        Non-interest income for 1998 totaled $12.5 million, an increase of $4.4 million, or 54.3%, from $8.1 million earned in 1997. The increases for the year ended 1998, compared to the year ended 1997, are attributable primarily to the activities of the Merchant Bankcard and, to a lesser extent, the activities of the Lease Finance and Issuing Bankcard (Credit Card) Departments, plus an increase in service charges on deposit accounts. The increase in gain on sale of loans is attributable in part to selling some portfolio loans at a gain. The decrease in gain on sale of investments is attributable to the fact that no investments were sold in 1998. Service charges on deposit accounts increased $0.8 million or 61.5%, fees and other income increased $2.8 million or 40.6%, and all other non-interest income increased $0.7 million or 700.0%.

Non-Interest Expense

        Non-interest expenses consist principally of employee salaries and benefits, Merchant Bankcard expenses, and fixed asset (occupancy and equipment) expenses. Non-interest expense increased $9.5 million, or 46.1%, to $30.1 million for the nine months ended September 30, 2000, compared to $20.6 million in the corresponding period of 1999. This increase was primarily due to Merchant Bankcard operations of $4.6 million, salaries and benefits of $3.3 million, primarily relating to increases in personnel, occupancy expenses of $0.6 million and miscellaneous other expenses of $1.0 million. Salaries and employee benefits represented the single largest component of non-interest expense at $12.1 million or 37.5% as of September 30, 2000.

        Non-interest expense increased $8.9 million, or 45.4%, to $28.5 million for the year-ended December 31, 1999, compared to $19.6 million for 1998. This was due to increases in Merchant Bankcard operation expense of $4.8 million, as well as increases in salary and employee benefits of $2.7 million, primarily relating to the increase in personnel. Salaries and employee benefits represented the single largest component of non-interest expense, totaling $11.9 million, or 41.7% of total non-interest expense, in 1999. Humboldt Bancorp's investments in new and expanded technology to support internal services, to ensure Year 2000 compliance, and to provide additional technology-based products for Humboldt Bancorp's customers, also resulted in expense increases.

        Non-interest expense for the year ended 1998 totaled $19.6 million, an increase of $4.1 million or 26.5% from the year ended 1997. Salaries and employee benefits represented the single largest component of non-interest expense, totaling $9.2 million or 46.7% in 1998 and $6.8 million or 43.9% in 1997.

            Full time equivalent employees numbered 399, 318, 250, and 209 on September 30, 2000, December 31, 1999, 1998 and 1997, respectively.

        Fixed assets expense increased $.7 million or 31.3% for the nine months ended September 30, 2000, compared to the corresponding period for the prior year. Fixed assets increased during the first nine months ended September 30, 2000, due to the opening of a new headquarters for Capitol Valley Bank and the acquisition of Capitol Thrift and Loan. Fixed assets expense increased $312,000, or 11.5%, to $3.0 million for the year ended 1999. This increase can be attributed to increased maintenance and repairs on older equipment and increased rental expense partially offset by increased rental income. Fixed assets expense increased $245,000 or 9.9% to $2.7 million for the year ended 1998. This increase can be attributed to increased maintenance and repairs on older equipment and increased rental expense, partially offset by increased rental income. This increase also can be partly attributed to depreciation expense related to the purchase of an in-house computer system, a local area network and a wide area network, and the purchase of furniture and fixtures and leasehold improvements.

        Other expenses (excluding salaries and employee benefits and fixed assets) increased $5.6 million or 57.7% for the nine months ended September 30, 2000, compared to the nine months ended September 30, 1999, increased $5.9 million, or 76.6%, in 1999 from 1998, and increased $1.5 million or 24.2% in 1998 from 1997, primarily due to the Merchant Bankcard program and the Issuing Bankcard (Credit Card) program in 1999 and 1998.

        The following table summarizes the significant components and percentages of non-interest expense for the years ended December 31, 1997, 1998, 1999 and the nine months ended September 30, 1999 and 2000:

                                                                                      Nine Months Ended
(dollars in thousands)                          Year Ended December 31,                 September 30,
                                          -----------------------------------       ---------------------
                                           1997          1998          1999          1999          2000
                                          -------       -------       -------       -------       -------
Salaries and employee benefits            $ 6,806       $ 9,151       $11,866       $ 8,764       $12,138
Net occupancy and equipment expense         2,466         2,711         3,023         2,092         2,747
Merchant Bankcard expenses(1)                 822         2,665         7,460         5,087         9,679
Professional services                       1,342         1,123         1,446           984           914
Issuing Bankcard expenses(1)                1,021           346           240           202           111
Stationery, supplies & postage                887           884           955           788           746
Intangible expense                            426           372           459           264           471
FDIC and other insurance                      164           186           217           160           214
Advertising expenses                          265           247           412           337           305
Business development                          242           249           414           253           235
Telephone and travel                          478           598           870           572           784
Data processing/ATM expense                   170           324           299           198           256
Other expenses                                407           722           833           876         1,520
                                          -------       -------       -------       -------       -------
Total expenses                            $15,496       $19,578       $28,494       $20,577       $30,120
                                          =======       =======       =======       =======       =======

(1) Merchant Bankcard expenses include merchant and proprietary related expenses only. Issuing Bankcard (Credit Card) expenses include proprietary related expenses only. Salaries and employee benefits are included in salary and employee benefits above.

Provision for Income Taxes

        The provision for income taxes for the nine-month period ended September 30, 2000, was $2.5 million, representing an effective tax rate of 33.3% compared to $1.5 million, or 31.9% for the nine-month period ended September 30, 1999.

        The combined effective tax rates of 33.3%, 33.3%, 38.5% and 32.3% during the nine months ended September 30, 2000, and for the years ended December 31, 1999, 1998 and 1997, respectively, on reported income was below the expected statutory federal rate of 34.0% and the state franchise tax rate of 7.1% (net of the federal benefit) principally because of exemptions for Enterprise Zone loans for state tax purposes, exemptions for municipal obligations for federal purposes, low income housing tax credits, bank owned life insurance and other permanent differences.

Investments

        Humboldt Bancorp invests excess funds in a variety of instruments in order to meet liquidity and profitability goals. A portion of available funds is invested in liquid investments including overnight federal funds. The balance is invested in investment securities including U.S. Treasury and Agency securities such as collateralized mortgage obligations ("CMOs"), tax-exempt municipal bonds, corporate bonds, and Federal Home Loan Bank and Federal National Mortgage Corporation stock.

        At September 30, 2000, Humboldt Bancorp's portfolio of investment securities at fair value totaled $100.5 million, a decrease of $15.0 million, or 13%, compared with December 31, 1999.

        The following table provides the book value of Humboldt Bancorp's portfolio of investment securities as of December 31, 1997, 1998 and 1999, and September 30, 2000:

                                                             As of                         As of
(dollars in thousands)                                     December 31,                 September 30,
                                               ------------------------------------     -------------
                                                1997          1998           1999           2000
                                               -------       -------       --------       --------
Investments available-for-sale:
   U.S. Treasury and agencies                  $ 2,996       $ 3,000       $  3,551       $  2,522
   CMOs issued by U.S. agencies                 62,433        56,682         87,316         63,135
   Obligations of political subdivisions        12,190        16,227         19,614         19,757
   Corporate debt and other securities           1,286         1,062          5,480         15,055
                                               -------       -------       --------       --------
      Total investment securities              $78,905       $76,971       $115,961       $100,469
                                               =======       =======       ========       ========

        Investment securities at the dates indicated consisted of the following:

                                                  As of                                      As of
(dollars in thousands)                      December 31, 1999                         September 30, 2000
                                  -------------------------------------      -------------------------------------
                                                  Approx.                                    Approx.
                                  Amortized       Market                     Amortized       Market
                                     Cost         Value        % Yield*         Cost          Value       % Yield*
                                  ---------      -------        -------      ---------       -------       -------
U.S. Treasury and agencies:
   Three months or less            $ 1,000       $ 1,000          4.82%        $   --        $   --         $ --%
   Three to twelve months               --            --            --          1,521         1,516          5.39
   One to three years                2,551         2,537          5.70          1,001         1,000          6.25

CMO issued by U.S. agencies:
   Three months or less                697           697          7.85            413           412          8.88
   Three to twelve months           11,374        11,396          7.36          6,770         6,737          6.42
   One to three years               56,381        56,079          6.09         40,827        40,666          6.81

                                                          As of                                          As of
(dollars in thousands)                              December 31, 1999                             September 30, 2000
                                          --------------------------------------       ----------------------------------------
                                                          Approx.                                       Approx.
                                          Amortized       Market                       Amortized        Market
                                            Cost          Value         % Yield*         Cost           Value         % Yield*
                                          ----------     --------       --------       ---------       --------        --------
   Three to five years                      12,130         12,070           5.22          10,461         10.423           7.02
   Five to fifteen years                     6,733          6,655           7.25           4,664          4,555           8.40

Obligations of political
subdivisions:

   Three months or less                         --             --             --              --             --             --
   Three to twelve months                       --             --             --             103            104           8.60
   One to three years                          485            496           9.11             529            543           9.15
   Three to five years                       1,328          1,341           9.01           1,480          1,516           8.91
   Five to fifteen years                    11,982         11,950           7.47          14,513         14,380           7.58
   Over fifteen years                        5,820          5,714           7.29           3,492          3,519           7.96

Corporate debt and other securities
   Three months or less                      1,000          1,000           4.82             913            913           7.01
   Three to twelve months                      625            625           5.96              --             --             --
   One to three years                           --             --             --           6,789          6,795           7.42
   Three to five years                          --             --             --           1,281          1,288           7.50
   Five to fifteen years                     3,855          3,800           7.41           5,912          5,894           8.58
   Over fifteen years                           --             --             --             160            160          10.88
                                          --------       --------       --------        --------       --------       --------
      Total securities                    $115,961       $115,360           6.47%       $100,469       $100,421           7.17%
                                          ========       ========       ========        ========       ========       ========

* Weighted average yield is stated on a federal tax-equivalent basis of 34%, and has been annualized, where appropriate.
        At September 30, 2000, the book value of the following issuers' securities exceeded ten percent (10%) of Humboldt Bancorp's capital.

(dollars in thousands)

               Issuer             Book Value      Market Value
               ------             ----------      ------------
             FRMAC CMO's           $33,618           $35,551
             FNMA CMO's            $21,610           $21,429
             GNMA CMO's            $ 6,853            $6,768

        Humboldt Bancorp does not own securities of a single issuer whose aggregate book value is in excess of its total equity.

Loans

        Humboldt Bancorp concentrates its lending activities in real estate, commercial, lease financed, credit card and consumer loans, made primarily to individuals and businesses located in Northern California. Capitol Thrift and Loan focuses primarily on consumer mortgage and commercial real estate lending in Northern, Central and Southern California.

        At September 30, 2000, Humboldt Bancorp had total net loans outstanding of $383.0 million. This represented 74.1% of total consolidated deposits and 64.7% of total consolidated assets of Humboldt Bancorp. At December 31, 1999, Humboldt Bancorp had total net loans outstanding of $225.1 million. This represented 59.5% of the total consolidated deposits and 53.1% of total consolidated assets of Humboldt Bancorp. At December 31, 1998, Humboldt Bancorp had total net loans outstanding of $186.0 million. This represented 65.5% of total consolidated deposits and 58.1% of total consolidated assets of Humboldt Bancorp. At December 31, 1997, Humboldt Bancorp had total net loans outstanding of $157.5 million. This represented 61.7% of total consolidated deposits and 55.4% of total consolidated assets.

        Types of Loans. The table below shows the composition of loan or type of borrower at the dates indicated:

(dollars in thousands)                                 As of                            As of
                                                  December 31, 1995               December 31, 1996
                                              -------------------------       -------------------------
Type of Loan                                   Amount        Percentage         Amount       Percentage
                                              ---------      ----------       ---------      ----------
Real estate-secured loans:
    Construction                              $  15,874         13.79%        $  21,205         14.85%
    Residential                                  23,036         20.01            31,519         22.07
    Commercial & agricultural                    54,879         47.67            61,030         42.73
                                              ---------        ------         ---------        ------
       Total real estate loans                   93,789         81.47           113,754         79.65
Commercial                                       16,284         14.15            20,559         14.39
Lease financing                                   3,974          3.45             3,168          2.22
Credit card and related accounts                  1,203          1.05             2,021          1.42
Consumer                                          2,192          1.90             2,508          1.76
Other                                               159          0.14             3,725          2.60
                                              ---------        ------         ---------        ------
    Total loans and leases                      117,601        102.16           145,735        102.04
Less:
    Deferred loan fees                             (616)        (0.54)             (765)        (0.54)
    Allowance for loan losses                    (1,868)        (1.62)           (2,146)        (1.50)
                                              ---------        ------         ---------        ------
       Loans and lease receivables, net       $ 115,117        100.00%        $ 142,824        100.00%
                                              =========        ======         =========        ======

(dollars in thousands)                         As of                  As of                    As of                  As of
                                        December 31, 1997        December 31, 1998       December 31, 1999      September 30, 2000
                                       ---------------------   ---------------------   ---------------------   ---------------------
Type of Loan                            Amount    Percentage    Amount    Percentage    Amount    Percentage    Amount    Percentage
                                       ---------  ----------   ---------  ----------   ---------  ----------   ---------  ----------
Real estate-secured loans:
   Construction                        $  20,165     12.80%    $  20,667     11.11%    $  22,118      9.82%    $  29,678      7.75%
   Residential                            27,253     17.30        35,226     18.93        45,185     20.07        78,345     20.46
   Commercial & agricultural              65,772     41.76        80,197     43.11        99,053     44.01       219,449     57.30
                                       ---------    ------     ---------    ------     ---------    ------     ---------    ------
    Total real estate loans              113,190     71.86       136,090     73.15       166,356     73.90       327,472     85.51
Commercial                                28,091     17.83        33,981     18.27        39,295     17.45        41,452     10.82
Lease financing                            8,732      5.55         9,867      5.30        17,202      7.64        13,044      3.41
Credit card and related accounts           7,062      4.48         5,672      3.05         3,456      1.54         2,983      0.78
Consumer                                   2,440      1.55         2,110      1.13         1,938      0.86         2,324      0.61
Other                                      1,177      0.75         2,097      1.13         1,216      0.54         4,358      1.14
                                       ---------    ------     ---------    ------     ---------    ------     ---------    ------
   Total loans and leases                160,692    102.02       189,817    102.03       229,463    101.93       391,633    102.26
Less:
   Deferred  loan fees                      (809)    (0.51)         (724)    (0.39)         (987)    (0.44)       (2,465)    (0.64)
   Allowance for loan losses              (2,371)    (1.51)       (3,055)    (1.64)       (3,354)    (1.49)       (6,186)    (1.62)
                                       ---------    ------     ---------    ------     ---------    ------     ---------    ------
    Loans and lease receivables, net   $ 157,512    100.00%    $ 186,038    100.00%    $ 225,122    100.00%    $ 382,982    100.00%
                                       =========    ======     =========    ======     =========    ======     =========    ======

        At September 30, 2000, and December 31, 1999, 1998 and 1997, Humboldt Bancorp had no concentration of loans which exceeded 10% of total loans not otherwise identified by the categories set forth above.

        Real Estate - Construction

        Humboldt Bancorp makes loans to finance the construction of residential and commercial properties and to finance land acquisition and development. Construction and development loans are obtained principally through solicitations by Humboldt Bancorp and through continued business from builders and developers who have previously borrowed from Humboldt Bancorp. When the total amount of a loan would otherwise exceed Humboldt Bancorp's legal lending limit, Humboldt Bancorp sells participation interests to other financial institutions to facilitate the extension of credit.

        As of September 30, 2000, the breakdown of construction loans was as follows (dollars in thousands):

Owner-occupied single family construction                                $13,510
Owner-occupied commercial construction                                   $ 1,461
Speculation construction                                                 $ 3,828
Acquisition/development                                                  $10,879
                                                                         -------
            Total                                                        $29,678

        Humboldt Bancorp's owner-occupied single family construction loans typically have a maturity of up to nine months, are secured by deeds of trust and usually do not exceed 80% of the appraised value of the home to be built. All owner-occupied single family construction borrowers have been pre-qualified for long-term loans using Fannie Mae underwriting guidelines.

        Humboldt Bancorp also makes loans to developers, primarily in its service area, for the purpose of acquiring unimproved land and developing such land. These loans typically have a maturity of 12 to 24 months, have a floating rate tied to prime rate as reported in the Wall Street Journal, usually do not exceed 75% of the appraised value, are secured by a first deed of trust and, in the case of corporations, are personally guaranteed. Loan commitment and origination fees of 0.5% to 1% are usually charged.

        All commercial construction loans are underwritten using the estimated cash flow the secured real property would provide in the event of a default by the borrower. A debt coverage ratio of 1.25:1 is required. In all cases, Humboldt Bancorp pre-approves a long-term loan to pay off the construction loan.

        Risks associated with real estate construction loans are generally considered higher than risks associated with other forms of lending. Loan funds are advanced upon the security of the project under construction, which is more difficult to value prior to the completion of construction. Should a default occur which results in foreclosure, Humboldt Bancorp could be adversely affected in that it would have to control the project and attempt either to arrange for completion of construction or to dispose of the unfinished project.

        Humboldt Bancorp's underwriting criteria are designed to evaluate and minimize the risk of each construction loan. A wide variety of factors are carefully considered before originating a construction loan, including the availability of permanent financing to the borrower (which may be provided by Humboldt Bancorp at market rates), the reputation of the borrower and the contractor, independent valuations and reviews of cost estimates, preconstruction sale information and cash flow projections of the borrower. At the time of Humboldt Bancorp's origination of a construction loan to a builder, the builder often has a signed contract with a purchaser for the sale of the to-be-constructed house, which, by assuring the builder of a repayment source, lessens Humboldt Bancorp's underwriting risks on the construction loan. To reduce the risks inherent in construction lending, Humboldt Bancorp limits the number of properties which can be constructed on a "speculative" or unsold basis by a builder at any one time to two to four houses and requires the borrower or its principals personally to guarantee repayment of the loan. Moreover, Humboldt Bancorp controls certain of the risks associated with construction lending by requiring builders to submit itemized bills to Humboldt Bancorp, whereupon Humboldt Bancorp disburses the builder's loan funds directly to the contractor and subcontractors, rather than to the builder. For a contractor meeting specific criteria, loan funds may be disbursed directly to the contractor.

        Real Estate - Owner-Occupied, Single-Family Residential

        Humboldt Bancorp has historically been and continues to be an originator of owner-occupied, single-family, residential real estate loans in its market area. These residential loans, as a percentage of total net loans outstanding, were 20.5% at September 30, 2000, 20.1% at December 31, 1999, 18.9% at December 31, 1998, and 17.3% at December 31, 1997. The decrease in residential real estate loans in 2000, 1998 and 1997 is attributable to the sale of portfolio loans. The higher volume of residential real estate loans in 1999 is attributable to lower rates at the beginning of 1999. Humboldt Bancorp also offers FHA and VA mortgage loans in its market area, which are underwritten and closed by a correspondent lender.

        Humboldt Bancorp originates owner-occupied, single-family, residential fixed-rate mortgage loans at competitive interest rates within its market area. Generally, Humboldt Bancorp sells these loans in the secondary market. There were, however, no loans held for sale at September 30, 2000, and fixed-rate loans of $2.1 million for sale at December 31, 1999, $7.7 million for sale at December 31, 1998, and $48,000 for sale at December 31, 1997. These balances are included in Real Estate - Residential totals in the table above.

        Humboldt Bancorp also offers adjustable-rate residential mortgage loans. The adjustable-rate loans currently offered by Humboldt Bancorp have interest rates which adjust every one, three or five years from the closing date of the loan or on an annual basis commencing after an initial fixed-rate period of one, three or five years in accordance with a designated index.

        The retention of adjustable-rate loans in Humboldt Bancorp's portfolio helps reduce Humboldt Bancorp's exposure to increases or decreases in prevailing market interest rates. However, there are unquantifiable credit risks resulting from potential increases in costs to borrowers in the event of upward repricing of adjustable-rate loans. In addition, there can be no assurance that yields on Humboldt Bancorp's adjustable-rate loans will fully adjust to compensate for increases in Humboldt Bancorp's cost of funds.

        Humboldt Bancorp evaluates both the borrower's ability to make principal and interest payments and the value of the property that will secure the loan. Humboldt Bancorp originates residential mortgage loans with loan-to-value ratios of up to 95%. On any mortgage loan exceeding an 80% loan-to-value ratio at the time of origination, however, Humboldt Bancorp requires private mortgage insurance in an amount intended to reduce Humboldt Bancorp's exposure to 80% of the appraised value of the underlying collateral.

        Residential mortgage loan originations come from a number of sources, including solicitations by Humboldt Bancorp, referrals by builders and real estate brokers, existing borrowers and depositors and walk-in customers. Loan applications are accepted at all of Humboldt Bancorp's offices.

        At September 30, 2000, Humboldt Bancorp had approximately $18.1 million in owner-occupied home equity line of credit loans, representing approximately 4.7% of its net loan portfolio. Humboldt Bancorp's home equity lines of credit have adjustable interest rates tied to the prime interest rate plus a margin. Home equity lines of credit are secured by liens against owner-occupied, residential real property. Home equity loans are generally limited so that the amount of such loans, along with any senior indebtedness, does not exceed 80% of the value of the real estate security.

        Real Estate - Commercial and Agricultural

        Humboldt Bancorp's commercial real estate loan portfolio includes loans secured by small apartment buildings, strip shopping centers, small office buildings, farms and other business properties, generally located within Humboldt Bancorp's primary market areas. Commercial and agricultural loans as a percentage of total net loans outstanding were 57.3% at September 30, 2000, 44.0% at December 31, 1999, 43.1% at December 31, 1998, and 41.8% at December 31, 1997. Commercial and agricultural loans are secured by property of which 98% is commercial property and 2% is agricultural property.

        Permanent commercial real estate loans have a maximum term of 10 years, with 25-year amortization schedules being the norm. Interest rates on permanent loans generally either adjust (subject, in some cases, to specified interest rate caps) at one- to five-year intervals to specified spreads over the related index. Commercial real estate loans are generally written in amounts up to 70% of the appraised value of the property or sale price.

        Commercial real estate loans generally present a higher level of risk than loans secured by owner-occupied, single family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project.

        Humboldt Bancorp entered into a number of SBA guaranteed loans and has loans where SBA has a subordinate lien position. These loans are eligible for sale on the secondary market. Humboldt Bancorp sold SBA guaranteed loans in 2000, 1999 and 1998.

        Business Loans

        Humboldt Bancorp's commercial loans consist of: (i) loans secured by commercial real estate and (ii) business loans which are not secured by real estate or if secured by real estate, the principal source of repayment is expected to be business income. Business loans as a percentage of total net loans outstanding were 10.8% at September 30, 2000, 17.5% at December 31, 1999, 18.3% at December 31, 1998, and 17.8% at December 31, 1997. Business loans include revolving lines of credit, working capital loans, equipment financing, letters of credit and inventory financing.

        In recent years, Humboldt Bancorp has emphasized business lending. Humboldt Bancorp originates business loans to small and medium sized businesses in its market area. Humboldt Bancorp's business borrowers are generally small businesses engaged in manufacturing, distribution or retailing, or professionals in healthcare, accounting and law. Business loans are made generally to finance the purchase of inventory, new or used equipment or commercial vehicles, and for short-term working capital. Such loans are generally secured by equipment and inventory, but unsecured loans may be granted. Business loans are generally made for terms of five years or less, depending on the purpose of the loan and the collateral, with loans to finance operating expenses made for one year or less. Generally, business loans are made in amounts ranging between $50,000 and $300,000.

        Humboldt Bancorp underwrites its business loans on the basis of the borrower's cash flow and ability to service the debt from earnings rather than on the basis of underlying collateral value, and Humboldt Bancorp seeks to structure such loans to have more than one source of repayment. For loans with maturities exceeding one year, Humboldt Bancorp requires that borrowers and guarantors provide updated financial information at least annually throughout the term of the loan.

        Humboldt Bancorp's business loans may be structured as short-term loans, term loans or as lines of credit. Short-term business loans are for periods of 12 months or less and are generally self-liquidating from asset conversion cycles. Business term loans are generally made to finance the purchase of assets and have maturities of five years or less. Business lines of credit are typically made for the purpose of providing short-term working capital and are usually approved with a term of 12 months and are reviewed at that time to see if extension is warranted. Humboldt Bancorp also offers standby letters of credit for its business borrowers.

        Business loans are often larger and may involve greater risk than other types of lending. Because payments on such loans are often dependent on successful operation of the business involved, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. Humboldt Bancorp seeks to minimize these risks through its underwriting guidelines, which require that the loan be supported by adequate cash flow of the borrower, profitability of the business, collateral and personal guarantees of the individuals in the business. In addition,

Humboldt Bancorp limits this type of lending to its market area and to borrowers with which it has prior experience or who are otherwise well known to Humboldt Bancorp.

        Lease Financing Loans

        Humboldt Bancorp makes lease financing loans to finance small ticket leases, such as leases of credit card processing software, terminals, swipe machines and related webpages. The dollar amount of each lease is under $2,500 and the term is approximately three to five years. Lease financing loans were $13.0 million or 3.4% of total net loans outstanding at September 30, 2000, $17.2 million or 7.6% of total net loans outstanding at December 31, 1999, $9.9 million or 5.3% of total net loans outstanding at December 31, 1998, and $8.7 million or 5.6% of total net loans outstanding at December 31, 1997. The increase in Humboldt Bancorp's lease financing loans in 1998 and 1997 was mostly attributable to an increase in credit card equipment and leases acquired from Humboldt Bancorp's joint venture subsidiary, Bancorp Financial Services. The decrease in Humboldt Bancorp's lease financing loans in 2000 and 1999 was caused by a planned reduction in leases purchased from Bancorp Financial Services. However, Humboldt Bancorp may continue in the future to purchase leases from Bancorp Financial Services.

        Credit Card and Related Accounts

        Humboldt Bank offers credit card loans through its participation as a Principal Member of Visa. Management believes that providing credit card services helps Humboldt Bank remain competitive by offering customers an additional service.

        During 1996, Humboldt Bank began to actively pursue credit card income through nationwide secured and unsecured credit card programs. In early 1997, this strategy was abandoned due to a perceived increase in credit risk and extreme competition from major credit card issuers. Currently, management estimates that at present levels of credit card receivables, Humboldt Bank makes a modest monthly profit net of service expenses and write-offs. Therefore, while Humboldt Bank intends to continue credit card lending to its customer base, there are no further plans to solicit credit card business beyond its market areas. Credit card loans were $3.0 million at September 30, 2000, $3.5 million at December 31, 1999, $5.7 million at December 31, 1998, and $7.1 million at December 31, 1997. Credit card loans as a percentage of total net loans outstanding were 0.8% at September 30, 2000, 1.5% at December 31, 1999, 3.1% at December 31, 1998, and 4.5% at December 31, 1997. The rate currently charged by Humboldt Bank on its credit card loans ranges from 13.9% to 19.8%, and Humboldt Bank is permitted to change the interest rate on 30 days notice. Processing of bills and payments is contracted to an outside service. At September 30, 2000, Humboldt Bank had a commitment to fund an aggregate of $7.1 million of credit card loans, which represented the aggregate credit limit on credit cards.

        Consumer Loans

        The consumer loans originated by Humboldt Bancorp include automobile loans and miscellaneous other consumer loans, including unsecured loans. Consumer loans as a percentage of total net loans outstanding were 0.6% at September 30, 2000, 0.9% at December 31, 1999, 1.1% at December 31, 1998, and 1.6% at December 31, 1997.

        Loan Servicing

        Humboldt Bancorp sells the majority of the mortgages and some of the Small Business Administration loans it originates to institutional investors. However, it retains the servicing on these loans in order to generate ongoing revenues and to retain local customer relationships. Humboldt Bancorp's servicing portfolio in which it has sold ownership but retains the servicing was $174.8 million, $163.7 million and $144.5 million at September 30, 2000, December 31, 1999, and December 31, 1998, respectively.

        Loan servicing includes (i) collecting and remitting loan payments, (ii) accounting for principal and interest, (iii) holding escrow and impound funds for payment of taxes and insurance, (iv) making inspections as required of the mortgage premises, (v) collecting amounts from delinquent mortgages, (vi) supervising foreclosures in the event of unremedied defaults, and (vii) generally administering the loans for investors to whom they have been sold.

        Humboldt Bancorp's fees for servicing mortgage loans range generally from .250% to .375% per annum on the outstanding principal balances of the loans. Servicing fees are collected and retained by Humboldt Bancorp out of monthly mortgage payments. Humboldt Bancorp's servicing portfolio can be reduced by normal amortization and prepayment or liquidation of outstanding loans. Approximately 90% of the loans serviced by Humboldt Bancorp have outstanding balances of greater than $100,000 and approximately 10% are adjustable rate mortgages.

        Humboldt Bancorp accounts for revenue from the sale of loans where servicing is retained in conformity with the requirements of Statements of Financial Accounting Standards No. 125. Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. Humboldt Bancorp records an asset representing the right to service loans for others when it sells a loan and retains the servicing rights. The total cost of originating or purchasing the loans is allocated between the loan and the servicing rights, based on their relative fair values. Fair value is estimated by discounting estimated future cash flows from the servicing assets using discount rates that approximate current market rates and using current expected future prepayment rates. The servicing rights are amortized in proportion to, and over the period of, estimated net servicing income, assuming prepayments.

        In general, the value of Humboldt Bancorp's loan servicing portfolio may be adversely affected as mortgage interest rates decline and loan prepayments increase. This would also decrease income generated from Humboldt Bancorp's loan servicing portfolio. This negative effect on Humboldt Bancorp's income attributable to existing servicing may be offset somewhat by a rise in origination and servicing income attributable to new loan originations, which historically have increased in periods of low mortgage interest rates.

        The following table sets forth the dollar amount of Humboldt Bancorp's mortgage loan servicing portfolio. Although Humboldt Bancorp intends to continue to increase its servicing portfolio, increases will depend on market conditions and the availability of capital.

                                                                            December 31, 1999   September 30, 2000
                                                                            -----------------   ------------------
Mortgage loan servicing portfolio:
Loans originated by Humboldt Bancorp and sold:                                $159.6 Million      $169.6 Million
Loans originated by Humboldt Bancorp but awaiting funding:                    $  2.1 Million      $  0.0 Million

        Humboldt Bancorp also services a portfolio of SBA loans, which is anticipated to increase during 2000 as a result of an increase in selling and marketing efforts. As of September 30, 2000, SBA Loans originated and serviced by Humboldt Bank were $5.2 million and as of December 31, 1999, were $4.1 million.

        For the most part, the Small Business Administration loans are tied to the prime rate, and as a result there is less risk of prepayment due to declining rates as compared with fixed rate real estate loans.

Maturities of Loans and Leases

        The following table represents the maturity distribution of the following loan categories as of September 30, 2000.

                                 Within 1   1 year to    5 years
(dollars in thousands)             year       5 years    or more     Total
                                 --------   ---------    -------    -------
Loans:
Commercial                       $ 7,042     $ 5,170     $29,240    $41,452
Real Estate Construction         $22,021     $ 7,657     $ 7,025    $29,678
                                 -------     -------     -------    -------
Total                            $29,063     $12,827     $29,240    $71,130
                                 =======     =======     =======    =======

        Loans shown above with maturities greater than one year include $18.0 million of floating interest rate loans and $29.3 million of fixed rate loans.

        The following table represents the maturity distribution of the following loan categories as of December 31, 1999.

                                      Within 1     1 year to    5 years
(dollars in thousands)                  year        5 years     or more     Total
                                      --------     ---------    -------    -------
Loans:
Commercial                            $ 5,707        $4,965     $28,623    $39,295
Real Estate  Construction             $17,649        $4,469     $     0    $22,118
                                      -------        ------     -------   --------
Total                                 $23,356        $9,434     $28,623    $61,413
                                      =======        ======     =======   ========

        Loans shown above with maturities greater than one year include $5.8 million of floating interest rate loans and $35.8 million of fixed rate loans.

        Humboldt Bancorp's renewal policy is that all maturing loans are reviewed on a case-by-case basis, new financial statements are requested from the borrower and an in-depth credit analysis is performed after which the loan may be extended, renewed, restructured or demand made for payment in full depending upon the circumstances.

Loan Losses and Recoveries

        Humboldt Bancorp maintains an allowance for loan and lease losses at a level that management of Humboldt Bancorp considers adequate for losses that can be reasonably anticipated.

        The Issuing Bankcard (Credit Card) Department's allowance for losses also constitutes a portion of Humboldt Bancorp's allowance. The Issuing Bankcard (Credit Card) Department was established in 1996. The Issuing Bankcard (Credit
Card) Department's allowance at September 30, 2000, and December 31, 1999, 1998 and 1997, was $166,000 or 2.7%, $186,000 or 5.8%, $330,000 or 10.8%, and
$278,000 or 11.7% of the total allowance. The increase in Issuing Bankcard (Credit Card) Department's allowance from 1997 to 1998, both as to amount and as a percentage of the total allowance, is attributable to the Issuing Bankcard (Credit Card) Department's increase in the number of credit card accounts. Since early 1997, Humboldt Bank has focused on its customer base for issuing Humboldt Bank credit cards. Accordingly, the allowance for losses for the Issuing Bankcard (Credit Card) Department at September 30, 2000, has decreased from the allowance at December 31, 1999 and 1998.

        The adequacy of the allowance for loan and lease losses is measured in the context of several key ratios and factors discussed below. The allowance is increased by a charge to operating expenses and is reduced by net charge-offs which are loans actually removed from the consolidated balance sheet after netting out recoveries on previously charged-off assets. Humboldt Bancorp's policy is to charge-off loans when, in management's opinion, the loan or a portion thereof is deemed uncollectible, although concerted efforts are made to maximize recovery. Humboldt Bancorp's historical net loan and lease losses or recoveries stem from Humboldt Bancorp's underwriting and collection practices, and the quality of the loan portfolio.

        During the first nine months of 2000, loan charge-offs net of recoveries was $773,000, a 50.7% increase in loan charge-offs net of recoveries compared to $513,000 during the nine months ended September 30, 1999. This increase is the result of recoveries in 1999 and not an increase in charge-offs, which actually decreased in the first nine months of 2000. Charge-offs recorded for the nine months ended September 30, 2000, were consistent with Humboldt Bancorp's historical experience in view of the growth of the loan portfolio. Management expects its current loan underwriting, oversight and collection policies to promote high quality loans and to limit loan losses. These policies include aggressive action to limit credit losses. As part of these policies, Humboldt Bancorp has hired additional staff and engaged consultants to support credit administration functions. Therefore, management expects net charge-offs, as a percentage of average outstanding loans for the year 2000 will be comparable to that of prior years.

        The following table summarizes the changes in the reserve for loan and lease losses for the periods shown:

                                                                                                             Nine Months Ended
(dollars in  thousands)                             Year Ended December 31,                                    September 30,
                                     ------------------------------------------------------------------   ----------------------
                                       1995           1996           1997        1998           1999        1999         2000
                                     ---------      ---------      ---------   ---------      ---------   ---------    ---------
Allowance for loan and lease
   losses balance, beginning
   of period                         $   1,331      $   1,868      $   2,146   $   2,371      $   3,055   $   3,055    $   3,354
                                     ---------      ---------      ---------   ---------      ---------   ---------    ---------
Loans and leases charged off:
   Real estate                              --            (46)            --        (141)           (67)        (67)         (45)
   Commercial                              (11)          (122)          (193)       (191)          (218)       (216)          (6)
   Consumer                                (23)           (29)           (11)        (25)           (29)        (29)         (30)
   Lease financing                        (254)          (132)          (124)       (316)          (148)       (108)        (570)
   Credit card and related
     accounts                               --             --           (475)       (956)          (614)       (402)        (210)
   Other                                   (30)           (45)            (7)         (5)            --          --           --
                                     ---------      ---------      ---------   ---------      ---------   ---------    ---------
      Total loans and leases
        charged off                       (318)          (374)          (810)     (1,634)        (1,076)       (822)        (861)
Recoveries:
   Real estate                              --             --             --          --             98          98            2
   Commercial                                9             78            129          54              7           7            9
   Consumer                                  4              5              9           8              6           5            5
   Lease financing                          49             34             34          24              9           9            6
   Credit card and related
     accounts                               --             --             87         105            209         190           66
   Other                                     1              2              3           3             --          --           --
                                     ---------      ---------      ---------   ---------      ---------   ---------    ---------
      Total recoveries                      63            119            262         194            329         309           88
                                     ---------      ---------      ---------   ---------      ---------   ---------    ---------
Net (charge-offs) recoveries              (255)          (255)          (548)     (1,440)          (747)       (513)        (773)
Charges incident to mergers                 --             --             --          --             --          --        2,003
                                     ---------      ---------      ---------   ---------      ---------   ---------    ---------
Provision charged to operations            792            533            773       2,124          1,046         697        1,602
                                     ---------      ---------      ---------   ---------      ---------   ---------    ---------
Allowance for loan and lease
   losses balance, end of
   period                            $   1,868      $   2,146      $   2,371   $   3,055      $   3,354   $   3,239    $   6,186
                                     =========      =========      =========   =========      =========   =========    =========
Loans and leases outstanding at
   end of period, net of unearned
   interest income                   $ 116,985      $ 144,970      $ 159,883   $ 189,093      $ 228,476   $ 206,337    $ 389,168
                                     =========      =========      =========   =========      =========   =========    =========

                                                                                                             Nine Months Ended
(dollars in  thousands)                             Year Ended December 31,                                    September 30,
                                     ------------------------------------------------------------------   ----------------------
                                       1995           1996           1997        1998           1999        1999         2000
                                     ---------      ---------      ---------   ---------      ---------   ---------    ---------
Average loans and leases
  outstanding for
  the period                         $ 102,931      $ 134,617      $ 151,695   $ 175,173      $ 200,986   $ 198,561    $ 321,900
                                     =========      =========      =========   =========      =========   =========    =========
Ratio of net loans and leases
   charged off (recovered) to
   average loans and leases
   outstanding                            0.25%          0.19%          0.36%       0.82%          0.37%       0.35%        0.32%
Ratio of allowance for loan
   and lease losses to loans
   and leases at end of period            1.60%          1.48%          1.48%       1.62%          1.47%       1.57%        1.59%

        The adequacy of the allowance for loan and lease losses is measured in the context of several key ratios and factors including: (1) the ratio of the allowance to total outstanding loans, (2) the ratio of total nonperforming loans to total loans, and (3) the ratio of net charge-offs (recoveries) to average loans outstanding. Additional factors considered in establishing an appropriate allowance include a careful assessment of the financial condition of the borrower, a realistic determination of the value and adequacy of underlying collateral, the condition of the local economy and the condition of the specific industry of the borrower, comprehensive analysis of the levels and trends of loan categories, and a review of delinquent and classified loans. Management's evaluation is based on a system whereby each loan is "graded" at the time of origination, extension or renewal. Each grade is assessed a risk factor, which is calculated to assess the adequacy of the allowance for loan losses. Further, management considers other factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, loan concentrations, trends in the level of delinquent and classified loans, specific problem loans and commitments, and current and anticipated economic conditions.

        On a quarterly basis, management considers the factors that follow in establishing Humboldt Bancorp's Allowance for Loan and Lease Losses. The results are reported to the board of directors on a quarterly basis.

        - Management considers whether there have been any significant changes in Humboldt Bancorp's policies and procedures, including underwriting standards and collections, charge-offs and recovery practices.

        - Management keeps abreast of the local economic and business conditions through the board of directors and various organizations.

        - Management considers any major changes regarding the lending officers and staff.

        - Humboldt Bancorp obtains quarterly outside credit reviews for loan write-ups and grade changes.

        - The Loan Review/Compliance Department reviews a sampling of loans not covered by the quarterly outside review and reports to the Chief Credit Officer on a monthly basis.

        - Management prepares concentration reports in which loans are segregated to better manage the portfolios.

        - On a limited basis, Humboldt Bancorp will extend the maturity of a loan if it is awaiting current customer financial statements or for valid reasons. Renewals and extensions are not granted for the sole purpose of keeping a loan current.

        - On a regular basis, management compares Humboldt Bancorp loan portfolios to its peer group in various categories.

        The following table sets forth the allocation of the allowance for loan and lease losses by loan or lease type as of the dates specified. The allocation of individual categories of loans includes amounts applicable to specifically identified as well as unidentified losses inherent in that segment of the loan portfolio and will necessarily change whenever management determines that the risk characteristics of the loan portfolio have changed.

        Management believes that any breakdown or allocation of the allowance for loan and lease losses into loan categories lends an appearance of exactness which may not exist, in that the allowance is utilized as a single unallocated allowance available for all loans and undisbursed commitments. The allocation below should not be interpreted as an indication of the specific amounts or loan categories in which future charge-offs may occur:

(dollars in thousands)                                                As of December 31,
                              ----------------------------------------------------------------------------------------------------
                                      1995                      1996                      1997                      1998
                              ---------------------     ---------------------     ---------------------     ---------------------
                                           Percent                   Percent                   Percent                   Percent
                               Amount      of Total      Amount      of Total      Amount      of Total      Amount      of Total
                              --------     --------     --------     --------     --------     --------     --------     --------
Real estate construction      $  129.7         6.9%     $  138.5         6.5%     $  132.7         5.6%     $  141.7         4.6%
Commercial and other
   Real Estate                   833.8        44.6%      1,014.1        47.3%        963.9        40.6%      1,254.2        41.1%
Consumer                          41.3         2.2%         41.5         1.9%         22.3         0.9%         21.1         0.7%
Lease financial                  415.6        22.2%        217.4        10.1%        125.7         5.3%        422.7        13.8%
Credit card and related
   accounts                        0.0         0.0%         83.0         3.9%        310.8        13.1%        326.1        10.7%
Other                            447.6        24.1%        651.5        30.4%        816.0        34.4%        889.2        29.1%
                              --------      ------      --------      ------      --------      ------      --------      ------
   Total Allowance            $1,868.0       100.0%     $2,146.0       100.0%     $2,371.4       100.0%     $3,055.0       100.0%
                              ========      ======      ========      ======      ========      ======      ========      ======

(dollars in thousands)          As of September 30,
                              ----------------------
                                      2000
                              ----------------------
                                            Percent
                               Amount       of Total
                              --------      --------
Real estate construction      $2,569.4       41.54%
Commercial and other
   Real Estate                 1,685.4       27.25%
Consumer                         198.5        3.21%
Lease financial                  363.0        5.87%
Credit card and related
   accounts                      178.8        2.89%
Other                          1,190.9       19.24%
                              --------      ------
   Total Allowance            $6,186.0       100.0%
                              ========      ======

Non-Performing Assets

        Humboldt Bancorp's policy is to recognize interest income on an accrual basis unless the full collectibility of principal and interest is uncertain. Loans that are delinquent 90 days or more, unless well secured and in the process of collection, are placed on nonaccrual status on a cash basis, and previously accrued but uncollected interest is reversed against income. Thereafter, income is recognized only as it is collected in cash. Collectibility is determined by considering the borrower's financial condition, cash flow, quality of management, the existence of collateral or guarantees and the state of the local economy.

        The following table provides information with respect to all non-performing assets.

                                                       As of                           As of
(dollars in thousands)                              December 31,                    September 30,
                                      ---------------------------------------     -----------------
                                       1995       1996       1997       1998       1999       2000
                                      ------     ------     ------     ------     ------     ------
Loans on nonaccrual status            $  619     $  218     $  838     $  311     $  767     $2,023
Loans - leases past due -
  greater than 90 days                   261        159        843        241        282      1,449
Restructured loans                        75         --         23         --         --         --
                                      ------     ------     ------     ------     ------     ------
  Total nonperforming loans              955        377      1,704        552      1,049      3,472
Other real estate owned                   --        233        148        175        120        808
    Total nonperforming assets        $  955     $  610     $1,852     $  727     $1,169     $4,280
                                      ======     ======     ======     ======     ======     ======
Allowance for loan losses             $1,868     $2,146     $2,371     $3,055     $3,354     $6,186
Ratio of total nonperforming
  assets to total assets                0.49%      0.28%      0.65%      0.23%      0.28%      0.72%

                                                       As of                           As of
(dollars in thousands)                              December 31,                    September 30,
                                      ---------------------------------------     -----------------
                                       1995       1996       1997       1998       1999       2000
                                      ------     ------     ------     ------     ------     ------
Ratio of total nonperforming
  loans to total loans                  0.81%      0.26%      1.06%      0.29%      0.46%      0.89%
Ratio of allowance for loan losses
  to total non-performing assets      195.60%    351.80%    128.02%    420.22%    286.91%    144.53%

        The increase in non-performing assets at September 30, 2000, compared to December 31, 1999, is due to increases in all categories as a result of the acquisition of Capitol Thrift and Loan.

        The table below shows the gross interest income that would have been recorded at September 30, 2000, and December 31, 1999, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or if new for part of the period since origination; and the amount of interest that was included in net income for the period. There were no restructured loans 90 days past due at December 31, 1999, or at September 30, 2000.

(in dollars)                        Year Ended                   Nine Months Ended
                                 December 31, 1999              September 30, 2000
                               ----------------------        ------------------------
                               Gross         Interest         Gross          Interest
                               Income         Earned          Income          Earned
                               -------       --------        --------        --------
Non-accrual loans              $64,588        $13,376        $135,593        $22,156
Other real estate owned        $ 9,591        $    --        $ 90,030        $37,469

Potential Problem Loans

        At September 30, 2000, and December 31, 1999, there were no loans or other interest bearing assets classified for regulatory purposes as loss, doubtful, substandard or special mention that: (i) represented or resulted from trends or uncertainties which management anticipates could have a material impact on future operating results, liquidity or capital resources, or (ii) represented material credits or assets about which management had information that would cause serious doubt as to the ability of the borrower to comply with the repayment terms.

Deposits

        The following table sets forth the average balances of Humboldt Bancorp's interest-bearing deposits, interest expense, and average rates paid for the periods indicated:

(dollars in thousands)                           Year Ended December 31, 1997                  Year Ended December 31, 1998
                                          ------------------------------------------     ------------------------------------------
                                                       Average     Interest  Average                   Average    Interest  Average
                                           Actual      Balance     Expense     Rate       Actual       Balance     Expense    Rate
                                          --------     --------    --------  -------     --------     --------    --------  -------
Non-interest-bearing deposits             $ 70,767     $ 59,050     $   --       --%     $ 96,884     $ 83,965     $   --       --%
Interest-bearing accounts:
   Interest-bearing checking                52,003       46,177      1,158     2.51        49,615       51,609      1,061     2.06
   Savings                                  21,952       19,976        359     1.80        21,635       20,985        378     1.80
   Time deposits                           110,464      100,072      5,456     5.45       115,833      114,633      6,126     5.34
                                          --------     --------     ------     ----      --------     --------     ------     ----
      Total interest-bearing accounts      184,419      166,225      6,973     4.19       187,083      187,227      7,565     4.04
                                          --------     --------     ------     ----      --------     --------     ------     ----
Total deposits                            $255,186     $225,275     $6,973     3.10%     $283,967     $271,192     $7,565     2.79%
                                          ========     ========     ======     ====      ========     ========     ======     ====

(dollars in thousands)                           Year Ended December 31, 1997                    Year Ended December 31, 1998
                                          -------------------------------------------    -------------------------------------------
                                                       Average     Interest   Average                 Average    Interest    Average
                                           Actual      Balance     Expense     Rate       Actual      Balance     Expense      Rate
                                          --------     --------    --------   -------    --------    --------     --------   -------
Non-interest-bearing deposits             $110,523     $106,829     $   --       --%     $132,724    $119,611     $     --     0.00%
Interest-bearing accounts:
   Interest-bearing checking                63,547       56,312        925     1.64        70,459      61,628          959     2.08
   Savings                                  32,533       24,781        498     2.01        45,084      41,474          918     2.96
   Time deposits                           172,027      134,608      6,601     4.90       268,658     231,781        9,820     5.66
                                          --------     --------     ------     ----      --------    --------     --------     ----
      Total interest-bearing accounts      268,107      215,701      8,024     3.72       384,201     334,883       11,697     4.67
                                          --------     --------     ------     ----      --------    --------     --------     ----
Total deposits                            $378,630     $322,530     $8,024     2.49%     $516,925    $454,494     $ 11,697     3.44%
                                          ========     ========     ======     ====      ========    ========     ========     ====

        Total deposits increased from the year ended December 31, 1999, to the nine months ended September 30, 2000, by $138.3 million, or 36.5%, and from the year ended December 31, 1998, to the year ended December 31, 1999, by $94.7 million, or 33.4%. The primary reason for this increase during the first nine months of 2000 is to the acquisition of Capitol Thrift and Loan, and during 1999 the purchase of two CalFed branches, with deposits totaling $72.2 million. Management attributes the remaining increase to Humboldt Bancorp's ongoing marketing efforts. Changes occurred in all deposit categories: non-interest-bearing deposits increased by 20.1%, interest-bearing demand deposits decreased by 11.0%, savings accounts increased by 38.8%, and time deposits increased by 56.2%.

        At December 31, 1998, total deposits were $284.0 million, an increase of $28.8 million or 11.3% from total deposits of $255.2 million at December 31, 1997. Deposit growth in 1998 was due primarily to internal growth and not as a result of acquisitions.

        Non-interest-bearing demand deposits continued to be a significant portion of Humboldt Bancorp's deposit base. To the extent Humboldt Bancorp can fund operations with these deposits, net interest spread, which is the difference between interest income and interest expense, will improve. At September 30, 2000, non-interest bearing demand deposits accounted for 25.7% of total deposits, down from 29.2% as of December 31, 1999. In general, the number of non-interest-bearing demand accounts has been primarily from acquisitions and our Merchant Bankcard operations. Merchant reserves are a source of funds and are held in the event the merchant's customer returns a purchased item and is charged-back with the return. See "Business of Humboldt Bancorp - Merchant Bankcard."

        Interest-bearing deposits consist of money market, savings, and time certificate accounts. Interest-bearing account balances tend to grow or decline as Humboldt Bancorp adjusts its pricing and product strategies based on market conditions, including competing deposit products. At September 30, 2000, total interest-bearing deposit accounts were $384.2 million, an increase of $116.1 million, or 43.3%, from December 31, 1999. At December 31, 1999, total interest-bearing accounts were $268.1 million, an increase of $81.0 million, or 43.3%, from December 31, 1998. Interest-bearing demand accounts increased $2.4 million, or 4.8%, from December 31, 1997 to 1998.

        At September 30, 2000, time certificates of deposit in excess of $100,000 totaled $88.5 million, or 17.1% of total outstanding deposits, compared to $68.1 million, or 18.0%, of total outstanding deposits at December 31, 1999, $46.5 million, or 16.4% of total outstanding deposits at December 31, 1998, and $40.6 million, or 15.9%, of total outstanding deposits at December 31, 1997. Humboldt Bancorp has never had brokered deposits. All public-entity time certificates of deposit are from local government agencies located in Humboldt, Trinity and Mendocino Counties.

            The majority of certificates of deposit in denominations of $100,000 or more in the past have tended to mature in less than one year. However, management can give no assurance that this trend will continue in the future.

        The following table sets forth, by time remaining to maturity, all time certificates of deposit accounts outstanding at September 30, 2000.

                                                                         As of
                                                                      September 30,
(dollars in thousands)                                                    2000
                                                                      -------------
Three months or less                                                    $ 77,027
Over three through twelve months                                         153,866
Over one year to three years                                              33,083
Over three years                                                           4,682
                                                                        --------
    Total                                                               $268,658
                                                                        ========

Short-Term Borrowings

        The following table sets forth certain information with respect to Humboldt Bancorp's FHLB short-term borrowings as of December 31, 1997, 1998, and 1999, and September 30, 2000.

                                                                  As of                   As of
(dollars in thousands)                                         December 31,            September 30,
                                                     ------------------------------    -------------
                                                      1997        1998        1999         2000
                                                     ------      ------      ------    -------------
Amount outstanding at end of period                  $1,761      $3,402      $5,316      $11,354
Weighted average interest rate at end of period        6.18%       6.13%       7.21%        6.90%
Maximum amount outstanding at any month-end
    and during the year                              $1,774      $3,461      $5,395      $11,354
Average amount outstanding during the period         $  767      $3,011      $4,658      $ 8,556
Weighted average interest rate during the period       6.19%       6.16%       6.84%        6.88%

Shareholders' Equity

        Shareholders' equity increased $12.9 million or 37.8% during the nine months ended September 30, 2000. Shareholders' equity at September 30, 2000, was $47.0 million compared to $34.1 million at December 31, 1999. Shareholders' equity increased $6.3 million or 22.7% during 1999 compared with $27.8 million at December 31, 1998, which was an increase of $4.2 million or 17.8% compared with the $23.6 million at December 31, 1997.

        The increase in the nine months ended September 30, 2000, reflects net income and comprehensive income of $5.3 million, $0.2 million in exercised stock options, and $7.4 million net proceeds from the issuance of 640,000 shares of common stock in an offering that was completed in March 2000.

Asset-Liability Management and Interest Rate Sensitivity

        The operating income and net income of Humboldt Bancorp depend to a substantial extent on "rate differentials," or the difference between the income Humboldt Bancorp receives from loans, securities and other earning assets, and the interest expense it pays on deposits and other liabilities. Interest income and interest expense are affected by general economic conditions and by competition in the marketplace. Humboldt Bancorp's interest and pricing strategies are driven by its asset-liability management analysis and by local market conditions.

            Humboldt Bancorp seeks to manage its assets and liabilities to generate a stable level of earnings in response to changing interest rates and to manage its interest rate risk. Humboldt Bancorp further strives to serve its communities and customers through deployment of its resources on a corporate-wide basis so that qualified loan demands may be funded wherever necessary in its branch banking system. Asset/liability management involves managing the relationship between interest rate sensitive assets and interest rate sensitive liabilities.

        The interest rate sensitivity of Humboldt Bancorp is measured over time and is based on Humboldt Bancorp's ability to reprice its assets and liabilities. The difference between the amount of assets and liabilities repriced at the same time is referred to as the "gap." This gap represents the risk, or opportunity, in repricing. In addition to the volumes of assets and liabilities repricing, two other factors create interest rate risk; how much each rate type will change by (e.g. money market deposit account rates change less than prime) and how soon it will reprice. Humboldt Bancorp is somewhat asset sensitive and its near term performance could be enhanced by rising rates and negatively affected by falling rates due mainly to the significant amount of earning assets tied to prime rate.

        Interest Rate Risk. The table below shows the potential change in net interest income (NII) if rates change as of September 30, 2000. Humboldt Bancorp's NII tends to increase if rates rise, and tends to decline if rates fall. The cause of this exposure is due to Humboldt Bancorp's concentration of short-term and rate sensitive loans as of September 30, 2000.

            Economic Risk. Humboldt Bancorp also measures the potential change in the net present value of Humboldt Bancorp's net existing assets and liabilities if rates change (the "economic value of equity" or "EVE"). The table below also shows the EVE. The EVE is determined by valuing Humboldt Bancorp assets and liabilities as of September 30, 2000, using a present value cash flow calculation as if Humboldt Bancorp is liquidated. The EVE declines when rates increase because there are more fixed rate assets than liabilities. However, Humboldt Bancorp's NIM earnings would also increase as rates increased (from the interest rate risk) and this benefit would offset the decline in EVE.

                                                  % Change in
                        Change in NII          NII to Shareholder
Change in               (In thousands                Equity
Interest Rates             pre-tax)                 (pre-tax)                % of EVE
--------------          -------------          ------------------            --------
    +2%                        818                    1.70%                   (15.00)%
    +1%                        417                    0.90%                    (7.00)%
    -1%                       (462)                  (1.00)%                    7.00%
    -2%                     (1,128)                  (2.40)%                   15.00%

        The following table sets forth the repricing opportunities for the assets and liabilities of Humboldt Bancorp at September 30, 2000. Assets and liabilities are classified by the earliest possible repricing date or maturity, whichever comes first.

                                                                  Repricing In
                                         -----------------------------------------------------------------
                                                                                       Five
                                           Less       Three        One       Three     Years                    Non-
                                           Than      Through     Through     Through  Through       Over     Interest
                                           Three      Twelve       Three      Five    Fifteen     Fifteen     Bearing
(dollars in thousands)                    Months      Months       Years      Years    Years       Years     And Other    Total
                                         ---------   ---------   ---------   -------  -------     --------   ---------  --------
Assets:
   Net loans                             $ 124,723   $  42,398   $  75,355   $56,671  $61,367     $ 28,654          --  $389,168
   Investment securities                       412       8,357      49,004    13,227   24,829        3,519          --    99,348
   Federal funds sold                       35,395          --          --        --       --           --          --    35,395
   FHLB and trust preferred stock               --          --          --        --       --           --       1,073     1,073
   Interest-bearing deposits
     with banks                                 45          99          --        --       --           --          --       144
   Non-interest earning assets                  --          --          --        --       --           --      67,097    67,097
                                         ---------   ---------   ---------   -------  -------     --------   ---------  --------
Total assets                             $ 160,575   $  50,854   $ 124,359   $69,898  $86,196     $ 32,173   $  68,170  $592,225
                                         =========   =========   =========   =======  =======     ========   =========  ========
Liabilities:
   Non-interest-bearing deposits         $      --   $      --   $      --   $    --  $    --     $     --   $ 132,724  $132,724
   Interest-bearing deposits               192,570     153,866      33,083     4,682       --           --          --   384,201

                                                                  Repricing In
                                         -----------------------------------------------------------------
                                                                                       Five
                                           Less       Three        One       Three     Years                    Non-
                                           Than      Through     Through     Through  Through       Over     Interest
                                           Three      Twelve       Three      Five    Fifteen     Fifteen     Bearing
(dollars in thousands)                    Months      Months       Years      Years    Years       Years     And Other    Total
                                         ---------   ---------   ---------   -------  -------     --------   ---------  --------
   Borrowings                                3,024       5,172         217     8,251       --           --          --    16,664
   Other liabilities                            --          --          --        --       --           --      11,651    11,651
Stockholders' equity                            --          --          --        --       --           --      46,985    46,985
                                         ---------   ---------   ---------   -------  -------     --------   ---------  --------
Total liabilities and stockholders'
   equity                                $ 195,594   $ 159,038   $  33,300   $12,933  $    --     $     --   $ 191,360  $592,225
                                         =========   =========   =========   =======  =======     ========   =========  ========
Interest rate sensitivity gap            $ (35,019)  $(108,184)  $  91,059   $56,965  $86,196     $ 32,173   $(123,190)
Cumulative interest rate sensitivity
   gap                                   $ (35,019)  $(143,203)  $ (52,144)  $ 4,821  $91,017     $123,190   $     --

        Although the gap position is negative during the first twelve months after September 30, 2000, management believes that Humboldt Bancorp is somewhat asset sensitive based on Humboldt Bancorp's interest rate simulation model and has a reasonable interest rate risk. The net interest margin should increase slightly when rates increase and shrink somewhat when rates fall. This is because this interest rate risk is driven by concentration of rate sensitive variable rate and short-term commercial loans, one of Humboldt Bancorp's major business lines. Humboldt Bancorp does have a significant amount of fixed rate loans to offset the impact from repricing of short-term loans. However, there can be no assurance that fluctuations in interest rates will not have a material adverse impact on Humboldt Bancorp.

        Historically, Humboldt Bancorp's asset rates change more quickly than deposit rates, and management feels Humboldt Bancorp's asset yields will change more than cost of funds when rates change.

Liquidity

        Humboldt Bancorp's liquidity is primarily a reflection of Humboldt Bancorp's ability to acquire funds to meet loan demand and deposit withdrawals and to service other liabilities as they come due. Humboldt Bancorp has adopted policies to maintain a relatively liquid position to enable it to respond to changes in the financial environment and ensure sufficient funds are available to meet those needs. Generally, Humboldt Bancorp's major sources of liquidity are customer deposits, sales and maturities of investment securities, the use of federal funds markets, and net cash provided by operating activities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions and other factors, are not. Liquid asset balances include cash, amounts due from other banks, federal funds sold, and securities available-for-sale. To augment liquidity, Humboldt Bancorp has a Federal Funds borrowing arrangement with two correspondent banks totaling $11.0 million.

        Additionally, Humboldt Bancorp is a member of the Federal Home Loan Bank, and through its membership has the ability to pledge qualifying collateral for short term (up to six months) and long-term (up to five years) borrowings. Management may use this facility to fund loan advances by pledging single-family residential mortgages , commercial real estate loans or investment securities as qualifying collateral.

            The following table sets forth certain information with respect to Humboldt Bancorp's liquidity as of December 31, 1997, 1998 and 1999 and September 30, 2000.

(dollars in thousands)                   December 31,                September 30,
                              -----------------------------------    -------------
                                1997         1998          1999          2000
                              --------      -------      --------    -------------
Cash and due from banks       $ 21,442      $28,626      $ 31,339      $ 29,088
Federal funds sold               3,520        2,250        21,375        35,395
Interest earning deposits        3,020        3,020            20           144

(dollars in thousands)                   December 31,                September 30,
                              -----------------------------------    -------------
                                1997         1998          1999          2000
                              --------      -------      --------    -------------
Unpledged securities            80,180       57,994        87,742        76,148
                              --------      -------      --------      ---------
    Total liquid assets       $108,162      $91,890      $140,476      $140,775
                              ========      =======      ========      ========
Liquid ratios(1)
  Liquid assets to:
       Ending assets              38.1%        28.7%         33.2%         23.8%
       Ending deposits(2)         42.4%        32.4%         37.1%         27.2%

(1) Liquid assets include cash and due from banks, federal funds sold, interest-bearing deposits and market value of available-for-sale securities less book value of pledged securities.

(2)     Less pledged public deposits.

        The liquidity ratios reflect merchant reserves held primarily in non-interest bearing accounts to fund charge-backs to Humboldt Bank's Merchant Bankcard Department's merchants and the pledging of investments for selected deposits and current VISA and MasterCard pledging requirements.

        The decrease in liquidity at September 30, 2000, compared to December 31, 1999, is mainly attributable to the acquisition of Capitol Thrift and Loan in April 2000. The increase during 1999 is primarily attributable to deposits acquired from the CalFed branch purchase acquisitions. The decrease in liquidity at December 31, 1998, compared to December 31, 1997, is mainly attributable to the pledging of investments for selected deposits and current Visa and MasterCard pledging requirements.

        The analysis of liquidity also includes a review of the changes that appear in the consolidated statements of cash flows for the nine months ended September 30, 2000. The statement of cash flows includes operating, investing and financing categories. Operating activities include net income of $5.0 million, which is adjusted for non-cash items and increases or decreases in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of investments, the impact of net growth in loans and the acquisition of Capitol Thrift and Loan. Financing activities present the cash flows associated with deposit accounts, changes in borrowed funds and common stock transactions.

        Part of Humboldt Bancorp's normal lending activity involves making commitments to extend credit. One risk associated with the loan commitments is the demand on Humboldt Bancorp's liquidity that would result if a significant portion of the commitments were unexpectedly funded at one time. Humboldt Bancorp assesses the likelihood of projected funding requirements by reviewing historical patterns, current and forecasted economic conditions and individual client funding needs. At September 30, 2000 and December 31, 1999, 1998 and 1997, Humboldt Bancorp had $103.8 million , $75.5 million, $59.7 million and $47.2 million, respectively, in undisbursed commitments. Further, management maintains unpledged securities that are available to secure additional borrowings in the form of reverse repurchase agreements or FHLB advances. At September 30, 2000, Humboldt Bancorp had approximately $76.1 million in unpledged securities. Management believes that this provides Humboldt Bancorp with the necessary liquid assets to satisfy funding requirements in the unlikely event of substantially higher than projected customer funding requirements.

Trust Preferred Securities

        During March 2000, Humboldt Bancorp formed a Delaware business trust for the purpose of issuing $5.3 million of 10.875% junior subordinated debt securities commonly referred to as trust preferred securities. Trust preferred securities are a hybrid form of a security which is considered debt, with interest paid deductible for income tax purposes, but is considered Tier 1 capital for bank regulatory purposes. The trust preferred securities were issued to institutional investors. The junior subordinated debt securities underlying trust preferred securities are due in the year 2030, and interest is paid semi-annually. Beginning in March 2010 and thereafter, we may redeem the trust preferred securities based on a declining premium of the stated value of the trust preferred securities. The trust preferred securities are guaranteed by Humboldt Bancorp. Proceeds from the trust preferred securities were used to strengthen the capital structure of Humboldt Bancorp and to acquire Capitol Thrift and Loan.

Common Stock Offering

        On March 29, 2000, Humboldt Bancorp completed a public offering of 640,000 shares of its common stock at $12.50 per share, providing gross proceeds of $8.0 million before offering expenses of approximately $519,000. Proceeds from the offering were used to enhance the capital structure of Humboldt Bancorp and the acquisition of Capitol Thrift and Loan.

Humboldt Bank Plaza

        On June 30, 1998, Humboldt Bank purchased from an unaffiliated party a 90,000 square foot building and approximately 29 acres of property located at 2440 Sixth Street, Eureka, California 95501. The property was purchased as a site for the current Humboldt Bank Plaza at a cost of approximately $2.9 million. Humboldt Bancorp began occupying the building in November 2000.

        Further, 20,090 square feet of the Plaza has been renovated at a cost of $1.2 million and has been leased for ten years to the District Attorney's Family Support Division, a Humboldt County agency. During the initial year of the lease to the agency, monthly lease income will be $27,122.

Capital Resources

        The Federal Reserve Board and the Federal Deposit Insurance Corporation have established minimum requirements for capital adequacy for bank holding companies and nonmember banks. The requirements address both risk-based capital and leveraged capital. The regulatory agencies may establish higher minimum requirements if, for example, a corporation has previously received special attention or has a high susceptibility to interest rate risk.

        The following reflects Humboldt Bancorp's various capital ratios at September 30, 2000 and December 31, 1999, as compared to regulatory minimums:

                                                                               Minimum
                                                           September 30,       Capital
                                     December 31, 1999         2000          Requirement
                                     -----------------     -------------     -----------
Tier 1 capital                              10.90%             10.56%            4.0%
Total risk-based capital                    12.07%             11.81%            8.0%
Leverage ratio                               7.50%              8.58%            4.0%

            In connection with the formation of Capitol Valley Bank, and in connection with the acquisition of Capitol Thrift and Loan, Humboldt Bank, Capitol Valley Bank and Capitol Thrift and Loan are required to maintain certain leverage ratios. See "Business of Humboldt Bancorp - Capital Adequacy Guidelines."

Effects of Inflation

        Assets and liabilities of financial institutions are principally monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have a potentially significant effect on Humboldt Bancorp's net interest income. Humboldt Bancorp attempts to limit inflation's impact on rates and net income margins through a continuing asset/liability management program.

Impact of Recent Accounting Pronouncements

        In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 137, issued June 1999, defers the required effective date of SFAS No. 133 to all fiscal quarters of fiscal years beginning after June 15, 2000.

        In June 2000, the FASB issued SFAS No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities." SFAS No. 138 is an amendment to SFAS No. 133 that is intended to add comprehensive guidance on accounting for derivatives and hedging activities. The effective date for an entity that has not adopted SFAS No. 133 before June 15, 2000, is concurrent with the adoption of SFAS No. 133 or no later than January 1, 2001. The adoption of SFAS Nos. 133 and 138 are not expected to have a material impact on the financial statements of Humboldt Bancorp.

        In April 2000, the FASB issued FASB Interpretation No. (FIN) 44, "Accounting for Certain Transactions involving Stock Compensation: an Interpretation of APB Opinion No. 25." This seeks to interpret the application of APB 25, especially in relation to modifications to the terms of stock awards and the scope of APB 25. When FIN 44 affects awards and modifications made after December 15, 1998, but before July 1, 2000, the effect of applying FIN 44 should only be recognized on a prospective basis. No additional compensation cost measured on the initial application of FIN 44 that is attributable to periods prior to July 1, 2000, should be recognized and, therefore, no adjustments should be made to financial statements for periods prior to July 1, 2000. Adoption of FIN 44 is not expected to have a material impact on the financial statements of Humboldt Bancorp.

                          BUSINESS OF HUMBOLDT BANCORP

Introduction

        Humboldt Bancorp is a multi-bank holding company with two bank subsidiaries, Humboldt Bank and Capitol Valley Bank, and a thrift subsidiary, Capitol Thrift and Loan. In addition, Humboldt Bancorp owns a 50% interest in Bancorp Financial Services, a leasing corporation. Reference to Humboldt Bancorp, Humboldt Bank, Capitol Valley Bank and Capitol Thrift and Loan in this section is reference to just Humboldt Bancorp, Humboldt Bank, Capitol Valley Bank and Capitol Thrift and Loan, respectively.

        Humboldt Bancorp was incorporated under the laws of the state of California on January 23, 1995. Humboldt Bancorp initially was organized for the purpose of becoming the holding company for Humboldt Bank. On January 2, 1996, the plan of reorganization was effected and shares of Humboldt Bancorp common stock were issued to the shareholders of Humboldt Bank in exchange for their Humboldt Bank common stock. Humboldt Bank was incorporated as a California state-licensed bank on March 13, 1989, and began its operations in the Eureka/Humboldt area of California on September 13, 1989. Capitol Valley Bank was incorporated on December 17, 1998, and began its operations as a California state-chartered bank in Roseville, California on March 3, 1999. Capitol Thrift and Loan is a California industrial loan corporation that was acquired on April 7, 2000.

        In addition to its main branch located in Eureka, California, Humboldt Bank has nine branches located in Humboldt, Trinity and Mendocino counties. Capitol Valley Bank has one main branch office located in Roseville,

California, 20 miles from downtown Sacramento. Capitol Thrift and Loan has nine branches located in Northern, Central and Southern California and focuses primarily on consumer mortgage and commercial real estate lending. Bancorp Financial Services, a California corporation, is jointly owned by Humboldt Bancorp and Tehama Bancorp and makes automobile loans to consumers and commercial equipment leases of less than $100,000 to small businesses. Bancorp Financial Services markets its automobile products primarily in California but its equipment lease products are marketed nationally.

        As of September 30, 2000, Humboldt Bancorp had total assets of $592.2 million, total deposits of $516.9 million, and shareholders' equity of $47.0 million. Humboldt Bancorp's net income for the nine months ended September 30, 2000, and the year ended December 31, 1999, was $5.0 million and $4.6 million, respectively, which was Humboldt Bancorp's ninth consecutive year of increased net income. For the nine months ended September 30, 2000, and year ended December 31, 1999, Humboldt Bancorp's return on average assets was 1.29% and 1.27%, respectively, and return on average equity was 15.98% and 15.10%, respectively. Since the year ended December 31, 1995, Humboldt Bancorp has increased annual earnings by an average of 20.3% per year and maintained return on average assets in excess of 1.22%. During the same period, Humboldt Bancorp has achieved a return on average equity greater than 14.5% in each year while maintaining high asset quality.

        From its origins as a one-branch bank in Eureka, California, Humboldt Bancorp has grown primarily through acquiring branches, opening new branches, organizing Capitol Valley Bank, acquiring Capitol Thrift and Loan, and expansion of new business lines. Humboldt Bank opened its first office in 1989 in Eureka, California, and acquired its next branch in 1991 in Fortuna, California. Humboldt Bank then acquired five of its branches from U.S. Bank: Arcata and McKinleyville in 1993 and Loleta, Weaverville and Willow Creek in 1995. In 1997, Humboldt Bancorp acquired the Garberville branch from First Nationwide Bank. In August 1999, Humboldt Bank completed the acquisition of two branches of CalFed located in Eureka and Ukiah. Management believes the branch acquisitions have strengthened Humboldt Bank's market position by increasing our presence in our primary region of Humboldt and Trinity counties. Humboldt Bancorp plans to open two new branches in Eureka, Henderson Center and Eureka High School in the last quarter of 2000.

        In order to strengthen its market position in Capitol Valley Bank's market area of Roseville, California, in September 1999, Humboldt Bancorp acquired the stock and services of the key executives of Silverado Merger Corporation, which was Silverado Bank, a bank in organization in Roseville, California. Silverado was in the process of raising the necessary capital to open as a commercial banking institution.

        Management of Humboldt Bancorp has historically searched for and developed non-traditional business lines for the company. An example of this is Humboldt Bancorp's 50% joint venture, Bancorp Financial Services, formed in 1996. In addition to making automobile loans and commercial equipment leases, Bancorp Financial Services acquires leases and contracts, which are then packaged as asset-backed securities for placement in the public securities market. Another example is Humboldt Bank's merchant bankcard services business line. These services involve collecting funds for, and crediting the accounts of, merchants for sales of merchandise and services to credit card customers. This department, including ATM activities, has grown significantly since 1993, is now staffed by 107 employees, and had total revenue of $15.8 million for the nine-month period ended September 30, 2000.

        In April 2000 Humboldt Bancorp acquired Capitol Thrift and Loan, an industrial loan corporation with branch locations in Napa, Covina, Fresno, Lancaster, Lodi, Riverside, Roseville, Sacramento and San Diego, California. Capitol Thrift and Loan focuses primarily on consumer mortgage and commercial real estate lending.

Lending Activities

        Humboldt Bancorp concentrates its lending activities in real estate, commercial, lease financing, credit card and consumer loans, made almost exclusively to individuals and businesses primarily in Northern California.


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
Humboldt Bancorp has no foreign loans. The net loan and lease portfolio as of September 30, 2000, and December 31, 1999, totaled $383.0 million and $225.1 million, respectively, which represented 73.7% and 59.5%, respectively, of total deposits and 64.7% and 53.1%, respectively, of total assets. Humboldt Bancorp also generates fee income by servicing mortgage loans. See "Loan Servicing" below.

        Real Estate Loans and Real Estate Banking Operations

        Real Estate - Construction

        Humboldt Bancorp makes loans to finance the construction of residential and commercial properties and to finance land acquisition and development. At September 30, 2000, and December 31, 1999, Humboldt Bancorp had outstanding real estate-secured construction loans totaling $29.7 and $22.1 million, respectively, representing 7.8% and 9.8%, respectively of Humboldt Bancorp's net loan portfolio. The large increase is a result of increased loan activity at Capitol Valley Bank.

        Humboldt Bancorp's owner-occupied single-family construction loans typically have a maturity of up to nine months and are secured by deeds of trust and usually do not exceed 80% of the appraised value of the home to be built.

        Loans to developers for the purpose of acquiring unimproved land and developing such land into one-to-four improved residential lots typically have a maturity of 12 to 24 months, have a floating rate tied to the prime rate, usually do not exceed 75% of the appraised value, are secured by a first deed of trust and require the borrower or its principals to personally guarantee repayment of the loan. To also reduce the risks inherent in construction lending, Humboldt Bancorp limits the number of properties that can be constructed on a "speculative" or unsold basis by a builder at any one time to two to four houses.

        Commercial construction loans are underwritten using the actual or estimated cash flow the secured real property would provide to an investor in the event of a default by the borrower. A debt coverage ratio of 1.25:1 and a maximum loan to value of 70% are required in most cases.

        Real Estate - Owner-Occupied, Single-Family Residential

        Humboldt Bancorp also originates owner-occupied, single-family, residential real estate loans in its market area. At September 30, 2000 and December 31, 1999, Humboldt Bancorp had outstanding owner-occupied, single-family, residential real estate loans totaling $59.1 and $45.2 million, respectively. Humboldt Bancorp originates fixed-rate mortgage loans and adjustable-rate residential mortgage loans. Fixed-rate mortgages are at competitive rates and adjustable-rate loans currently offered by Humboldt Bancorp have interest rates which adjust every one, three or five years from the closing date of the loan or on an annual basis commencing after an initial fixed-rate period of one, three or five years in accordance with a designated index, plus a stipulated margin. Humboldt Bancorp originates residential mortgage loans with loan-to-value ratios of up to 95%. On any mortgage loan exceeding an 80% loan-to-value ratio at the time of origination, however, Humboldt Bancorp requires private mortgage insurance in an amount intended to reduce Humboldt Bancorp's exposure to 80% of the appraised value of the underlying collateral. Also, at September 30, 2000, and December 31, 1999, Humboldt Bancorp had approximately $17.4 and $15.7 million, respectively, in home equity line of credit loans, representing approximately 4.6% and 6.9%, respectively, of its gross loan portfolio. Humboldt Bancorp's home equity lines of credit have adjustable interest rates tied to the prime interest rate plus a margin.

        Generally, Humboldt Bancorp sells its owner-occupied, single-family, residential fixed-rate loans to institutional investors in the secondary market, but retains the servicing of such loans. There were, however, no real estate loans pending sale at September 30, 2000.

        Real Estate - Commercial and Agricultural


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

        In order to enhance the yield on and decrease the average term to maturity of its assets, Humboldt Bancorp originates permanent loans secured by commercial real estate. Humboldt Bancorp's commercial real estate loan portfolio includes loans secured by small apartment buildings, strip shopping centers, small office buildings, farms and other business properties, generally located within Humboldt Bancorp's primary market area. Real estate commercial and agricultural loans are secured by both commercial and single-family property. At September 30, 2000 and December 31, 1999, Humboldt Bancorp had outstanding real estate secured commercial and agricultural loans totaling $219.4 million and $99.1 million, respectively. Real Estate secured by commercial and real estate loans increased primarily due to the acquisition of Capitol Thrift and Loan.

        Business Loans

        Humboldt Bancorp's commercial loans consist of: (i) loans secured by commercial real estate, and (ii) business loans which are not secured by real estate or, if secured by real estate, the principal source of repayment is expected to be business income. For a discussion of Humboldt Bancorp's loans secured by commercial real estate lending see " -- Real Estate - Commercial and Agricultural." Business loans include revolving lines of credit, working capital loans, equipment financing, letters of credit and inventory financing. At September 30, 2000 and at December 31, 1999 and 1998, Humboldt Bancorp had business loans totaling $41.5 million, $39.3 million, and $34.0 million representing 10.8%, 17.5% and 18.3%, respectively, of Humboldt Bancorp's net loan portfolio.

        Typically, business loans are floating rate obligations and are made for terms of five years or less, depending on the purpose of the loan and the collateral. No single business customer accounted for more than 3.0% of total gross loans at September 30, 2000.

        Lease Financing Loans

        Humboldt Bancorp makes lease financing loans to finance credit card swipe machines and other small ticket leases. The dollar amount of each lease usually ranges from under $2,000 to $5,000 and the term is approximately three to five years. At September 30, 2000 and December 31, 1999 and 1998, Humboldt Bancorp had outstanding lease financing loans totaling $13.0, $17.2 and $9.9 million, respectively, representing 3.4%, 7.6% and 5.3%, respectively, of Humboldt Bancorp's net loan portfolio.

        Credit Card and Related Service

        Humboldt Bank offers credit card accounts through its participation as a principal member of Visa. Management believes that providing credit card services to its customers helps Humboldt Bank remain competitive by offering an additional service. Currently Humboldt Bank does not actively solicit credit card business beyond its customer base and market area. At September 30, 2000 and December 31, 1999 and 1998, credit card loans totaled $3.0 million, $3.5 million and $5.7 million, or 0.8%, 1.5% and 3.1%, respectively of Humboldt Bancorp's net loan portfolio.

        Consumer Loans

        The consumer loans originated by Humboldt Bancorp include automobile loans and miscellaneous other consumer loans, including unsecured loans. Consumer lending affords Humboldt Bancorp the opportunity to earn yields higher than those obtainable on single-family residential lending. At September 30, 2000, and December 31, 1999 and 1998, consumer loans totaled $2.3 million, $1.9 million and $2.1 million, or 0.6%, 0.9% and 1.1%, respectively, of Humboldt Bancorp's net loan portfolio.

        Other Loans

        At SEPTEMBER 30, 2000 and December 31, 1998 and 1999, Humboldt Bancorp had outstanding other loans totaling $4.4 million, $1.2 million and $2.1 million. These loans consist mainly of overdrafts of less than 30 days' duration and state and political loans.

        Loan Servicing

        Humboldt Bancorp sells the majority of its mortgage loans and most of the Small Business Administration loans that it originates to institutional investors. However, it retains the servicing on these loans in order to generate ongoing revenues. Humboldt Bancorp's servicing portfolio, in which it has sold ownership but retains the servicing, was $174.8 million, $163.7 million and $144.5 million at SEPTEMBER 30, 2000, and December 31, 1999 and 1998, respectively.

Merchant Bankcard

        In 1993, Humboldt Bank established a merchant draft processing operation ("Merchant Bankcard"). Since that time, the operation has grown steadily both in volume and scope of activities. In general, Merchant Bankcard services involve collecting funds for, and crediting the accounts of, merchants for sales of merchandise and services to credit and debit card customers. The Merchant Bankcard Department specializes in providing processing for first time merchants and small-to medium-sized merchants in the retail, telephone, mail order and Internet commerce industries.

        While these merchants vary in size, a typical merchant customer generates approximately $40,000 in annual credit card charge volume. Humboldt Bank believes that there is a market for providing Merchant Bankcard services to these merchants, who are often overlooked by larger banks. For the nine months ended September 30, 2000, no one merchant accounted for more than 2.2% of Merchant Bankcard's total gross processing volume. At SEPTEMBER 30, 2000, the Merchant Bankcard Department provided processing services to approximately 67,486 merchants.

        The transaction processing industry provides merchants with credit and debit card processing services. The industry has grown rapidly in recent years as a result of wider merchant acceptance and rapid technological advances within the bankcard industry.

        Humboldt Bank markets its Merchant Bankcard services through independent service and marketing organizations ("ISOs"). In most cases, the ISOs solicit merchant accounts and perform the service and collection function, while Humboldt Bank provides the accounting and credit function. For these functions, Humboldt Bank receives an average processing fee of approximately 0.15%. As of SEPTEMBER 30, 2000, the three ISOs engaged by Humboldt Bank, as described above, represented 59,687 merchant accounts. Further, those three ISOs represented $1,928 million of total Merchant Bankcard gross processing volume for the nine months ended SEPTEMBER 30, 2000. These three contracts expire in 2000, 2002, and 2004. During the fourth quarter of 1999, two additional ISOs signed contracts for this service with Humboldt Bank.

        In 1997, Humboldt Bank began an additional unit within the Merchant Bankcard Department where all servicing aspects of the relationship with the merchant are performed by Humboldt Bank, although Humboldt Bank still relies on independent sales organizations for solicitation of merchants. Humboldt Bank categorizes these types of accounts as proprietary accounts ("Proprietary"). For these additional services, Humboldt Bank is able to retain more income from the service and processing fees paid than when an ISO is involved. For example, Humboldt Bank receives a service fee of approximately 4% of the gross processing volume. For the nine months ended SEPTEMBER 30, 2000, Proprietary accounts represented $309.4 million of total Merchant Bankcard gross volume and 7,799 merchant accounts at period end. The Proprietary accounts segment of Humboldt Bank's merchant processing portfolio is growing much more rapidly than the ISO segment. For example, for the NINE months ended September 30, 2000, net revenues for the Proprietary account segment have grown 115.2% relative to the same


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
time period in 1999, while net revenues for the ISO segment have decreased 5.5% relative to the same time period in 1999.

        Humboldt Bancorp intends to continue to expand the Proprietary account segment of its business. The rapid acceptance of the Internet as a method to transact commerce has led to an increase in the number of smaller Internet-based merchants. Humboldt Bank believes its processing services are well suited to these lower volume merchants. Further, Humboldt Bank has entered into several key relationships with web site providers and gateway services that cater to business services for merchants for the purpose of advertising Humboldt Bank's merchant bankcard services. In addition, Humboldt accepts applications for merchant processing services at its Merchant Bankcard web site, www.merchant.humboldtbank.com.

        Many of the merchants processing through the Merchant Bankcard Department accept consumers' credit card numbers over the telephone. There are no signed drafts and the entire process is handled electronically. Since consumers find these transactions easier to dispute than transactions involving signed drafts, the charge-back rates for services provided over the telephone and through the Internet are generally higher. Further, because most of the merchants are located outside the Humboldt-Eureka, California area, they require more Humboldt Bank personnel to follow and monitor their accounts. Humboldt Bank views its risk management and fraud avoidance practices as integral to its operations and overall success because of Humboldt Bank's potential liability for merchant fraud, charge backs and other losses. While the first time and small to medium sized merchants may be potentially lucrative to Humboldt Bank, these accounts are perceived high risk because of lack of business experience and higher monitoring costs. For ISO accounts, risk is mitigated by requiring merchant reserves and by ISO reserves and guarantees. Reserves are demand deposit or "checking" account balances with minimum required balances established by withholding a percentage of process volume. For the Proprietary account segment, risk management and fraud control occur initially at the application stage when merchant applications are reviewed against certain criteria to determine acceptance or denial. Furthermore, Humboldt Bank addresses these risks by actively monitoring all merchants on a daily basis, employing an aggressive fraud control team, requiring personal guarantees for nearly all merchants and holding reserve deposits for certain merchants. These deposits which totaled $53.5 million were comprised of $48.1 million in non-interest bearing deposits and $5.4 million in interest-bearing deposits at SEPTEMBER 30, 2000.

        In the event a consumer is dissatisfied with the merchandise or service, in general, a merchant must accept a charge-back for a period of 120 days. The merchant's checking account is debited with the charge-back if sufficient funds exist; otherwise, the merchant's reserve funds are debited. If a merchant's reserves are insufficient to fund the charge-back and an ISO is involved, Humboldt Bank looks to the applicable and available guarantee, if any, of the ISO. If the merchant's reserve is exhausted and either (i) an ISO is involved but no guarantee is applicable or available, or (ii) no ISO is involved, Humboldt Bank uses its internal reserves to fund the charge-back.

        A summary of the Merchant Bankcard Department's merchant bankcard activities for the nine months ended September 30, 2000, and the years ended December 31, 1997, 1998 and 1999, is set forth below:

                                                                          Nine Months
                                                                             Ended
(dollars in thousands)               Year Ended December 31,             September 30,
                             ----------------------------------------    -------------
                                1997           1998           1999           2000
                             ----------     ----------     ----------    -------------
Number of accounts:
   ISO                           32,694         59,595         62,646         59,687
   Proprietary                      412          2,754          5,641          7,799
                             ----------     ----------     ----------     ----------
    Total                        33,106         62,349         68,287         67,486
                             ==========     ==========     ==========     ==========
Gross Processing Volume:
   ISO                       $1,419,355     $2,100,500     $2,695,037     $1,928,435
   Proprietary                    8,645         71,500        215,780        309,440
                             ----------     ----------     ----------     ----------
    Total                    $1,428,000     $2,172,000     $2,910,817     $2,237,875
                             ==========     ==========     ==========     ==========
Net Processing Revenue:
   ISO                       $    3,229     $    3,026     $    3,768     $    2,475
   Proprietary                        9            178          2,739          3,955
                             ----------     ----------     ----------     ----------
    Total                    $    3,238     $    3,204     $    6,507     $    6,430
                             ==========     ==========     ==========     ==========

            A summary of the Merchant Bankcard Department's merchant demand deposit account balances at September 30, 2000, and the years ended December 31, 1997, 1998 AND 1999, is set forth below:

                                                               Nine Months
                                                                  Ended
(dollars in thousands)       Year Ended December 31,          September 30,
                         --------------------------------     -------------
                          1997        1998        1999            2000
                         -------     -------     -------      -------------
Merchant's Reserves:
   ISO                   $32,957     $45,088     $47,587         $41,141
   Proprietary                82       1,881       6,566          10,002
                         -------     -------     -------         -------
    Total                $33,039     $46,969     $54,153         $51,143
                         =======     =======     =======         =======

        A summary of the Merchant Bankcard Department's losses for the nine months ended September 30, 2000, and for the years ended December 31, 1997, 1998 and 1999 in connection with merchant bankcard services involving an ISO, and for losses in connection with its own merchant bankcard services when an ISO was not involved, is set forth below:

                                                               Nine Months
                                                                  Ended
                            Years Ended December 31,          September 30,
                       ----------------------------------     -------------
                         1997         1998         1999            2000
                       --------     --------     --------     -------------
ISO Servicing Loss     $ 14,682     $     --     $     --        $ 7,500
Proprietary Loss       $     --     $ 17,829     $127,049        $36,440

        Merchant bankcard processing services are highly regulated by credit card associations such as VISA. In order to participate in the credit card programs, Humboldt Bank must comply with the credit card association's rules and regulations, which may change from time to time. In November 1999, VISA adopted rule changes that required staged-in compliance by March 31, 2001. To become compliant, Humboldt Bank would have had to restrict processing volume because its overall chargeback percentage was in excess of what the new rules would have allowed. As a result of these regulations, Humboldt Bank merchant bankcard income would have been reduced. In

October 2000, VISA adopted a revised set of rules that are less restrictive than the November 1999 rules and with which Humboldt Bank is in full compliance. Humboldt Bank expects to continue to be in compliance with the October 2000 regulations going forward and does not anticipate any reduction of merchant bankcard income as a result of VISA's adoption of new rules.

ATM Funding

        In 1996, Humboldt Bank began its automated teller machine ("ATM") funding activities by sponsoring several non-bank companies that place and service ATMs in various public places such as restaurants, stores, and gas stations. ATM networks such as Star, Plus and Cirrus require a placement company to be sponsored by a chartered financial institution. Humboldt Bank sponsors these companies and provides cash for their ATMs. Humboldt Bank contracts with bonded money carriers and correspondent vault centers throughout the nation to provide a ready amount of cash when these placement companies so require. Humboldt Bank earns a fee for each sponsored transaction and a fee for the cash advanced.


Capitol Valley Bank

        In March 1999, Humboldt Bancorp contributed capital, totaling $4.5 million, to form Capitol Valley Bank and an additional infusion of capital in the amount of $1.2 million was made in July 2000. Capitol Valley Bank is located in Roseville, California, and opened for business March 3, 1999. Humboldt Bancorp believes that the Sacramento-Roseville, California market represents an attractive location for a community bank. The Sacramento-Roseville region's infrastructure contains a major airport, deep-water port, transcontinental railroad and an interstate freeway system. Roseville is located approximately 20 miles northeast of downtown Sacramento. The city of Roseville is an important link along the Interstate 80 corridor linking Sacramento and Auburn, California and Reno, Nevada. Capitol Valley Bank will focus primarily on products and services for individuals, professionals and small to middle-size businesses.

        In September 1999, Humboldt Bancorp entered into an agreement to acquire, for 49,502 shares of Humboldt Bancorp common stock and warrants to purchase up to 99,000 shares of Humboldt Bancorp common stock at $10.91 per share, all of the outstanding shares of Silverado Merger Corporation, which was Silverado Bank, a bank in organization, which had yet to raise the necessary capital to open as a commercial banking institution. As part of the acquisition, Capitol Valley Bank hired Silverado Merger Corporation's president and entered into non-competition agreements with the shareholders of Silverado Merger Corporation prohibiting them from participating in any financial institution within 30 miles of Capitol Valley Bank until December 31, 2002. In addition, Capitol Valley Bank's board was expanded to include three new directors, consisting of some of the prior directors of Silverado Merger Corporation. Finally, as part of the acquisition agreement, some shareholders and supporters of Silverado Merger Corporation purchased $1.6 million of Humboldt Bancorp's restricted common stock at $12.00 per share pursuant to a private placement.

        Silverado Merger Corporation had no operations. Therefore, Silverado Merger Corporation's financial statements are immaterial. Humboldt Bancorp acquired Silverado Merger Corporation to expand Capitol Valley Bank's presence in the Sacramento-Roseville, California area through business associates and contacts of the former directors and organizers of Silverado Merger Corporation.

        As of September 30, 2000, Capitol Valley Bank had total assets of $62.0 million, total loans of $40.7 million, and total deposits of $57.1 million.

Bancorp Financial Services

        During 1996, Humboldt Bank entered into a joint venture with Tehama Bank to organize and share equally in a subsidiary leasing company, Bancorp Financial Services. Bancorp Financial Services was organized as a California corporation on November 25, 1996, and Humboldt Bank and Tehama Bank each contributed $2.0 million towards its capitalization as of January 2, 1997. Subsequently during 1998, Humboldt Bank and Tehama Bank each contributed their interests in Bancorp Financial Services to their respective holding companies, Humboldt Bancorp and Tehama Bancorp. In March 2000, both Humboldt Bancorp and Tehama Bancorp made an infusion of capital in Bancorp Financial Services of $999,750 each. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases of generally less than $100,000 to small businesses.

        During November and December 2000, Bancorp Financial Services experienced a cash shortage due to a decline and uncertainty in the securitization market. As a result, Humboldt Bancorp made a loan guarantee of $7.0 million to Bancorp Financial Services' primary commercial bank lender which was released on December 28, 2000. Also Humboldt Bancorp committed to purchase $4.0 million in subordinated debentures of Bancorp Financial Services. Humboldt Bancorp and Tehama Bancorp intend to sell all or substantially all of their interests in Bancorp Financial Services.

        In addition to making leases and loans, Bancorp Financial Services buys and services commercial equipment lease contracts throughout the United States directly from lessors, brokers, finance companies, banks and thrifts nationwide. Bancorp Financial Services also buys and services consumer automobile contracts primarily in Northern California. While it maintains its own portfolio of contracts, the majority of acquired leases are sold to its wholly-owned subsidiary, BFS Funding Corporation, which packages the leases as asset-backed securities for placement in the public market on a non-recourse and partial recourse basis. Bancorp Financial Services retains the servicing and management of all leases it acquires regardless of their subsequent sale. Likewise, Bancorp Financial Services acquires consumer automobile contracts from dealers throughout Northern California and similarly repackages and sells the payment streams to institutional investors in the financial marketplace while retaining the servicing. In addition to service fees, Bancorp Financial Services generates income through spreads on its lease portfolio, loan portfolio, gains on sales, and ongoing fees and charges.

        Previously, Humboldt Bank purchased leases from Bancorp Financial Services. In order to avoid any related party investments, it is not anticipated that Humboldt Bank will acquire leases from Bancorp Financial Services in the future. In addition, Humboldt Bank has in the past extended credit to Bancorp Financial Services. See "Certain Relationships and Related Transactions."

        The Bancorp Financial Services board of directors consists of seven members including Bancorp Financial Services' Chief Executive Officer, Kevin D. Cochrane, and two three-member groups each representing Humboldt Bancorp and Tehama Bancorp. Humboldt Bancorp has elected Theodore S. Mason, Lawrence Francesconi and Gary L. Evans to the board of directors of Bancorp Financial Services.

        Humboldt Bancorp accounts for its investment in Bancorp Financial Services using the equity method. For the nine months ended September 30, 2000, and the years ended December 31, 1999 and 1998, Humboldt Bancorp recognized revenue of $372,000, $450,000 and $259,000, respectively. Assuming consummation of the merger, Humboldt Bancorp will account for Bancorp Financial Services on a consolidated basis.

        The Federal Reserve Board, FDIC and other financial institution regulatory agencies have proposed to amend their capital adequacy standards for bank holding companies and other financial institutions concerning the treatment of residual interests. Residual interests are defined as those on balance sheet assets that represent interests in transferred financial assets retained by a seller after transfer of the financial assets. For example, Bancorp Financial Services makes leases and loans which are then packaged and sold as asset-backed securities for placement in the public market on a non-recourse and partial recourse basis. If the proposed regulations are adopted, Bancorp Financial Services would be required to retain risk-based capital in an amount equal to the amount of the residual interests that are retained on Bancorp Financial Services' balance sheet.

Capitol Thrift and Loan

        On April 7, 2000, Humboldt Bancorp acquired Capitol Thrift and Loan for approximately $16.5 million consisting of $11.9 million in cash and the balance consisting of a $4.6 million promissory note subject to adjustment. The $4.6 million promissory note is due January 30, 2002, and up to $2.0 million of the promissory note may be exchanged for common stock. We funded the cash portion of the acquisition through the raising of capital through the issuance of $8.0 million in gross proceeds of common stock and approximately $5.3 million in gross proceeds of trust preferred securities.

        Capitol Thrift and Loan is a California corporation licensed under the California Industrial Loan Law. Capitol Thrift and Loan conducts a general consumer and commercial finance business from eight branches located throughout the State of California. At the time of the acquisition, Capitol Thrift and Loan operated ten branches. Two branches were subsequently consolidated.

        Capitol Thrift and Loan's primary source of revenue is providing commercial and single-family, residential real estate loans to customers who are predominantly small and middle-market businesses and individuals. Capitol Thrift and Loan does not provide general commercial banking services such as demand checking accounts, lines of credit, safe deposit boxes and wire transfer. Capitol Thrift and Loan funds its lending activities by issuing thrift certificates and investment certificates.

        The main office of Capitol Thrift and Loan is located at 1424 Second Street, Napa, California 94559. Capitol Thrift and Loan's deposits are insured up to $100,000 by the Federal Deposit Insurance Corporation. As of September 30, 2000, Capitol Thrift and Loan had total assets of $126.2 million, total deposits of $106.6 million and net income of $703,000 for the nine months September 30, 2000. Subsequent to April 7, 2000, Humboldt Bancorp accounted for Capitol Thrift and Loan on a consolidated basis.

        In 1996 and 1997, Capitol Thrift and Loan experienced an increase in loss on other real estate owned (OREO) and expenses related thereto. A majority of the losses related to loans made prior to June 1992, at which time credit underwriting policies were strengthened. As a result of these increases, in August 1998, Capitol Thrift and Loan entered into an agreement with the FDIC and the California Department of Financial Institutions pursuant to which management and the Capitol Thrift and Loan board of directors agreed to reduce the level of classified assets as outlined in the agreement, develop and implement a plan with specific strategies for reducing RPHFS, classified and non-performing loans, and revise the methodology for calculating the allowance for losses on loans. In addition, Capitol Thrift and Loan is required to maintain Tier 1 capital of 8% or more of Capitol Thrift and Loan's adjusted total assets. As of September 30, 2000, Capitol Thrift and Loan's Tier 1 capital was 9.7%. Capitol Thrift and Loan's management believes that Capitol Thrift and Loan has complied with the provisions of the agreement.

        Further, as a condition of the California Department of Financial Institution's consent to Humboldt Bancorp acquisition of Capitol Thrift and Loan, Capitol Thrift and Loan is required to maintain a ratio of tangible shareholders' equity to tangible assets of not less than 8%. Humboldt Bank shall maintain a ratio of tangible shareholders' equity to tangible assets of not less than 7%. As of September 30, 2000, the tangible shareholders equity to tangible assets ratio was 8.3% for Capitol Thrift and Loan and 7.7% for Humboldt Bank.

Acquisition of California Federal Branches

        On August 27, 1999, Humboldt Bank completed the acquisition of two branches located at 959 Myrtle Avenue, Eureka, CA 95501, and 607 South State Street, Ukiah, CA 95482, from CalFed. Under the terms of the purchase agreement, Humboldt Bank acquired all of the fixed assets relating to CalFed's Eureka and Ukiah branch offices. Humboldt Bank primarily acquired the two CalFed branches for access to their deposits. The purchase price for the two branches was equal to approximately 3.25% of the aggregate deposits acquired by Humboldt Bank.


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Total deposits acquired by Humboldt Bank were approximately $72.2 million and loans acquired were approximately $0.1 million.

Human Resources

        At September 30, 2000, Humboldt Bancorp employed a total of 399 full-time equivalent employees. None of Humboldt Bancorp's employees are represented by a collective bargaining group and management considers its relations with its employees to be good.

Competition

        Humboldt Bancorp's primary market area consists of Humboldt, Trinity and Mendocino counties and nearby communities of adjacent counties. Humboldt Bancorp has recently entered into Placer County with the opening of Capitol Valley Bank in Roseville, California and into Northern, Central and Southern California with the acquisition of Capitol Thrift and Loan.

        Humboldt Bancorp actively competes for all types of deposits and loans with other banks and financial institutions located in its service area, including credit unions, which are able to offset more favorable savings rates and loan rates due primarily to favorable tax treatment. In California generally, major banks and local regional banks dominate the commercial banking industry. By virtue of their larger capital bases, such institutions have substantially greater lending limits than those of Humboldt Bancorp, as well as more locations, more products and services, greater economies of scale and greater ability to make investments in technology for the delivery of financial services.

        An independent bank's principal competitors for deposits and loans are other banks, particularly major banks, savings and loan associations, credit unions, thrift and loans, mortgage brokerage companies and insurance companies. Increased deregulation of financial institutions has increased competition. Other institutions, such as mutual funds, brokerage houses, credit card companies and even retail establishments have offered new investment vehicles, such as money-market funds, that also compete with banks. The direction of federal legislation in recent years favors competition between different types of financial institutions and encourages new entrants into the financial services market. It is anticipated that this trend will continue.

        Humboldt Bancorp's strategy for meeting competition has been to maintain a sound capital base and liquidity position, employ experienced management, and concentrate on particular segments of the market particularly businesses and professionals, by offering customers a degree of personal attention that, in the opinion of management, is not generally available through Humboldt Bancorp's larger competitors. Humboldt Bancorp relies upon specialized services, responsive handling of customer needs, local promotional activity, and personal contacts by its officers, directors and staff, compared with large multi-branch banks that compete primarily on interest rates and location of branches. The acquisition of Capitol Thrift and Loan increased Humboldt Bancorp's loan portfolio and the continuation of Capitol Thrift and Loan's industrial loan charter will provide favorable lending terms so as to assist Humboldt Bancorp to compete with institutions for more loans. No assurance can be given that Humboldt Bancorp will be able to compete successfully for more loans. Also, no assurance can be given that, because of customer loyalty, available products and services or other reasons, customers in Humboldt Bancorp's branches will not withdraw their business and establish banking relationships with competitors.

        Historically, insurance companies, brokerage firms, credit unions and other non-bank competitors have less regulation than banks and can be more flexible in the products and services they offer. The Financial Services Modernization Act of 1999 eliminates most of the separation between banks, brokerage firms and insurance companies by permitting securities firms and insurers to buy banks and by permitting banks to underwrite securities and insurance. Generally speaking, the Act is likely to increase competition for community banks such as Humboldt Bank, Capitol Valley Bank and Capitol Thrift and Loan, but may also cause consolidations and mergers with larger competitors. The Financial Services Modernization Act may also increase cross-border consolidations and mergers.


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Properties

        As of September 30, 2000, Humboldt Bank had nine branch offices, Capitol Valley Bank had one main branch, Capitol Thrift and Loan had nine branches, and Bancorp Financial Services had one main office. In addition, Humboldt Bancorp is consolidating its operations at one administration office.

        Rental expense for all leases of premises for the nine months ended September 30, 2000, was $517,000, and for the years ended December 31, 1999, 1998 and 1997, was $401,000, $269,000 and $128,000, respectively. Rental income from all properties owned and leased for the NINE months ended September 30, 2000, and for the years ended December 31, 1999, 1998 and 1997, was $262,000, $302,000, $177,000 and $65,000, respectively.

Legal Proceedings

        On December 7, 1998, the case of Freeman, et al. v. Citibank (South Dakota), N.A., et al., Civil Action No. CV-98-RRA-3029-S ("Freeman"), was filed in the United States District Court, Northern District of Alabama, Northern Division. This case is a purported class action brought on behalf of Mr. Freeman and others similarly situated (VISA credit cardholders issued by Citibank (South Dakota), hereinafter "Citibank"), against Citibank and VISA International (hereinafter "VISA") to: (i) enjoin the collection of debts charged to Citibank VISA cards for gambling at Internet casino websites, (ii) have Internet casino gambling declared unlawful and (iii) recover all payments including principal, interest and penalties received by Citibank and VISA related to such debts. Mr. Freeman is alleging that Citibank and VISA were facilitating, participating in and profiting from gambling by allowing Mr. Freeman to use his Citibank VISA card to purchase "e-cash" at a website owned and operated by a provider of such "virtual" commodity (hereinafter the "Merchant Provider"), which he accessed from an on-line casino operation. Mr. Freeman proceeded to play the game of blackjack with his e-cash and lost $30. The action alleges violation of the federal Wire Act and the federal Racketeering Influenced and Corrupt Organizations Act ("RICO"). Mr. Freeman is seeking treble damages pursuant to RICO, punitive damages and attorney's fees, in addition to compensatory damages and declaratory relief. Citibank has pending a motion to compel arbitration in the case and the plaintiff has moved to consolidate this action with others which have been filed against VISA across the country. To date neither motion has been heard by the court.

        Humboldt Bank is not a defendant in the Freeman case. However, Humboldt Bank provides merchant processing for the Merchant Provider used by Mr. Freeman, and on April 21, 1999, Citibank sent a letter to Humboldt Bank seeking indemnity for the Freeman action pursuant to VISA regulations. Humboldt Bank and Citibank have had preliminary discussions regarding this matter, but at this time Humboldt Bank has neither acknowledged nor disputed the applicability of the VISA regulation cited by Citibank. The Freeman action is in its preliminary stages and the outcome at this time cannot be determined. A similar lawsuit in a United States District Court in Wisconsin (not involving Humboldt Bank insofar as is known) was recently dismissed; however, that decision is not binding on the Freeman court. Until the Freeman action is ultimately determined, any potential action against Humboldt Bank by Citibank would be premature. In the event it is ultimately determined that Humboldt Bank is obligated to indemnify Citibank, Humboldt Bank intends to seek indemnity against both the Merchant Provider and the company which, through its independent marketing efforts, presented the Merchant Provider's application for merchant services to Humboldt Bank.

        On May 17, 2000, the case of Lawrence Bradley v. Visa International Service Association and Travelers Bank USA Corp. (Civil Action No. C 00-01777
SBA), was filed in the United States District Court, Northern District of California. This case is a purported class action brought on behalf of Mr. Bradley and others similarly situated (holders of VISA credit cards issued by Travelers Bank, hereinafter "Travelers" (although Humboldt Bank believes plaintiff means Citibank)), against Travelers and VISA International (hereinafter "Visa") to: (i) enjoin the collection of debts charged to Traveler's Visa cards for gambling at Internet casino websites, (ii) have Internet casino gambling declared unlawful, and (iii) recover all payments, including principal, interest and penalties, received by Travelers and Visa related to such debts. Mr. Bradley is alleging that Travelers and Visa were facilitating, participating in and profiting from gambling by allowing Mr. Bradley to use his Travelers Visa card to purchase


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
"e-cash" at a website owned and operated by Cryptologic and Intersafe Global, which he accessed from seven online casino operations. Mr. Bradley proceeded to participate in certain games with his e-cash and allegedly lost in the aggregate $7,048. The action alleges violation of the federal Wire Act and the federal Racketeering Influenced and Corrupt Organizations Act ("RICO"). Mr. Bradley is seeking treble damages pursuant to RICO, punitive damages and attorney's fees, in addition to compensatory damages and declaratory relief.

        Humboldt Bank provided merchant processing for Cryptologic's and Intersafe Global's credit card operations, and on July 3, 2000, Citibank sent a letter to Humboldt Bank seeking indemnity for the Bradley action pursuant to Visa regulations. Humboldt Bank and Citibank have had preliminary discussions regarding this matter, but Humboldt Bank has not yet formally responded to Citibank's letter. The Bradley action is in its preliminary stages, and the outcome at this time cannot be determined. The Bradley action is very similar to the Freeman case. In the event it is ultimately determined that Humboldt Bank is obligated to indemnify Citibank, Humboldt Bank intends to seek indemnity against Cryptologic, Intersafe Global and creditcards.com, the company which, through its independent marketing efforts, presented Cryptologic's and Intersafe Global's application for merchant services to Humboldt Bank.

        On June 23, 2000, Humboldt Bank was served with two lawsuits entitled Christopher Bradford, et. al. v. Leasecomm Corporation, et. al. , Commonwealth of Massachusetts, Middlesex, ss. (Superior Court Civil No. 00-2756), and Frances
M. Okougbo, et. al. v. Leasecomm Corporation, et. al. , Commonwealth of Massachusetts, Middlesex, ss. (Superior Court Civil No. 00-2757). These are purported class action lawsuits in which plaintiffs allege that they were charged excessive fees by defendants for entering into non cancellable equipment leases and merchant agreements in connection with establishing a business in which revenues may be received through credit cards payments. In the Bradford and Okougbo lawsuits, plaintiffs are alleging, among other things, that CardService International, and creditcards.com used deceptive practices to sign plaintiffs to merchant agreements establishing merchant accounts with Humboldt Bank and were charged excessive fees. CardService International and creditcards.com are independent service and marketing organizations that market Humboldt Bank's merchant services. In the Bradford and Okougbo lawsuits, plaintiffs are also alleging that Humboldt Bank was either an agent of CardService International and creditcards.com, or CardService International and creditcards.com were agents of Humboldt Bank, and that Humboldt Bank should be jointly and severally liable for any damages. Plaintiffs in the Bradford and Okougbo lawsuits are seeking, among other things, a refund of all monies paid, including costs and interest, and attorney's fees and multiple damages. These cases are in their initial stages, and Humboldt Bank has an indemnification agreement with CardService International. Further, Humboldt Bancorp is seeking indemnification from creditcards.com.

        We are also involved in other litigation, the outcome of which, we believe, will not have a material effect on our operations or financial condition.

                 SUPERVISION AND REGULATION OF HUMBOLDT BANCORP

        Humboldt Bancorp and our subsidiaries, Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan Association are extensively regulated under both federal and state laws and regulations. These laws and regulations are primarily intended to protect depositors, not shareholders. The following information describes statutory or regulatory provisions affecting us; however, it is qualified in its entirety by reference to the particular statutory and regulatory provisions at issue.

        We are a registered bank holding company under the Bank Holding Company Act, regulated, supervised and examined by the Federal Reserve Bank of San Francisco. We must file with the Federal Reserve Bank an annual report and additional reports as the Federal Reserve Board may require. We are also periodically examined by the Federal Reserve Board. Humboldt Bank and Capitol Valley Bank, as California state-licensed banks, and Capitol Thrift & Loan Association, an Industrial Loan Company licensed under the California Industrial Loans Laws, are also regulated, supervised, and periodically examined by the California Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC").


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
        The regulations of the Federal Reserve Board, the FDIC, and the California Department of Financial Institutions govern most aspects of Humboldt Bancorp's, Humboldt Bank's, Capitol Valley Bank's and Capitol Thrift & Loan Association's businesses and operations, including, but not limited to, the scope of its business, investments, reserves against deposits, the nature and amount of any collateral for loans, the time of availability of deposited funds, the issuance of securities, the payment of dividends, bank expansion and bank activities, including real estate development and insurance activities, and the making of periodic reports. Various consumer laws and regulations also apply to Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan Association. The Federal Reserve Board, the FDIC, and the California Department of Financial Institutions have broad enforcement powers over depository institutions, including the power to prohibit a bank from engaging in business practices which are considered to be unsafe or unsound, to impose substantial fines and other civil and criminal penalties, to terminate deposit insurance, and to appoint a conservator or receiver under a variety of circumstances. The Federal Reserve Board also has broad enforcement powers over bank holding companies, including the power to impose substantial fines and other civil and criminal penalties.

Regulation of Bank Holding Companies

        Our activities are subject to extensive regulation by the Federal Reserve Board. The Bank Holding Company Act requires us to obtain the prior approval of the Federal Reserve Board before (i) directly or indirectly acquiring ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, we would own or control more than 5% of the shares of the other bank or bank holding company (unless the acquiring company already owns or controls a majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or
(iii) merging or consolidating with another bank holding company. The Federal Reserve Board will not approve any acquisition, merger or consolidation that would have a substantially anticompetitive result, unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board also considers capital adequacy and other financial and managerial factors in its review of acquisitions and mergers.

        With certain exceptions, the Bank Holding Company Act also prohibits us from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by statute or by Federal Reserve Board regulation or order, have been determined to be activities closely related to the business of banking or of managing or controlling banks.

Federal Deposit Insurance

        The FDIC insures deposits of federally insured banks, savings banks, savings associations and thrifts and safeguards the safety and soundness of the banking industry. Two separate insurance funds are maintained and administered by the FDIC. In general, bank deposits are insured through the Bank Insurance Fund.

        Deposits in savings associations are insured through the Savings Association Insurance Fund ("SAIF"). A SAIF member may merge with a bank as long as the bank continues to pay the SAIF insurance assessments on the deposits acquired. Humboldt Bank continues to pay SAIF insurance assessments on deposits acquired from CalFed and HomeFed branch acquisitions. The Economic Growth and Regulatory Paperwork Reduction Act as part of the Omnibus Appropriations Bill provided for the recapitalization of SAIF requiring a one time assessment, payable on November 30, 1996, of approximately 65 basis points per $100 of deposits of SAIF insured deposits and for years 1997 through 1999, payment of interest on Financing Corporation ("FICO") bonds that were issued to help pay for the clean up of the savings and loan industry. Banks paid approximately 1.3 cents per $100 of deposits for this special assessment from 1997 through 1999, and from the Year 2000, banks will pay approximately 2.4 cents per $100 of deposits until the FICO bonds mature in 2017 through 2019.


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

        Deposits in Humboldt Bank, Capitol Valley Bank and Capitol Thrift and Loan are insured to a maximum of $100,000 per depositor by the FDIC. The banks and thrifts are required to pay quarterly deposit insurance premium assessments to the FDIC. In general terms, each institution is assessed insurance premiums according to how much risk to the insurance fund the institution represents. Well-capitalized institutions with few supervisory concerns are assessed lower premiums than other institutions. Currently, insurance fund assessments range from zero for well-capitalized institutions to 0.27% of deposits for institutions that are not (with a statutory minimum of $2,000 paid by all institutions). Through September 30, 2000, the assessment for Humboldt Bank, Capitol Valley Bank and Capitol Thrift and Loan was $54,000, $3,000 and $24,000, respectively.

        The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed in writing by, or pursuant to written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

Capital Adequacy Guidelines

        The Federal Reserve Board and the FDIC employ similar risk-based capital guidelines in their examination and regulation of bank holding companies and financial institutions. If capital falls below the minimum levels established by the guidelines, the bank holding company, bank or savings bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities. Failure to satisfy applicable capital guidelines could subject a banking institution to a variety of enforcement actions by federal regulatory authorities, including the termination of deposit insurance by the FDIC.

        In the calculation of risk-based capital, assets and off-balance sheet items are assigned to broad risk categories. Off-balance sheet items are also taken into account in the calculation of risk-based capital, with each class of off-balance sheet item being converted to a balance sheet equivalent. From these computations, the total of risk-weighted assets is derived. Risk-based capital ratios therefore state capital as a percentage of total risk-weighted assets and off-balance sheet items. The ratios established by guideline are minimums only.

        Current risk-based capital guidelines require all bank holding companies and banks to maintain a minimum risk-based total capital ratio equal to 8% and a Tier 1 capital ratio of 4%. Intangibles other than readily marketable mortgage servicing rights are generally deducted from capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock (within limits and subject to certain conditions, particularly if the preferred stock is cumulative preferred stock), and minority interests in equity accounts of consolidated subsidiaries, less intangibles. Tier 2 capital includes: (i) the allowance for loan losses up to 1.25% of risk-weighted assets; (ii) any qualifying perpetual preferred stock exceeding the amount includable in Tier 1 capital; (iii) hybrid capital instruments; (iv) perpetual debt; (v) mandatory convertible securities and (vi) subordinated debt and intermediate term preferred stock of up to 50% of Tier 1 capital. Total capital is the sum of Tier 1 and Tier 2 capital, less reciprocal holdings of other banking organizations and capital instruments. At December 31, 1998 and 1999 and September 30, 2000, Humboldt Bancorp's general loan loss reserve was 1.4%, 1.2% and 1.3%, respectively, of risk-weighted assets.

        Humboldt Bancorp's Tier 1 risk-based capital ratio at September 30, 2000, December 31, 1999, and December 31, 1998, was 10.56%, 10.90% and 11.75%,
respectively.

        The FDIC has added a market risk component to the capital requirements of nonmember banks. The market risk component could require additional capital for general or specific market risk of trading portfolios of debt and equity securities and other investments or assets. The FDIC's evaluation of an institution's capital adequacy takes account of a variety of factors as well, including interest rate risks to which the institution is subject, the level and quality of an institution's earnings, loan and investment portfolio characteristics and risks, risks arising from the conduct of nontraditional activities and other factors. Accordingly, the FDIC's final supervisory judgment concerning an institution's capital adequacy could differ significantly from the conclusions that might be drawn from the absolute level of an institution's risk-based capital ratios. Therefore, institutions generally are expected to


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maintain risk-based capital ratios that exceed the minimum ratios discussed above. This is particularly true for institutions contemplating significant expansion plans and institutions that are subject to high or inordinate levels of risk. Moreover, although the FDIC does not impose explicit capital requirements on holding companies of institutions regulated by the Federal Reserve Bank, the FDIC can take account of the degree of leverage and risks at the holding company level. If the FDIC determines that the holding company (or another affiliate of the institution regulated by the FDIC) has an excessive degree of leverage or is subject to inordinate risks, the FDIC may require the subsidiary institution(s) to maintain additional capital or the FDIC may impose limitations on the subsidiary institution's ability to support its weaker affiliates or holding company. Humboldt Bancorp's risk-based capital ratio at September 30, 2000, December 31, 1999, and at December 31, 1998, was 11.81%, 12.07% and 13.00%, respectively.

        The Federal Reserve Board and the FDIC have also established a minimum leverage ratio of 3%. However, for bank holding companies and financial institutions seeking to expand and for all but the most highly rated banks and bank holding companies, the Federal Reserve Board and the FDIC expect an additional cushion of at least 100 to 200 basis points. The leverage ratio represents Tier 1 capital as a percentage of total assets, less intangibles. Humboldt Bancorp's leverage ratio at September 30, 2000, and December 31, 1999, and December 31, 1998, was 8.58%, 7.50% and 8.12%, respectively. At September 30, 2000, December 31, 1999, and at December 31, 1998, Humboldt Bancorp and its subsidiaries were in compliance with all regulatory capital requirements.

        In order to resolve the problems of undercapitalized institutions and to prevent a recurrence of the banking crisis of the 1980s and early 1990s, the Federal Deposit Insurance Corporation Improvement Act of 1991 established a system known as "prompt corrective action." Under the prompt corrective action provisions and implementing regulations, every institution is classified into one of five categories, depending on (i) its total risk-based capital ratio, Tier 1 risk-based capital ratio and leverage ratio and (ii) certain subjective factors. The categories are: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A financial institution's operations can be significantly affected by its capital classification. Financial institution regulatory agencies generally are required to appoint a receiver or conservator shortly after an institution enters the category of weakest capitalization. The Federal Deposit Insurance Corporation Improvement Act of 1991 also authorizes the regulatory agencies to reclassify an institution from one category into a lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. Undercapitalized institutions are required to take certain specified actions in order to increase their capital or otherwise decrease the risks to the federal deposit insurance funds.

        The following table illustrates the capital guidelines applicable to Humboldt Bank, Capitol Valley Bank and Capitol Thrift and Loan, as well as their total risk-based capital ratios, Tier 1 capital ratios and leverage ratios as of September 30, 2000.

                            As of September 30, 2000

                                                                            Capitol           Minimum         Necessary to
                                         Humboldt       Capitol Valley     Thrift and      Necessary to Be    Be Adequately
                                           Bank              Bank             Loan        Well Capitalized    Capitalized
                                         --------       --------------     ----------     ----------------    ------------
Total Risk-Based Capital Ratio            11.02%           10.20%            11.00%            10.0%              8.0%
Tier 1 Risk-Based Capital Ratio            9.84%            9.02%             9.74%             6.0%              4.0%
Leverage Ratio                             7.66%            8.38%             8.27%             5.0%              4.0%

        In connection with Humboldt Bancorp's organization of Capitol Valley Bank, Humboldt Bank has committed to the FDIC that it will remain "well capitalized" and that it will maintain minimum Tier 1 leverage capital ratios of at least 6.5% for the initial 12 months of operation of Capitol Valley Bank, 6.8% for the next 12 months, and 7.2% for the third 12-month period. During the first nine months of 2000, Humboldt Bancorp


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contributed approximately $1.2 million to Capitol Valley Bank and is expected to contribute an additional $0.5 million in the last quarter of 2000.

        In addition, as a condition of Humboldt Bancorp's acquisition of Capitol Thrift and Loan, Humboldt Bancorp represented to the California Department of Financial Institutions that Capitol Thrift and Loan will maintain a leverage ratio of not less than 8% and Humboldt Bank will maintain a leverage ratio of not less than 7%.

Limits on Dividends and Other Payments

        We have never paid cash dividends, but have declared stock dividends. Our ability to obtain funds for the payment of cash dividends, if any, and for other cash requirements is dependent on the amount of dividends that may be declared by Humboldt Bancorp subsidiaries. California bank law provides that dividends may be paid from the lesser of retained earnings or net income of the bank for its last three years. Further, a California-chartered bank may not declare a dividend without the approval of the California Department of Financial Institutions if the total of dividends and distributions declared in a calendar year exceeds the greater of the bank's retained earnings or net income for its last fiscal year or its current fiscal year. State-chartered banks' ability to pay dividends may be affected by capital adequacy guidelines of their primary federal bank regulatory agency as well. See "Capital Adequacy Guidelines." Moreover, regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends if payment of dividends would constitute an unsafe and unsound banking practice.

        The Federal Reserve Board's policy statement governing payment of cash dividends provides that we should not pay cash dividends on common stock unless
(i) our net income for the past year is sufficient to fully fund the proposed dividends and (ii) our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition.

Community Reinvestment Act

        Under the Community Reinvestment Act of 1977 and implementing regulations of the banking agencies, a financial institution has a continuing and affirmative obligation (consistent with safe and sound operation) to meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that the institution believes are best suited to its particular community. The CRA requires that bank regulatory agencies conduct regular CRA examinations and provide written evaluations of institutions' CRA performance. The CRA also requires that an institution's CRA performance rating be made public.

        The most recent CRA examinations of Humboldt Bank, concluded July 27, 1999, of Capitol Valley Bank, concluded August 10, 2000, of Capitol Thrift and Loan, concluded October 14, 1998, each resulted in a satisfactory rating. Although CRA examinations occur on a regular basis, CRA performance evaluations are used principally in the evaluation of regulatory applications submitted by an institution. CRA performance evaluations are considered in evaluating applications for such things as mergers, acquisitions and applications to open branches.

        The Financial Services Modernization Act of 1999 revises the CRA by reducing the frequency of examinations for smaller banks, those with assets of less than $250 million, and by requiring disclosure by community groups as to the amount of funds received from lenders and the manner those community groups used those funds. These revisions are not expected to significantly impact the application of CRA to Humboldt Bancorp.

State Regulation

        As California-chartered institutions, Humboldt Bank, Capitol Valley Bank and Capitol Thrift and Loan are subject to regular examination by the California Department of Financial Institutions. State regulation affects the internal organization of Humboldt Bank, Capitol Valley Bank and Capitol Thrift and Loan, as well as their savings and thrift deposits, mortgage lending, investment and other activities. State regulation may contain limitations on an


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institution's activities that are in addition to limitations imposed under federal law. State regulation also contains many provisions that are consistent with federal law, such as provisions of California law limiting loans by either of Humboldt Bank or Capitol Valley Bank to any one borrower to 15.0% of unimpaired capital and surplus, plus 10.0% of unimpaired capital and surplus if the additional amount is fully secured by certain forms of "readily marketable collateral" and limiting loans at Capitol Thrift and Loan to 20% of unimproved capital and surplus.

        The California Department of Financial Institutions may initiate supervisory measures or formal enforcement actions, and if the grounds provided by law exist, the California Department of Financial Institutions may place a California-chartered financial institution in conservatorship or receivership. Whenever the Commissioner of Financial Institutions considers it necessary or appropriate, he may also examine the affairs of any holding company or any affiliate of a California-chartered financial institution.

        California Industrial Loan Law

        Capitol Thrift and Loan is an industrial loan company licensed under the California Industrial Loan Law and is regulated, supervised and periodically examined by the California Department of Financial Institutions (CDFI) and the FDIC.

        Industrial loan companies may issue investment certificates and securities, subject to certain qualifications and approvals. The total amount of investment certificates issued and outstanding at any time by an industrial loan company is subject to limitations based on the amount of its unimpaired capital and surplus. Real estate holdings are limited to the purchase and construction of a building to carry on business, property taken to satisfy a debt, and property acquired through foreclosure. An industrial loan company may invest funds in any investments that are permissible for commercial banks.

        California law authorizes industrial loan companies to make closed-end and open-end loans, with limits or restrictions on aggregate loans to one borrower, loan-to-value ratios, maximum loan charges and loan terms, loan fees, advertising, foreclosure procedures and other loan features. California law also authorizes insurance premium finance agencies, and sets forth regulations for insurance premium finance loans.

        On September 30, 2000, California adopted a new law that transformed deposit taking industrial loan companies into industrial banks, a new classification of banks. Industrial banks now are regulated as banks subject to California banking law, and are no longer subject to any of the laws governing industrial loans companies; however, industrial banks are still prohibited from accepting demand deposits.

Recent Legislation

        Financial Services Modernization Legislation. On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act of 1999, also referred to as Financial Services Modernization Act. The Financial Services Modernization Act repeals the two affiliation provisions of the Glass-Steagall
Act: Section 20, which restricted the affiliation of Federal Reserve member banks with firms "engaged principally" in specified securities activities; and
Section 32, which restricts officer, director or employee interlocks between a member bank and any company or person "primarily engaged" in specified securities activities. In addition, the Financial Services Modernization Act also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance. The general effect of the law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial services providers by revising and expanding the BHC Act framework to permit a holding company system to engage in a full range of financial activities through a new entity known as a Financial Holding Company. "Financial activities" is broadly defined to include not only banking, insurance and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. Generally, the Financial Services Modernization Act:

        - Repeals historical restrictions on, and eliminates many federal and state law barriers to, affiliations among banks, securities firms, insurance companies, and other financial services providers;

        - Provides a uniform framework for the functional regulation of the activities of banks, savings institutions and their holding companies;

        - Broadens the activities that may be conducted by national banks, banking subsidiaries of bank holding companies and their financial subsidiaries;

        - Provides an enhanced framework for protecting the privacy of consumer information;

        - Adopts a number of provisions related to the capitalization, membership, corporate governance, and other measures designed to modernize the Federal Home Loan Bank system;

        - Modifies the laws governing the implementation of the Community Reinvestment Act, sometimes referred to as CRA; and

        - Addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

        In order for a company to take advantage of the ability to affiliate with other financial services providers, it must become a "Financial Holding Company" as permitted under an amendment to the BHC Act. To become a Financial Holding Company, a company would file a declaration with the Federal Reserve Board, electing to engage in activities permissible for Financial Holding Companies and certifying that the company is eligible to do so because all of its insured depository institution subsidiaries are well-capitalized and well-managed. In addition, the Federal Reserve Board must also determine that each of a holding company's insured depository institution subsidiaries has at least a "satisfactory" CRA rating.

                         MANAGEMENT OF HUMBOLDT BANCORP

            The board of directors of Humboldt Bancorp consists of 12 directors. Not all of the directors of Humboldt Bancorp then in office immediately prior to the completion of the merger will continue to serve as directors of Humboldt Bancorp. Assuming consummation of the merger, there will be a total of eleven directors including four directors selected by Tehama Bancorp, and Messrs. Mason, Angell, Evans, Francesconi, Janssen, Winzler and Weborg from Humboldt Bancorp's existing board.

Board of Directors

            Subject to the terms of the merger agreement, each of the current directors has been elected to serve for the ensuing year and until his or her successor is elected and qualified at the annual stockholder meeting of Humboldt Bancorp for the year 2001. As of January 1, 2001, the directors, their ages, and their principal occupations during the past five years were:

NAME                       AGE    PRINCIPAL OCCUPATION
----                       ---    --------------------
Ronald F. Angell           58     Attorney and Partner with the firm of Roberts, Hill, Bragg, Angell & Perlman.
                                  Board member since 1989.

Marguerite Dalianes        57     Former owner, Dalianes Worldwide Travel Service, since 1975.  Board member since 1992.

Gary L. Evans              57     Certified Public Accountant associated with the firm of Aalfs, Evans &
                                  Company since 1976.  Board member since 1989.

Lawrence Francesconi       69     Retired.  From 1952 to 1992, owner of Redwood Bootery, retail shoe store.
                                  Board member since 1991.  Chairman of the Board since March 1999.

James O. Johnson           71     Owner, Jim Johnson General Contractor and Property Manager.  Board member since 1997.

Theodore S. Mason          57     President and Chief Executive Officer of Humboldt Bancorp since 1996 and of
                                  Humboldt Bank from 1989 until July 15, 1999.  Board member since 1989.

John C. McBeth             54     President, O & M Industries, mechanical contractors, since 1964.  Board member since 1991.

Jerry L. Thomas            55     President and Director of Special Projects, Eureka Fisheries, Inc.  Board
                                  member since 1998.

Edythe E. Vaissade         62     Retired. From 1989 to 1997, Vice President, Humboldt Bank.  Board member since 1998.

Thomas W. Weborg           57     President/Chief Executive Officer of Cucina Holdings, Inc.  Board member since November 1999.

John R. Winzler            70     Consulting Engineer and Chairman of the Board of Winzler & Kelly.  Board
                                  member since 1989.

Michael L. Renner          47     President, L&M Renner, Inc.  Board member since 1996.

Executive Officers

            As of January 1, 2001, the following are the names of the executive officers and significant employees of Humboldt Bancorp and its subsidiaries, and information concerning each of them:

                                                                                     BIOGRAPHICAL
OFFICER NAME               AGE      POSITION                                            SKETCH
------------               ---      --------                                         ------------
Theodore S. Mason          57       President & Chief            Mr. Mason has been President and Chief Executive
                                    Executive Officer of         Officer of the Bank/Bancorp since its inception
                                    Humboldt Bancorp             in 1989.

                                                                                     BIOGRAPHICAL
OFFICER NAME               AGE      POSITION                                            SKETCH
------------               ---      --------                                         ------------
Paul A. Ziegler            41       Executive Vice               Mr. Ziegler joined Bank/Bancorp as the Vice President
                                    President of                 & Chief Administrative Officer in January 1994.
                                                                 Humboldt Bancorp

Patrick J.  Rusnak         37       Senior Vice                  Mr. Rusnak has been  Senior Vice President and Chief
                                    President and Chief          Financial Officer of Bancorp since November 2000.
                                    Financial Officer            Previously he was Controller of United Community
                                                                 Banks, Inc., a Bank Holding Company based in
                                                                 Blairsville, Georgia.

Ronald V. Barkley          63       Senior Vice                  Mr. Barkley has been the Senior Vice President and
                                    President and Chief          Chief Credit Officer of the Bank/Bancorp since June
                                    Credit Officer of            1989.
                                    Humboldt Bancorp

Kenneth J. Musante         34       Senior Vice                  Senior Vice President and Manager of Humboldt
                                    President and                Bank's Merchant Bankcard Department since 1993.
                                    Manager of the
                                    Merchant Bankcard
                                    Department of
                                    Humboldt Bank

Compensation of Directors

        Directors of Humboldt Bancorp who are also employees of Humboldt Bancorp or its subsidiaries do not receive compensation for their service on Humboldt Bancorp's board of directors. During 1998, for the period January through May, non-employee directors of Humboldt Bancorp received a fee of $400 per board meeting attended and $200 per board meeting not attended; Loan Committee members received $150 per meeting attended; and all other committee members received $100 per meeting attended. Since June 1998, non-employee directors of Humboldt Bancorp have received a fee of $700 per board meeting attended, $200 per board meeting not attended, $450 per special board meeting attended, and $200 per meeting for all committee meetings attended.

        After the merger, the directors of Humboldt Bancorp will receive fees in amounts which are substantially similar to those presently paid to the directors.

Limitation of Liability and Indemnification

        The Articles of Incorporation and Bylaws of Humboldt Bancorp provide for indemnification of agents including directors, officers and employees, to the maximum extent allowed by California law, including the use of an indemnity agreement. The Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the state of California generally allows indemnification, in matters not involving the right of the corporation, to an agent of the corporation if that person acted in good faith and in a manner that person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of that person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if the agent acted in good faith, in a manner that person believed to be in the best interests of the corporation and its shareholders; provided that there will be no indemnification for:

        - amounts paid in settling or otherwise disposing of a pending action without court approval;

        - expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval;

        - matters in which the agent will be determined to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending will determine that the agent is entitled to be indemnified; or

        -       other matters specified in the California General Corporation
                Law.

        Humboldt Bancorp's Articles and Bylaws provide that Humboldt Bancorp will, to the maximum extent permitted by law, have the power to indemnify its directors, officers and employees. Humboldt Bancorp's Bylaws also provide that Humboldt Bancorp will have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Humboldt Bancorp would have the power to indemnify them for those liabilities under the provisions of applicable law or the provisions of Humboldt Bancorp's Bylaws.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Humboldt Bancorp, Humboldt Bancorp has been informed that in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                HUMBOLDT BANCORP
                             EXECUTIVE COMPENSATION

        As to Humboldt Bancorp's Chief Executive Officer and each other executive officer of Humboldt Bancorp and Humboldt Bank who received total compensation in excess of $100,000 in 1999 (the "named executive officers"), the following table sets forth all cash and non-cash compensation (including bonuses, other annual compensation, deferred compensation and options granted) received from Humboldt Bancorp and Humboldt Bank for services performed in all capacities during the last three years.

Summary Compensation

                           SUMMARY COMPENSATION TABLE

                                                                     Annual Compensation
                                                -------------------------------------------------------------
                                                                                      Other
                                                                                      Annual
                                                                                    Compensation     Options
Name and Principal Position                     Year      Salary(1)     Bonus(2)       ($)(3)       Granted(4)
---------------------------                     ----      ---------     --------    -------------   ----------
Theodore S. Mason                               1999      $275,000      $157,810      $  1,987        12,095
President and Chief Executive Officer           1998      $275,000      $ 58,809      $  2,434         6,050
                                                1997      $250,000      $ 45,990      $  1,782         6,655
Alan J. Smyth                                   1999      $175,475      $ 27,285      $  3,018         5,971
Senior Vice President and former                1998      $175,000      $ 12,932      $  3,704             0
Chief Financial Officer                         1997      $160,000      $  1,865      $  2,107         6,352
Ronald V. Barkley                               1999      $129,880      $ 46,782      $  1,863         5,978
Senior Vice President and Chief Credit          1998      $130,000      $ 35,550      $  2,279             0
Officer                                         1997      $145,000      $ 34,991      $  1,882         6,352

                           SUMMARY COMPENSATION TABLE

                                                                    Annual Compensation
                                                --------------------------------------------------------------
                                                                                      Other
                                                                                      Annual
                                                                                    Compensation     Options
Name and Principal Position                     Year      Salary(1)     Bonus(2)       ($)(3)       Granted(4)
---------------------------                     ----      ---------     --------    -------------   ----------
Paul A. Ziegler                                 1999      $96,000      $63,677      $   714        4,308
Executive Vice President                        1998      $77,000      $51,340      $   738            0
                                                1997      $77,000      $25,825      $   554       15,427

(1) Includes amounts of salary or bonus deferred by Messrs. Mason, Smyth and Barkley as provided by Humboldt Bank's Deferred Compensation Plan.

(2) Includes amounts paid to Messrs. Mason, Smyth, Barkley and Ziegler as provided by Humboldt Bank's Incentive Bonus Plan.

(3) Includes amounts imputed to Messrs. Mason, Smyth, Barkley and Ziegler as income for tax purposes as provided by Humboldt Bank's automobile program and Humboldt Bank's life insurance program.

(4)     Adjusted to reflect stock dividends and stock splits.

        Employment Contracts

        Humboldt Bank entered into an employment agreement with Mr. Mason on May 1, 1989, whereby Mr. Mason agreed to serve as Humboldt Bank's President and Chief Executive Officer. The term of this agreement was extended on December 10, 1996, to January 1, 2001. The agreement has been revised to refer to Humboldt Bancorp effective July 15, 1999, and has been extended to January 1, 2002. Under the terms of the agreement, Mr. Mason is entitled to receive a base salary of $125,000 per year and an incentive bonus based on a percentage ranging from 4% to 2.5% of Humboldt Bancorp's pre-tax net profits as provided by an Incentive Bonus Plan. During his term of employment, Mr. Mason may be reimbursed for travel, meals, entertainment expenses, service to charitable organizations, and membership in selected committees and other organizations. In addition, he is eligible for typical employee benefits including paid vacation, sick leave, medical insurance, and the use of an automobile owned by Humboldt Bank.

        Humboldt Bank entered into an employment agreement with Mr. Smyth on August 19, 1989, whereby Mr. Smyth agreed to serve as Humboldt Bank's Senior Vice President and Chief Financial Officer. Mr. Smyth's employment agreement was for an initial three years to be automatically renewed for successive one-year terms. Mr. Smyth's current annual salary is $85,000 per annum. In addition, Mr. Smyth is entitled to a percentage of Humboldt Bank's pre-tax profits ranging from 2% to .5%.

        Humboldt Bank entered into an employment agreement with Mr. Barkley on June 1, 1989, whereby Mr. Barkley agreed to serve as Humboldt Bank's Senior Vice President and Chief Credit Officer. Mr. Barkley's employment agreement was for an initial two years to be automatically renewed for successive one-year terms. Mr. Barkley's current annual salary is $85,000 per annum. In addition, Mr. Barkley is entitled to a percentage of Humboldt Bancorp's pre-tax profits ranging from 2% to .5%.

        Humboldt Bancorp provided Mr. Patrick Rusnak with an offer letter whereby he commenced employment November 1, 2000, and became Senior Vice President and Chief Financial Officer effective November 15, 2000. Mr. Rusnak's salary is $150,000 per annum, plus a formula-based bonus if Humboldt Bancorp achieves certain financial criteria, and if he is terminated within one year of a change in control, he will receive his base salary of $150,000 for two years.

Benefit Plans

        Retirement Plan: Humboldt Bancorp has a defined contribution retirement plan, for which Humboldt Bank and Capitol Valley Bank signed on as sponsors, covering substantially all of Humboldt Bancorp and its banking subsidiaries employees. Management is in the process of adopting the plan as a Humboldt Bancorp Plan. Bank contributions to the plan are made at the discretion of the boards of directors of the subsidiary banks in amounts not to exceed the maximum amounts deductible under the profit sharing plan rules of the Internal Revenue Service. Employees may elect to have a portion of their compensation contributed to the plan in conformity with the requirements of Section 401(k) of the Internal Revenue Code. Bank contributions to the plans were $223,000 during 1999, $188,000 during 1998, and $134,000 during 1997.

        Director Fee Plan: Humboldt Bancorp has adopted the Humboldt Bank Director Fee Plan (the "Fee Plan"). The Fee Plan permits each director of Humboldt Bancorp to elect to receive his/her director's fees in the form of Humboldt Bancorp common stock, cash, or a combination of Humboldt Bancorp common stock and cash, and to elect to defer the receipt of any of the foregoing until the end of his/her term as a Bank director. If deferral is elected, the amount of the director's fees will be credited to an account on behalf of the director. However, this crediting will constitute a mere promise on the part of Humboldt Bank and Humboldt Bancorp to pay/distribute on this account. The account is otherwise unsecured and unfunded, and subject to the general claims of creditors of Humboldt Bank and Humboldt Bancorp. The Fee Plan provides for the issuance of up to 40,000 shares of Humboldt Bancorp common stock. The amount of director fees deferred in 1999 was $85,000, in 1998 was $57,000, and in 1997 was $43,000.
At December 31, 1998 and 1999, the liability for amounts due under this plan totaled $108,000 and $194,000, or approximately 4,758 and 18,940 shares of stock, respectively.

        Employee Stock Bonus Plan: Humboldt Bank has an Employee Stock Bonus Plan, which is funded annually at the sole discretion of the board of directors. The plan is currently sponsored by Humboldt Bank only. Funds are invested in Humboldt Bancorp common stock, when available, which is purchased at the current market price on behalf of all employees except the executive officers of Humboldt Bancorp. The compensation cost recognized for 1999, 1998, and 1997 was $20,000 each year. In addition, in 1999, $100,000 was transferred from the profit sharing plan discussed above under "Benefit Plans -- Retirement Plan."

        Post-Employment Benefit Plans and Life Insurance Policies: Humboldt Bancorp has entered into Officer Salary Continuation Agreements and Deferred Compensation Agreements with key executive officers and certain employees of Humboldt Bancorp, Humboldt Bank and Capitol Valley Bank. The Officer and Employee Salary Continuation Agreements provide for payments in the event of retirement, death, disability or change in control. The Deferred Compensation Agreements allow the employees to defer a portion of current compensation in exchange for Humboldt Bancorp's commitment to pay a deferred benefit at retirement. Deferred compensation is vested as to the amounts deferred. If death occurs prior to or during retirement, Humboldt Bancorp will pay the employee's beneficiary or estate the benefits set forth in the agreement. Both the Officer Salary Continuation Agreements and the Deferred Compensation Agreements are unfunded although, as discussed below, Humboldt Bancorp has purchased life insurance policies in connection with their implementation.

        The Officer Salary Continuation Agreements provide that upon retirement, or death prior to retirement, the following executive officers will be entitled to the following benefits: Theodore S. Mason - $100,000 per year for 15 years; Alan J. Smyth - $40,000 per year for 10 years; Ronald V. Barkley - $40,000 per year for 10 years; Paul A. Ziegler - $142,000 for 15 years; Kenneth J. Musante - $78,542 per year for 15 years; John E. Dalby -$128,165 per year for 15 years and Richard L. Whitsell - $74,102 per year for 15 years. In the event of disability, these employees will be entitled to the following amounts payable over the same period unless otherwise noted: Theodore S. Mason - $472,202, Alan J. Smyth - $252,237, Ronald V. Barkley - $252,237, Paul A. Ziegler - $40,694, Kenneth J. Musante - $146,665, John E. Dalby - $39,151, and Richard L. Whitsell - $123,724 in a lump sum or as otherwise agreed. Salary continuation benefits may also be paid if termination is without cause or due to a change in control of Humboldt Bancorp.

        In the event of a change of control, the officers named below will be entitled to full vesting of their benefits under the Officer Salary Continuation Agreements, and if an executive officer in connection with the change of control is terminated without cause, he shall be entitled to the fully vested payments. The fully vested payments are as follows: Theodore S. Mason - $472,202, Alan J. Smyth - $252,237, Ronald V. Barkley - $252,237, Paul A. Ziegler - $40,694, Kenneth J. Musante - $158,398, John E. Dalby - $39,151 and Richard L. Whitsell - $123,724.

        Humboldt Bancorp has purchased single premium life insurance policies in connection with the implementation of these salary continuation and deferred compensation plans. The policies provide protection against the adverse financial effects from their death and provide income to offset expenses associated with the plans. The specified employees are insured under the policies, but Humboldt Bancorp is the owner and beneficiary. At September 30, 2000, and December 31, 1999 and 1998, the cash surrender value of these policies totaled approximately $8,558,000, $5,157,000 and $4,943,000, respectively.

        At September 30, 2000, and December 31, 1999 and 1998, liabilities recorded for the estimated present value of future salary continuation and deferred compensation benefits totaled approximately $3,178,000, $2,716,000 and $2,038,000, respectively. In the event of death or under other selected circumstances, Humboldt Bancorp is contingently liable to make future payments greater than the amounts recorded as liabilities. Based on present circumstances, Humboldt Bancorp does not consider it probable that this contingent liability will be incurred or that in the event of death, a liability would be material after consideration of life insurance benefits.

        Stock Option Plan: Humboldt Bancorp has a stock option plan under which incentive and non-statutory stock options, as defined under the Internal Revenue Code, may be granted. Options representing 456,255 shares of the Bancorp's no par value common stock may be granted under the plan by the board of directors to directors, officers and key, full-time employees at an exercise price not less than the fair market value of the shares on the date of grant. In addition, at December 31, 1999 and September 30, 2000, 671,762 and 605,849 options, respectively, were outstanding that were granted by Humboldt Bank prior to the formation of the Bancorp. Options may have an exercise period of not longer than ten years, and the options are subject to a graded vesting schedule of 33% per year for incentive stock options. Non-statutory stock options vest immediately.

        The Stock Option Plan contains an antidilution provision in the event of a private or public offering of Humboldt Bancorp common stock. Under the current antidilution provision, participants will be granted additional options to purchase shares of Humboldt Bancorp common stock based on the number of shares issued in the public offering. Additional options will be granted to a current employee, officer or director who hold options so as to maintain an optionee's proportionate interest in Humboldt Bancorp by reason of his or her unexercised portions of options as before the issuance. However, the total number may not exceed that available for grant under the Humboldt Bancorp Stock Option Plan and the former Humboldt Bank Stock Option Plan. Directors of Humboldt Bancorp have agreed to waive the antidilution provision of the stock option plan representing approximately 42% of the outstanding options under the stock option plans.

        The exercise price for such additional options shall be the fair market value of the Humboldt Bancorp common stock on the date of the additional grant, except that in the case of an incentive stock option, the exercise price shall be 110% if the optionee is an employee owning more than 10% of the combined voting power of all classes of stock of Humboldt Bancorp.

        The following tables set forth the number of options granted to Humboldt Bancorp's executive officers during 1999 and the number and value of unexercised options held by these executive officers as of December 31, 1999.

                         OPTION GRANTS AND EXERCISES BY
                            EXECUTIVE OFFICER IN 1999

                                                                                                          Potential Realizable
                                            % of Total                                                      Value at Assumed
                                          Options Granted       Exercise                                 Annual Rates of Stock
                            Options         to Employees         Price                Expiration        Price Appreciation for
Name                        Granted           in 1999          per Share                 Date             Option Term 5% / 10%
-----------------           -------       ---------------      ---------              -----------       ----------------------
Theodore S. Mason             5,550            13.33%          $    9.27               01/21/09              $83,049/$132,242
Theodore S. Mason             6,595            30.32%          $   14.32               09/23/09             $153,833/$244,954
Alan J. Smyth                 2,750             6.67%          $    9.27               01/21/09               $41,525/$66,121
Alan J. Smyth                 3,221            14.81%          $   14.32               09/23/09              $75,132/$119,636
Ronald V. Barkley             2,750             6.67%          $    9.27               01/21/09               $41,525/$66,121
Ronald V. Barkley             3,228            14.84%          $   14.32               09/23/09              $75,296/$119,896
Paul A. Ziegler               2,750             6.67%          $    9.27               01/21/09               $41,525/$66,121
Paul A. Ziegler               1,558             7.16%          $   14.32               09/23/09               $36,342/$57,868

                       AGGREGATED OPTION EXERCISES IN 1999

                                                                             Number of             Value of
                                                                            Unexercised           Unexercised
                                  Shares                                Options at Year-end      In-the-money
                               Acquired on                 Value           (Exercisable/         (Exercisable/
Name                             Exercise                Realized          Unexercisable)        Unexercisable)
-----------------              -----------               --------       --------------------   ------------------
Theodore S. Mason                      --                      --          153,237/12,237      $1,246,644/$31,381
Alan J. Smyth                      12,468                 118,320            75,937/5,068        $613,785/$13,583
Ronald V. Barkley                  12,375                 138,451            76,102/5,068        $615,308/$13,583
Paul A. Ziegler                        --                      --            30,970/8,218        $182,693/$18,392

Compensation Committee Interlocks and Insider Participation

        The Personnel Committee is composed of Ronald F. Angell (Chairman), Mike Renner, Marguerite Dalianes, Larry Francesconi, John R. Winzler and Theodore Mason. Mr. Mason is president of Humboldt Bancorp and was president of Humboldt Bank. Ms. Dalianes is a former owner of Dalianes Worldwide Travel Service, which during 1999 and 1998 provided travel services in the amount of $77,000 and $73,000 to Humboldt Bancorp and its subsidiaries.

                              SECURITIES OWNERSHIP

Principal Shareholders and Share Ownership of Management and Directors

        The following table sets forth, as of December 31, 2000, the number and percentage of shares of Humboldt Bancorp's outstanding common stock before and after the merger and the concurrent public offering, which are beneficially owned, directly or indirectly, by:

        -       each of Humboldt Bancorp's directors and nominee directors;

        -       Humboldt Bancorp's named executive officers; and

        - all of Humboldt Bancorp's directors and executive officers as a group.

        The shares "beneficially owned" are determined under Securities and Exchange Commission rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he/she has the right to acquire within 60 days of December 31, 2000. Unless otherwise indicated, the persons listed have sole voting and investment power over the shares beneficially owned. Humboldt Bancorp knows of no person who beneficially owns more than 5% of the outstanding shares of its common stock. Further, management is not aware of any arrangements which may, at a subsequent date, result in a change of control of Humboldt Bancorp.

                                   Prior to the Merger                          After the Merger
                        ---------------------------------------    -----------------------------------------
                           Shares                                      Shares
                        Beneficially                                Beneficially
Name                       Owned       Options       Percentage        Owned        Options      Percentage
----                    ------------   -------       ----------     ------------    -------     ------------
Ronald F. Angell          108,900       41,500         1.83%          108,900       41,500         1.17%
Marguerite Dalianes        74,622       41,327         1.26%
Gary L. Evans             121,524       75,851         2.02%          121,524       75,581         1.30%
Lawrence Francesconi       93,765       35,169         1.58%           93,765       36,169         1.01%
James O. Johnson           27,943        7,975         0.48%
John C. McBeth             72,175        7,975         1.22%           72,175        7,975         0.78%
Michael L. Renner          64,446       11,861         1.09%
John R. Winzler           155,516       58,512         2.58%          155,516       58,512         0.93%
Jerry L. Thomas            11,226        4,865         0.29%           16,091        4,865         0.45%
Edythe E. Vaissade        101,443       52,333         1.70%
Theodore S. Mason         215,113      163,419         3.52%          215,113      163,419         2.27%
Alan J. Smyth             106,757       77,347         1.76%          106,757       77,347         1.13%
Ronald V. Barkley          90,053       75,841         1.49%           90,053       75,841         0.96%
Paul A. Ziegler            44,877       42,877         0.75%           44,877       42,877         0.48%
Thomas W. Weborg           10,399        1,233         0.19%           10,399        1,233         0.10%

                                  Prior to the Merger                            After the Merger
                        ---------------------------------------       ---------------------------------------
                           Shares                                        Shares
                        Beneficially                                  Beneficially
Name                       Owned       Options       Percentage          Owned        Options      Percentage
----                    ------------   -------       ----------       ------------   -------     ------------
Garry D. Fish*                 0             0             0             43,695        3,905          0.51%
Gary C. Katz*                  0             0             0             78,988        3,905          0.89%
John W. Koeberer*              0             0             0             51,028        3,905          0.59%
Gary L. Napier*                0             0             0             57,844        3,905          0.66%
All Directors and
  Executive Officers
  (17 Persons)         1,333,873       717,270         21.57%         1,282,344      600,209         13.63%

* Nominee for directorship. Shares and Options calculated on the exchange ratio of 1.775 shares of Humboldt Bancorp for each share of Tehama Bancorp.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        During 2000, we had a $3.8 million line of credit extended to Bancorp Financial Services, in which we own a 50% interest. The line of credit expired May 2, 2000, and was not renewed. It had borne an interest rate of the prime rate published in the Wall Street Journal plus 0.25% per annum. During each of the years ended December 31, 1999 and 1998, the maximum amount outstanding under the line of credit was $3.0 million. Further, during each of the years ended December 31, 1999 and 1998, Humboldt Bank purchased $2.0 million in leases generated by Bancorp Financial Services.

        Some of Humboldt Bancorp's directors and executive officers and their immediate families, as well as the companies in which they may have interests, have had loans with Humboldt Bank in the ordinary course of the Bank's business. In addition, Humboldt Bank expects to have loans with these persons in the future. In management's opinion, all these loans and commitments to lend were made in the ordinary course of business, were made in compliance with applicable laws on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and, in the opinion of management, did not involve more than a normal risk of collectibility or present other unfavorable features. The outstanding balance under extensions of credit by Humboldt Bank to directors and executive officers of Humboldt Bancorp and Humboldt Bank and to the companies that these directors and executive officers may have an interest was $4,865,000, $6,451,000, and $6,218,000 as of December 31, 1999, 1998 and 1997, respectively.

        We have, and in the future will, enter into transactions with our directors or companies in which they may have an interest. During the year ended December 31, 1999, 1998 and 1997, no transaction exceeded $60,000, except that we engaged the services of Dalianes Worldwide Travel Service, which was formerly owned by Marguerite Dalianes, one of our directors. Fees paid by us to Dalianes Worldwide Travel Service for the year ended December 31, 1999 and 1998, amounted to $77,000 and $73,000, respectively.

                           TEHAMA BANCORP MANAGEMENT'S
                 DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

        The following management's discussion and analysis of financial condition and results of operation contains forward-looking statements that involve risks and uncertainties. Tehama Bancorp's actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the section entitled "Risk Factors" and elsewhere in this document.

Business Organization

        Tehama Bank, chartered as Tehama County Bank in Red Bluff, California in 1984, was created by local business people with $2,500,000 in initial capital. Tehama Bancorp, Tehama Bank's parent holding company was created in 1997 with Tehama Bank as its only subsidiary. The Red Bluff Branch remains Tehama Bank's main office and largest of six branch locations. Tehama Bank has branches in Los Molinos (Tehama County), Chico (Butte County), Willows and Orland (Glenn County), and Redding (Shasta County). Branch support services are provided by centralized operations and loan centers located in the Tehama Bank Business Center in Red Bluff, adjacent to Tehama Bank and Tehama Bancorp administrative offices.

        Throughout its history, Tehama Bank has engaged in basic consumer and commercial banking, offering a diverse range of banking products and services to individuals, businesses and the professional community. Tehama Bank's Merchant Card Processing Department processes third-party credit card transactions for selected merchants under contract to a third party. In 1996, Tehama Bank entered into a joint venture agreement with Humboldt Bank to organize Bancorp Financial Services. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases of generally less than $100,000 to small businesses. During 1999, Tehama Bank installed a wide area computer network to link its branches and operating departments, which provides enhanced communication and customer service. Tehama Bank also has a website at "tehamabank.com", which offers extensive product information, rate charts, interactive calculators to assist customers with their savings plans and loan payment calculations, and on-line banking, which enables customers to view their account information, pay bills, and transfer funds between accounts. Late in the fourth quarter of 1998, Tehama Bank expanded its Manufactured Housing lending activities by establishing a dedicated department to meet the needs of this segment of its business. At the same time, Tehama Bank also established an ATM Services department to furnish cash to automated teller machines (ATMs) owned by third parties throughout the United States.

Overview

        For the nine months ended September 30, 2000, net income was $2.3 million, an increase of 53.3% over net income of $1.5 million for the nine months ended September 30, 1999. Diluted earnings per share were $1.18 and $.79 for the nine months ended September 30, 2000 and September 30, 1999, respectively. Annualized return on average assets was 1.35% for the nine months ended September 30, 2000, compared with 1.00% for the comparable nine months in 1999. For the first nine months of 2000, annualized return on average equity was 15.29%, compared with 11.20% for the first nine months of 1999. The increase in earnings for the nine months ended September 30, 2000, can be attributed to growth in earning assets, increases in service charges on deposit accounts, growth in ATM cash servicing income, and a reduction in the provision for loan and lease losses.

        Net income for the year ended December 31, 1999, was $2.2 million, representing an increase of $.2 million, or 10.0%, over the $2.0 million for 1998, which was an increase of $.7 million, or 53.8%, over the net income of $1.3 million for the year ended December 31, 1997. Shareholders' equity totaled $18.6 million on December 31, 1999, compared to $17.7 million in 1998, and $15.9 million at December 31, 1997. Diluted earnings per share for 1999, 1998 and 1997 were $1.20, $1.06 and $.71, respectively.

        For the year 1999, net interest income increased $.7 million (8.5%) to $8.9 million from $8.2 million in 1998. The interest income component was up $.2 million (1.4%) to $14.0 million from $13.8 million, due to an $11.9 million (7.0%) increase in average earning assets. The yield on average earning assets decreased by 44 basis points in 1999, to 7.70%, from 8.14% in 1998. Average loans increased $9.4 million, however, the yield decreased by 69 basis points, to 8.56% from 9.25%, resulting in substantially the same interest income on loans of $11.2 million in 1999 and in 1998. Investment income on securities increased $1.0 million (66.7%) to $2.5 million from $1.5 million in 1998 due to an increase in average securities of $16.7 million and an increase of 13 basis points in yield, to 5.66% in 1999 from 5.53% in 1998. Average fed funds sold decreased by $14.2 million and the yield decreased by 43 basis points to 4.79%. Interest expense on deposits decreased by $.5 million (9.8%) to $5.1 million.

        Non-interest income for 1999 increased $.9 million (32.1%) to $3.7 million. Third-party ATM servicing fees, a service started at the end of 1998, provided $.5 million of the increase. Loan packaging fees from the manufactured housing division provided $.3 million and income from Bancorp Financial Services provided $.1 million. Merchant processing fees decreased $.2 million to $1.1 million.

        Non-interest expense increased $1.2 million in 1999 (16.9%) to $8.3 million from $7.1 million in 1998. This increase was attributed to increases in salary and related benefits expenses of $.5 million (13.2%), occupancy expenses of $.1 million (14.0%), and all other non-interest expenses of $.6 million (24.4%). These increases were the result of opening of a branch in Redding in September 1998, installation of a Wide Area Network connecting all branches, support departments, and administration, start-up costs for lending and speciality departments, relocation of the Red Bluff branch and loan center, and overall general expansion.

        Assets of Tehama Bancorp were $211.8 million at December 31, 1999, which was an increase of $12.0 million, or 6.0% from the $199.8 million at year end 1998, which was an increase of $30.1 million, or 17.7%, over the $169.7 million at December 31, 1997. Net loans at year end 1999 were $143.0, up $24.0 million (20.2%) from $119.0 at year end 1998, which was an increase of $.3 million, or 0.3%, from $118.7 million at December 31, 1997. Nonperforming loans were $1.4 million at the end of 1999 compared to $.9 million at the end of 1998 and $1.2 million at the end of 1997. Deposits grew $8.0 million (4.4%) to $188.5 million at December 31, 1999, from $180.5 million at December 31, 1998, which was an increase of $27.8 million, or 18.2%, over the $152.7 million at December 31, 1997.

        For the nine months ended September 30, 2000, Tehama Bancorp realized a return on average assets of 1.35%, compared to 1.11% , 1.10% and 0.80% for the years ended December 31, 1999, 1998 and 1997. For the nine months ended September 30, 2000, Tehama Bancorp realized a return on average shareholders' equity of 15.29%, compared to 12.52% , 11.91% , and 8.39% for the years ended December 31, 1999, 1998 and 1997.

        Tehama Bancorp ended 1999 with a Tier 1 capital ratio of 12.6%, a total risk-based capital ratio of 13.9%, and leverage ratio of 9.4%. For the nine months ended September 30, 2000, Tehama Bancorp had a Tier 1 capital ratio of 11.9%, a total risk based capital ratio of 13.1% and a leverage ratio of 9.4%.

Net Interest Income / Net Income

        Net interest income represents the excess of interest and fees earned on interest-earning assets (loans, securities and federal funds sold) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

        Net interest income for the nine months ended September 30, 2000, totaled $7.3 million and was up $762,000 (11.7%) over the nine months ended September 30, 1999. The increase was generally attributable to an increase in average earning assets of approximately $17.5 million, or 9.7%, from the prior year. Average loans increased $32.1 million, or 25%, from the prior year and reflected the overall strength of the local and national economy. The assets were funded by a mix of deposits that showed growth in all deposit types, including non-interest bearing demand deposits, as well as an increase in borrowings.

        Net interest income for 1999 totaled $8.9 million and was up $.7 million (8.5%) over the prior year. The interest income component was up $.2 million to $14.0 million. Most of the increase was attributable to growth in average earning assets, primarily in commercial loans, which increased $9.4 million in 1999 over 1998. Average outstanding loan balances of $130.6 million for 1999 reflected a 7.8% increase over 1998 balances. This increase contributed an additional $.9 million to interest income. This increase was offset by an average 69 basis point decrease in loan yields that caused a reduction of $.9 million in interest income. Competitive pressures on loan pricing and increases in the outstanding volume of indirect auto loans have generally lower yields. Average balances on the investment portfolio grew $16.7 million (62.1%) which added $.9 million to interest income. The average yield received on securities was up 13 basis points and added $.1 million to interest income. Interest income on Federal funds sold decreased $.7 million as the average balances were $14.2 million (64.5%) lower.

        Interest expense decreased $.5 million (8.9%) in 1999 over 1998. The average balances of interest bearing liabilities increased $10.9 million (8.5%). The higher balances were due largely to growth in interest-bearing demand deposit accounts. Interest expense attributable to the higher volume was $.3 million. Lower rates paid on all interest bearing liabilities and the increased proportion of lower rate demand deposits more than offset the higher expense by $.8 million. Net interest margin for 1999 was 4.89% versus 4.84% in 1998. Net interest income for 1999 totaled $8.9 million and was up 8.5% ($.7 million) over 1997.

        Average earning assets were $170.1 million in 1998 for an increase of $18.1 million over 1997. In 1998, interest income increased by $1.3 million to $13.9 million. The average yield received on all interest earning assets fell 16 basis points to 8.14%. Interest expense increased $.4 million (7.7%) in 1998 over 1997. Average interest bearing liabilities increased $12.2 million in 1998. Net interest margin for 1998 and 1997 was 4.84% and 4.86%, respectively.

        The first of the following two tables presents, for the periods indicated, Tehama Bancorp's interest income from average earning assets, interest expense on average interest-bearing liabilities, and Tehama Bancorp's net interest income and net interest margins. The second table presents a summary of the effect of the changes in volumes and rates for each major component of earning assets and interest-bearing liabilities and their contribution to net interest income. It shows the portion attributable to changes in average rates versus the portion attributable to changes in average volumes for the periods indicated. Changes in interest income and expense resulting from combined rate and volume changes have been allocated to volume changes.

Average Balance Sheets, Net Interest Income and Interest Yields/Rates

                                                                       Year Ended December 31,
                                             -------------------------------------------------------------------------
                                                            1997                                   1998
                                             ----------------------------------    -----------------------------------
(dollars in thousands)                        Average      Income      Yield        Average       Income      Yield
                                              Balance      Expense      Rate        Balance       Expense      Rate
                                             ---------    ---------   ---------    ---------     ---------   ---------
ASSETS

Earning assets:
   Commercial loans(1)                       $  13,460    $   1,433       10.65%   $  25,095     $   2,411        9.61%
   Real estate loans(1)                         54,372        4,974        9.15%      59,336         5,462        9.21%
   Installment loans(1)                         41,255        3,728        9.04%      36,780         3,341        9.08%
                                             ---------    ---------   ---------    ---------     ---------   ---------
    Sub-total loans                            109,087       10,135        9.29%     121,211        11,214        9.25%
   Federal funds sold                           11,630          627        5.39%      21,985         1,147        5.22%
   Investments(2)                               31,239        1,852        5.93%      26,932         1,489        5.53%
   Investment in Class C Note                       --           --          --           --            --          --
                                             ---------    ---------   ---------    ---------     ---------   ---------
    Total earning assets                       151,956       12,614        8.30%     170,128        13,850        8.14%
                                                          ---------                              ---------
   Less: Allowance for
    loan losses                                 (1,095)                              (1,905)
   Less: Unearned
    discount                                    (1,414)                              (1,807)
Cash and due from banks                          5,011                                5,455
Other real estate owned                            482                                   97


                                                       Year Ended December 31,                Nine Months Ended September 30,
                                             ----------------------------------------     ---------------------------------------
                                                               1999                                        1999
                                             ----------------------------------------     ---------------------------------------
(dollars in thousands)                        Average        Income        Yield           Average        Income          Yield
                                              Balance        Expense        Rate           Balance        Expense          Rate
                                             ---------      ---------     ---------       ---------      ---------      ---------
ASSETS

Earning assets:
   Commercial loans(1)                       $  34,481      $   3,494         10.13%      $  34,268      $   2,425           9.46%
   Real estate loans(1)                         61,158          4,878          7.98%         59,360          3,518           7.92%
   Installment loans(1)                         34,926          2,799          8.01%         32,866          2,136           8.69%
                                             ---------      ---------     ---------       ---------      ---------      ---------
    Sub-total loans                            130,565         11,171          8.56%        126,494          8,079           8.54%
   Federal funds sold                            7,825            375          4.79%          9,440            333           4.72%
   Investments(2)                               43,589          2,465          5.66%         44,926          1,877           5.59%
   Investment in Class C Note                       --             --            --              --             --             --
                                             ---------      ---------     ---------       ---------      ---------      ---------
    Total earning assets                       181,979         14,011          7.70%        180,860         10,289           7.61%
                                                            ---------                                    ---------
   Less: Allowance for
    loan losses                                 (1,953)                                      (1,935)
   Less: Unearned
    discount                                      (836)                                      (1,054)
Cash and due from banks                         10,919                                        9,123
Other real estate owned                            105                                           52

                                                  Nine Months Ended September 30,
                                             -------------------------------------------
                                                                2000
                                             -------------------------------------------
(dollars in thousands)                        Average          Income            Yield
                                              Balance          Expense            Rate
                                             ---------        ---------        ---------
ASSETS

Earning assets:
   Commercial loans(1)                       $  36,186        $   2,797            10.32%
   Real estate loans(1)                         73,467            4,632             8.42%
   Installment loans(1)                         48,988            3,006             8.20%
                                             ---------        ---------        ---------
    Sub-total loans                            158,641           10,435             8.79%
   Federal funds sold                              369               15             5.43%
   Investments(2)                               38,173            1,698             5.94%
   Investment in Class C Note                    1,216               83             9.12%
                                             ---------        ---------        ---------
    Total earning assets                       198,399           12,231             8.23%
                                                              ---------
   Less: Allowance for
    loan losses                                 (2,382)
   Less: Unearned
    discount                                      (432)
Cash and due from banks                          15,427
Other real estate owned                              54

                                                                       Year Ended December 31,
                                             -------------------------------------------------------------------------
                                                            1997                                    1998
                                             ----------------------------------    -----------------------------------
(dollars in thousands)                        Average      Income      Yield        Average       Income      Yield
                                              Balance      Expense      Rate        Balance       Expense      Rate
                                             ---------    ---------   ---------    ---------     ---------   ---------
Premises and equipment, net                      1,791                                2,070
Cash surrender value of
   life insurance                                1,571                                2,544
Accrued interest
   receivable and other assets                   4,805                                5,963
                                             ---------                             ---------
Total Assets                                 $ 163,107                             $ 182,545
                                             =========                             =========
LIABILITIES & SHAREHOLDERS' EQUITY

Interest-bearing demand deposits             $  36,871    $   1,242        3.37%   $  42,968     $   1,419        3.30%
Savings accounts                                13,187          394        2.99%      14,166           412        2.91%
Time deposits                                   65,383        3,589        5.49%      70,632         3,774        5.34%
Other short-term borrowings                        264           --          --          162            10        6.17%
Long-term borrowings                                --           --          --           --            --          --
                                             ---------    ---------   ---------    ---------     ---------   ---------
Total interest-bearing liabilities             115,705        5,225        4.52%     127,928         5,615        4.39%
                                                          ---------                              ---------
Non-interest bearing deposits                   30,769                                35,900
Other liabilities                                1,118                                 1,846
                                             ---------                             ---------
   Total liabilities                           147,592                               165,674
                                             ---------                             ---------
Common stock                                    12,255                                12,703
Retained earnings                                3,351                                 4,150
Accumulated other
   comprehensive (loss) income                     (91)                                    8
                                             ---------                             ---------
Total shareholders' equity                      15,515                                16,871
                                             ---------                             ---------
Total liabilities and
   shareholders' equity                      $ 163,107                             $ 182,545
                                             =========                             =========
Net interest income                                       $   7,389                              $   8,235
                                                          =========                              =========
Interest income as a
   percentage of average earning assets
                                                                           8.30%                                  8.14%
Interest expense as a
   percentage of average earning assets
                                                                           3.44%                                  3.30%
Net yield on average
   earning assets (net interest margin)
                                                                           4.86%                                  4.84%


                                                       Year Ended December 31,                 Nine Months Ended September 30,
                                             --------------------------------------       ---------------------------------------
                                                               1999                                        1999
                                             --------------------------------------       ---------------------------------------
(dollars in thousands)                        Average        Income        Yield           Average        Income          Yield
                                              Balance        Expense        Rate           Balance        Expense          Rate
                                             ---------      ---------     ---------       ---------      ---------      ---------
Premises and equipment, net                      2,570                                        2,522
Cash surrender value of
   life insurance                                3,348                                        3,312
Accrued interest
   receivable and other assets                   6,505                                        5,880
                                             ---------                                    ---------
Total Assets                                 $ 202,637                                    $ 198,760
                                             =========                                    =========
LIABILITIES & SHAREHOLDERS' EQUITY

Interest-bearing demand deposits             $  55,129      $   1,490          2.70%      $  55,188      $   1,111           2.69%
Savings accounts                                15,534            349          2.25%         15,516            261           2.25%
Time deposits                                   67,845          3,255          4.80%         67,385          2,417           4.80%
Other short-term borrowings                        308             16          5.19%            259             11           5.68%
Long-term borrowings                                --             --            --              --             --             --
                                             ---------      ---------      ---------      ---------      ---------      ---------
Total interest-bearing liabilities             138,816          5,110          3.68%        138,348          3,800           3.67%
                                                            ---------                                    ---------
Non-interest bearing deposits                   43,507                                       41,394
Other liabilities                                2,365                                        1,544
                                             ---------                                    ---------
   Total liabilities                           184,688                                      181,087
                                             ---------                                    ---------
Common stock                                    13,165                                       13,076
Retained earnings                                5,517                                        5,639
Accumulated other
   comprehensive (loss) income                    (733)                                      (1,042)
                                             ---------                                    ---------
Total shareholders' equity                      17,949                                       17,673
                                             ---------                                    ---------
Total liabilities and
   shareholders' equity                      $ 202,637                                    $ 198,760
                                             =========                                    =========
Net interest income                                         $   8,901                                    $   6,489
                                                            =========                                    =========
Interest income as a
   percentage of average earning assets
                                                                               7.70%                                         7.61%
Interest expense as a
   percentage of average earning assets
                                                                               2.81%                                         2.81%
Net yield on average
   earning assets (net interest margin)
                                                                               4.89%                                         4.80%


                                                    Nine Months Ended September 30,
                                             -------------------------------------------
                                                                2000
                                             -------------------------------------------
(dollars in thousands)                        Average          Income            Yield
                                              Balance          Expense            Rate
                                             ---------        ---------        ---------
Premises and equipment, net                       2,806
Cash surrender value of
   life insurance                                 3,533
Accrued interest
   receivable and other assets                    8,046
                                              ---------
Total Assets                                  $ 226,315
                                              =========
LIABILITIES & SHAREHOLDERS' EQUITY

Interest-bearing demand deposits             $  49,722        $   1,074             2.89%
Savings accounts                                23,592              590             3.34%
Time deposits                                   71,978            2,934             5.45%
Other short-term borrowings                      5,934              289             6.51%
Long-term borrowings                             1,737               93             7.15%
                                             ---------        ---------        ---------
Total interest-bearing liabilities             152,963            4,980             4.35%
                                             ---------        ---------
Non-interest bearing deposits                   51,376
Other liabilities                                2,108
                                             ---------
   Total liabilities                           206,316
                                             ---------
Common stock                                    14,957
Retained earnings                                5,889
Accumulated other
   comprehensive (loss) income                   (847)
                                             ---------
Total shareholders' equity                      19,999
                                             ---------
Total liabilities and
   shareholders' equity                      $ 226,315
                                             =========
Net interest income                                           $   7,251
                                                              =========
Interest income as a
   percentage of average earning assets
                                                                                    8.23%
Interest expense as a
   percentage of average earning assets
                                                                                    3.34%
Net yield on average
   earning assets (net interest margin)
                                                                                    4.89%



        (1) Loan amounts include nonaccrual loans, but the related interest income has been included only for the period prior to the loan being placed on a nonaccrual basis. Loan interest income includes loan fees of approximately $153,000 and $126,000 for the nine-month periods ended September 30, 1999 and September 30, 2000, respectively, and $392,000, $639,000, and $195,000 for the years ending December 31, 1997, 1998 and 1999, respectively.

        (2) Applicable nontaxable yields have not been calculated on a taxable-equivalent basis.

        Changes in Volume/Rate

                                                                                                            Nine Months Ended
                                                                                                         September 30, 2000, over
                                Year Ended December 31,              Year Ended December 31,                Nine Months Ended
(dollars in thousands)          1998 Compared to 1997                1999 Compared to 1998                 September 30,  1999
                            -----------------------------       -------------------------------       -----------------------------
                            Volume      Rate       Total        Volume        Rate       Total        Volume      Rate       Total
                            -------    -------    -------       -------     -------     -------       -------    -------    -------
Federal funds sold          $   557    $   (37)   $   520       $  (738)    $   (34)    $  (772)      $  (321)   $     3    $  (318)
Investment securities          (255)      (108)      (363)          923          53         976          (232)       136        (96)
Loans                         1,127        (48)     1,079           865        (908)        (43)        2,059        297      2,356
                            -------    -------    -------       -------     -------     -------       -------    -------    -------
Total                         1,429       (193)     1,236         1,050        (889)        161         1,506        436      1,942
                            -------    -------    -------       -------     -------     -------       -------    -------    -------
Borrowed funds                   (6)         1         (5)            8          (2)          6           316         55        371
Interest-bearing demand
     and savings accounts       236        (41)       195           443        (435)          8            51        241        292
Time certificates               287        (87)       200          (149)       (370)       (519)          165        352        517
                            -------    -------    -------       -------     -------     -------       -------    -------    -------
Total                           517       (127)       390           302        (807)       (505)          532        648      1,180
                            -------    -------    -------       -------     -------     -------       -------    -------    -------
Increase (decrease) in
     net interest income    $   912    $   (66)   $   846       $   748     $   (82)    $   666       $   974    $  (212)   $   762
                            =======    =======    =======       =======     =======     =======       =======    =======    =======

(1)     A change due to both volume and rate has been allocated to rate.
(2) Changes calculated in nontaxable securities have not considered tax equivalents effects.

        Total interest income increased $1.9 million, or 18.9%, in the nine months ended September 30, 2000, compared to the same period in 1999. Total interest income increased $.2 million or 1.4% in 1999 to $14.0 million. During 1998, interest income increased $1.2 million or 9.5% to $13.8 million. Interest expense in 1999 decreased $.5 million or 9.8% to $5.1 million from $5.6 million in 1998. In 1998, interest expense increased by $.4 million or 7.7%. Net interest income for 1999 increased by $.7 million or 7.9%. Tehama Bancorp's net interest margin increased to 4.89% in 1999 from 4.84% in 1998. Net interest margin was 4.86% in 1997.

        Average earning assets increased by $17.5 million in the nine months ended September 30, 2000, to $198.4 million compared to $180.9 million in the same period of 1999. Average loans grew by $32.1 million while investment assets declined by $14.6 million, reflecting the funding of significant demand for new loans in Tehama Bancorp's market area. Average interest-bearing liabilities increased $14.6 million and non-interest bearing demand deposits increased $10.0 million. Non-earning assets increased $15.3 million reflecting the funding and servicing of third party ATM machines and the growth of Bancorp Financial Services.

        Average earning assets increased by $11.9 million in 1999 to $182.0 million compared to $170.1 million in 1998. For the year ended December 31, 1999, average loans increased by $9.4 million (7.8%) to $130.6 million, average investments increased by $16.7 million (62.1%) to $43.6 million, and average federal funds sold decreased by $14.2 million (64.5%) to $7.8 million. Average interest bearing liabilities increased by $10.9 million (8.5%) to $138.8 million.

        For the year ended December 31, 1998, average earning assets increased by $18.1 million (11.9%) to $170.1 million, compared to $152.0 million 1997. Average loans increased by $1.2 million (11.1%) to $121.2 million, average fed funds sold increased by $.5 million (83.3%) to $1.1 million and investments decreased by $4.3 million (13.8%) to $26.9 million. Average interest bearing liabilities grew by $12.2 million (10.5%) to $127.9 million from $115.7 million in 1997. All major interest bearing liability categories grew during 1998 with the exception of federal funds purchased, which decreased by $.1 million (33.3%) to $.2 million.

Non-interest Income and Expense

        Non-interest Income

        Tehama Bancorp receives a significant portion of its income from non-interest sources related both to activities conducted by Tehama Bank (loan originations, servicing and depositor service charges), as well as from Merchant Bankcard processing fees, ATM servicing fees, income from the leasing subsidiary, and loan packaging fees. The following table presents the dollar amount of Tehama Bancorp's non-interest income for the years ended December 31, 1997, 1998 and 1999, and the nine months ended September 30, 1999 and 2000, respectively.



                                                                                           Nine Months Ended
                                                          Year Ended December 31,            September 30,
                                                       ------------------------------      ------------------
(dollars in thousands)                                  1997        1998        1999        1999        2000
                                                       ------      ------      ------      ------      ------
NON-INTEREST INCOME:

   Service charges                                     $  549      $  712      $  778      $  573      $  695
   Gain on sale of loans                                   49         108         182         168         156
   Gain on sale and call of investment securities          --          29          10          --          --
   Loan servicing fees                                     74          57          47          37          24
   Merchant processing fees                             1,323       1,336       1,072         832         640
   ATM servicing fees                                      --          --         452         250         747
   Loan packaging fees                                     --          --         261         217          80
   Undistributed income of investment in
     leasing company                                       35         301         444         288         323
   Other income                                           160         258         494         345         356
                                                       ------      ------      ------      ------      ------
      Total non-interest income                        $2,191      $2,801      $3,740      $2,710      $3,021
                                                       ======      ======      ======      ======      ======

        Non-interest income increased $311,000, or 11.5% for the nine month period ended September 30, 2000, compared to the nine months ended September 30, 1999. The increase was primarily the result of increased service charges on deposit accounts and growth in revenues from the ATM cash servicing department.

        Non-interest income increased $939,000 or 33.5% in 1999 to $3.7 million. The increase was primarily the result of an increase of $452,000 in income resulting from Tehama Bank's entry into the business of servicing third party ATM machines and $261,000 in loan packaging fees on manufactured housing loans. Additional non-interest income categories reflecting an increase in 1999 included: depositor service charges, up $66,000 primarily as a result of growth in Tehama Bancorp's deposit base; income from Tehama Bancorp's 50% investment in Bancorp Financial Services, up $143,000 as a result of increased volume of leasing activity; and gains on the sale of real estate mortgages, up $74,000. All other non-interest income decreased by $56,000 from 1998.

        Non-interest income categories with decreased income in 1999 were led by gain on sale of loans with a decline of $252,000 and a decrease of $263,000 in income generated by the Merchant Bankcard department. In 1991, Tehama Bank contracted with CardService International, Inc. (CSI) for the solicitation on behalf of Tehama Bank of merchants who accept credit cards as payment for goods and services. As a result, Tehama Bank has obtained electronic credit card draft processing relationships with approximately 27,000 merchants on a nationwide basis. Tehama Bank also entered into an agreement with First Data Resources, Inc. (FDRI) for the processing of merchant credit card transactions. Because of increased competition for this business among community banks, Tehama Bank and CSI renegotiated their contract in March of 1999 for an additional five years. Among other things, the contract provided for a declining level of fee income over the life of the contract, a provision whereby the Bank reimburses CSI for 50% of the earnings on all funds held by Tehama Bank for CSI, and the elimination of reimbursement by CSI of personnel costs incurred by the bank in providing merchant card services to CSI. Fee income to Tehama Bank from CSI totaled $.6 million for the nine months ended September 30, 2000, $1.1 million for the twelve months ended December 31, 1999, $1.3 million for the twelve months ended December 31, 1998, and $1.3 million for the twelve months ended December 31, 1997. Fee income under the revised contract is expected to decline to $.9 million in 2000, $.7 million in 2001, and $.6 million in 2002, and 2003.

        For the year ended December 31, 1998, non-interest income increased $610,000 or 27.8% to $2.8 million from $2.2 million in 1997. The overall increase in non-interest income was primarily the result of increased income from Bancorp Financial Services, up $266,000, service charges on deposit accounts, up $163,000, and gains on sale of loans up $59,000.

        Non-interest Expense

        Non-interest expense reflects the costs of products, services, systems, facilities and personnel for Tehama Bancorp. Non-interest expense increased $130,000, or 2.1%, to $6.3 million for the nine months ended September 30, 2000, compared to $6.1 million in the corresponding period of 1999.

        The following table presents Tehama Bancorp's non-interest expense for the nine months ended September 30, 1999 and 2000, and the years ended December 31, 1997, 1998 and 1999, respectively.


                                                                           Nine Months Ended
                                          Year Ended December 31,            September 30,
                                      ------------------------------      ------------------
(dollars in thousands)                  1997        1998        1999        1999        2000
                                      ------      ------      ------      ------      ------
NON-INTEREST EXPENSE:

   Salaries and related benefits      $2,797      $3,791      $4,290      $3,143      $3,098
   Occupancy                             832         946       1,078         760         898
   Data processing fees                  221         259         270         207         196
   Professional services                 393         237         300         313         206
   Directors' fees                       155         170         190         164         129
   Stationery and supplies               231         143         203         244         240
   Advertising                           119         154         111         177         185
   Telephone                              94         122         191         135         148
   Other                               1,119       1,240       1,627         980       1,153
                                      ------      ------      ------      ------      ------
      Total non-interest expense      $5,961      $7,062      $8,260      $6,123      $6,253
                                      ======      ======      ======      ======      ======

        Salaries and Related Benefits

        Salary and related benefits expense remained essentially unchanged at $3.1 million for the nine month periods ended September 30, 2000 and September 30, 1999. At September 30, 2000, the full time equivalent (FTE) staff was 108 versus 116 at December 31, 1999.

        Salary and related benefits expense increased $500,000 (13.2%) to $4.3 million in 1999 from $3.8 million in 1998. At the end of 1999, the FTE staff was 116 versus 105 at the end of 1998. Salaries and employee related benefits expense for 1998 was $3.8 million, an increase of 35.5% over the $2.8 million incurred in 1997. Increases in salary expense during these periods are attributable to the hiring of additional branch, administrative, unique lending and other specialty department personnel due to the significant growth recorded by Tehama Bank during those years. In 1998, the FTE staff increased 14 positions from the end of 1997. Statement of Financial Accounting Standards No. 91 requires Tehama Bank to defer loan origination costs (salary and related benefits) associated with the origination of loans, which results in recording salary expense at an amount less than that actually paid by Tehama Bank. The capitalized costs amounted to $603,000 in 1999, $154,000 in 1998, and $259,000 in 1997.

        Occupancy and Furniture and Equipment

        Premise and fixed asset related occupancy expenses, including equipment expenses, were $898,000 for the nine months ended September 30, 2000, compared to $760,000 for the equivalent period in 1999, an increase of 18.2%. Premise and fixed asset related occupancy expenses, including equipment expenses, were $1.1 million in 1999. This was an increase of $132,000 (14.0%) over 1998. For 1998, occupancy expenses increased $114,000 or 13.7% to $946,000 over 1997. Increases during these periods are attributable to the opening of a branch in Redding, California, installation of a Wide Area Network, start-up costs associated with unique lending and other specialty departments and relocation of the Red Bluff branch and loan center.

        Other Expenses

        All other non-interest expenses increased $37,000, or 1.7%, to $2.3 million for the nine months ended September 30, 2000, compared to $2.2 million in the corresponding period of 1999. The increase was primarily due to increased occupancy, advertising and telephone expense, partially offset by reductions in salary expense, professional services expense and directors' fees. All other non-interest expenses increased $173,000 (17.7%) to $1.2 million.


        All other non-interest expenses increased $600,000 (24.4%) to $2.9 million in 1999 from $2.3 million in 1998. Increases in all other non-interest expenses primarily consisted of increases in professional services expenses of $63,000 (26.6%), primarily due to additional legal expenses related to collection efforts in certain credit relationships, implementation of a stock option plan, and implementation of a shareholder rights plan. In addition, there were increases in stationery and supplies expenses of $60,000 (42.0%), increases in telephone expenses of $69,000 (56.6%), increases in all other expenses of $375,000 (20.6%), all of which increased primarily due to the addition of the Redding branch, start-up costs associated with unique lending and specialty departments, relocation of the Red Bluff branch and loan center, and overall general expansion during 1999. All other non-interest expenses were relatively unchanged in 1998 compared to 1997, decreasing only $7,000 (0.3%) during that period.

Provision for Taxes

        The effective tax rate on income was 30.9% for the nine months ended September 30, 2000, compared to 27.6% for the comparable period in 1999. The effective tax rate on income was 26.5%, 29.8%, and 32.0% in 1999, 1998 and 1997, respectively. The primary factor reducing the effective tax rate of Tehama Bancorp in 1999 was due to permanent differences in tax accounting from obligations of state political subdivisions and for income from Tehama Bancorp's investment in Bancorp Financial Services.

Balance Sheet Analysis

Loans and Leases

        Tehama Bank concentrates its lending activities in four principal areas: installment loans (including indirect auto loans); real estate mortgage loans (including construction); commercial real estate loans and commercial loans (including agricultural loans). At September 30, 2000, these four categories accounted for approximately 30%, 21%, 26%, and 23% of Tehama Bank's loan portfolio, respectively. At December 31, 1999, these categories were approximately 30%, 31%, 16%, and 19% of Tehama Bank's loan portfolio, respectively, as compared to 26%, 39%, 10%, and 19% at December 31, 1998. The increase in commercial real estate loans reflects Tehama Bank's emphasis on commercial and business-related loans, while growth in installment loans occurred as a result of continued growth in the indirect auto loan portfolio. The following table summarizes the composition of the loan and lease portfolio as of December 31, 1995, 1996, 1997, 1998, and 1999, and September 30, 2000.


                                                                    As of December 31,
                        -------------------------------------------------------------------------------------------------------
(dollars in thousands)            1995                      1996                        1997                      1998
                        -----------------------    -----------------------    -----------------------    ----------------------
Commercial              $   10,594         12.9%   $   10,064         10.7%   $   15,455         12.7%   $   22,680        18.5%
Commercial real
   Estate                   10,035         12.2%        8,959          9.6%       11,221          9.2%       11,782         9.7%
Real estate
   Construction              5,602          6.8%        5,824          6.2%       11,141          9.1%        8,874         7.2%
Real estate mortgage        26,624         32.5%       31,456         33.6%       39,891         32.6%       38,673        31.5%
Leases                          --          0.0%          471          0.5%        2,405          2.0%        8,745         7.1%
Installment                 29,163         35.6%       36,916         39.4%       41,951         34.4%       31,954        26.0%
                        ----------   ----------    ----------   ----------    ----------   ----------    ----------  ----------
Subtotal                    82,018        100.0%       93,690        100.0%      122,064        100.0%      122,708       100.0%
Less:
Unearned discount             (594)                    (1,110)                    (1,722)                    (1,649)
Net deferred loan
   fees & costs                (32)                         4                         95                         32

                                                           As of
                          As of December 31,           September 30,
                        -----------------------   ------------------------
(dollars in thousands)            1999                      2000
                        -----------------------   ------------------------
Commercial              $   27,576         19.0%  $   33,864         20.1%
Commercial real
   Estate                   23,718         16.3%      35,315         20.9%
Real estate
   Construction              9,035          6.2%       7,698          4.6%
Real estate mortgage        35,411         24.4%      36,867         21.9%
Leases                       6,212          4.3%       4,270          2.5%
Installment                 43,212         29.8%      50,617         30.0%
                        ----------   ----------   ----------   ----------
Subtotal                   145,164        100.0%     168,631        100.0%
Less:
Unearned discount             (696)                     (295)
Net deferred loan
   fees & costs                706                       980

                                                                                      As of
                                            As of December 31,                    September 30,
                        --------------------------------------------------------  -------------
(dollars in thousands)    1995        1996        1997        1998       1999         2000
                        ---------   ---------   ---------   ---------  ---------  -------------
Allowance for loan
   and lease losses          (810)       (897)     (1,705)     (2,081)    (2,148)      (2,383)
                        ---------   ---------   ---------   ---------  ---------  -------------
Total loans, net        $  80,582   $  91,687   $ 118,732   $ 119,010  $ 143,026    $ 166,933
                        =========   =========   =========   =========  =========  =============

        The following tables set forth the maturity distribution of commercial and real estate construction loans outstanding as of September 30, 2000 and December 31, 1999, which, based on remaining scheduled repayments of principal, were due within the periods indicated:

 September 30, 2000

                                                   AFTER ONE
                                       WITHIN      BUT WITHIN     AFTER
                                        ONE          FIVE         FIVE
(dollars in thousands)                  YEAR         YEARS        YEARS        TOTAL
                                       -------     ----------    -------      -------
Loans:
   Commercial loans                    $14,249      $11,217      $ 8,398      $33,864
   Real estate construction loans        6,295          601          802        7,698
                                       -------      -------      -------      -------
   Total:                              $20,544      $11,818      $ 9,200      $41,562
                                       =======      =======      =======      =======

Loans due after one year with:

Fixed rates                                           7,549        3,755
Variable rates                                        4,269        5,445
                                                    -------      -------
   Total                                            $11,818      $ 9,200
                                                    =======      =======



DECEMBER 31, 1999

                                              AFTER ONE   AFTER FIVE
                                  WITHIN     BUT WITHIN   BUT WITHIN
                                   ONE         FIVE        FIFTEEN
(dollars in thousands)            YEAR         YEARS        YEARS        TOTAL
                                 -------     ----------   ----------    -------
Loans:
   Commercial                    $10,490      $ 6,845      $10,241      $27,576
   Real estate construction        6,280        2,712           43        9,035
                                 -------      -------      -------      -------
      Total                      $16,770      $ 9,557      $10,284      $36,611
                                 =======      =======      =======      =======

Fixed                                         $ 4,717      $ 3,612
Variable                                        4,840        6,672
                                              -------      -------
   Total                                      $ 9,557      $10,284
                                              =======      =======


        The majority of Tehama Bank's loans are direct loans made to individuals, local businesses and agri-businesses. Direct loans are originated at each of Tehama Bank's branch offices and by various loan specialists who cover Tehama Bank's entire service area. Tehama Bank also purchases installment loan contracts for the purchase of new and used automobiles from area automobile dealers and originates loans for the purchase of manufactured homes for sale to third parties. Tehama Bank relies substantially on local promotional activity, and personal contacts by bank officers, directors and employees to compete with other financial institutions. Tehama Bank makes loans to borrowers whose applications include a sound purpose, a viable repayment source and a plan of repayment established at inception and generally backed by a secondary source of repayment. Commercial loans are diversified as to industries and types of business, with no material industry or specific borrower concentrations. These loans are generally made to small and mid-size businesses and professionals. Commercial loans consist of credit lines for operating needs, loans for equipment purchases, working capital, and various other business loan products. Most of these loans have floating rates with the majority tied to Tehama Bank's reference rate, which is set based on the prime rate established by Tehama Bank's primary correspondent bank. The primary source of repayment on most commercial loans is cash flow from primary business operations. Collateral in the form of real estate, cash deposits, accounts receivable, inventory, equipment or other financial instruments is often obtained as a secondary source of repayment. Leases are secured by equipment and, while sold to Tehama Bank, are serviced by Tehama Bancorp's jointly owned leasing company, Bancorp Financial Services. Interest recorded on these leases is reflected in Tehama Bank's interest income category.

        Installment loans include a range of traditional consumer loan products offered by Tehama Bancorp such as personal lines of credit and loans to finance purchases of autos, boats, recreational vehicles, mobile homes and various other consumer items. The construction loans are generally composed of commitments to customers within Tehama Bancorp's service area for construction of both commercial properties and single-family residences. Other real estate loans consist primarily of loans to Tehama Bank's depositors secured by first trust deeds on commercial and residential properties typically with short-term maturities and original loan to value ratios not exceeding 75%. Average loans in 1999 were $130.6 million representing an increase of $9.4 million or 7.7% over 1998. Average loans of $121.2 million in 1998 represented an increase of $12.1 million or 11.1% from $109.1 million in 1997.

Risk Elements

        Tehama Bancorp assesses and manages credit risk on an ongoing basis through stringent credit review and approval policies, extensive internal monitoring and established formal lending policies. Additionally, Tehama Bancorp contracts with an outside loan review consultant to periodically grade new loans and to review the existing loan portfolio. Management believes its ability to identify and assess risk and return characteristics of Tehama Bancorp's loan portfolio is critical for profitability and growth. Management emphasizes credit quality in the loan approval process, active credit administration and regular monitoring. With this in mind, management has designed and implemented a comprehensive loan review and grading system that functions to continually assess the credit risk inherent in the loan portfolio. Ultimately, credit quality may be influenced by underlying trends in the economic and business cycles.

        Tehama Bancorp's business is concentrated in Tehama, Shasta, Glenn and Butte counties in California whose economy is highly dependent on the agricultural, timber and tourism industries. As a result, Tehama Bancorp lends money to individuals and companies dependent upon these industries.

        Tehama Bancorp monitors the effects of current and expected economic conditions and other factors on the collectibility of loans. When, in management's judgment, these loans are impaired, an appropriate provision for losses is recorded. In extending credit and commitments to borrowers, Tehama Bancorp generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrowers. Tehama Bancorp's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the credit-worthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. Tehama Bancorp secures its collateral by perfecting its interest in business or personal assets, obtaining deeds of trust, or outright possession among other means.

        Management believes that its lending policies and underwriting standards will tend to minimize losses in an economic downturn, however, there is no assurance that losses will not occur under such circumstances. Tehama Bank's loan policies and underwriting standards include, but are not limited to, the following: 1) maintaining a thorough understanding of Tehama Bank's service area and limiting investments outside of this area, 2) maintaining a thorough understanding of borrowers' knowledge and capacity in their field of expertise,
3) basing real estate construction loan approval not only on salability of the project, but also on the borrowers' capacity to support the project financially in the event it does not sell within the original projected time period, and 4) maintaining conforming and prudent loan to value and loan to cost ratios based on independent outside appraisals and ongoing inspection and analysis by Tehama Bank's lending officers. In addition, Tehama Bank strives to diversify the risk inherent in the portfolio by avoiding concentrations to individual borrowers and on any one project.

Nonaccrual, Past Due and Restructured Loans



        Tehama Bancorp's current policy is to cease accruing interest when a loan becomes 90-days past due as to principal or interest; when the full, timely collection of interest or principal becomes uncertain; or when a portion of the principal balance has been charged off, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, the accrued and uncollected interest receivable is reversed and the loan is accounted for on the cash or cost recovery method thereafter, until qualifying for return to accrual status. Generally, a loan may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan agreement or when the loan is both well secured and in process of collection. The following table sets forth nonaccrual loans and loans past due 90 days or more as of December 31, 1995, 1996, 1997, 1998 and 1999, and as of SEPTEMBER 30, 2000, respectively:

        Non-Performing Loans

                                                                                                               As of
                                                                    As of December 31,                      September 30,
                                                  ------------------------------------------------------    -------------
(dollars in thousands)                              1995        1996        1997        1998        1999        2000
                                                  ------      ------      ------      ------      ------      ------
Past due 90 days or more and still accruing:
   Real estate                                       $--      $  274      $   94      $   24      $   75      $1,390
   Commercial                                         --          --         164         536         516       1,377
   Installment and other                             128         203         424         117          26          49
                                                  ------      ------      ------      ------      ------      ------
    Total                                            128         477         682         677         617       2,816
                                                  ------      ------      ------      ------      ------      ------
Nonaccrual loans                                     136         123         595         254         751         365
                                                  ------      ------      ------      ------      ------      ------
   Total nonperforming loans                      $  264      $  600      $1,277      $  931      $1,368      $3,181
                                                  ======      ======      ======      ======      ======      ======
Interest foregone                                 $    4      $    4      $   29      $   45      $   70      $   28
                                                  ======      ======      ======      ======      ======      ======



        At September 30, 2000, the recorded investment in loans that are considered impaired was $89,000. Such impaired loans had a valuation allowance of $45,000. At December 31, 1999, the recorded investment in loans that are considered impaired was $259,000. Such impaired loans had a valuation allowance of $78,000. The recorded investment in impaired loans at December 31, 1998, was $1.4 million and the related allowance for loan and lease losses for these loans was $459,000. Tehama Bancorp recognized no interest income on impaired loans during these periods. There were no troubled debt restructurings or loan concentrations in excess of 10% of total loans not otherwise disclosed as a category of loans as of December 31, 1999. Management is not aware of any potential problem loans, which were accruing and current at December 31, 1999, where serious doubt exists as to the ability of the borrower to comply with the present repayment terms.

        The increase in loans past due 90 days or more and still accruing as of September 30, 2000, was attributable to one agricultural credit relationship in the aggregate amount of $2.1 million consisting of a combination of real estate and commercial loans. These loans were pending a restructure and refinancing at September 30, 2000, and were paid in full on October 6, 2000, from an unrelated third party lender.

Other Real Estate Owned

        Other real estate owned was $168,000, $36,000, $50,000 and $339,000 at
September 30, 2000, and December 31, 1999, 1998 and 1997, respectively.

Allowance for Loan and Lease Loss Activity

        The provision for loan and lease losses is based upon management's evaluation of the adequacy of the existing allowance for loans and leases outstanding. The allowance is increased by provisions charged to expense and reduced by loan charge-offs net of recoveries. Management determines an appropriate provision based upon the interaction of three primary factors: (1) the loan and lease portfolio growth in the period, (2) a comprehensive grading and review formula for total loans and leases outstanding, and (3) actual previous charge-offs. The allowance for loan and lease losses totaled $2.4 million or 1.42% of total loans and leases at September 30, 2000, compared to $2.1 million or 1.48% of total loans and leases at December 31, 1999, $2.1 million or 1.70% at December 31, 1998, and $1.7 million or 1.40% at December 31, 1997. The decrease in the allowance as a percentage of total loans since 1998 is primarily due to the increase in loan balances in a generally strong economic environment. It is the policy of management to maintain the allowance for loan and lease losses at a level adequate for losses inherent in the loan portfolio. Based on information currently available to analyze credit loss potential, including economic factors, overall credit quality, historical delinquency and a history of actual charge-offs, management believes that the credit loss provision and allowance is prudent and adequate. However, no prediction of the ultimate level of loans charged off in future years can be made with any certainty.

        The following table presents the activity within the allowance for loan and lease losses for the years ended December 31, 1995, 1996, 1997, 1998 and 1999, and for the nine month periods ended September 30, 1999 and September 30, 2000, respectively:

                                                                                                         Nine Months Ended
                                                        Year Ended December 31,                            September 30,
                                       -----------------------------------------------------------      --------------------
(dollars in thousands)                  1995         1996         1997         1998         1999         1999         2000
                                       -------      -------      -------      -------      -------      -------      -------
Balance, beginning of year             $   721      $   810      $   897      $ 1,705      $ 2,081      $ 2,081      $ 2,148
Provision charged to expense               330          570        1,705        1,113        1,325        1,025          700
                                       -------      -------      -------      -------      -------      -------      -------

Charge-offs:
   Real Estate                              --           --           --           --           --           --          (21)
   Commercial                              (87)        (131)         (42)        (168)      (1,089)      (1,029)        (226)
   Installment                            (163)        (407)        (937)        (794)        (349)        (308)        (295)
                                       -------      -------      -------      -------      -------      -------      -------
   Total Charge-offs                      (250)        (538)        (979)        (962)      (1,438)      (1,337)        (542)
                                       -------      -------      -------      -------      -------      -------      -------
Recoveries:
   Commercial                               --           16           --           73           89           35           --
   Installment                               9           39           82          152           91           75           77
                                       -------      -------      -------      -------      -------      -------      -------
   Total Recoveries                          9           55           82          225          180          110           77
                                       -------      -------      -------      -------      -------      -------      -------
Net Charge-offs                           (241)        (483)        (897)        (737)      (1,258)      (1,227)        (465)
                                       -------      -------      -------      -------      -------      -------      -------
Balance, end of period                 $   810      $   897      $ 1,705      $ 2,081      $ 2,148      $ 1,879      $ 2,383
                                       =======      =======      =======      =======      =======      =======      =======
Ratio of net charge-offs to average
loans outstanding (annualized)            0.30%        0.55%        0.82%        0.61%        0.96%        1.29%        0.39%

        The following table represents the allocation of the allowance for loan losses as of December 31, 1995, 1996, 1997, 1998, and 1999, and as of September 30, 2000, respectively. The table sets forth the allocation of the allowance for loan and lease losses by loan or lease type as of the dates specified. The allocation of individual categories of loans includes amounts applicable to specifically identified as well as unidentified losses inherent in that segment of the loan portfolio and will necessarily change whenever management determines that the risk characteristics of the loan portfolio have changed.

        Management believes that any breakdown or allocation of the allowance for loan and lease losses into loan categories lends an appearance of exactness which may not exist, in that the allowance is utilized as a single unallocated allowance available for all loans and undisbursed commitments. The allocation below should not be interpreted as an indication of the specific amounts or loan categories in which future charge-offs may occur:

                                                    As of December 31,                                            As of September 30
                    --------------------------------------------------------------------------------------------  ------------------
                         1995               1996               1997               1998               1999              2000
                    ----------------   ----------------   ----------------   ----------------   ----------------  ------------------
                             Percent            Percent           Percent             Percent            Percent           Percent
                    Amount  of Total   Amount  of Total   Amount  of Total   Amount  of Total   Amount  of Total  Amount   of Total
                    ------  --------   ------  -------    ------  -------    ------  -------    ------  -------   ------   -------
Commercial          $  170     21.0%   $  119     13.3%   $  187     11.0%   $  368     17.7%   $  816     38.0%   $1,316     55.2%
Real estate            189     23.3%      147     16.4%      520     30.5%      404     19.4%      228     10.6%      322     13.5%
Installment            451     55.7%      631     70.3%      998     58.5%    1,309     62.9%    1,104     51.4%      745     31.3%
                    ------   ------    ------   ------    ------   ------    ------   ------    ------   ------    ------   ------
  Total allowance   $  810    100.0%   $  897    100.0%   $1,705    100.0%   $2,081    100.0%   $2,148    100.0%   $2,383    100.0%
                    ======   ======    ======   ======    ======   ======    ======   ======    ======   ======    ======   ======

        Investment securities

        Tehama Bancorp maintains a securities portfolio consisting of U.S. Treasury, U.S. Government agencies and corporations, state and political subdivisions, asset-backed and other securities. An independent custodian holds investment securities in safekeeping. The provisions of Statement of Financial Accounting Standards No. 115 require, among other things, that certain investments in debt and equity securities be classified under three categories: securities held-to-maturity; trading securities; and securities available-for-sale. Securities classified as held-to-maturity are to be reported at amortized cost; securities classified as trading securities are to be reported at fair value with unrealized gains and losses included in operations; and securities classified as available-for-sale are to be reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of tax. If a security is sold, any gain or loss is recorded as a charge to earnings and the equity adjustment is reversed. At December 31, 1999, Tehama Bank held $26.8 million in securities classified as available-for-sale, compared with $34.3 million at year-end 1998. At December 31, 1999, unrealized gains of $1,000 and unrealized losses of $1.4 million, net of tax benefits of $561,000, related to these securities, was reflected in shareholders' equity, compared with $46,000 and $81,000, respectively, for year-end 1998, net of tax benefits of $14,000. Tehama Bancorp had $11.7 million of amortized cost in securities classified as held-to-maturity securities at December 31, 1999, compared with $12.9 million at year-end 1998.

        The following table sets forth the maturity distribution and estimated market value of securities available-for-sale and the weighted-average yields of these securities as of September 30, 2000, and December 31, 1999:

 SEPTEMBER 30, 2000

Securities                                                After One But            After Five But
Available-for-Sale (1)           Within One Year        Within Five Years         Within Ten Years         After Ten Years
                             ---------------------    ----------------------   ---------------------    ----------------------
(dollars in thousands)        Amount       Yield        Amount      Yield       Amount       Yield       Amount       Yield
                             ---------   ---------    ---------    ---------   ---------   ---------    ---------    ---------
U.S. government agencies     $      --          --    $   9,236        5.62%   $      --          --    $      --           --
Tax-exempt municipals               --          --           --           --          --          --          184         7.33%
                             ---------   ---------    ---------    ---------   ---------   ---------    ---------    ---------
Totals                       $      --          --    $   9,236        5.62%   $      --          --    $     184         7.33%
                             =========   =========    =========    =========   =========   =========    =========    =========
Securities not due at
 a Single maturity date:
    Mortgage backed
      securities             $   9,440        6.39%
    Collateralized
      mortgage obligations   $   6,778        5.98%


Securities
Available-for-Sale (1)               Total
                            ---------------------
(dollars in thousands)        Amount       Yield
                            ---------   ---------
U.S. government agencies    $   9,236        5.62%
Tax-exempt municipals             184        7.33%
                            ---------   ---------
Totals                      $   9,420        5.65%
                            =========   =========
Securities not due at
 a Single maturity date:
    Mortgage backed
      securities
    Collateralized
      mortgage obligations

Securities                                                After One But            After Five But
Available-for-Sale(1)            Within One Year        Within Five Years         Within Ten Years         After Ten Years
                             ---------------------    ----------------------   ---------------------    ----------------------
(dollars in thousands)        Amount       Yield        Amount      Yield       Amount       Yield       Amount       Yield
                             ---------   ---------    ---------    ---------   ---------   ---------    ---------    ---------
    Federal Reserve
      Bank Stock             $     367        6.00%
    Federal Home Loan
      Bank Stock             $     584        8.09%
    Other                    $     135        6.14%


Securities
Available-for-Sale(1)            Total
                        ---------------------
(dollars in thousands)    Amount       Yield
                        ---------   ---------
    Federal Reserve
      Bank Stock
    Federal Home Loan
      Bank Stock
    Other

(1) Yields calculated on nontaxable securities have been adjusted for tax equivalents effects.


DECEMBER 31, 1999

Securities                                                    After One But           After Five But
Available-for-Sale(1)             Within One Year           Within Five Years         Within Ten Years          After Ten Years
                             -----------------------    -----------------------    -----------------------  -----------------------
(dollars in thousands)         Amount        Yield        Amount       Yield         Amount      Yield       Amount       Yield
                             ----------   ----------    ----------   ----------    ----------   ----------  ----------   ----------
U.S. government agencies     $       --           --    $    9,165         5.62%   $       --           --  $       --           --
Tax-exempt municipals                --           --            --           --            --           --         174         7.33%
                             ----------   ----------    ----------   ----------    ----------   ----------  ----------   ----------
Totals                       $       --           --    $    9,165         5.62%   $       --           --  $      174         7.33%
                             ==========   ==========    ==========   ==========    ==========   ==========  ==========   ==========
Securities not due at
 a Single maturity date:

    Mortgage backed
      securities             $    9,773         6.39%
    Collateralized
      mortgage obligations   $    6,695         5.98%
    Federal Reserve
      Bank Stock             $      367         6.00%
    Federal Home Loan
      Bank Stock             $      616         4.80%

Securities
Available-for-Sale(1)                Total
                            -----------------------
(dollars in thousands)       Amount         Yield
                            ----------   ----------
U.S. government agencies    $    9,165         5.62%
Tax-exempt municipals              174         7.33%
                            ----------   ----------
Totals                      $    9,339         5.65%
                            ==========   ==========
Securities not due at
 a Single maturity date:

    Mortgage backed
      securities
    Collateralized
      mortgage obligations
    Federal Reserve
      Bank Stock
    Federal Home Loan
      Bank Stock

(1) Yields calculated on nontaxable securities have been adjusted for tax equivalents effects.

        The following table sets forth the maturity distribution and amortized cost of securities held-to-maturity as of September 30, 2000 and December 31, 1999, and weighted average yields of such securities:

SEPTEMBER 30, 2000

Securities                                         After One But       After Five But
Held-to-Maturity             Within One Year     Within Five Years    Within Ten Years      After Ten Years           Total
                            -----------------    -----------------    -----------------    -----------------    ----------------
(dollars in thousands)      Amount     Yield     Amount     Yield     Amount     Yield     Amount     Yield     Amount     Yield
                            -------   -------    -------   -------    -------   -------    -------   -------    -------    -----
Obligations of state and
   political subdivisions   $ 1,371      7.35%   $ 5,755      7.61%   $ 3,865      7.32%   $   300      6.21%   $11,291     7.44%

DECEMBER 31, 1999

Securities                                         After One But       After Five But
Held-to-Maturity             Within One Year     Within Five Years    Within Ten Years      After Ten Years           Total
                            -----------------    -----------------    -----------------    -----------------    -----------------
(dollars in thousands)      Amount     Yield     Amount     Yield     Amount    Yield      Amount    Yield      Amount     Yield
                            -------   -------    -------   -------    -------   -------    -------   -------    -------   -------
Obligations of state and
   political subdivisions   $   525      8.04%   $ 4,438      7.51%   $ 5,776      7.50%   $   984      6.85%   $11,723      7.47%

        The following table is a comparison of the amortized cost and approximate fair value of the securities portfolio as of December 31, 1997, 1998 and 1999, and as of September 30, 2000, respectively:


                                                                 December 31,                                   September 30,
                                     --------------------------------------------------------------------   ---------------------
                                              1997                   1998                   1999                    2000
                                     --------------------    --------------------   ---------------------   ---------------------
                                     Amortized     Fair      Amortized     Fair     Amortized       Fair    Amortized       Fair
(dollars in thousands)                 Cost        Value       Cost        Value      Cost         Value       Cost        Value
                                     ---------    -------    ---------    -------   ---------     -------   ---------     -------
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies          $17,065     $17,079     $16,211     $16,217     $ 9,507     $ 9,165     $ 9,505     $ 9,236
Obligations of states and
   political subdivisions              10,970      11,270      12,999      13,348      11,922      11,784      11,490      11,486
Commercial paper                           --          --       5,989       5,981          --          --          --          --
Mortgage backed securities                 --          --      10,992      10,958      10,525       9,773       9,940       9,440
Collateralized mortgage
   obligations                             --          --          --          --       7,004       6,695       6,997       6,778
Other securities                          375         375         936         936         984         984         951         951
                                      -------     -------     -------     -------     -------     -------     -------     -------
Total investment
   securities                         $28,410     $28,724     $47,127     $47,440     $39,942     $38,401     $38,883     $37,891
                                      =======     =======     =======     =======     =======     =======     =======     =======

Deposits

        Deposits represent Tehama Bank's primary source of funds for investment. Deposits are primarily core deposits in that they are demand, savings, and time deposits generated from local businesses and individuals. These sources are considered to be relatively more stable, long-term deposit relationships thereby enhancing steady growth of the deposit base without major fluctuations in overall deposit balances. Tehama Bank normally experiences a seasonal decline in deposits in the first quarter of each year. In order to assist in meeting its funding needs, Tehama Bank maintains an unsecured borrowing arrangement with a correspondent bank in the amount of $7.5 million. During 1998, Tehama Bank applied for, and was accepted as a member of the Federal Home Loan Bank of San Francisco (the "FHLB"). At September 30, 2000, Tehama Bank held stock in the FHLB which would allow Tehama Bank to borrow up to 25% of Tehama Bank's total assets using various loans or securities as collateral. The following table presents the composition of the deposit mix at December 31, 1997, 1998 and 1999, and September 30, 2000, respectively.

                                                                                                     As of
                                                   As of December 31,                            September 30,
                             -------------------------------------------------------------     ------------------
(dollars in thousands)              1997                 1998                   1999                  2000
                             -----------------     -----------------     -----------------     -----------------
Non-interest bearing:
   Demand                    $ 34,810     22.8%    $ 39,191     21.7%    $ 50,686     26.9%    $ 51,322     24.5%
Interest-bearing:
   Savings                     14,076      9.2       14,815      8.2       15,575      8.3       39,719     18.9
   Money market                25,415     16.7       39,790     22.1       37,554     19.9       29,714     14.2
   NOW accounts                10,365      6.8       12,831      7.1       13,508      7.2       12,011      5.7
   Time, $100,000 or more      13,173      8.6       15,569      8.6       15,238      8.1       25,083     12.0
Other time                     54,832     35.9       58,325     32.3       55,906     29.6       51,942     24.8
                             --------    -----     --------    -----     --------    -----     --------    -----
Total interest-bearing
   deposits                   117,861     77.2      141,320     78.3      137,781     73.1      158,469     75.5
                             --------    -----     --------    -----     --------    -----     --------    -----
Total deposits               $152,671    100.0%    $180,511    100.0%    $188,467    100.0%    $209,791    100.0%
                             ========    =====     ========    =====     ========    =====     ========    =====

        The following table represents maturities of time deposits at September 30, 2000, and December 31, 1999:

                                            As of December 31, 1999                     As of September 30, 2000
                                   -------------------------------------------  -------------------------------------------
                                              Over     Over                               Over     Over
                                              Three     One                     Three     Three     One
                                   Three     Through  Through   Over            Months   Through  Through  Over
                                   Months    Twelve    Three   Three              or     Twelve    Three   Three
(dollars in thousands)             or Less   Months    Years   Years    Total    Less    Months    Years   Years    Total
                                   -------   -------  -------  -----   -------  -------  -------  -------  -----   -------
Maturities of time deposits:
   $100,000 or more                $ 3,224   $11,047   $3,967   $--    $15,238  $ 6,635  $17,816   $  632   $--    $25,083
                                   =======   =======   ======   ===    =======  =======  =======   ======   ===    =======
   Other time                      $17,466   $34,460   $3,958   $22    $55,906  $17,974  $30,067   $3,888   $13    $51,942
                                   =======   =======   ======   ===    =======  =======  =======   ======   ===    =======

Off-Balance Sheet Items

        Tehama Bank has certain ongoing commitments under operating leases. These commitments do not significantly impact operating results. Tehama Bank has not entered into any contracts for financial derivative instruments such as futures, swaps, options etc. As of December 31, 1999, commitments to extend credit were the only financial instruments with off-balance sheet risk. Loan commitments increased to $27.1 million from $17.8 million at December 31, 1998, and standby letters of credit increased to $285,000 from $144,000 at December 31, 1998. The commitments represent 18.9% of total loans at year end 1999 versus 14.7% in 1998.

Liquidity

        Liquidity management refers to Tehama Bancorp's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its clients. Both assets and liabilities contribute to Tehama Bancorp's liquidity position. Short-term borrowing arrangements, short-term investments and securities, and loan repayments contribute to liquidity, along with deposit increases, while loan funding and deposit withdrawals decrease liquidity. Tehama Bank assesses the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions and individual client funding needs. Commitments to fund loans and outstanding standby letters of credit at September 30, 2000, were approximately $27.9 million and at December 31, 1999, were approximately $27.4 million. Such loans relate primarily to revolving lines of credit and other commercial loans, and to real estate construction loans. Tehama Bancorp's sources of liquidity consist of overnight funds sold to correspondent banks, unpledged marketable investments, a Federal funds line of credit with a correspondent bank, a line of credit with the Federal Home Loan Bank of San Francisco backed by a pledge of marketable investments, and loans held for sale. Additional liquidity can be obtained through new borrowings from the Federal Home Loan Bank of San Francisco secured by a pledge of eligible real estate loans or sales of eligible real estate loans or the guaranteed portion of government guaranteed loans in the secondary market, promotional activities to attract new deposit accounts within Tehama Bank's market areas, increasing interest-bearing deposit accounts by offering higher rates of interest, and raising deposits, primarily time certificates deposit, outside Tehama Bank's market area through use of brokered certificates of deposit or the use of national certificate of deposit quotation services. Tehama Bank has not obtained brokered certificates of deposit in the past and does not currently have any brokered certificates of deposits on its books.

        A common measurement of liquidity for banks is the ratio of loans to deposits. Tehama Bank's target range for this ratio is 70-80%. The lower this ratio, the higher Tehama Bank's liquidity, but at the cost of fewer assets in the loan category, which is the highest yielding earning asset. This ratio for Tehama Bank was 80.7% as of September 30, 2000, compared to 77.0% as of December 31, 1999, 67.1% as of December 31, 1998, and 77.8% as of December 31, 1997.
Management monitors the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions, pending new loan fundings and individual customer needs.

        The principal cash requirements of Tehama Bancorp are for expenses incurred in the support of administration and operations of Tehama Bank. For nonbanking functions, Tehama Bancorp is dependent upon the payment of cash dividends by Tehama Bank to service its commitments. Tehama Bancorp expects that the cash dividends paid by Tehama Bank to Tehama Bancorp will be sufficient to meet this payment schedule.

Capital Resources

        Tehama Bancorp and Tehama Bank are subject to various minimum capital requirements as defined by regulation. The current and projected capital position of Tehama Bancorp and the impact of capital plans and long-term strategies are reviewed regularly by management. Tehama Bancorp's capital position represents the level of capital available to support continued operations and expansion. Tehama Bancorp's primary capital resource is shareholders' equity, which increased $927,000 or 5.2% from the previous year end, and in 1998 increased $1.8 million or 11.3% from December 31, 1997. The ratio of total risk-based capital to risk-adjusted assets was 13.1% at September 30, 2000, compared to 13.9% at December 31, 1999, 14.9% at December 31, 1998,
and 13.9% at December 31, 1997. Tier 1 risk-based capital to risk-adjusted assets was 11.9% at September 30, 2000, compared to 12.6% at December 31, 1999, 13.6% at December 31, 1998 and 12.7% at December 31, 1997.

        Federal regulation imposes upon all FDIC-insured financial institutions a variable system of risk-based capital guidelines designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally. Under the Federal Reserve Board's risk-based capital guidelines, Tehama Bancorp (on a consolidated basis) and Tehama Bank under FDIC guidelines are required to maintain total risk-based capital equal to at least 8% of risk-weighted assets. Assets and off-balance sheet items are categorized by the guidelines according to risk, and certain assets considered to present less risk than others permit maintenance of capital at less than the 8% ratio. The guidelines establish two categories of qualifying capital: Tier 1 capital comprising core capital elements, and Tier 2 comprising supplementary capital requirements. At least one-half of the required capital must be maintained in the form of Tier 1 capital. For Tehama Bank and Tehama Bancorp, Tier l capital includes only common stockholders' equity and retained earnings, but qualifying perpetual preferred stock would also be included without limit if Tehama Bancorp or Tehama Bank were to issue such stock. Tier 2 capital includes, among other items, certain types of intermediate term and perpetual preferred stock, mandatory convertible debt securities, subordinated debt and a limited amount of the allowance for loan and lease losses.

        The guidelines also require all insured institutions to maintain a minimum leverage ratio of 3% Tier 1 capital to total average assets (the "leverage ratio"). The Federal Reserve Board emphasizes that the leverage ratio constitutes a minimum requirement for the most well-run banking organizations. All other banking organizations are required to maintain a minimum leverage ratio ranging generally from 4% to 5%. Tehama Bancorp's and Tehama Bank's required minimum leverage ratio is 4%.

        Federal regulations require that insured banks with significant "trading activity" adjust their risk-based capital calculations in order to maintain adequate capital against such market risk exposures as changes in the general level of interest rates, equity prices, foreign exchange rates and commodity prices. Tehama Bank currently has no trading assets or liabilities. However, the Uniform Financial Institutions Rating System (the "CAMELS" system) applicable to Tehama Bank has included for all bank regulatory examinations since 1997 a rating for sensitivity to market risk. Ratings in this category are intended to reflect the degree to which changes in interest rates, foreign exchange rates, commodity prices or equity prices may adversely affect an institution's earnings and capital.

        Prompt Corrective Action Regulations (the "PCA Regulations") of the federal bank regulatory agencies establish five capital categories in descending order (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized), assignment to which depends upon the institution's total risk-based capital ratio, Tier 1 risk-based capital ratio, and leverage ratio. Institutions classified in one of the three undercapitalized categories are subject to certain mandatory and discretionary supervisory actions, which include increased monitoring and review, implementation of capital restoration plans, asset growth restrictions, limitations upon expansion and new business activities, requirements to augment capital, restrictions upon deposit gathering and interest rates, replacement of senior executive officers and directors, and requiring divestiture or sale of the institution. Tehama Bank has been classified as a well-capitalized bank since adoption of the PCA Regulations.

        The Board of Governors and other federal banking agencies have adopted a revised minimum leverage ratio for bank holding companies as a supplement to the risk-weighted capital guidelines. The old rule established a 3% minimum leverage standard for well-run banking organizations (bank holding companies and banks) with diversified risk profiles. Banking organizations which did not exhibit such characteristics or had greater risk due to significant growth, among other factors, were required to maintain a minimum leverage ratio 1% to 2% higher. The old rule did not take into account the implementation of the market risk capital measure set forth in the federal regulatory agency capital adequacy guidelines. The revised leverage ratio establishes a minimum Tier 1 ratio of 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weaknesses, a high risk profile, or are undergoing or anticipating rapid growth. The old rule remains in effect for banks, however, the federal regulatory agencies are currently continuing work on a revised leverage rule for banks. The risk-based capital ratios decreased in 1999 as the growth in total assets outpaced the increase in equity. Capital increased by $2.2 million from income, $602,000 from the exercise of stock options, and related tax benefit, and decreased $237,000 from the retirement of common stock through a common stock repurchase program and $854,000 from the payment of a cash dividend. Capital ratios are reviewed on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet Tehama Bancorp's future needs. All ratios are in excess of the regulatory definition of "well capitalized."

Disclosure of Fair Value

        Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Investments," requires the disclosure of fair value of most financial instruments, whether recognized or not recognized in the financial statements. The intent of presenting the fair values of financial instruments is to depict the market's assessment of the present value of net future cash flows discounted to reflect both current interest rates and the market's assessment of the risk that the cash flows will not occur. In determining fair values, Tehama Bancorp used the carrying amount for cash, short-term investments, accrued interest receivable, short-term borrowings and accrued interest payable as all of these instruments are short term in nature. Securities are reflected at quoted market values. Loans and deposits have a long term time horizon which requires more complex calculations for fair value determination. Loans are grouped into homogeneous categories and broken down between fixed and variable rate instruments. Loans with a variable rate, which reprice immediately, are valued at carrying value. The fair value of fixed rate instruments is estimated by discounting the future cash flows using current rates. Credit risk and repricing risk factors are included in the current rates. Fair value for nonaccrual loans is reported at carrying value and is included in the net loan total. Since the allowance for loan and lease losses exceeds any potential adjustment for nonaccrual valuation, no further valuation adjustment has been made. Demand deposits, savings and certain money market accounts are short term in nature so the carrying value equals the fair value. For deposits that extend over a period in excess of four months, the fair value is estimated by discounting the future cash payments using the rates currently offered for deposits of similar remaining maturities. At 1999 year end, the fair values calculated on Tehama Bank's assets are .84% below the carrying values versus 1.46% above the carrying values at year end 1998. The change in the calculated fair value percentage relates to the securities and loan categories and is the result of changes in interest rates in 1999.

Inflation

        The impact of inflation on a financial institution differs significantly from that exerted on manufacturing or other commercial concerns, primarily because its assets and liabilities are largely monetary. In general, inflation primarily affects Tehama Bancorp indirectly through its effect on the ability of its customers to repay loans, or its impact on market rates of interest, and thus the ability of Tehama Bank to attract loan customers. Inflation affects the growth of total assets by increasing the level of loan demand, and potentially adversely affects Tehama Bancorp's capital adequacy because loan growth in inflationary periods may increase more rapidly than capital. Interest rates in particular are significantly affected by inflation, but neither the timing nor the magnitude of the changes coincides with changes in the Consumer Price Index, which is one of the indicators used to measure the rate of inflation. Adjustments in interest rates may be delayed because of the possible imposition of regulatory constraints. In addition to its effects on interest rates, inflation directly affects Tehama Bancorp by increasing Tehama Bancorp's operating expenses. In management's opinion, the effect of inflation during the three-year period ended December 31, 1999, has not been significant to Tehama Bancorp's financial position or results of operations.

Asset/Liability Management

        The goal for managing the assets and liabilities of Tehama Bank is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing Tehama Bank to undue interest rate risk. The board of directors has overall responsibility for Tehama Bancorp's interest rate risk management policies. Tehama Bank has an Asset/Liability Management Committee
(ALCO) which establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

        Generally, asset/liability management is a comprehensive integrated process for overall financial management. The major purpose of asset/liability management is to ensure that Tehama Bank's primary financial objectives, profitability, capital adequacy, risk tolerance, and liquidity are achieved. Through asset/liability management, Tehama Bank develops a methodology, which can be used to optimize the critical risk/return tradeoff that the institution faces in pricing, maturity selection, funds allocation, and other decisions every day. Correct asset liability management enables Tehama Bank to achieve earnings which are adequate and consistent, thereby enabling the achievement of profitability and risk objectives. The primary capital objective is capital preservation, which is achieved by controlling interest rate and credit-related risk exposure, and by the retention of earnings. Tehama Bank will also strive to ensure that each dollar of capital is optimally leveraged. Tehama Bank's asset/liability management program consists of four major disciplines: interest rate risk management, net interest margin/spread management, capital management, and liquidity management. The formal integration of these inter-related areas into an effective asset/liability management program that includes a process of planning, organizing, and controlling all of Tehama Bank's financial resources will enable Tehama Bank to achieve a planned net interest margin over time within acceptable risk levels. Tehama Bancorp's asset/liability management policy is designed to ensure that Tehama Bank is managed to provide adequate liquidity, maintain adequate capital, and, provide a satisfactory and consistent level of profits, within suitable interest rate risk constraints.

        Activities involved in asset/liability management include but are not limited to lending, accepting and placing deposits, investing in securities and issuing debt. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin under changing interest environments.

                           BUSINESS OF TEHAMA BANCORP

General

        Tehama Bancorp was organized as a California corporation in January 1997 for the purpose of reorganizing Tehama Bank as the wholly-owned subsidiary of Tehama Bancorp. This transaction was approved by the shareholders of Tehama Bank at the 1997 Annual Meeting of Tehama Bank, and was made effective as of the close of business June 30, 1997. Tehama Bancorp is registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") as a bank holding company under the Bank Holding Company Act of 1956, as amended, and reports annually to and is examined by the Federal Reserve Board. The common stock of Tehama Bancorp is registered with the Securities and Exchange Commission (the "SEC") pursuant to section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Tehama Bancorp files periodic reports and proxy materials with the SEC pursuant to sections 13 and 14 of the Exchange Act.

        Tehama Bank is Tehama Bancorp's only consolidated subsidiary. Aside from engaging indirectly in the business conducted by Tehama Bank, which was incorporated March 15, 1984, and commenced banking operations on August 30, 1984, Tehama Bancorp engages in leasing activities through Bancorp Financial Services, of which it is the owner of a one-half interest.

Offices

        The headquarters of Tehama Bank and Tehama Bancorp are located at 239 South Main Street, Red Bluff, California. The main office of Tehama Bank is located at 333 Main Street, Red Bluff, California, and branch offices are located at 7843 Highway 99E, in the unincorporated community of Los Molinos, Tehama County; at 2025 Pillsbury Road, Chico, Butte County; at 301 Walker Street, Orland, Glenn County; at 160 North Butte Street, Willows, Glenn County, and 1770 Pine Street, Redding, Shasta County.

        Tehama Bank's main office in Red Bluff and its Chico, Orland, Willows and Redding offices all maintain the same lobby hours (9:00 A.M. through 5:00 P.M., Monday through Thursday, and 9:00 A.M. through 6:00 P.M. on Fridays). Tehama Bank's Los Molinos office maintains lobby hours of 9:00 A.M. through 4:00 P.M., Monday through Thursday, and 9:00 A.M. through 5:00 P.M. on Friday. The Red Bluff, Chico, Orland and Willows offices also maintain drive-up windows for transactions during the hours of 8:00 A.M. through 5:30 P.M., Monday through Thursday, and 8:00 A.M. through 6:00 P.M. on Friday. The Redding office maintains a drive-up window for transactions during the hours of 8:00 A.M. through 5:00 P.M., Monday through Thursday, and 8:00 A.M. through 6:00 P.M. on Friday. Additionally, ATMs are available at the Red Bluff, Chico, Orland, Willows and Redding offices. The Los Molinos office does not have either a drive-up window or an ATM.

Services

        Tehama Bank conducts a commercial banking business including accepting demand, savings and time deposits, issuing letters of credit, and making commercial, real estate, and consumer loans. It also offers installment note collection, issues cashier's checks, sells traveler's checks, acts as a licensed merchant bankcard sales clearer, and provides the following: 24-hour automated teller service, bank-by-mail and night depository services, safe deposit boxes, and other customary banking services. Most of Tehama Bank's customers are individuals and small businesses. Tehama Bank serves as a merchant processor, under contract with a third party, for processing credit card transactions of selected merchants. Tehama Bank also provides cash and cash services to selected privately-owned ATMs.


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
        Tehama Bank is a member bank of the Federal Reserve System, and the accounts of its depositors are insured by the FDIC to the maximum amount provided by law. Tehama Bank does not offer trust services or international banking services and does not plan to do so in the near future.

Leasing Activities

        During 1996, Tehama Bank entered into a joint venture with Humboldt Bank to organize and share equally in a subsidiary leasing company. Bancorp Financial Services was organized as a California corporation on November 25, 1996, and Tehama Bank and Humboldt each contributed $2 million towards its capitalization as of January 2, 1997. Effective April 1, 1998 Tehama Bank transferred its interest in Bancorp Financial Services to Tehama Bancorp. Tehama Bank extends credit to Bancorp Financial Services and purchases (on a non-recourse basis) leases originated by Bancorp Financial Services, both of which types of transactions provide additional funding for its operations. Bancorp Financial Services' offices are located at 2540 Venture Oaks, in Sacramento, California. Bancorp Financial Services engages in equipment leasing in the so-called "small ticket" segment of the industry, which generally includes leases of $100,000 or less. Bancorp Financial Services' business plan is to acquire such leases from independent lessors or brokers through brokerage or discount, to service them and, at predetermined intervals, package and resell them to investors. Income to Tehama Bancorp is generated through spreads on its lease portfolio, gains on sales, and ongoing fees and charges. Bancorp Financial Services' board of directors includes Chief Executive Officer Kevin D. Cochrane, three members from the Humboldt Bancorp board of directors and three members from the Tehama Bancorp board of directors. Humboldt Bancorp and Tehama Bancorp intend to sell all or substantially all of their interests in Bancorp Financial Services. See "Business of Humboldt Bancorp - Bancorp Financial Services."

Lending Activities

        As of the close of business on December 31, 1999, Tehama Bank's loan portfolio consisted of $68.1 million in real estate loans (including $9.0 million in real estate construction loans and $23.7 million in commercial real estate loans), $33.8 million in commercial loans (including $6.2 million in commercial leases), and $43.2 million in installment loans to individuals for household, family and other personal expenditures. Comparable segments of the loan portfolio as of December 31, 1998, were carried at values of $59.3 million, $31.4 million, and $31.9 million, respectively. As of December 31, 1997, Tehama Bank's portfolio consisted of $62.3 million in real estate loans (including $8.9 million in real estate construction loans), $17.9 million in commercial loans (including $2.4 million in commercial leases), and $42.0 million in installment loans to individuals for household, family and other personal expenditures.

        As of December 31, 1999, 1998 and 1997, Tehama Bank had outstanding credit commitments (including standby letters of credit) of $27.4 million, $18 million and $17.5, respectively. Tehama Bank expects 40% of its commitments to lend as of December 31, 1999, will not be exercised within the year 2000.

        At December 31, 1999, Tehama Bank's loan limit to individual customers for unsecured loans was $2.5 million and the limit for unsecured and secured loans combined was $4.3 million. For customers desiring loans in excess of Tehama Bank's lending limits, Tehama Bank may loan on a participation basis, with its correspondent banks taking the amount of the loan in excess of Tehama Bank's lending limits. In other cases, Tehama Bank may refer such borrowers to larger banks or other lending institutions. No material portion of Tehama Bank's loans is concentrated within a single industry or group of related industries.

Deposits

        Approximately 48% of Tehama Bank's deposits are attracted from and around the city of Red Bluff. A material portion of Tehama Bank's deposits has not been obtained from a single person or a few persons, the loss of any one or more of which would have a materially adverse effect on the business of Tehama Bank. Furthermore, (1) the extent to which the business of Tehama Bank is seasonal is insignificant; (2) the importance of, and risks


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attendant to, foreign sources and applications of Tehama Bank's funds is negligible; and (3) Tehama Bank as of December 31, 1999, held $70,203 in United States agency deposits and $1.9 million in local agency deposits.

Employees

        At September 30, 2000, Tehama Bank employed 120 persons, including four executive officers and a total of 47 other officers. None of Tehama Bank's employees is presently represented by a union or covered under a collective bargaining agreement. Management of Tehama Bank believes that its employee relations are excellent.

Competition

        Tehama Bank's primary service areas include Tehama, Butte, Glenn and Shasta counties, and contain a total of 88 competitive banking offices, of which 37 are offices of major chain banking systems and 51 are offices of other independent banks. On June 30, 1999, amounts reported by state and federal agencies indicated that these banking offices held approximately $3.1 billion in total deposits, averaging approximately $35.2 million per office. The service areas also contain the offices of 11 savings and loan associations, with approximately $694 million in total deposits as of June 30, 1999.

        The banking business in California generally, and in Tehama Bank's primary service areas specifically, is highly competitive with respect to both loans and deposits and is dominated by a relatively small number of major banks with many offices operating over a wide geographic area. Among the advantages such major banks have over Tehama Bank are their ability to finance wide ranging advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Such banks offer certain services such as trust services and international banking which are not offered directly by Tehama Bank (but are offered indirectly through correspondent institutions) and, by virtue of their greater total capitalization (legal lending limits to an individual customer are limited to a percentage of a bank's total capital accounts), such banks have substantially higher lending limits than does Tehama Bank. Other entities, both governmental and private, seeking to raise capital through the issuance and sale of debt or equity securities, also provide competition for Tehama Bank in the acquisition of deposits.

        Commercial banks also compete with other types of financial institutions (savings associations and credit unions) and with other markets for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for available funds with money market instruments. In periods of high interest rates, such money market funds have provided substantial competition to banks for deposits, and it is anticipated they may continue to do so in the future.

        In order to compete with other financial institutions in its primary service areas, Tehama Bank relies principally upon (a) direct personal contact by officers, directors, employees and shareholders, (b) extended lobby hours, and (c) specialized promotions. Tehama Bank focuses its promotional activities on the advantages of dealing with an independent bank.

Properties

        Tehama Bank leases its Orland and Redding branch offices, and owns the land and buildings in which its Chico, Los Molinos and Willows branch offices are located. Tehama Bank leases from a director of Tehama Bank the building in which its Red Bluff branch office is located, leases the building in which its Red Bluff administrative headquarters is located and, subject to the ground lease described below, owns the building (adjacent to its administrative offices and operations center) in which its loan servicing operations are conducted. Tehama Bank's total rentals for premises and equipment for fiscal year 1999 were approximately $202,933 and its minimum future commitments under operating leases, as of December 31, 1999, totaled $1.3 million.

        Tehama Bank acquired the right to purchase its former head office in which its loan servicing operations are now conducted, by assignment in 1988 from two of Tehama Bank's directors, Orville Jacobs and John Koeberer.


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
The building, a two-story commercial building with approximately 7,700 square feet of space, was acquired for a price of $25,000. The assignment contains a right of first refusal in favor of Messrs. Jacobs and Koeberer whereby they have the right to repurchase the building from Tehama Bank in the event that Tehama Bank elects to sell, vacate or sublet the building to a party other than a financial institution. This right of first refusal has a term concurrent with the terms of the underlying ground lease. The ground lease provides for an initial term of eight (8) years that terminated on December 31, 1988. It further provides for four (4) additional options to extend the term of the ground lease for a period of eight (8) years each, or a total of 32 years. The base rent is to be adjusted during each extension term in accordance with the fair market rental value of the land as of the commencement of the applicable extension term. The current lease term, at a monthly rental of $2,310, expires December 31, 2004.

        Tehama Bank's administrative offices are leased for an initial term of ten years, and the lease further provides for one additional option to extend the term of the lease for a period of five years. The current lease term, at a monthly rental of $2,860, expires March 15, 2004.

        Tehama Bank's operations center is leased on a month-to-month basis, with a 60 day notice of termination requirement, for a monthly rental of $500.

        Tehama Bank acquired the Willows office at a combined value (land and building) of approximately $340,000 in connection with its 1997 acquisition of deposits and assets of Wells Fargo Bank branches located in Willows and Orland, California. The building area is approximately 6,400 square feet. The Orland office is a leased facility also acquired in connection with the Wells Fargo Bank transaction. Tehama Bank assumed existing leases on the building and adjacent parking lot with the second of three five-year options commencing August 1, 1997. Monthly payments on the building and lot leases are $2,210 and $350, respectively.

        Tehama Bank during 1999 moved its branch in Red Bluff to a building which, with an adjacent parking area, Tehama Bank leases from director Harry Dudley. The lease provides for an initial term of five years, and further provides for four additional options to extend the term of the lease for a period of five years each, or a total of 20 years. The current lease term, at a monthly rental of $2,900 for the building and $575 for the parking lot, expires August 1, 2004. The base monthly rents are to be increased by 2% for each successive twelve month period of the leases beginning in year two and continuing through year ten, encompassing the initial period and the first extension option period. Monthly lease payments in years eleven through twenty-five, encompassing the second through fourth extension option periods shall be negotiated each time the lease is extended.

        The Redding office is currently leased for an initial term of ten years, and further provides for two additional options to extend the term of the lease for a period of five years each, or a total of ten years. The current lease term, at a monthly rental of $7,454, expires July 15, 2008.

Legal Proceedings

        There are no material pending legal proceedings, other than ordinary, routine litigation incidental to Tehama Bancorp's and Tehama Bank's business, to which Tehama Bancorp or Tehama Bank is a party or of which any of their properties are subject.


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                  SUPERVISION AND REGULATION OF TEHAMA BANCORP

        Tehama Bancorp and Tehama Bank are extensively regulated under both federal and state laws and regulations, just as Humboldt Bancorp and its subsidiaries. For a general description of these laws and regulations, see "Supervision and Regulation of Humboldt Bancorp." Below are the results of specific applications of those laws to Tehama Bancorp and Tehama Bank.

Deposit Insurance Assessments

        Tehama Bank's deposit insurance assessment rate is at the lower end of the range (from $0 to $0.27 per $100 of deposits) imposed by the FDIC in 1995. Tehama Bank does not anticipate that its deposit insurance assessment for 2000 will differ materially from its assessment for 1999 ($18,236).

Capital Requirements

        As of December 31, 1999, Tehama Bancorp's and Tehama Bank's total risk-based capital ratios were approximately 13.9% and 12.0%, and their leverage ratios were approximately 9.4% and 7.9%, respectively. Tehama Bancorp's and Tehama Bank's required minimum leverage ratio is 4%. It is not expected that compliance with the risk-based capital guidelines or minimum leverage requirements will have a materially adverse effect on the business of Tehama Bancorp or Tehama Bank in the reasonably foreseeable future. Nor does Tehama Bank expect that its sensitivity to market risk will adversely affect its overall CAMELS rating.

        Tehama Bank has been classified as a well-capitalized bank since adoption of the Prompt Corrective Action Regulations.

Community Reinvestment Act

        Community Reinvestment Act ("CRA") regulations effective as of July 1, 1995, evaluate Tehama Bank's lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings. Tehama Bank has a current rating of "satisfactory" CRA compliance.

Safety and Soundness Standards

        Federal bank regulations establish for insured financial institutions safety and soundness standards for (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; and (7) excessive compensation. If an agency determines that an institution fails to meet any standard established by the guidelines, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. Agencies may elect to initiate enforcement action in certain cases where failure to meet one or more of the standards could threaten the safe and sound operation of the institution. Tehama Bank has not been and does not expect to be required to submit a safety and soundness compliance plan because of a failure to meet any of the safety and soundness standards.

The Financial Services Modernization Act of 1999

        Tehama Bancorp and Tehama Bank have not determined whether or when either of them may seek to acquire and exercise new powers or activities under the Financial Services Modernization Act of 1999, and the extent to which competition will change among financial institutions affected by the Act has not yet become apparent.


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                          MANAGEMENT OF TEHAMA BANCORP

        The following is a brief account of the business experience of each director.

       NAME                AGE           POSITION                                      BIOGRAPHICAL SKETCH
       ----                ---           --------                                      -------------------
Henry C. Arnest            59       Director of Tehama Bank             Mr. Arnest is Vice President of Sales and Marketing for
                                    since 1984; director of             the Alzeta Corporation, and was formerly Vice President
                                    Tehama Bancorp since                and General Manager for Northwestern Carbon.
                                    1997

Louis J. Bosetti           69       Director of Tehama Bank             Mr. Bosetti was the Superintendent of Schools for Tehama
                                    since 1984; director of             County from 1971 until retirement in 1991, and is
                                    Tehama Bancorp since                currently self-employed as an educational consultant.
                                    1997

Harry Dudley               69       Director of Tehama Bank             Mr. Dudley was Founder of Dudleys' Excavating, Inc., a
                                    since 1989; director of             construction company located in Gerber, California,
                                    Tehama Bancorp since                continuously for 45 years. He started Western Plastic,
                                    1997                                Inc., which built the first fiberglass septic tanks in the western United States. He was President and major
                                                                        stockholder of Countryside Cable, a cable television
                                                                        company, in central Tehama County. He has also been
                                                                        involved in the development of numerous commercial and
                                                                        residential real estate properties in the area and has
                                                                        been a director of the Red Bluff Roundup Association for
                                                                        15 years.

William P. Ellison         52       Director, Chief                     Mr. Ellison became President and Chief Executive Officer
                                    Executive Officer,                  of the Bank January 1, 1996, and from 1991 until that time
                                    President of Tehama Bank            served the Bank as Vice President and later Senior Vice
                                    since 1996; held same               President (Operations). Prior to joining the staff of
                                    positions with Tehama               Tehama Bank, Mr. Ellison was employed by Bank of America
                                    Bancorp since 1997                  for 21 years.

Dr. Garry D. Fish          55       Director of Tehama Bank             Dr. Fish has been engaged in the practice of optometry in
                                    since 1984; director of             Red Bluff since 1972.
                                    Tehama Bancorp since
                                    1997

Max M. Froome              50       Director of Tehama Bank             Mr. Froome was self-employed as a landscape contractor
                                    since 1984; director of             from 1978 to 1992 and currently is self-employed as a
                                    Tehama Bancorp since                broker of antiques.
                                    1997

       NAME                AGE           POSITION                                      BIOGRAPHICAL SKETCH
       ----                ---           --------                                      -------------------
Orville K. Jacobs          70       Director of Tehama Bank             Mr. Jacobs is retired and was a developer of real estate
                                    since 1984; director of             in Tehama County for 14 years, during which time he was
                                    Tehama Bancorp since                involved with commercial real estate ventures in Red Bluff
                                    1997                                and surrounding communities. He served as member of the
                                                                        Red Bluff Chamber of Commerce for 11 years, and was a
                                                                        founding Director of the Tehama Local Development Corp.
                                                                        Mr. Jacobs is presently on the advisory board for
                                                                        Celebrity City, and is owner of Antelope Service Center.

Gary C. Katz               50       Director of Tehama Bank             Mr. Katz is the Chairman and Chief Executive Officer of
                                    since 1984; director of             Katz Investments and former President and majority owner
                                    Tehama Bancorp since                of Phoenix Broadcasting, Inc.
                                    1997

John W. Koeberer           56       Chairman of the Board of            Mr. Koeberer is Chairman of the Board and is the President
                                    Tehama Bank since 1984;             and co-owner of three corporations: Urban Park
                                    Chairman of the Board of            Concessionaires, California Guest Services, Inc., and The
                                    Tehama Bancorp since                Picnic People, Inc., which operate park concessions at
                                    1997                                Lassen Volcanic National Park, Shasta Lake and numerous
                                                                        facilities in the San Francisco Bay Area. He is a member
                                                                        of the California Travel & Tourism Commission and serves
                                                                        on the boards of directors of both the United States
                                                                        Chamber of Commerce and the California State Chamber of
                                                                        Commerce. He is the Chairman of the Lassen Park Foundation
                                                                        and President of the California Parks Hospitality
                                                                        Association. He also serves on the board of directors of
                                                                        the San Francisco Visitor and Convention Bureau and the
                                                                        California Travel Industries Association.

Raymond C. Lieberenz       56       Director and secretary              Mr. Lieberenz is Secretary of the board, was formerly a
                                    of Tehama Bank since                licensed real estate broker and appraiser, and currently
                                    1984; director and                  teaches in the Tehama County Schools.
                                    secretary of Tehama
                                    Bancorp since 1997

       NAME                AGE           POSITION                                      BIOGRAPHICAL SKETCH
       ----                ---           --------                                      -------------------
Leslie L. Melburg          47       Director of Tehama Bank             Mr. Melburg is Senior Partner in charge of Design for
                                    since 1998; director of             Nichols, Melburg, Rossetto Architects, a forty-eight
                                    Tehama Bancorp since                person architectural firm with offices located in Redding,
                                    1998                                Chico, Sacramento and Fort Bragg. He has won a number of
                                                                        awards for design accomplishments and his projects have
                                                                        been published in trade and architecture periodicals. He
                                                                        is a director of numerous community organizations
                                                                        including the Redding Chamber of Commerce and actively
                                                                        participates in many other city and county organizations.

Gary L. Napier             59       Director of Tehama Bank             Mr. Napier is Vice Chairman of the Board and has been
                                    since 1984 and of Tehama            owner of Buffum and Napier Insurance Brokers since 1965.
                                    Bancorp since 1997; Vice            He is also the President of Torja Corporation, a private
                                    Chairman of Tehama Bank             investment company.
                                    since 1987 and of Tehama
                                    Bancorp since 1987

John D. Regh               47       Director of Tehama Bank             Mr. Regh is the President of Inland Business Machines
                                    and Tehama Bancorp since            Systems and Inland Leasing. Inland Business Machines was
                                    1998                                established in 1986 and is involved in the sales, service
                                                                        and financing of office equipment. He also serves on the
                                                                        boards of directors for the Chico Chamber of Commerce and
                                                                        Butte Creek Country Club.

Terence A. Rust            59       Director of Tehama Bank             Dr. Rust is a dentist engaged in the speciality practice
                                    since 1984; director of             of oral and maxillofacial surgery, and has maintained an
                                    Tehama Bancorp since                office in Redding since 1970.
                                    1997

                      TEHAMA BANCORP EXECUTIVE COMPENSATION

        The following table provides information concerning compensation of all executive officers of Tehama Bancorp who received, during any of the periods indicated, annual salary and bonus exceeding $100,000. All compensation was paid by Tehama Bank for services to Tehama Bank.

                           SUMMARY COMPENSATION TABLE

                                                          Annual Compensation
                                               --------------------------------------------
                                                                                   OTHER
                                                                                   ANNUAL
                                                                                 COMPENSATION       ALL OTHER
NAME                             YEAR           SALARY           BONUS(1)           ($)(2)        COMPENSATION(3)
----                             ----          --------         ---------        ------------     ---------------
William P. Ellison               1999          $125,000          $ 70,000          $  2,718          $  4,000
                                 1998          $120,000               -0-          $  2,356          $ 12,458
                                 1997          $126,600          $ 51,500          $  1,770          $ 27,575

W. Steven Gilman(4)              1999          $ 83,680          $ 17,500          $    736          $ 12,584
                                 1998          $ 81,000               -0-          $  2,231          $  4,081
                                 1997          $ 80,500          $ 20,000          $  1,191          $  4,325

Wayne N. Shaffer                 1999          $ 87,500          $ 21,500          $  1,740          $ 16,910
                                 1998          $ 75,000               -0-          $  1,769          $  7,809
                                 1997          $ 34,375               -0-               -0-               -0-

(1) Bonuses are indicated for the years upon which they are based, and are payable March of the succeeding year.

(2) Includes payment of insurance premiums, matching contributions to the employee stock ownership plan and use of an automobile.

(3) Includes amounts accrued pursuant to salary continuation agreements and, in the case of Mr. Ellison, director's fees of $9,000.

(4) Mr. Gilman, Tehama Bank's former Chief Administrative Officer, resigned his position on May 17, 2000.

Stock Option Plans

        The Tehama Bancorp 1994 Stock Option Plan (the "1994 Plan") was terminated for the purpose of granting new options on May 14, 1999, the effective date of the 1999 Stock Option Plan (the "1999 Plan") approved by the shareholders of Tehama Bancorp at the 1999 Annual Meeting of Shareholders. Options for 79,437 shares of Common Stock of Tehama Bancorp remain outstanding under the 1994 Plan.

        Under the 1999 Plan, nonstatutory (sometimes also called "non-qualified") options to purchase shares of Tehama Bancorp's Common Stock may be granted to employees, directors and consultants of Tehama Bancorp, and incentive options may be granted to employees. The 1999 Plan is administered by the board of directors, which selects the individuals to whom options will be granted, the type of option to be granted, the exercise price of each option, the number of shares covered by such option and the other terms and conditions of each option, including the vesting schedule. By terms of the 1999 Plan, each director of Tehama Bancorp was granted automatically on May 17, 1999, a five-year non-statutory option for 5,000 shares of Common Stock, exercisable at the price of $11.875 per share and vesting in increments of 1,000 shares immediately and on the first through the fourth anniversaries of the grant date.

        The exercise price of each option granted pursuant to the 1999 Plan ordinarily may not be less than one hundred percent (100%) of the fair market value of the stock subject to the option on the date the option is granted, and no option may have a term exceeding ten years. All options (except for automatic option grants to directors of Tehama Bancorp) terminate upon termination of employment, but may be exercised (to the extent vested) for varying periods after termination of employment. During an optionee's lifetime, the optionee's incentive options may be exercised only by him or her and may not be transferred. An optionee's nonstatutory options also are not transferable during the optionee's lifetime, except to the extent otherwise permitted in the option agreement. The exercise price of shares issued pursuant to exercise of an option under the 1999 Plan may always be paid in cash and, in addition, may be paid, in the discretion of the board with (1) Company shares already owned by the optionee, valued at their fair market value, (2) the proceeds of a resale of the shares by an authorized securities broker or (3) the proceeds of a loan (by a securities broker or lender approved by Tehama Bancorp) secured by a pledge of the shares acquired by the exercise.

        The board has authority to delegate its administrative powers to one or more committees of the board. A total of 562,947 shares are reserved for issuance under the 1999 Plan, of which 447,715 are reserved for options granted and outstanding under the 1999 Plan. As of the date of this document, there are approximately 111 persons who are officers or employees of Tehama Bancorp eligible to receive option grants under the 1999 Plan; no current director is eligible to receive a further grant in addition to the option granted in 1999. The board may amend, suspend or terminate the 1999 Plan at any time and for any reason.

        If Tehama Bancorp at any time succeeds to the business of another corporation through merger or consolidation, or through the acquisition of stock or assets of such corporation, options may be granted under the 1999 Plan in substitution of options previously granted by such other corporation to purchase shares of its stock, which options are outstanding at the date of the succession.

        The shares reserved for the 1999 Plan, and outstanding options granted under the 1999 Plan, are subject to adjustment of their number or price in the event of a subdivision of the outstanding shares of Tehama Bancorp, a declaration of a dividend payable in such shares or in a form other than such shares in an amount that has a material effect on the value of outstanding shares, a combination or consolidation of the outstanding shares, a recapitalization, a spinoff or a similar occurrence. In the event that Tehama Bancorp is a party to a merger or other reorganization, outstanding options will be subject to the agreement of merger or reorganization, which may provide (by way of example) for the assumption of outstanding options under the 1999 Plan by the surviving corporation or its parent, for their continuation by Tehama Bancorp (if Tehama Bancorp is the surviving corporation), or for payment of a cash settlement per share of the option equal to the difference between the amount to be paid for one share of Tehama Bancorp under such agreement and the exercise price per share of the option, in all cases without the optionees' consent. Any cancellation of options may not occur until after optionees have been notified of the merger or reorganization and have had reasonable opportunity to exercise their exercisable options.

Option Grants, Exercises and Year-End Values for 1999

        The following table sets forth, with respect to the executive officers named in the Summary Compensation Table, information concerning options granted or exercised during 1999 and the estimated 1999 year-end value of unexercised options held by such executive officers.

                                                                                 NUMBER OF
                                                                                SECURITIES              VALUE OF
                                                                                UNDERLYING             UNEXERCISED
                                                                                UNEXERCISED           IN-THE-MONEY
                                               SHARES                           OPTIONS AT             OPTIONS AT
                                              ACQUIRED                            FY-END                FY-END(2)
                             OPTIONS             ON           VALUE            (EXERCISABLE/          (EXERCISABLE/
NAME                         GRANTED          EXERCISE      REALIZED(1)       UNEXERCISABLE)         UNEXERCISABLE)
----                         -------          --------      -----------       --------------         --------------
William P. Ellison            5,500            5,616          $10,889          15,312 / 12,078       $0.00 / $0.00
W. Steven Gilman                 --               --               --           7,590 /3,960         $0.00 / $0.00
Wayne N. Shaffer                 --               --               --           2,200 / 3,300        $0.00 / $0.00

(1) Market value of underlying securities on the date(s) of exercise, minus the exercise or base price.

(2) Market value of underlying securities at year-end 1999, minus the exercise or base price.

Salary Continuation Agreements

        In order to provide long-term incentive to selected senior executive officers, the Bank in 1993 entered into Executive Salary Continuation Agreements (each an "SCA") with three former and one current senior executive officer of Tehama Bancorp, Chief Executive Officer William P. Ellison. An agreement amending the SCA with Mr. Ellison also was entered into effective in 1998, and SCAs were entered into subsequently with other officers of Tehama Bancorp, including Senior Vice Presidents W. Steven Gilman and Wayne N. Shaffer.

        Benefits payable under the SCAs are intended by Tehama Bancorp to be funded by single-premium life insurance policies which were purchased in connection with entering into the SCAs and of which Tehama Bancorp is the owner and beneficiary. The total amount of such premiums paid by the Bank in connection with all SCAs entered into is $3,015,000. Notwithstanding the existence of such policies of insurance, however, the SCAs create no rights or interests in the property or assets of Tehama Bancorp, the sole obligation of Tehama Bancorp under the SCAs is an unfunded and unsecured promise to pay money in the future, and the status of any person who may assert a claim pursuant to an SCA is that of an unsecured general creditor of Tehama Bancorp.

        Generally, each SCA provides the named executive officer with a specified annual money benefit (the "Annual Benefit") payable to the executive or to his named beneficiary or surviving spouse or estate, in that order, for a period of up to fifteen years following the executive's retirement upon or after a specified retirement age. If the executive should die or become disabled prior to such specified retirement age, a percentage of the Annual Benefit (on a sliding upward scale depending upon the number of years which elapse between execution of the SCA and the executive's early death or disability) would be payable.

        No Annual Benefit is payable if the executive's employment is terminated for cause or the executive voluntarily terminates his employment with Tehama Bancorp prior to his specified retirement age, but the full Annual Benefit is payable if the executive's employment with Tehama Bancorp is terminated by Tehama Bancorp without cause or in connection with a change in control of Tehama Bancorp. The amount of the Annual Benefit also is subject to reduction if in any year it exceeds the compensation expense which (with respect to the payment of such Annual Benefit) Tehama Bancorp may deduct under the Internal Revenue Code or if any portion of the Annual Benefit not waived by the executive constitutes an "excess parachute" payment under the Code.

        Subject to such contingencies, the following table sets forth information regarding benefits payable under the SCAs which are currently in effect between Tehama Bancorp and the executive officers named in the Summary Compensation Table.

                                                          YEARS
                                                         REQUIRED            YEAR ANNUAL
                                 ANNUAL                  FOR FULL               BENEFIT                RETIREMENT
NAME                             BENEFIT                 BENEFIT               COMMENCES                   AGE
------------------               -------                 --------            ------------              ----------
William P. Ellison               $75,000                    10                     2010                    62
Wayne S. Shaffer                 $50,000(1)                 11                 See Note 1                  62

(1) If Mr. Shaffer's employment continues through November 3, 2008, the minimum benefit is $31,786, which is increased to $37,380 and $43,439 if Mr. Shaffer's service extends through November 3, 2006 and 2007, respectively.

                              SECURITIES OWNERSHIP

            The following table sets forth beneficial ownership of Tehama Bancorp common stock by directors, and by directors and executive officers as a group, as of January 5, 2001. There are no family relationships among any of the directors and executive officers. As of that date, no person known to Tehama Bancorp owned beneficially or of record more than five percent (5%) of the outstanding shares of its common stock. Beneficial ownership is determined under applicable rules of the Securities Exchange Commission, and includes shares outstanding over which the individual exercises sole or shared voting or investment power and shares which the individual has the right to acquire by exercising options vested no later than 60 days after January 5, 2001. (*) indicates beneficial ownership of less than one percent (1%) of shares deemed outstanding for purposes of the beneficial ownership rules.


                                                               Shares Beneficially Owned(1)
                                                   ---------------------------------------------------------
                                                                                                     Percent
Name                                               Sole(2)                 Shared(3)                Of Class
----                                               -------                 ---------                --------
Henry C. Arnest III                                 23,504                      --                    1.18%
Louis J. Bosetti                                     3,930                  29,009                    1.66%
Harry Dudley                                         2,200                  46,605                    2.45%
William P. Ellison                                  40,966                      --                    2.06%
Dr. Garry D. Fish                                   14,333                  12,484                    1.35%
Max M. Froome                                        3,008                      --                       *
Orville K. Jacobs                                   54,084                   1,210                    2.78%
Gary C. Katz                                        10,368                  36,332                    2.35%
John W. Koeberer                                    30,948                      --                    1.56%
Raymond C. Lieberenz                                 3,729                  13,401                       *
Leslie L. Melburg                                    9,385                      --                       *
Gary L. Napier                                      34,788                      --                    1.75%
John D. Regh                                        12,073                      --                       *
Terrance A. Rust                                    15,586                  54,027                    3.50%
                                                   -------                 -------                 -------
All directors and principal
  officers (17 persons) as a group                 279,705                 193,068                   23.77%
                                                   =======                 =======                 =======

(1) The calculations in the table are based on the total number of shares outstanding, including 2,825 shares held for the benefit of the principal officers pursuant to Tehama Bancorp's Employee Stock Ownership Plan and related trust agreement (see "Employee Stock Ownership Plan" in this Tehama Bancorp section), and includes certain unexercised but exercisable stock options as indicated in footnote (2).

(2) The named persons exercise sole voting and investment power with respect to shares listed in this column. Includes for each named director (except Mr. Ellison) 2,200 shares as to which options granted pursuant to Tehama Bancorp's 1999 Stock Option Plan are exercisable within 60 days of January 5, 2001. Includes for Mr. Ellison 6,600 shares as to which options granted under the 1999 Stock Option Plan and 20,790 shares as to which options granted under the 1994 Stock Option Plan are exercisable within 60 days of January 5, 2001. See "Stock Option Plan" in this Tehama Bancorp section.

(3) The named persons share voting and investment power with respect to shares listed in this column.

*       Indicates less than one percent (1%).

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indebtedness of Management

        Tehama Bancorp has had and expects to have in the future, banking transactions in the ordinary course of its business with directors, principal officers, their respective associates and members of their immediate families. All loans and commitments to lend extended to such persons during 1999 by the Bank were made in accordance with Bank policy on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of Tehama Bancorp and the Bank, did not involve more than the normal risk of collectibility or present other unfavorable features.

Transactions with Management

        During 1999, Tehama Bank placed radio advertising in the gross amount of $2,924 with agencies employed by stations owned and operated by director Gary Katz, and paid brokerage commissions in the total amount of $14,369 to an insurance agency owned in part by director Gary Napier for insurance purchased through the agency. In addition, lease payments in the gross amount of $10,425 were paid to director Harry Dudley to rent Tehama Bank's relocated branch in Red Bluff. No other business transactions of any kind existed or were entered into between Tehama Bancorp and its directors and their affiliates.

                                     EXPERTS

        The financial statements of Humboldt Bancorp and subsidiaries as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, included in this document have been audited by Richardson & Company, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report given upon their authority as experts in accounting and auditing.

        The financial statements of Tehama Bancorp and subsidiary as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, included in this document have been audited by Perry-Smith LLP, independent auditor, as stated in their report appearing herein and have been so included in reliance upon the report given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

        The validity of the common stock to be issued by Humboldt Bancorp is being passed upon by, and tax matters in connection with this offering will be passed upon by, Bartel Eng & Schroder, a Law Corporation, Sacramento, California. Legal matters in connection with the merger will be passed upon for Humboldt Bancorp by Gary Steven Findley & Associates, Anaheim, California, and for Tehama Bancorp by Shapiro Buchman Provine & Patton LLP, Walnut Creek, California.

                       WHERE YOU CAN FIND MORE INFORMATION

        Humboldt Bancorp has filed a registration statement on Form S-4 to register with the Commission the common stock to be issued to shareholders of Tehama Bancorp in the merger. This document is a part of that Registration Statement and constitutes a prospectus of Humboldt Bancorp in addition to being a proxy statement for the special meetings of Humboldt Bancorp and Tehama Bancorp. As allowed by the Commission's rules, this document does not contain all of the information you can find in the registration statement or the documents provided as exhibits to the registration statement.

        Humboldt Bancorp and Tehama Bancorp file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements and other information filed by Humboldt Bancorp and Tehama Bancorp at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. You will also be able to obtain the Commission filings from commercial document retrieval services and at the Commission's web site at http://www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                Page
                                                                                                ----
HUMBOLDT BANCORP AND SUBSIDIARIES

Independent Auditor's Report...................................................................   F-3

Consolidated Balance Sheets, December 31, 1998 and 1999, and September 30, 2000 (unaudited)....   F-4

Consolidated Statements of Operations for the Years Ended December 31, 1997, 1998 and 1999,
and for the Nine Month Periods Ended  September 30, 1999 and 2000 (unaudited)..................   F-5

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31,
1997, 1998, and 1999, and for the Nine Month Period Ended  September 30, 2000 (unaudited)......   F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1998 and 1999,
and for the Nine Month Periods Ended September 30, 1999 and 2000 (unaudited)...................   F-8

Notes to Consolidated Financial Statements.....................................................  F-10


TEHAMA BANCORP AND SUBSIDIARY

Consolidated Balance Sheet, September 30, 2000 (unaudited) and December 31, 1999...............  F-40

Consolidated Statements of Income for the Nine Month Periods Ended September 30, 1999
and 2000 (unaudited)...........................................................................  F-41

Consolidated Statement of Cash Flows for the Nine Month Periods Ended September 30, 1999
and 2000 (unaudited)...........................................................................  F-42

Notes to Consolidated Financial Statements.....................................................  F-43

Independent Auditor's Report...................................................................  F-46

Consolidated Balance Sheet, December 31, 1998 and 1999.........................................  F-47

Consolidated Statement of Income for the Years Ended December 31, 1997, 1998 and 1999..........  F-48

Consolidated Statement of Changes in Shareholders' Equity for the Years Ended December 31,
1997, 1998 and 1999............................................................................  F-49

Consolidated Statement of Cash Flows for the Years Ended
December 31, 1997, 1998 and 1999...............................................................  F-51

Notes to Consolidated Financial Statements.....................................................  F-53

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
Humboldt Bancorp and Subsidiaries
Eureka, California


We have audited the accompanying consolidated balance sheets of Humboldt Bancorp (Bancorp) and Subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Humboldt Bancorp and Subsidiaries at December 31, 1998 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


RICHARDSON & COMPANY


Sacramento, California
January 14, 2000

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)


                                                                                        December 31,
                                                                                   ------------------------     September 30,
                                                                                     1998           1999            2000
                                                                                   ---------      ---------       ---------
                                                                                                                 (Unaudited)
ASSETS
     Cash and due from banks                                                       $  28,626      $  31,339       $  29,088
     Interest-bearing deposits in other banks                                          3,020             20             144
     Federal funds sold                                                                2,250         21,375          35,395
     Investment securities, at fair value                                             77,802        115,360         100,421
     Loans held for sale                                                               7,677          2,147
     Loans and leases, net of allowance for loan and
          lease losses of $3,055,000 in 1998 and
          $3,354,000 in 1999                                                         178,361        222,975         382,982
     Premises and equipment, net                                                       7,950          9,750          14,854
     Accrued interest receivable and other assets                                     14,289         20,683          29,341
                                                                                   ---------      ---------       ---------

                                                   TOTAL ASSETS                    $ 319,975      $ 423,649       $ 592,225
                                                                                   =========      =========       =========

LIABILITIES
     Deposits
          Noninterest-bearing                                                      $  96,884      $ 110,523       $ 132,724
          Interest-bearing                                                           187,083        268,107         384,201
                                                                                   ---------      ---------       ---------
                                                   Total deposits                    283,967        378,630         516,925
     Accrued interest payable and other liabilities                                    4,758          5,564          11,660
     Long-term debt                                                                    3,402          5,316          16,655
                                                                                   ---------      ---------       ---------
                                                   TOTAL LIABILITIES                 292,127        389,510         545,240

     Commitments and contingencies (see accompanying notes)


STOCKHOLDERS' EQUITY
     Common stock, no par value; 50,000,000 shares
          authorized, 4,469,885 shares in 1998 and
          4,731,093 shares in 1999 issued and outstanding                             25,877         28,405          41,934
     Retained earnings                                                                 1,485          6,088           5,083
     Accumulated other comprehensive income (loss)                                       486           (354)            (32)
                                                                                   ---------      ---------       ---------
                                                   TOTAL STOCKHOLDERS' EQUITY         27,848         34,139          46,985
                                                                                   ---------      ---------       ---------
                                                   TOTAL LIABILITIES AND
                                                   STOCKHOLDERS' EQUITY            $ 319,975      $ 423,649       $ 592,225
                                                                                   =========      =========       =========


The accompanying notes are an integral part of these consolidated financial statements.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             (dollars in thousands)



                                                                                                             Nine Months Ended
                                                                      Years Ended December 31,                 September 30,
                                                               ------------------------------------      -----------------------
                                                                 1997          1998          1999          1999          2000
                                                               --------      --------      --------      --------      --------
                                                                                                               (Unaudited)
INTEREST INCOME
     Interest and fees on loans and leases                     $ 15,961      $ 18,762      $ 19,186      $ 14,136      $ 24,178
     Interest and dividends on investment securities
          Taxable                                                 2,700         3,239         3,667         2,271         4,248
          Exempt from Federal income tax                            569           739           875           631           806
          Dividends                                                  83            78           106            37           107
     Interest on federal funds sold                                 612           512         1,316           696         1,313
     Interest on deposits in other banks                            128           174            90            73            42
                                                               --------      --------      --------      --------      --------
                                Total Interest Income            20,053        23,504        25,240        17,844        30,694
INTEREST EXPENSE
     Interest on deposits                                         6,973         7,565         8,024         5,410        11,697
     Interest on long-term debt and other borrowings                 51           177           321           225           745
                                                               --------      --------      --------      --------      --------
                                Total Interest Expense            7,024         7,742         8,345         5,635        12,442
                                                               --------      --------      --------      --------      --------
                                NET INTEREST INCOME              13,029        15,762        16,895        12,209        18,252
     Provision for loan and lease losses                            773         2,124         1,046           697         1,602
                                                               --------      --------      --------      --------      --------
                                NET INTEREST INCOME AFTER
                                PROVISION FOR LOAN AND
                                LEASE LOSSES                     12,256        13,638        15,849        11,512        16,650
OTHER INCOME
     Fees and other income                                        6,911         9,731        16,652        11,731        18,463
     Service charges on deposit accounts                          1,300         2,097         2,411         1,805         2,255
     Net (loss) gain on sale of loans                              (204)          645           695           349           342
     Net investment securities gains (loss)                         102                        (235)          (93)          (89)
                                                               --------      --------      --------      --------      --------
                                Total Other Income                8,109        12,473        19,523        13,792        20,971
OTHER EXPENSES
     Salaries and employee benefits                               6,806         9,151        11,866         8,659        12,138
     Net occupancy and equipment expense                          2,466         2,711         3,023         2,092         2,747
     Other expenses                                               6,224         7,716        13,605         9,826        15,235
                                                               --------      --------      --------      --------      --------
                                Total Other Expenses             15,496        19,578        28,494        20,577        30,120
                                                               --------      --------      --------      --------      --------
                                Income Before Income Taxes        4,869         6,533         6,878         4,727         7,501
     Provision for income taxes                                   1,611         2,517         2,271         1,537         2,481
                                                               --------      --------      --------      --------      --------

                                NET INCOME                     $  3,258      $  4,016      $  4,607      $  3,190      $  5,020
                                                               ========      ========      ========      ========      ========

                                NET INCOME PER SHARE           $    .69      $    .82      $    .91      $    .64      $    .88
                                                               ========      ========      ========      ========      ========

                                NET INCOME PER SHARE---
                                ASSUMING DILUTION              $    .61      $    .75      $    .83      $    .58      $    .82
                                                               ========      ========      ========      ========      ========


The accompanying notes are an integral part of these consolidated financial statements.

                       HUMBOLDT BANCORP AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (dollars in thousands)

                                                                                                        Accumulated
                                                                                                           Other
                                         Comprehensive          Common Stock              Retained      Comprehensive
                                            Income          Shares          Amount         Earnings        Income          Total
                                         -----------     -----------     -----------     -----------    -----------    -----------
Balance at January 1, 1997                                 3,526,918     $    17,179     $     2,060    $       361    $    19,600

10% stock dividend                                           357,775           3,113          (3,113)
Fractional shares purchased                                                                       (5)                           (5)
Stock options exercised and
      related tax benefit                                     56,662             317                                           317
Comprehensive income:
      Net income                         $     3,258                                           3,258                         3,258
      Other comprehensive
         income, net of tax:
         Unrealized holding
               gains on securities
               available-for-sale
               arising during the
               year, net of taxes
               of $274                           384                                                            384             384
                                         -----------     -----------     -----------     -----------    -----------    ------------
Total comprehensive income               $     3,642
                                         ===========
              BALANCE AT
              DECEMBER 31, 1997                            3,941,355          20,609           2,200             745         23,554

10% stock dividend                                           400,275           4,723          (4,723)
Fractional shares purchased                                                                       (8)                           (8)
Stock options exercised
      and related tax benefit                                128,255             545                                           545
Comprehensive income:
      Net income                         $     4,016                                           4,016                         4,016
      Other comprehensive
         loss, net of tax:
         Unrealized holding
               losses on securities
               available-for-sale
               arising during the
               year, net of taxes
               of $185                          (259)                                                          (259)           (259)
                                         -----------     -----------     -----------     -----------    -----------    ------------

Total comprehensive income               $     3,757
                                         ===========
              BALANCE AT
              DECEMBER 31, 1998                            4,469,885          25,877           1,485             486         27,848

                                  (Continued)

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                             (dollars in thousands)


                                                                                                        Accumulated
                                                                                                           Other
                                             Comprehensive          Common Stock            Retained   Comprehensive
                                                Income         Shares         Amount        Earnings       Income        Total
                                              -----------    -----------    -----------    -----------   -----------   -----------
5 for 2 stock split fractional
      shares purchased                                                                     $       (4)                $       (4)
Sale of stock                                                    153,652    $     1,833                                      1,833
Stock options exercised
      and related tax benefit                                    107,556            695                                        695
Comprehensive income:
      Net income                              $     4,607                                        4,607                       4,607
      Other comprehensive
         loss, net of tax:
         Unrealized holding
               losses on securities
               available-for-sale
               arising during the
               year, net of taxes
               of $593                               (840)                                               $     (840)          (840)
                                              -----------    -----------    -----------    -----------   -----------   -----------

Total comprehensive income                    $     3,767
                                              ===========
                   BALANCE AT
                   DECEMBER 31, 1999                           4,731,093         28,405          6,088          (354        34,139

10% stock dividend                                               472,879          6,022         (6,022)
Fractional shares purchased                                                                         (3)                         (3)
Sale of stock                                                    640,000          7,309                                      7,309
Stock options exercised
      and related tax benefit                                     69,662            198                                        198
Comprehensive income:
      Net income                              $     5,020                                        5,020                       5,020
      Other comprehensive
         loss, net of tax:
         Unrealized holding
               losses on securities
               available-for-sale
               arising during the
               year, net of taxes
               of $87                                 322                                                       322            322
                                              -----------    -----------    -----------    -----------   -----------   -----------

Total comprehensive income                    $     5,342
                                              ===========
                   BALANCE AT
                   SEPTEMBER 30, 2000
                   (UNAUDITED)                                 5,913,634    $    41,934    $     5,083   $      (32)   $    46,985
                                                             ===========    ===========    ===========   ===========   ===========


The accompanying notes are an integral part of these consolidated financial statements.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (dollars in thousands)

                                                                                                          Nine Months Ended
                                                              Years Ended December 31,                       September  30,
                                                       -----------------------------------------       -------------------------
                                                            1997            1998            1999            1999            2000
                                                       ---------       ---------       ---------       ---------       ---------
OPERATING ACTIVITIES                                                                                          (Unaudited)
      Net income                                       $   3,258       $   4,016       $   4,607       $   3,190       $   5,020
      Adjustments to reconcile net
           income to net cash provided by
           operating activities:
           Provision for loan and lease losses               773           2,124           1,046             697           1,603
           Depreciation                                    1,565           1,586           1,543           1,115           1,142
           (Gain) loss on sale of investments               (102)                            235              93              89
           Loss on sale of OREO                                                               52
           Amortization                                    1,390           1,517           1,717             977            (137)
           Equity in income of investment
                 in leasing company                          (22)           (259)           (450)           (300)           (334)
           (Increase) decrease in loans held
                 for sale                                     15          (7,629)          5,530           6,958           2,147
           Increase in interest receivable
              and other assets                            (1,422)           (734)         (2,218)           (728)         (5,566)
           Increase in interest payable and
              other liabilities                            1,913           1,355             806           1,142           1,909
                                                       ---------       ---------       ---------       ---------       ---------
                             NET CASH PROVIDED BY
                             OPERATING ACTIVITIES          7,368           1,976          12,868          13,144           5,873
INVESTING ACTIVITIES
      Net (increase) decrease in interest-
           bearing deposits with banks                    (3,000)                          3,000           3,000            (124)
      Net decrease (increase) in federal
           funds sold                                      3,050           1,270         (19,125)        (53,895)         (7,520)
      Proceeds from maturities and sales
           of investment securities
           available-for-sale                             22,261          28,169          36,441          27,920          33,206
      Purchases of investment securities
           available-for-sale                            (62,711)        (27,967)        (76,656)        (57,939)        (15,081)
      Purchases of investment securities
           held-to-maturity                                                                                               (2,342)
      Proceeds from maturities and sales of
           investment securities held-to-
           maturity                                                                                                          179
      Net increase in loans and leases                   (15,491)        (23,370)        (45,654)        (24,715)        (55,974)
      Purchases of premises and
           equipment                                      (1,100)         (3,901)         (2,638)         (2,586)         (6,246)
      Investment in partnerships/
           leasing company                                (2,000)            (91)         (1,242)         (1,242)         (1,000)
      Proceeds from the sale of OREO                         139             322             123             175           1,533
      Purchase of subsidiary                                                                                             (10,923)
      Premium paid on deposits
           purchased                                      (1,040)                         (2,355)         (2,355)
                                                       ---------       ---------       ---------       ---------       ---------
                             NET CASH USED BY
                             INVESTING ACTIVITIES        (59,892)        (25,568)       (108,106)       (111,637)        (64,292)

                                  (Continued)

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (dollars in thousands)

                                                                                                           Nine Months Ended
                                                                 Years Ended December 31,                      September 30,
                                                         ----------------------------------------        ------------------------
                                                           1997            1998            1999            1999            2000
                                                         --------        --------        --------        --------        --------
FINANCING ACTIVITIES
      Net increase in deposit accounts                   $ 62,535        $ 28,781        $ 93,832        $ 91,848        $ 40,316
      Net proceeds from long-term debt
            and notes payable                               1,000           1,700           2,000           1,300          10,408
      Payments on long-term debt and
            notes payable                                     (14)            (59)            (86)            (64)         (2,060)
      Proceeds from issuance of common
            stock                                             203             362           2,209           2,184           7,507
      Fractional shares purchased                              (5)             (8)             (4)                             (3)
                                                         --------        --------        --------        --------        --------
                      NET CASH PROVIDED BY
                      FINANCING ACTIVITIES                 63,719          30,776          97,951          95,268          56,168
                                                         --------        --------        --------        --------        --------
                      NET INCREASE IN CASH
                      AND DUE FROM BANKS                   11,195           7,184           2,713          (3,225)         (2,251)

      Cash and due from banks at
            beginning of year                              10,247          21,442          28,626          28,626          31,339
                                                         --------        --------        --------        --------        --------
                      CASH AND DUE FROM
                      BANKS AT END OF YEAR               $ 21,442        $ 28,626        $ 31,339        $ 25,401        $ 29,088
                                                         ========        ========        ========        ========        ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

      Cash paid during the year for:
            Interest expense                             $  6,940        $  7,755        $  7,972        $  5,435        $ 12,297
            Income taxes                                 $  1,809        $  2,830        $  2,921        $  2,506        $  4,020

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:

      Stock dividend                                     $  3,113        $  4,723                                        $  6,022
      Net change in unrealized gains
            on securities available-for-sale             $    658        $   (444)       $ (1,432)       $   (406)       $   (553)
      Net change in deferred income
            taxes on unrealized gains on
            securities available-for-sale                $   (274)       $    185        $    592        $    290        $    231
      Deposit liabilities assumed in
            exchange for assets acquired
            in connection with purchase
            of branches                                  $     75                        $    831        $ 72,105
      Loans transferred to OREO                          $     54        $    349        $    120


The accompanying notes are an integral part of these consolidated financial statements.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          December 1997, 1998 and 1999


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Business: Humboldt Bancorp (Bancorp), formed in 1995, is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, Humboldt Bank and Capitol Valley Bank. Humboldt Bank was incorporated on March 13, 1989 and opened for business on September 13, 1989. Capitol Valley Bank was incorporated on December 17, 1998 and opened for business on March 3, 1999. Bancorp and the Banks operate under California state charters and are subject to regulation, supervision and regular examination by the Federal Reserve Bank, Department of Financial Institutions and the Federal Deposit Insurance Corporation. The regulations of these agencies govern most aspects of the Banks' business. The accounting and reporting policies of Humboldt Bancorp and Subsidiaries conform with generally accepted accounting principles and general practices within the banking industry.

Principles of Consolidation: The consolidated financial statements include the accounts of the Bancorp and its wholly-owned subsidiaries, Humboldt Bank and Capitol Valley Bank. All material intercompany accounts and transactions have been eliminated.

Nature of Operations: Bancorp is locally owned and operated and its primary service area is the communities of Northern California. Through its subsidiaries, Bancorp's business is primarily focused on servicing the banking needs of individuals living and working in the Bancorp primary service areas and local businesses, including retail, professional and real estate related enterprises in those service areas. Bancorp offers a broad range of services to individuals and businesses with an emphasis upon efficiency and personalized attention. Bancorp provides a full line of consumer services, and also offers specialized services to small businesses, middle market companies, and professional firms, such as courier services and appointment banking. Bancorp offers personal and business checking and savings accounts (including individual interest-bearing negotiable orders of withdrawal ("NOW") accounts and/or accounts combining checking and savings accounts with automatic transfers), IRA and Keogh accounts, time certificates of deposit and direct deposit of social security, pension and payroll checks. It also makes available commercial, construction, accounts receivable, inventory, automobile, home improvement, real estate, office equipment, leasehold improvement, lease receivable financing and other consumer loans (including overdraft protection lines of credit), drafts and standby letters of credit, credit card activities to both individuals (including both secured and unsecured credit cards) and merchants and travelers' checks (issued by an independent entity).

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities: Securities are classified as held-to-maturity if Bancorp has both the intent and ability to hold those debt securities to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

Securities are classified as available-for-sale if Bancorp intends to hold those debt securities for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of Bancorp assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available- for-sale are carried at fair value. Unrealized holding gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Bancorp's investments in mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Loans and Leases Held for Sale: Bancorp sells mortgage loans, the guaranteed portion of Small Business Administration (SBA)-guaranteed loans and loan participations (with servicing retained) for cash proceeds equal to the principal amount of loans, participation or leases with yield rates to the investor based upon the current market rate. In accordance with Statement of Financial Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, Bancorp records an asset representing the right to service loans for others when it sells a loan and retains the servicing rights. The total cost of originating or purchasing the loans is allocated between the loan and the servicing rights, based on their relative fair values. Fair value is estimated by discounting estimated future cash flows from the servicing assets using discount rates that approximate current market rates and using current expected future prepayment rates. The servicing rights are amortized in proportion to, and over the period of, estimated net servicing income, assuming prepayments.

SFAS No. 125 also required the assessment of all capitalized servicing rights for impairment based on current fair value of those rights. For purposes of evaluating and measuring impairment, Bancorp stratifies servicing rights based on the type and interest rates of the underlying loans. Impairment is measured as the amount by which the servicing rights for a stratum exceed their fair value.

A premium over the adjusted carrying value is received upon the sale of the guaranteed portion of an SBA loan. Bancorp's investment in an SBA loan is allocated among the sold and retained portions of the loan based on the relative fair value of each portion at the time of loan origination, adjusted for payments and other activities. Because the portion retained does not carry an SBA guarantee, part of the gain recognized on the sold portion of the loan may be deferred and amortized as a yield enhancement on the retained portion in order to obtain a market equivalent yield.

Loans and leases held for sale are recorded at the lower of cost or market determined on an aggregate basis.

Loan and Leases: Loans and leases are stated at the amount of unpaid principal, less the allowance for losses, net deferred loan fees and costs and unearned income. Interest on loans is accrued and credited to income based on the principal amount outstanding. Unearned income on installment loans is recognized as income over the term of the loans using a method that approximates the interest method.

Bancorp's leasing operations consist principally of the leasing of point-of-sale terminals, printers for credit card vouchers and related equipment. Bancorp also has purchased small equipment leases from Bancorp Financial Services, a subsidiary of the Bancorp. All of Bancorp's leases are classified and accounted for as direct financing leases. Under the direct financing method of accounting for leases, the total net rentals receivable under the lease contracts, net of unearned income, are recorded as a net investment in direct financing leases, and the unearned income is recognized each month as it is earned so as to produce a constant periodic rate of return on the unrecovered investment.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan origination fees and certain direct origination and acquisition costs are capitalized and recognized as an adjustment of the yield on the related loan or lease. Amortization is discontinued when the loan or lease is placed on nonaccrual status.

Credit card origination costs are deferred and netted against the related credit card fee, if any, and the net amount amortized on a straight-line basis over the initial privilege period. Fees received and marketing costs incurred in connection with unsuccessful efforts to create credit card relationships are recorded as revenue and expense when the refundable period expired. Amounts paid to third-party direct marketing specialists related to successful efforts to create credit card relationships are deferred and netted against related fees and all other amounts are recorded as expenses in the period the services were performed. Annual service fees are deferred and amortized over the credit card privilege period.

Allowance for Loan and Lease Losses: The allowance is maintained at a level which, in the opinion of management, is adequate to absorb probable losses inherent in the loan, including credit card receivables, and lease portfolios. Management determines the adequacy of the allowance based upon reviews of individual loans, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and leases and other pertinent factors. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are evaluated on a regular basis and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Loans and leases deemed uncollectible are charged to the allowance. Credit card receivables are charged to the allowance when they become 120 days past due. Provisions for losses and recoveries on loans and leases previously charged off are added to the allowance.

Commercial loans are considered impaired, based on current information and events, if it is probable that Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Allowances on impaired loans are established based on the present value of expected future cash flows discounted at the loans effective interest rate or for collateral-dependent loans, on the fair value of the collateral. Cash receipts on impaired loans are used to reduce principal.

Income Recognition on Impaired and Nonaccrual Loans and Leases: Loans and leases, including impaired loans and leases, are classified as nonaccrual if collection of principal or interest is considered doubtful, generally if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans and leases are well-secured and in the process of collection. If a loan or lease or a portion of a loan or lease is classified as doubtful or is partially charged off, the loan or lease is classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans and leases may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan or lease is classified as nonaccrual and the future collectibility of the recorded balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded balance is expected, interest income may be recognized on a cash basis.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

In the case where a nonaccrual loan or lease had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan and lease losses until prior charge-offs have been fully recovered.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the related assets. The useful lives of buildings and improvements are estimated to be fifteen to thirty years. The useful lives of furniture, fixture and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the related lease, or the life of the asset, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Foreclosed Real Estate: Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which Bancorp has taken physical possession, regardless of whether formal foreclosure proceedings have taken place. At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of their new cost basis or fair value minus estimated costs to sell. Revenue and expenses from operations and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

Intangible Assets: The premiums paid to acquire the deposits of the McKinleyville, Arcata, Weaverville, Willow Creek, Loleta, Garberville, Ukiah and Eureka (Burre Center) branches were allocated to core deposit intangibles based on the results of valuation studies performed to determine the fair value of the deposit base acquired. Core deposit intangibles are being amortized over the estimated remaining life of the related deposits of 8 to 10 years.

Investment in Leasing Company: Humboldt Bank, along with another bank, formed a California corporation, Bancorp Financial Services, Inc. for the purpose of operating an equipment leasing company. In January 1997, Humboldt Bank contributed capital totaling $2,000,000 for a 50% interest in this corporation. The investment is accounted for using the equity method. During 1998, this investment was transferred to the Bancorp.

Investments in Limited Partnerships: Bancorp owns approximately 99% interests in two limited partnerships that own and operate affordable housing projects. Investment in these projects serves as an element of Bancorp's compliance with the Community Reinvestment Act and Bancorp receives tax benefits in the form of deductions for operating losses and tax credits. The tax credits may be used to reduce taxes currently payable or may be carried back one year or forward twenty years to recapture or reduce taxes. Bancorp uses the equity method of accounting for the partnerships' operating results and tax credits are recorded in the years they became available to reduce income taxes.

Income Taxes: Provisions for income taxes are based on amounts reported in the statements of operations (after exclusion of non-taxable income such as interest on state and municipal loans and securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred taxes are computed using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards, and then a valuation allowance is established to reduce that deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized.

Advertising:  Advertising costs are charged to operations in the year incurred.

Net Income Per Share: Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock dividends and splits. Net income per share---assuming dilution is computed similar to net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Included in the denominator is the dilutive effect of stock options computed under the treasury method.

Off-Balance-Sheet Financial Instruments: In the ordinary course of business Bancorp has entered into off-balance- sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Cash and Cash Equivalents: For the purpose of presentation in the Statement of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks."

Unaudited Interim Financial Data: The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein, have been made. The results of operations for the nine months ended September 30, 2000, are not necessarily indicative of results to be anticipated for the year ending December 31, 2000.

Recently Issued Accounting Standards: In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), was issued. Statement No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. Statement No. 137, issued June 1999, defers the effective date of Statement No. 133 to all fiscal quarters of fiscal years beginning after September 30, 2000. The Bancorp does not expect the adoption of this Statement to have a material impact on its financial position or results of operations.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE B--RESTRICTIONS ON CASH AND DUE FROM BANKS AND INTEREST-BEARING DEPOSITS IN OTHER BANKS

Cash and due from banks include amounts Bancorp is required to maintain to meet certain average reserve and compensating balance requirements of the Federal Reserve. The total requirements at December 31, 1998 and 1999 were $10,936,000 and $14,064,000, respectively.

Interest-bearing deposits in other banks totaling $3,000,000 were pledged to MasterCard International as of December 31, 1998 to secure the full performance of all of Bancorp's payment obligations to MasterCard in connection with Bancorp's MasterCard membership.


NOTE C--INVESTMENT SECURITIES

The amortized cost of investment securities and their approximate fair values at December 31 were as follows (dollars in thousands):

                                                           Amortized      Unrealized        Fair
                                                             Cost            Gains          Losses          Value
                                                           --------        --------        --------        --------
December 31, 1998:

Available-for-Sale
      U.S. Government and agency securities                $  3,000        $     13                        $  3,013
      Municipal securities                                   16,227             890        $      7          17,110
      Collateralized mortgage obligations issued
            by U.S. government agencies                      56,682             286             353          56,615
      Equity securities                                       1,062               2                           1,064
                                                           --------        --------        --------        --------

                           Total available-for-sale        $ 76,971        $  1,191        $    360        $ 77,802
                                                           ========        ========        ========        ========

December 31, 1999:

Available-for-Sale
      U.S. Government and agency securities                $  3,551                        $     14        $  3,537
      Municipal securities                                   19,614        $    211             324          19,501
      Collateralized mortgage obligations issued
            by U.S. government agencies                      87,316             233             652          86,897
      Corporate bonds                                           625                                             625
      Mortgage-backed securities                              3,855                              55           3,800
      Equity securities                                       1,000                                           1,000
                                                           --------        --------        --------        --------

                           Total available-for-sale        $115,961        $    444        $  1,045        $115,360
                                                           ========        ========        ========        ========

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE C--INVESTMENT SECURITIES (Continued)

The maturities of investment securities at December 31, 1999 were as follows (dollars in thousands):


                                                    Amortized         Fair
                                                      Cost            Value
                                                    --------        --------
Amounts maturing in:
     Three months or less                           $  1,697        $  1,697
     Over three months through twelve months          11,999          12,021
     After one year through three years               59,417          59,112
     After three years through five years             13,458          13,411
     After five years through fifteen years           18,715          18,605
     After fifteen years                               9,675           9,514
     Equity securities                                 1,000           1,000
                                                    --------        --------
                                                    $115,961        $115,360
                                                    ========        ========

The amortized cost and fair value of collateralized mortgage obligations are presented by average life in the preceding table. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

Proceeds from sales of investment securities available-for-sale during 1997, 1998 and 1999 were $12,418,000, $445,550 and $6,986,000, respectively. Gross gains and losses on those sales were $108,000 and $6,000 in 1997 and $32,000 and $267,000 in 1999, respectively. There were no gains or losses on the investment securities sold in 1998.

Investment securities with an amortized cost of approximately $3,000,000 and $3,551,000 and an approximate market value of $3,013,000 and $3,537,000 at December 31, 1998 and 1999, respectively, were pledged to meet the requirements of the Federal Reserve and the U. S. Department of Justice. In addition, investment securities with an amortized cost of approximately $4,878,000 and $2,593,000 and an approximate market value of $4,804,000 and $2,609,000 at December 31, 1998 and 1999, respectively, were pledged to secure certain deposits. Furthermore, investment securities with an amortized cost of approximately $5,289,000 and $3,698,000 and an approximate market value of $5,224,000 and $3,703,000 at December 31, 1998 and 1999, were pledged as collateral for an advance from the Federal Home Loan Bank. In addition, investment securities with an amortized cost of approximately $10,188,000 and $24,186,000 and an approximate market value of $10,229,000 and $23,975,000 at December 31, 1998 and 1999, respectively, were pledged to Visa and Mastercard to secure the full performance of all of Bancorp's payment obligations to Visa and Mastercard in connection with Bancorp's Visa and Mastercard membership.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE D--LOANS AND LEASES, NET

The components of loans and leases in the balance sheet were as follows at December 31 (dollars in thousands):

                                                                                     1998              1999
                                                                                  ---------         ---------
       Real estate--construction and land development                             $  20,667         $  22,118
       Real estate--commercial and agricultural                                      80,197            99,053
       Real estate--family and multifamily residential                               27,549            43,038
       Commercial, industrial and agricultural                                       33,981            39,295
       Leases, net of unearned income of $1,896,000
            and $1,203,000 in 1998 and 1999, respectively                             9,867            17,202
       Credit card receivables                                                        5,672             3,456
       Consumer loans, net of unearned income of
            $1,000 in 1998                                                            2,110             1,938
       State and political subdivisions                                               1,512               707
       Other                                                                            585               509
                                                                                  ---------         ---------
                                                                                    182,140           227,316
       Deferred loan fees                                                              (724              (987)
       Allowance for loan and lease losses                                           (3,055)           (3,354)
                                                                                  ---------         ---------
                                                                                  $ 178,361         $ 222,975
                                                                                  =========         =========

The maturity and repricing distribution of the loan and lease portfolio at December 31, 1998 and 1999, follows (dollars in thousands):

                                                                                     1998              1999
                                                                                  ---------         ---------
      Three months or less                                                        $  71,990         $  86,369
      Over three months to twelve months                                             15,463            15,585
      Over one year to three years                                                   28,428            37,796
      Over three years to five years                                                 32,113            46,573
      Over five years to fifteen years                                               21,979            23,797
      Over fifteen years                                                             11,856            16,429
                                                                                  ---------         ---------
                                                                                    181,829           226,549
      Nonaccrual loans                                                                  311               767
                                                                                  ---------         ---------
                                                                                  $ 182,140         $ 227,316
                                                                                  =========         =========

At December 31, 1998 and 1999 approximately $1,348,000 and $45,000, respectively, of Bancorp's credit card receivables were secured by savings accounts.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE D--LOANS AND LEASES, NET (Continued)

At December 31, 1998, the recorded investment in loans for which impairment had been recognized in accordance with Statement No. 114 totaled $338,000, with a corresponding valuation allowance of $126,000. At December 31, 1999, the recorded investment in loans for which impairment had been recognized totaled $849,000, with a corresponding valuation allowance of $114,000. For the years ended December 31, 1997, 1998 and 1999, the average recorded investment in impaired loans was approximately $156,000, $515,000 and $892,000, respectively. In 1997 and 1999, Bancorp recognized $5,000 and $3,000, respectively, of interest on impaired loans (during the portion of the year that they were impaired), all of which was recognized on the cash basis. In 1998, Bancorp recognized $41,000 of interest on impaired loans (during the portion of the year that they were impaired), of which $21,000 was related to impaired loans for which interest was recognized on the cash basis.

In addition, at December 31, 1997 and 1998, Bancorp had other nonaccrual loans of approximately $97,000 and $246,000 for which impairment had not been recognized. If interest on these loans had been recognized at the original interest rates, interest income would have increased approximately $5,000 in 1997, $16,000 in 1998 and $1,000 in 1999. Bancorp has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

Bancorp receives fees for servicing retained on loans and leases sold. Loans and leases being serviced by Bancorp for others were as follows at December 31 (dollars in thousands):

                                                                                      1997              1998              1999
                                                                                   ---------         ---------         ---------
      Loans                                                                        $ 123,232         $ 144,531         $ 163,672
      Lease financing receivables                                                        701                 2
      Credit cards                                                                       904
                                                                                   ---------         ---------         ---------

                                                                                   $ 124,837         $ 144,533         $ 163,672
                                                                                   =========         =========         =========

An analysis of the changes in the allowance for loan and lease losses is as follows for the years ended December 31 (dollars in thousands):

                                                                                      1997              1998              1999
                                                                                   ---------         ---------         ---------
      Beginning balance                                                            $   2,146         $   2,371         $   3,055
            Provision for loan and lease losses                                          773             2,124             1,046
            Credit cards charged off                                                    (475)             (956)             (614)
            Leases charged off                                                          (124)             (316)             (148)
            Loans charged off                                                           (211)             (362)             (314)
            Credit card recoveries                                                        87               105               209
            Lease recoveries                                                              34                24                 9
            Loan recoveries                                                              141                65               111
                                                                                   ---------         ---------         ---------
      Ending balance                                                               $   2,371         $   3,055         $   3,354
                                                                                   =========         =========         =========

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE E--PREMISES AND EQUIPMENT

Components of premises and equipment included the following at December 31 (dollars in thousands):

                                           1998             1999
                                         --------         --------
Land                                     $  1,962         $  2,265
Buildings and improvements                  5,168            5,505
Furniture, fixtures and equipment           3,007            4,526
Leasehold improvements                        203              310
                                         --------         --------
                                           10,340           12,606
Accumulated depreciation                   (2,390)          (3,941)
                                         --------         --------
                                            7,950            8,665
Construction in progress                                     1,085
                                         --------         --------
                                         $  7,950         $  9,750
                                         ========         ========


NOTE F--INVESTMENT IN EQUIPMENT LEASING COMPANY

The following information summarizes the activity of the equipment leasing company recorded by the Bancorp using the equity method of accounting for the years ended December 31, (in thousands):

                                             1998            1999
                                           -------         -------
Balance sheet
      Assets                               $22,737         $26,943
                                           =======         =======

      Liabilities                          $18,065         $21,356
      Equity                                 4,672           5,587
                                           -------         -------

                                           $22,737         $26,943
                                           =======         =======

Income statement
      Revenues                             $ 3,280         $ 5,180
      Expenses                               2,679           4,291
                                           -------         -------
           Net income                          601             889
                                           x    50%        x    50%
                                           -------         -------

      Bancorp's share of net income        $   300         $   444
                                           =======         =======


NOTE G--TRANSFERS OF FINANCIAL ASSETS

During the year ended December 31, 1998 and 1999, Bancorp recorded $739,000 and $871,000, respectively, of servicing rights related to loans originated and sold. Amortization of the servicing rights was $141,000 and $268,000 for the years ended December 31, 1998 and 1999, respectively. The estimated fair value of the

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE G--TRANSFERS OF FINANCIAL ASSETS (Continued)

servicing assets aggregated $640,000 and $1,751,000 at December 31, 1998 and 1999, respectively. A valuation allowance is recorded where the fair value is below the carrying amount of the servicing assets. No valuation allowance was needed at December 31, 1998 or 1999.


NOTE H--INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following at December 31 (dollars in thousands):

                                                1998            1999
                                            --------        --------
Negotiable order of withdrawal (NOW)        $ 22,314        $ 29,789
Savings and money market                      48,936          66,291
Time, $100,000 and over                       46,355          68,061
Other time                                    69,478         103,966
                                            --------        --------
                                            $187,083        $268,107
                                            ========        ========

Interest expense on these deposits for the years ended December 31 is as follows (dollars in thousands):

                                 1997          1998          1999
                                ------        ------        ------
NOW                             $  190        $  207        $  193
Savings and money market         1,327         1,232         1,218
Time, $100,000 and over          1,803         2,412         2,627
Other time                       3,653         3,714         3,986
                                ------        ------        ------
                                $6,973        $7,565        $8,024
                                ======        ======        ======

The maturities of time deposits at December 31, 1999 are as follows (dollars in thousands):

Three months or less                           $ 64,138
Over three months through twelve months          82,481
Over one year through three years                23,461
Over three years                                  1,947
                                               --------
                                               $172,027
                                               ========


NOTE I--LINE OF CREDIT

Humboldt Bank and Capitol Valley Bank have uncommitted federal funds lines of credit agreements with two financial institutions. The maximum borrowings available under the lines totaled $10,500,000 and $500,000 for Humboldt Bank and Capitol Valley Bank, respectively. Availability of the lines are subject to federal funds balances available for loan and continued borrower eligibility. These lines are intended to support short-term liquidity, and

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE I--LINE OF CREDIT (Continued)

cannot be used for more than ten consecutive business days or more than twelve times during a given thirty day period. At December 31, 1998 and 1999 there were no borrowings outstanding under the agreements.


NOTE J--LONG-TERM DEBT

Humboldt Bank has three advances totaling $3,316,000 from the Federal Home Loan Bank (FHLB) at December 31, 1999. The first advance totaling $732,000 is due in monthly installments of principal and interest, at 6.19%, of approximately $5,000 through February 15, 2004. The second advance of $1,000,000 is due at maturity on December 31, 2007. Interest is due semi-annually at 6.18%. The third advance totaling $1,584,000 is due in monthly installments of principal and interest, at 6.08%, of approximately $14,000 through April 8, 2013. Investment securities with an amortized cost of $3,698,000 and approximate fair value of $3,703,000 at December 31, 1999, were held as collateral for these three advances. Humboldt Bank also had loans with an approximate principal balance of $2,214,000 at December 31, 1999 pledged as collateral for these advances.

Bancorp has a $2,000,000 unsecured note payable to another Bank. Interest is due monthly at prime plus .5%, which was 9% at December 31, 1999, and principal is due at maturity on March 1, 2001.

Scheduled principal repayments of long-term debt, assuming no changes in their terms, for the five years ending December 31, 2004 are as follows (dollars in thousands):

                                                    Humboldt
                                      Bancorp        Bank          Total
                                      ------        -------       ------
   2000                                             $   93        $   93
   2001                               $2,000            99         2,099
   2002                                                107           107
   2003                                                114           114
   2004                                                755           755


NOTE K--FEES AND OTHER INCOME

Fees and other income consisted of the following for the years ended December 31 (dollars in thousands):

                                                           1997           1998           1999
                                                         -------        -------        -------
Merchant credit card processing fees                     $ 3,906        $ 6,177        $13,178
Lease residuals and rentals                                1,306          1,575          1,250
Credit card program fees                                     778          1,019            519
Equity in income of investment in leasing company             22            259            450
Fees for customer services                                   291            346            415
Earnings on life insurance                                   195            106            161
Loan and lease servicing fees                                346             87            293
Other (none exceeding 1% of revenues)                         67            162            386
                                                         -------        -------        -------
                                                         $ 6,911        $ 9,731        $16,652
                                                         =======        =======        =======

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE L--OTHER EXPENSES

Other expenses consisted of the following for the years ended December 31 (dollars in thousands):

                                                 1997           1998           1999
                                               -------        -------        -------
Merchant credit card program                   $   822        $ 2,665        $ 7,460
Professional and other outside services          1,342          1,122          1,446
Stationery, supplies and postage                   887            884            955
Telephone and travel                               478            598            870
Amortization of core deposit intangible            426            372            459
Credit card program                              1,021            346            240
Data processing and ATM fees                       170            324            299
Development                                        242            249            414
Advertising                                        265            247            412
FDIC and other insurance                           164            186            217
Other (none exceeding 1% of revenues)              407            723            833
                                               -------        -------        -------
                                               $ 6,224        $ 7,716        $13,605
                                               =======        =======        =======


NOTE M--INCOME TAXES

The components of income tax expense included in the statements of operations were as follows for the years ended December 31 (dollars in thousands):

                                                       1997            1998            1999
                                                     -------         -------         -------
Currently payable
      Federal                                        $ 1,707         $ 2,063         $ 1,728
      State                                              602             709             654
                                                     -------         -------         -------
                                                       2,309           2,772           2,382
Deferred tax benefit
      Federal                                           (606)           (353)           (310)
      State                                             (206)            (85)           (119)
                                                     -------         -------         -------
                                                        (812)           (438)           (429)
Tax benefit of exercised stock options
      recorded as an addition to common stock            114             183             318
                                                     -------         -------         -------
Net provision for income taxes                       $ 1,611         $ 2,517         $ 2,271
                                                     =======         =======         =======

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE M--INCOME TAXES (Continued)

A reconciliation of income taxes computed at the federal statutory rate of 34% and the provision for income taxes for the years ended December 31 are as follows (dollars in thousands):

                                                        1997            1998            1999
                                                      -------         -------         -------
Income tax at Federal statutory rate                  $ 1,655         $ 2,221         $ 2,338
      State franchise tax, less federal
           income tax benefit                             348             467             492
      Interest on municipal obligations exempt
           from Federal tax                              (176)           (227)           (284)
      Interest on enterprise zone loans exempt
           from State tax                                 (52)            (38)            (77)
      Life insurance earnings and expenses                (93)            (55)            (79)
      Low income housing credits                                                         (165)
      Deferred tax asset valuation allowance
           change                                         (99)            122
      Other differences                                    28              27              46
                                                      -------         -------         -------

Provision for income taxes                            $ 1,611         $ 2,517         $ 2,271
                                                      =======         =======         =======

The tax effects of temporary differences that give rise to the components of the net deferred tax asset recorded as an other asset as of December 31 were as follows (dollars in thousands):

                                                                                   1998            1999
                                                                                 -------         -------
Deferred tax assets:
      Allowance for loan and lease losses                                        $   929         $   934
      Nonqualified benefit plans                                                     935           1,188
      Deferred loan fees                                                             298             359
      State franchise taxes                                                          241             222
      Depreciation                                                                   593             675
      Unrealized securities holding losses                                                           247
      Merchant Bankcard program                                                      393             629
      Core deposit intangible amortization                                           110             202
      Organization costs                                                                             149
      Other                                                                          201             139
                                                                                 -------         -------
                                           Total deferred tax assets               3,700           4,744
      Valuation allowance for deferred tax assets                                   (435)           (435)
                                                                                 -------         -------
                                           Deferred tax assets recognized          3,265           4,309

Deferred tax liabilities:
      Unrealized securities holding gains                                            346
      Equity in income of subsidiaries                                               116             248
      FHLB stock dividends                                                            49              61
      Other                                                                           78             301
                                                                                 -------         -------
                                           Total deferred tax liabilities            589             610
                                                                                 -------         -------

                                           Net deferred tax asset                $ 2,676         $ 3,699
                                                                                 =======         =======

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE M--INCOME TAXES (Continued)

Amounts presented for the tax effects of temporary differences are based upon estimates and assumptions and could vary from amounts ultimately reflected on Bancorp's tax returns. Accordingly, the variances from amounts reported for prior years are primarily the result of adjustments to conform to the tax returns as filed. A valuation allowance has been established to reduce deferred tax assets to the amount that is more likely than not to be realized.

Income taxes (payable) receivable were $(141,000) and $398,000 at December 31, 1998 and 1999, respectively. The income tax expense (benefit) related to net investment securities gains was $42,000 and $(97,000) during 1997 and 1999, respectively. There were no net investment gains during 1998.


NOTE N--EARNINGS PER SHARE

The following is a computation of basic and diluted earnings per share for the years ended December 31, which has been retroactively adjusted for stock dividends and splits (dollars in thousands except per share amounts):

                                                                         1997              1998              1999
                                                                     ----------        ----------        ----------
Basic:

Net income                                                           $    3,258        $    4,016        $    4,607
                                                                     ==========        ==========        ==========

Weighted-average common shares outstanding                            4,755,846         4,876,404         5,048,547
                                                                     ==========        ==========        ==========

Earnings per share                                                   $      .69        $      .82        $      .91
                                                                     ==========        ==========        ==========

Diluted:

Net income                                                           $    3,258        $    4,016        $    4,607
                                                                     ==========        ==========        ==========

Weighted-average common shares outstanding                            4,755,846         4,876,404         5,048,547

Net effect of dilutive stock options - based on the
treasury stock method using average market price                        568,786           502,037           508,274
                                                                     ----------        ----------        ----------
Weighted-average common shares outstanding
  and common stock equivalents                                        5,324,632         5,378,441         5,556,821
                                                                     ==========        ==========        ==========

Earnings per share - assuming dilution                               $      .61        $      .75        $      .83
                                                                     ==========        ==========        ==========

Options to purchase 30,250 shares of common stock at $10.25 per share were outstanding at December 31, 1997 and options to purchase 1,100 and 35,203 shares of common stock at $13.52 per share and $14.32 per share, respectively, were outstanding at December 31, 1999 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. All options outstanding at December 31, 1998 were included in the computation of diluted EPS.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE O--BENEFIT PLANS

Retirement Plan: Humboldt Bank has a defined contribution retirement plan covering substantially all of the Bank's and Bancorp's employees. Bank contributions to the plan are made at the discretion of the Board of Directors in an amount not to exceed the maximum amount deductible under the profit sharing plan rules of the Internal Revenue Service. Employees may elect to have a portion of their compensation contributed to the plan in conformity with the requirements of Section 401(k) of the Internal Revenue Code. Salaries and employee benefits expense includes Bank contributions to the plan of $134,000 during 1997, $189,000 during 1998 and $223,000 during 1999.

Director Fee Plan: The Bancorp has adopted the Humboldt Bank Director Fee Plan (the "Fee Plan"). The Fee Plan permits each Bancorp director to elect to receive his/her director's fees in the form of Bancorp common stock, cash, or a combination of Bancorp common stock and cash, and to elect to defer the receipt of any of the foregoing until the end of his/her term as a Bancorp director. If deferral is elected, the amount of the director's fees shall be credited to an account on behalf of the director, however, such crediting shall constitute a mere promise on the part of the Bancorp to pay/distribute on this account. The account is otherwise unsecured, unfunded and subject to the general claims of creditors of Humboldt Bank and Bancorp. The Fee Plan provides for the issuance of up to 40,000 shares of Bancorp common stock. The amount of such fees deferred in 1997, 1998 and 1999 totaled $43,000, $58,000 and $86,000, respectively. At
December 31, 1998 and 1999, the liability for amounts due under this plan totaled $110,000 and $196,000, respectively, or approximately 13,079 and 20,083 shares of stock.

Employee Stock Bonus Plan: Humboldt Bank has an Employee Stock Bonus Plan which is funded annually at the sole discretion of the Board of Directors. Funds are invested in Bancorp stock, when available, and is purchased at the current market price on behalf of all employees except the executive officers of the Bancorp. The compensation cost recognized for 1997, 1998 and 1999 was $20,000, $20,000 and $20,000, respectively. In addition, $100,000 was transferred from the profit sharing plan into this Plan.


NOTE P--STOCK OPTION PLAN

The Bancorp has a stock-based compensation plan consisting of a fixed stock option plan which is described below. The Bancorp applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Bancorp's stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS No. 123, the Bancorp's net income and net income per share would have been adjusted to the pro forma amounts indicated below (dollars in thousands):

                                                  1997             1998             1999
                                               ---------        ---------        ---------
Net income
       As reported                             $   3,258        $   4,016        $   4,607
       Pro forma                                   3,194            3,716            4,407

Net income per share
       As reported                                   .69              .82              .91
       Pro forma                                     .67              .76              .87

Net income per share--assuming dilution
       As reported                                   .61              .75              .83
       Pro forma                                     .60              .69              .80

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE P--STOCK OPTION PLAN (Continued)

The Bancorp has a stock option plan under which incentive and nonstatutory stock options, as defined under the Internal Revenue Code, may be granted. Options representing 456,255 shares of the Bancorp's no par value common stock may be granted under the plan by the Board of Directors to directors, officers and key, full-time employees at an exercise price not less than the fair market value of the shares on the date of grant. In addition, 671,762 options are outstanding that were granted by Humboldt Bank prior to the formation of the Bancorp. Options may have an exercise period of not longer than 10 years and the options are subject to a graded vesting schedule of 33% per year for incentive stock options. Nonstatutory stock options vest immediately.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                  1997            1998            1999
                                -------         -------         -------
Dividend yield                        0%              0%              0%
Expected life:
     Incentive                  10 years        10 years        10 years
     Nonstatutory               10 years        10 years        10 years
Expected volatility               10.69%          10.69%          15.00%
Risk-free interest rate:
     Incentive                     6.24%           5.95%           6.50%
     Nonstatutory                  6.78%           5.20%           6.50%

A summary of stock option activity, adjusted to give effect to stock dividends in 1997, 1998 and 2000 and the 1999 stock split follows:

                                                                       Incentive Stock Options
                                     -------------------------------------------------------------------------------------------
                                                1997                           1998                           1999
                                     --------------------------      --------------------------      ---------------------------
                                       Weighted-                       Weighted-                      Weighted-
                                        Average                         Average                        Average
                                     Exercise Price     Shares       Exercise Price     Shares       Exercise Price      Shares
                                     --------------    --------      --------------    --------      --------------     --------
Shares under option at
      beginning of year               $      2.81       508,682       $      3.78       601,692       $      4.08        531,352

Options granted                              8.68       100,259              9.75         6,050             10.87         62,944

Options exercised                            3.40        (4,274)             2.02       (75,031              2.26        (46,868)

Options expired                              4.09        (2,975)             8.32        (1,359)             9.27           (307)
                                                       --------                        --------                         --------

Shares under option at
      end of year                            3.78       601,692              4.08       531,352              5.03        547,121
                                                       ========                        ========                         ========

Options exercisable at
      end of year                                       444,433                         446,815                          446,113

Weighted-average fair
      value of options granted
      during the year                                      4.04                            4.37                             5.36

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE P--STOCK OPTION PLAN (Continued)


                                                                   Nonstatutory Stock Options
                                   -----------------------------------------------------------------------------------------------
                                                1997                           1998                            1999
                                   -------------------------      ---------------------------         ---------------------------
                                       Weighted-                    Weighted-                          Weighted-
                                        Average                      Average                            Average
                                   Exercise Price    Shares       Exercise Price       Shares         Exercise Price       Shares
                                   --------------   --------      --------------      --------        --------------      --------
Shares under option at
      beginning of year            $      3.27       531,714       $      3.79         493,866         $      4.33         452,562

Options granted                          10.14        33,275              9.29          30,800               13.04          26,699

Options exercised                         2.66       (71,123)             2.76         (72,104)               3.77         (71,592)
                                                     -------                          --------                            --------

Shares under option at
      end of year                         3.79       493,866              4.33         452,562                5.56         407,669
                                                    ========                          ========                            ========

Options exercisable at
      end of year                                    493,866                           452,562                             407,669

Weighted-average fair value
      of options granted
      during the year                     4.54                            3.80                                6.39


The following table summarizes information about fixed stock options outstanding at December 31, 1999:

                                                             Options Outstanding
                                             -------------------------------------------------------
                                                               Weighted-Average
   Range of                                    Number             Remaining          Weighted-Average
Exercise Prices                              Outstanding       Contractual Life      Exercise Price
---------------                              -----------       ----------------      ---------------
$1.95 to $3.57                                 609,224            4.0 years            $    2.94
$4.37 to $6.54                                 126,509            6.6 years                 4.76
$9.09 to $11.59                                182,754            8.5 years                 6.43
$13.52 to $14.32                                36,303            9.8 years                13.04
                                             ---------
$1.95 to $14.32                                954,790            6.7 years                 4.23
                                             =========


                                                    Options Exercisable
                                             -----------------------------------
    Range of                                   Number          Weighted-Average
Exercise Prices                              Exercisable        Exercise Price
---------------                              -----------       ----------------
$1.95 to $3.57                                  609,223              $ 2.94
$4.37 to $6.54                                  114,055                5.28
$9.09 to $11.59                                 117,375               10.01
$13.52 to $14.32                                 33,129               14.29
                                             -----------
$1.95 to $14.32                                 873,782                4.63
                                             ===========

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE Q--RELATED PARTY TRANSACTIONS

Bancorp has entered into transactions with its directors, executive officers and their affiliates and subsidiaries of the Bancorp (related parties). The following is a summary of the aggregate activity involving related party borrowers at December 31, 1998 and 1999 (dollars in thousands):

                                                    1998                1999
                                                  -------             -------
Loans outstanding at beginning of year            $ 6,218             $ 6,451
Loan disbursements                                  2,095               2,862
Loan repayments                                    (1,862)             (4,448)
                                                  -------             -------

Loans outstanding at end of year                  $ 6,451             $ 4,865
                                                  =======             =======

At December 31, 1998 and 1999, commitments to related parties of approximately $605,000 and $4,892,000 were undisbursed. Bancorp has issued letters of credit on behalf of related parties totaling $2,270,000 at December 31, 1999.

Deposits received from directors and officers totaled $1,531,000 and $634,000 at December 31, 1998 and 1999, respectively.

Bancorp made payments totaling $50,000 in 1997, $73,000 in 1998 and $77,000 in 1999 to a travel business owned by a director. Payments under contracts with directors' companies for premises remodeling, repair and engineering services totaled $14,800 in 1997, $32,000 in 1998 and $33,000 in 1999. Bancorp purchased computer equipment and office furniture from businesses owned by members of executive officers' immediate families totaling $17,000 in 1997 and $20,000 in 1998. Bancorp paid fees for payroll services and other miscellaneous expenses totaling $11,000 in 1997 and $4,000 in 1998 to a business with which a director is associated. In 1997, Bancorp entered into a long term lease for a branch office with a company owned by a director. Payments on this lease during 1997, 1998 and 1999 totaled $13,000, $31,000 and $37,000. In 1999, Bancorp purchased a branch that leases its facility from a company owned by a director. Payments on this lease during 1999 totaled $24,000.

Humboldt Bank and Capitol Valley Bank routinely participate in loan transactions. At December 31, 1999, the outstanding loan balances purchased from Humboldt Bank by Capitol Valley Bank was $2,649,000 and the outstanding loan balances purchased from Capitol Valley Bank by Humboldt Bank was $2,760,000.

Humboldt Bank provides loan support and performs loan servicing for Capitol Valley Bank. The amount of loans serviced by Humboldt Bank at December 31, 1999 totaled $13,358,000.

Bancorp purchases leases that are originated by its subsidiary, Bancorp Financial Services. These outstanding lease receivable balances, net of unearned interest, totaled $5,403,000 and $12,534,000 at December 31, 1998 and 1999,
respectively. In addition, Humboldt Bank has entered into a $3.8 million line of credit with Bancorp Financial Services, which expires May 2, 2000 and bears interest at the prime rate plus .50% (currently 9%) per annum.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE R--COMMITMENTS AND CONTINGENT LIABILITIES

Postemployment Benefit Plans and Life Insurance Policies: Bancorp has purchased single premium life insurance policies in connection with the implementation of salary continuation and deferred compensation plans for certain key employees. The policies provide protection against the adverse financial effects from the death of a key employee and provide income to offset expenses associated with the plans. The specified employees are insured under the policies, but the Bancorp is the owner and beneficiary. At December 31, 1998 and 1999, the cash surrender value of these policies totaled approximately $4,943,000 and $5,157,000, respectively.

The plans are unfunded and provide for Bancorp to pay the employees specified amounts for specified periods after retirement and allow the employees to defer a portion of current compensation in exchange for the Bancorp's commitment to pay a deferred benefit at retirement. If death occurs prior to or during retirement, Bancorp will pay the employee's beneficiary or estate the benefits set forth in the plans.

At December 31, 1998 and 1999, liabilities recorded for the estimated present value of future salary continuation and deferred compensation benefits totaled approximately $2,038,000 and $2,716,000, respectively. Salary continuation benefits may be paid if termination is without cause or due to a change in control of Bancorp. Otherwise no benefits are paid upon termination. Deferred compensation is vested as to the amounts deferred. In the event of death or under certain other circumstances, Bancorp is contingently liable to make future payments greater than the amounts recorded as liabilities. Based on present circumstances, Bancorp does not consider it probable that such a contingent liability will be incurred or that in the event of death, such a liability would be material after consideration of life insurance benefits.

Lease Commitments: Bancorp leases eight sites under noncancelable operating leases expiring in May 2000, September 2000, October 2000, November 2000, February 2006, September 2007, October 2008 and June 2009. The lease expiring May 2000 includes an option to renew for two additional five-year terms, with the monthly rental being adjusted to the fair market rental value. The lease expiring November 2000 includes an option to extend the lease for an additional term of one year. The lease expiring in February 2006 requires adjustments to the base rent after two years for changing price indices with a maximum annual increase of five percent and includes an option to renew for two consecutive five-year terms. The lease expiring September 2007 is renewable for two consecutive five-year periods and requires adjustment every September 1 based on changing price indices but not less than 2% nor more than 10%. The lease expiring October 2008 requires annual adjustments to the base rent every November 3 of the greater of 2% or the percentage increase in the Consumer Price Index and includes an option to extend the term of the lease for three consecutive five-year terms. The lease expiring June 2009 requires scheduled adjustments to the base rent every two years and includes an option to renew for two consecutive five-year terms.

As of December 31, 1999, future minimum lease payments under noncancelable operating leases are as follows (dollars in thousands):

                                                               Lease
                                                             Commitment
                                                             ----------
  Year ended December 31:
     1999                                                     $  414
     2000                                                        356
     2001                                                        361
     2002                                                        367
     2003                                                        372
     Thereafter                                                1,401
                                                              ------

                      Total minimum lease commitments         $3,271
                                                              ======

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE R--COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Rent expense for the years ended December 31, 1997, 1998 and 1999 totaled $128,000, $269,000 and $401,000, respectively. Sublease rental income was $4,000 in 1997.

Financial Instruments with Off-Balance-Sheet Risk: Bancorp's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, credit card arrangements and standby letters of credit. A summary of Bancorp's commitments and contingent liabilities at December 31, is as follows (dollars in thousands):

                                            Contractual Amounts
                                          1998               1999
                                        -------            -------
Commitments to extend credit            $42,200            $62,256
Credit card arrangements                 12,299              9,256
Standby letters of credit                 5,240              3,951

Commitments to extend credit, credit card arrangements and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. Bancorp's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the balance sheet. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to Bancorp.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Bancorp evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Bancorp upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, certificates of deposits and income-producing commercial properties. At December 31, 1998 and 1999, approximately $1,300,000 and $157,000, respectively, of Bancorp's undisbursed credit card commitments were secured by deposit accounts.

Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. All letters of credit are short-term guarantees with no guarantees extending more than two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending facilities to customers. Bancorp holds assigned deposit accounts as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 1998 and 1999 varies from zero to 100%; the average amount collateralized is approximately 92% in 1998 and 83% in 1999. None of these letters of credit were utilized during 1998 or 1999.

Bancorp has not incurred any losses on its commitments in 1997, 1998 or 1999.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE R--COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Merchant Credit and Debit Card Sales Processing: Bancorp processes the settlement of credit and debit card sales for merchants located throughout the continental United States, Alaska, Hawaii and Puerto Rico. The process involves collecting funds from the card issuing bank and crediting the merchant accounts in exchange for a merchant discount and other processing fees. The more significant areas of risk associated with this process includes the risk that funds due from the card issuing bank will be uncollectible, that significant fines may be assessed for violations of VISA or MasterCard rules or that the merchant will be unable to absorb chargebacks, deliver products due to insolvency or may commit fraud. To protect Bancorp from losses, merchant deposits of $46,969,000 at December 31, 1998 and $54,153,000 at December 31, 1999 have been established by withholding a percentage of merchant processing volume. Bancorp has incurred approximately $18,000 and $127,000 in losses during 1998 and 1999, respectively. No losses were incurred in 1997. Bancorp processed approximately $2.2 billion and $2.9 billion of credit and debit card sales for merchants during 1998 and 1999, respectively. Bancorp markets its merchant bankcard services through five independent service and marketing organizations (ISO's). Those five ISO's represent $2.8 billion of Bancorp's credit and debit card sales during 1999. In addition, the merchant bankcard services are regulated by VISA. At this time Bancorp does not believe it is in complete compliance with the VISA requirements and is seeking a waiver. If the waiver is not obtained, Bancorp would need to restructure its merchant bankcard operations, which would adversely affect Bancorp's revenues for these services.

Legal Proceedings: Bancorp is a party to claims and legal proceedings arising in the ordinary course of business. After taking into consideration information furnished by legal counsel to the Bancorp as to the current status of various claims and proceedings to which Bancorp is a party, management is of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse effect on the financial position or results of operations of the Bancorp.


NOTE S--CONCENTRATIONS OF CREDIT RISK

Most of Bancorp's business activity is with customers located within the State of California, primarily in Northern California except for the merchant credit card debit card sales processing as discussed in Note R. The economy of Humboldt Bank's primary service area is heavily dependent on the area's major industries which are timber, commercial fishing, agriculture and tourism. General economic conditions or natural disasters affecting the primary service area or its major industries could affect the ability of customers to repay loans and the value of real property used as collateral.

In addition to the types of loans as set forth in Note D, Bancorp has concentrations in out-of-area participation loans, motel loans, commercial real estate and construction loans. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers. Bancorp, as a matter of policy, does not extend credit to any single borrower or group of related borrowers on a secured basis in excess of 25% of its unimpaired capital (shareholders' equity plus the allowance for loan and lease losses) and on an unsecured basis in excess of 15% of its unimpaired capital.

Bancorp places its cash investments primarily in financial instruments backed by the U.S. Government and its agencies or by high quality financial institutions or corporations. At December 31, 1998 and 1999, approximately 9% and 63%, respectively, of Bancorp's net worth was invested in federal funds sold to a New York bank. In addition, at December 31, 1999, Bancorp had deposits in federally insured banks in excess of federally insured limits by $4,196,000.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE T--REGULATORY MATTERS

Generally, the primary source of cash for the Bancorp will be dividends received from its subsidiaries. Banking regulations limit the amount of cash dividends that may be paid without prior approval of Humboldt Bank and Capitol Valley Bank's regulatory agency. Cash dividends are limited to the lesser of retained earnings, if any, or net income for the last three years, net of the amount of any other distributions made to shareholders during such periods. As of December 31, 1999, $6,217,000 was available for cash dividend distributions for Humboldt Bank without prior approval. Capitol Valley Bank could not declare dividends at December 31, 1999 without prior approval from the regulatory agency.

Bancorp and its subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minium capital requirements can initiate certain mandatory---and possible additional discretionary---actions by regulators that, if undertaken, could have a direct material effect on the Bancorp's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bancorp and its subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. These capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Bancorp to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that Bancorp meets all capital adequacy requirements to which it is subject.

As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bancorp and its subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Bancorp must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bancorp and its subsidiaries' actual capital amounts and ratios are also presented in the table.

                                                                                              To Be Well
                                                                                            Capitalized Under
                                                                    For Capital             Prompt Corrective
                                          Actual                 Adequacy Purposes          Action Provisions
                                    -------------------         --------------------      ---------------------
                                    Amount        Ratio          Amount       Ratio        Amount        Ratio
                                    -------      ------         ---------     ------      ---------     -------
                                                                   (in thousands)
As of December 31, 1998:
Total Capital
     (to Risk Weighted Assets)
     Consolidated                   $28,915      13.00%         > $17,798     > 8.0%
                                                                -             -
     Humboldt Bank                  $25,683      11.66%         > $17,617     > 8.0%      > $22,022     > 10.0%
                                                                -             -           -             -
Tier I Capital
     (to Risk Weighted Assets)
     Consolidated                   $26,131      11.75%         > $8,899      > 4.0%
                                                                -             -
     Humboldt Bank                  $22,931      10.41%         > $8,809      > 4.0%      > $13,213     > 6.0%
                                                                -             -           -             -
Tier I Capital
     (to Average Assets)
     Consolidated                   $26,131       8.12%         > $12,878     > 4.0%
                                                                -             -
     Humboldt Bank                  $22,931       7.23%         > $12,690     > 4.0%      > $15,863     > 5.0%
                                                                -             -           -             -

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE T--REGULATORY MATTERS (Continued)

                                                                                           To Be Well
                                                                                         Capitalized Under
                                                                 For Capital             Prompt Corrective
                                          Actual              Adequacy Purposes          Action Provisions
                                    -------------------      --------------------      ---------------------
                                    Amount        Ratio       Amount       Ratio        Amount        Ratio
                                    -------      ------      ---------     ------      ---------     -------
                                                                (in thousands)
As of December 31, 1999:
    Total Capital
         (to Risk Weighted Assets)
     Consolidated                   $34,666      12.07%      $22,984       >  8.0%
                                                                           -
     Humboldt Bank                  $29,454      11.05%      $21,354       >  8.0%      $26,692       >  10.0%
                                                                           -                          -
     Capitol Valley Bank            $ 3,683      20.29%      $ 1,452       >  8.0%      $ 1,816       >  10.0%
                                                                           -                          -
Tier I Capital
     (to Risk Weighted Assets)
     Consolidated                   $31,312      10.90%      $11,492       >  4.0%
                                                                           -
     Humboldt Bank                  $26,181       9.82%      $10,677       >  4.0%      $16,015       >   6.0%
                                                                           -                          -
     Capitol Valley Bank            $ 3,602      19.84%      $   726       >  4.0%      $ 1,089       >   6.0%
                                                                           -                          -
Tier I Capital
     (to Average Assets)
     Consolidated                   $31,312       7.50%      $16,689       >  4.0%
                                                                           -
     Humboldt Bank                  $26,181       6.61%      $15,844       >  4.0%      $19,805       >   5.0%
                                                                           -                          -
     Capitol Valley Bank            $ 3,602      19.82%      $   727       >  4.0%      $   909       >   5.0%
                                                                           -                          -


NOTE U--CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed balance sheets as of December 31, 1998 and 1999 and the related condensed statements of operations and cash flows for the three years in the period ended December 31, 1999 for Humboldt Bancorp (parent company only) are presented as follows (dollars in thousands):

                            Condensed Balance Sheets

                                              December 31
                                         ----------------------
                                            1998           1999
                                         -------        -------
Assets
    Cash                                 $   805        $   757
    Investment in subsidiaries            24,162         32,922
    Investment in leasing company          2,281          2,731
    Other assets                             197            453
                                         -------        -------

                                         $27,445        $36,863
                                         =======        =======
Liabilities
    Borrowed funds                                      $ 2,000
    Other liabilities                    $    83            370
Stockholders' equity
    Common stock                          25,877         28,405
    Retained earnings                      1,485          6.088
                                         -------        -------
                                         $27,445        $36,863
                                         =======        =======

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE U--CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

                       Condensed Statements of Operations

                                                                             Year Ended December 31
                                                                 -----------------------------------------------
                                                                    1997                1998                1999
                                                                 -------             -------             -------
Dividends from subsidiaries                                                          $ 2,085             $ 2,500
Reimbursement from subsidiaries of allocated expenses                                                      2,210
Other income                                                     $     2                   3                   7
Expenses                                                             (24)                (87)             (3,227)
                                                                 -------             -------             -------
(Loss) income before taxes                                           (22)              2,001               1,490
Tax benefit (expense)                                                106                 (51)                307
                                                                 -------             -------             -------
Income before equity in income of subsidiaries and
    leasing company                                                   84               1,950               1,797
Equity in undistributed income of subsidiaries and
    leasing company                                                3,174               2,066               2,810
                                                                 -------             -------             -------

Net income                                                       $ 3,258             $ 4,016             $ 4,607
                                                                 =======             =======             =======

                       Condensed Statements of Cash Flows


                                                                            Year ended December 31
                                                                 -----------------------------------------------
                                                                  1997                1998                1999
                                                                 -------             -------             -------
Operating activities:
    Net income                                                   $ 3,258             $ 4,016             $ 4,607
    Adjustments to reconcile net income to net cash
        provided (used) by operating activities:
        Equity in undistributed income of subsidiaries
           and leasing company                                    (3,174)             (2,066)             (2,810)
        Dividend of Humboldt Bank's investment in leasing
           company to Bancorp                                                         (2,085)
        Amortization                                                   4                   4                   9
        Increase in other assets                                                        (188)               (265)
        Increase in other liabilities                                                     83                 287
                                                                 -------             -------             -------
            Net cash provided (used) by operating activities          88                (236)              1,828

Investing activities:
    Investment in Capitol Valley Bank                                                                     (4,500)
    Investment in Humboldt Bank                                                                           (1,900)
    Reimbursement from subsidiary                                    114                 183                 319
                                                                 -------             -------             -------
            Net cash provided (used) by investing activities         114                 183              (6,081)

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE U--CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

                                                                               Year ended December 31
                                                                   -----------------------------------------------
                                                                     1997                1998                1999
                                                                   -------             -------             -------
Financing activities:
    Proceeds from note payable                                                                             $ 2,000
    Cash paid for fractional shares                                $    (5)            $    (8)                 (4)
    Proceeds from issuance of common stock                             203                 362               2,209
                                                                   -------             -------             -------
              Net cash provided by financing activities                198                 354               4,205
                                                                   -------             -------             -------
                   Net increase (decrease) in cash                     400                 301                 (48)
                       Cash at beginning of year                       104                 504                 805
                                                                   -------             -------             -------
                             Cash at end of year                   $   504             $   805             $   757
                                                                   =======             =======             =======


NOTE V--BANCORP ACQUISITION OF SILVERADO MERGER CORPORATION

In September 1999, Bancorp acquired all of the outstanding shares of Silverado Merger Corporation for 49,502 shares of Bancorp restricted common stock and warrants to purchase up to 99,000 shares of Bancorp stock for $10.91 per share. Bancorp has the right to repurchase the 49,502 shares of common stock for $.91 each, and the warrants to purchase up to 99,000 shares of common stock for $10.91 per share cannot become exercisable, in the event Capitol Valley Bank fails to achieve certain business objectives by December 31, 2001. Until the contingencies related to the issuance of the restricted stock and warrants are resolved, the amount recorded for this transaction will be a liability of $45,002 and the stock and warrants issued will not be included in per share information. The fair value as of the merger date of the stock and warrants issued to the Silverado Merger Corporation stockholders will be recorded as an additional cost of the acquisition if all the requirements of the acquisition agreement are achieved. Otherwise, the 49,502 shares of restricted stock will be repurchased for $.91 per share and the warrants will expire. As part of the acquisition agreement, some shareholders and supporters of Silverado Merger Corporation purchased $1.6 million of Bancorp restricted common stock at $12.00 per share pursuant to a private placement. Silverado has no operations, and all of its obligations and liabilities were extinguished prior to consummation of the merger. Therefore, Silverado's financial statements at the time of the merger were immaterial.


NOTE W--FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underling value of the Bancorp as a whole.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE W--FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values of the Bancorp's financial instruments are as follows at December 31 (dollars in thousands):

                                                                    1998                               1999
                                                          ---------------------------         ---------------------------
                                                                            Estimated                          Estimated
                                                          Carrying            Fair            Carrying           Fair
                                                           Amount             Value            Amount            Value
                                                          --------          --------          --------          --------
Financial assets:
      Cash and due from banks                             $ 28,626          $ 28,626          $ 31,339          $ 31,339
      Interest-bearing deposits in other banks               3,020             3,020                20                20
      Federal funds sold                                     2,250             2,250            21,375            21,375
      Investment securities                                 77,802            77,802           115,360           115,360
      Loans and leases held for sale                         7,677             7,731             2,147             2,149
      Loans and lease financing receivables, net           178,361           178,386           222,975           222,114
      Accrued interest receivable                            1,779             1,779             2,147             2,147
      Cash surrender value of life insurance                 4,943             4,943             5,157             5,157

Financial liabilities:
      Deposits                                             283,967           283,997           378,630           378,655
      Accrued interest payable                                 306               306               678               678
      Long-term debt                                         3,402             3,402             5,316             5,316

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions.

The following methods and assumptions were used by the Bancorp in estimating its fair value disclosures for financial instruments:

        Cash and due from banks, interest-bearing deposits in other banks and federal funds sold: The carrying amount is a reasonable estimate of fair value.

        Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of accrued interest receivable approximates its fair value.

        Loans and leases held for sale: Fair values for loans and leases held for sale are based on quoted market prices or dealer quotes. If a quoted price is not available, fair value is estimated using quoted market prices for similar loans or leases.

        Loans and lease financing receivables, net: For variable-rate loans that reprice frequently and fixed rate loans that mature in the near future, with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other fixed rate loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Bancorp's lease portfolio has relatively high fixed rates that usually do not fluctuate with market changes and, therefore, the carrying amount is a reasonable estimate of the fair value. Loan and lease fair value estimates include judgments regarding future expected loss experience and risk characteristics and are adjusted for the allowance for loan and lease losses. The carrying amount of accrued interest receivable approximates its fair value.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE W--FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

        Cash surrender value of life insurance: The carrying amount approximates its fair value.

        Deposits: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

        Long-term debt: The fair value of long-term debt is estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar debt instruments.

        Off-balance sheet instruments: Off-balance sheet commitments consist of commitments to extend credit, credit card arrangements and standby letters of credit. The contract or notional amounts of Bancorp's financial instruments with off-balance-sheet risk are disclosed in Note
        R. Estimating the fair value of these financial instruments is not considered practicable due to the immateriality of the amounts of fees collected, which are used as a basis for calculating the fair value, on such instruments.


NOTE X--SUBSEQUENT EVENTS

Bancorp has entered into a merger agreement with Global Bancorp, a California bank holding company that owns Capitol Thrift and Loan Association, a California industrial loan company with 10 branches located throughout California. Under the merger agreement, Capitol Thrift will become a wholly-owned subsidiary of Bancorp. The acquisition is subject to conditions including approval by the shareholders of Global Bancorp, regulatory approval, and the completion of a stock offering. The estimated purchase price of Global Bancorp will be $16.5 million, $11.8 million of which will be in cash and $4.7 million of which will be a contingent payment in the form of a promissory note due on January 30, 2002 bearing interest at 8%, that is contingent on future events and can be adjusted upward or downward based on criteria set forth in the merger agreement. The merger will be accounted for as a purchase. If either party fails to complete the acquisition for certain specified reasons, a termination fee of $250,000 to $350,000 could be imposed.

In February 2000, Bancorp filed a registration statement for the sale of a minimum of 320,000 shares of common stock at $12.50 per share. Bancorp intends to use the proceeds to assist in the purchase of Global Bancorp. Bancorp incurred $238,000 of costs related to the stock offering as of December 31, 1999. These costs are recorded as an other asset and are expected to be netted against the proceeds raised upon successful completion of the stock offering. In addition, Bancorp intends to acquire additional capital of $5 million by the issuance of subordinated debentures at an estimated rate of 10.875% per annum.

In 1998, Bancorp purchased a building and land for approximately $2.9 million. Bancorp intends to renovate the property so that all of Bancorp's administrative offices and departments will be centrally located. The estimated cost of the renovation is $3.3 to $3.9 million. At December 31, 1999, approximately $1.1 million in costs have been incurred for design work. Upon its completion, Bancorp has an agreement to lease a portion of the facility to a local agency in exchange for approximately $27,000 per month.

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE X--SUBSEQUENT EVENTS (Continued)

On January 11, 2000, Bancorp's Board of Directors declared a 10% stock dividend on outstanding common stock to be distributed on February 7, 2000, to holders of record on January 28, 2000. As a result of the dividend, 472,879 shares of common stock will be distributed and fractional shares will be purchased at $12.727 per share. All per share data and computations have been retroactively adjusted to reflect the stock dividend.


NOTE Y--OPERATING SEGMENTS

Reportable operating segments are generally defined as components of an enterprise for which discrete financial information is available, whose operating results are regularly reviewed by the organization's decision makers and whose revenue from external customers is 10 percent or more of total revenue. The Bancorp has two reportable segments under this definition, retail banking and credit card operations. The retail banking segment provides traditional banking services such as checking, savings, IRA and Keogh accounts, time certificates of deposit, loans, and lease financings. The credit card segment processes the settlement of credit and debit card sales for merchants and issues and maintains credit card accounts for its customers. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Each segment receives an allocation of administrative expenses. The Bancorp evaluates performance based on profit or loss from operations before income taxes. The Bancorp's reportable segments are strategic business units that provide different services that are carried out by separate departments. Included in the retail banking segment are all other operations of the Bancorp, which include an investment in an equipment leasing company.

The following table includes segment profit, including certain revenues and expenses, and segment assets (in thousands) of and for the year ended:

                                                            Retail           Credit Card
                                                            Banking           Operations         Total
                                                            --------          --------          --------
December 31, 1998:
Revenue from external customers                             $  3,524          $  8,304          $ 11,828
Interest revenue                                              22,339             1,165            23,504
Interest expense                                               7,593               149             7,742
Depreciation and amortization                                  2,886               217             3,103
Segment profit, before taxes                                   4,444             2,089             6,533
Other significant non-cash items:
        Additions to reserves for potential losses             1,240             1,183             2,423
Segment assets                                               262,301            57,674           319,975
Investment in equity method investees                          2,281                               2,281

                        HUMBOLDT BANCORP AND SUBSIDIARIES

                          December 1997, 1998 and 1999


NOTE Y--OPERATING SEGMENTS (Continued)

                                                            Retail           Credit Card
                                                            Banking           Operations         Total
                                                            --------          --------          --------
December 31, 1999:
Revenue from external customers                             $  4,071          $ 14,992          $ 19,063
Interest revenue                                              24,612               628            25,240
Interest expense                                               8,163               182             8,345
Depreciation and amortization                                  2,987               273             3,260
Segment profit, before taxes                                   2,691             4,187             6,878
Other significant non-cash items:
        Additions to reserves for potential losses               686               832             1,636
Segment assets                                               361,543            62,106           423,649
Investment in equity method investees                          4,063                               4,063

                                 TEHAMA BANCORP
                           CONSOLIDATED BALANCE SHEET

                                 ASSETS                           September 30, 2000      December 31, 1999
                                                                  ------------------      -----------------
                                                                       (Unaudited)
Cash and due from banks                                              $  21,174,869          $  17,157,451
Investment securities (market value of $38,026,000 at
   September 30, 2000 and $38,400,500 at December 31, 1999)             38,010,254             38,513,743
Loans, less allowance for loan losses of $2,382,671 at
   September 30, 2000 ($2,148,074 at December 31, 1999)                166,933,158            143,025,745
Bank premises and equipment, net                                         2,574,783              2,716,042
Other real estate                                                          167,693                 35,986
Investment in leasing company                                            4,136,402              2,793,416
Investment in Class C Lease-Backed Notes                                 2,042,693                     --
Accrued interest receivable and other assets                             8,030,334              7,551,742
                                                                     -------------          -------------
          TOTAL ASSETS                                               $ 243,070,186          $ 211,794,125
                                                                     =============          =============

                  LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
     Non-interest bearing                                            $  51,321,987          $  50,686,125
     Interest bearing                                                  158,469,115            137,781,272
                                                                     -------------          -------------
          Total deposits                                               209,791,102            188,467,397

Short-term borrowings                                                    7,000,000              2,100,000
Long-term borrowings                                                     2,539,904                     --
Accrued interest payable and other liabilities                           2,404,160              2,588,756
                                                                     -------------          -------------
          Total liabilities                                            221,735,166            193,156,153
                                                                     -------------          -------------
Commitments

Shareholders' equity
   Preferred stock - no par value;  2,000,000 shares
      authorized;  none issued                                                  --                     --
   Common stock - no par value;  4,000,000 shares
      authorized;  1,896,140 shares issued and outstanding
      at September 30, 2000 (1,884,750 at December 31, 1999)            15,543,434             15,413,603
Retained earnings                                                        6,366,737              4,077,990
Accumulated other comprehensive loss                                      (575,151)              (853,621)
                                                                     -------------          -------------
          Total shareholders' equity                                    21,335,020             18,637,972
                                                                     -------------          -------------
          TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                   $ 243,070,186          $ 211,794,125
                                                                     =============          =============

                             See accompanying notes.

                                 TEHAMA BANCORP
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                                               Nine months ended,
                                                                  September 30,
                                                        -------------------------------
                                                            2000                1999
                                                        -----------         -----------
Interest income:
   Interest and fees on loans                           $10,435,003         $ 8,079,580
   Interest on Federal funds sold                            14,892             332,618
   Interest on investment securities:
      Taxable                                             1,267,784           1,411,750
      Exempt from Federal income taxes                      430,281             464,903
   Other Interest income                                     83,156                  --
                                                        -----------         -----------
         Total interest income                           12,231,116          10,288,851
                                                        -----------         -----------

Interest expense on deposits                              4,598,864           3,794,720
Interest on short-term and long-term borrowings             381,506               5,312
                                                        -----------         -----------
         Total interest expense                           4,980,370           3,800,032
                                                        -----------         -----------
         Net interest income                              7,250,746           6,488,819

Provision for loan losses                                   700,000           1,025,000
                                                        -----------         -----------
         Net interest income after
            provision for loan losses                     6,550,746           5,463,819
                                                        -----------         -----------
Non-interest income:
   Service charges                                          694,718             573,405
   Merchant processing fees                                 640,000             832,419
   Gain on sale of loans                                    155,757             168,261
   Automatic teller machine servicing fees                  747,084             250,419
   Loan packaging fees                                       79,646             216,816
   Undistributed income from investment                     323,020             287,799
   Other income                                             380,943             380,651
                                                        -----------         -----------
         Total non-interest income                        3,021,168           2,709,770
                                                        -----------         -----------
Non-interest expense:
   Salaries and employee benefits                         3,098,300           3,143,336
   Occupancy                                                897,540             760,258
   Other                                                  2,256,853           2,219,504
                                                        -----------         -----------
         Total non-interest expense                       6,252,693           6,123,098
                                                        -----------         -----------
         Income before income taxes                       3,319,221           2,050,491

Income taxes                                              1,026,400             566,900
                                                        -----------         -----------
         Net income                                     $ 2,292,821         $ 1,483,591
                                                        ===========         ===========
Basic earnings per share                                $      1.21         $      0.79
                                                        ===========         ===========
Diluted earnings per share                              $      1.18         $      0.79
                                                        ===========         ===========
Weighted average number of
   shares outstanding                                     1,887,465           1,867,549
                                                        ===========         ===========
Weighted average number of shares
   outstanding including common
   stock equivalents                                      1,944,553           1,867,549
                                                        ===========         ===========

                             See accompanying notes.

                                 TEHAMA BANCORP
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (UNAUDITED)

                                                                                      Nine months ended
                                                                                         September 30,
                                                                               ------------          ------------
                                                                                   2000                  1999
                                                                               ------------          ------------
Cash flows from operating activities:
   Net income                                                                  $  2,292,821          $  1,483,591
   Adjustments to reconcile net income to net cash provided by
      (used in) operating activities:
         Provision for loan losses                                                  700,000             1,025,000
         Depreciation and amortization                                              378,219               305,303
         Deferred loan origination (costs) fees, net                               (274,291)              309,744
         Increase in interest receivable and other assets                          (969,528)           (1,275,920)
         (Decrease) increase in interest payable and other liabilities             (184,596)              752,302
         Undistributed earnings of investment in leasing company                   (323,020)             (287,799)
                                                                               ------------          ------------
               Net cash provided by operating activities                          1,619,605             2,312,221
                                                                               ------------          ------------
Cash flows from investing activities:
   Net increase in maturities, purchases and sales of
      investment securities                                                         956,681             5,533,613
   Net increase in loans                                                        (24,198,118)          (17,940,224)
   Purchases of other real estate                                                   (16,609)                   --
   Purchases of premises and equipment                                             (191,064)             (490,690)
   Investment in Class C Lease-Backed Notes                                      (2,375,655)                   --
   Proceeds from investment in Class C Lease-Backed Notes                           332,962                    --
   Investment in leasing company                                                   (999,750)                   --
                                                                               ------------          ------------
               Net cash used in investing activities                            (26,491,553)          (12,897,301)
                                                                               ------------          ------------
Cash flows from financing activities:
   Net increase in demand deposits, interest-bearing
      and savings accounts                                                       15,442,466            12,512,159
   Net increase (decrease) in time deposits                                       5,881,239           (10,077,339)
   Net increase in short-term borrowings                                          4,900,000                    --
   Borrowings under long-term debt agreement                                      2,907,655                    --
   Payments on long-term borrowings                                                (367,751)                   --
   Payments of cash dividends                                                            --              (853,979)
   Payments for fractional shares                                                    (4,074)                   --
   Retirement of common stock                                                            --              (236,647)
   Proceeds from exercise of stock options                                          129,831               492,445
                                                                               ------------          ------------
               Net cash provided by financing activities                         28,889,366             1,836,639
                                                                               ------------          ------------
               Increase (decrease) in cash and cash equivalents                   4,017,418            (8,748,441)

Cash and cash equivalents at beginning of period                                 17,157,451            22,762,664
                                                                               ------------          ------------
Cash and cash equivalents at end of period                                     $ 21,174,869          $ 14,014,223
                                                                               ============          ============

                             See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A         Basis of Presentation

        The financial information included herein is unaudited (although the 12/31/99 data is derived from audited financial statements), but has been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The information reflects all adjustments (consisting solely of normal recurring adjustments) that are, in the opinion of management, necessary to a fair presentation of the financial position, results of operations, changes in shareholder equity, and cash flows for the interim periods presented.

        Certain information and footnotes required by generally accepted accounting principles for annual financial statements are not included in these interim financial statements. Accordingly, the accompanying unaudited interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's 1999 Annual Report on Form 10-K. Operating results for the three months and nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000.

        Tehama Bancorp was incorporated on January 15, 1997 and consumated a merger with Tehama Bank on June 30, 1997. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Tehama Bank, and a 50% interest in Bancorp Financial Services, Inc. All material intercompany accounts and transactions have been eliminated in consolidation.

Note B         Agreement and Plan of Reorganization and Merger

        On September 20, 2000, Tehama Bancorp and Humboldt Bancorp announced the signing of a definitive Agreement and Plan of Reorganization and Merger (the "Agreement") under which Humboldt Bancorp will acquire all of the outstanding shares of common stock of Tehama Bancorp pursuant to a tax-free exchange of shares. The Agreement, which has been approved unanimously by the Boards of Directors of both companies, is subject to conditions customary to transactions of this type, including approval by the shareholders of both Humboldt Bancorp and Tehama Bancorp, approval by bank regulatory authorities, and satisfaction of certain other terms and conditions. The merger will be accounted for under the pooling-of-interests method of accounting.

        Under the terms of the Agreement, Tehama shareholders will receive 1.775 shares of Humboldt common stock for each Tehama Bancorp share. The value to Tehama Shareholders will vary if the price of Humboldt Bancorp shares goes down within an established range before closing; however, in no event will Tehama shareholders receive less than $17.47 per share. There will be no change to the exchange formula if the price of Humboldt Bancorp shares goes up; shareholders of both companies will share in any appreciation of the price of Humboldt Bancorp stock at closing. Shareholders of Tehama are expected to acquire approximately 37% of the shares of the combined companies, and the board of directors following the merger will consist of seven members from the current Humboldt Bancorp board and four members from the current Tehama Bancorp board.

        At December 31, 1999, and June 30, 2000, Humboldt reported total assets of approximately $423.6 and $575.3 million, shareholders' equity of approximately $34.1 and $44.3 million and net income of approximately $4.6 and $2.8 million, respectively. At December 31, 1999, and June 30, 2000, Tehama had approximately $211.8 and $233.4 million in assets, shareholders' equity of approximately $18.6 and $20.1 million and net income of approximately $2.2 and $1.4 million, respectively.

Note C         Earnings per Share

        Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised and converted into common stock. Diluted earnings per share is computed by dividing net income by the weighted average of common shares outstanding including common stock equivalents of options.

Note D         New Accounting Pronouncements

        In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which was subsequently amended in June 1999 by FASB Statement No. 137 and in June 2000 by FASB Statement No. 138. FASB Statement No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. FASB Statement No.

137 deferred the required adoption date to fiscal quarters of all fiscal years beginning after June 15, 2000. FASB Statement No. 138 addresses certain issues causing difficulties in implementing FASB Statement No. 133. The implementation of these pronouncements is not expected to have a material effect on the Company's financial statements.

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement replaces FASB Statement No. 125 and revises certain of the standards for accounting for securitizations and other transfers of financial assets and collateral and their related disclosures. However, most of the provisions of FASB Statement No. 125 were carried over without reconsideration. The statement will be applied prospectively and is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. In management's opinion, adoption of this statement will not be material to the Company's financial position or results of operations.

Note E         Dividends

        On March 16, 2000, the Board of Directors declared a 10% stock dividend payable May 15, 2000 to shareholders of record on April 10, 2000. The dividend resulted in a charge to retained earnings in the amount of $2,223,728, which was based on the estimated fair value of the Company's common stock. In connection with the 10% stock dividend, the Company increased the number of stock options under its stock option plans by 10% and reduced the exercise prices accordingly. All references to weighted average shares outstanding, per share amounts, option shares, and exercise prices included in the accompanying consolidated financial statements and notes reflect the 10% stock dividend and its retroactive effect.

Note F         Segment Information

        Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by senior management. Generally, financial information is reported on the basis that it is used internally for evaluating segment performance and in deciding how to allocate resources to segments.

        The Company has four reportable segments: Retail and Commercial Banking, Merchant Card Processing, ATM Cash Services, and Bancorp. The Retail and Commercial Banking segment offers a diverse range of traditional loan and deposit products and services to individuals and businesses. The Merchant Card Processing segment is responsible for the processing of third-party credit card transactions. The ATM Cash Services segment is responsible for servicing third party ATM machines. The Bancorp segment represents the activity at the Bank's holding company, which primarily consists of the Company's share of net income from its joint venture in a leasing company Bancorp Financial Services, Inc.

The accounting policies of the segments are the same as those described Note A.

The following table includes selected financial information for the three months ended September 30, 2000 and 1999 for each business segment:


                                             Retail and      Merchant        ATM
                                             Commercial        Card          Cash                        Consolidated
(In Thousands)                                 Banking      Processing     Services         Bancorp          Total
                                             ----------     ----------     --------         -------      ------------
Three Months Ended September 30, 2000
Interest income                               $  4,289         $ --         $    --         $   58         $  4,347
Interest expense                                 1,886           --              --             49            1,935
Provision for loan and lease losses                100           --              --             --              100
Non-interest income                                498          224             350             50            1,122
Depreciation expense                               110            1               4             --              115
Other non-interest expense                       1,484          151             285             26            1,946
Income before income taxes                       1,207           72              61             33            1,373
Segment assets                                $223,605         $  6         $12,970         $6,489         $243,070


Three Months Ended September 30, 1999
Interest income                               $  3,478         $ --         $    --         $   --         $  3,478
Interest expense                                 1,209           --              --             --            1,209
Provision for loan and lease losses                300           --              --             --              300
Non-interest income                                519          253             168             91            1,031
Depreciation expense                                89            1               3             --               93
Other non-interest expense                       1,875           79              63             61            2,078
Income before income taxes                         524          173             102             30              829
Segment assets                                $202,035         $ 13         $ 6,768         $2,978         $211,794


The following table includes selected financial information for the nine months ended September 30, 2000 and 1999 for each business segment:


                                            Retail and      Merchant        ATM
                                            Commercial        Card          Cash                        Consolidated
(In Thousands)                                Banking      Processing     Services         Bancorp          Total
                                            ----------     ----------     --------         -------      ------------
Nine Months Ended September 30, 2000
Interest income                              $ 12,148         $ --         $    --         $   83         $ 12,231
Interest expense                                4,913           --              --             67            4,980
Provision for loan and lease losses               700           --              --             --              700
Non-interest income                             1,256          689             747            329            3,021
Depreciation expense                              331            2              11             --              344
Other non-interest expense                      4,697          426             689             97            5,909
Income before income taxes                      2,763          261              47            248            3,319
Segment assets                               $223,605         $  6         $12,970         $6,489         $243,070


Nine Months Ended September 30, 1999
Interest income                              $ 10,289         $ --         $    --         $   --         $ 10,289
Interest expense                                3,800           --              --             --            3,800
Provision for loan and lease losses             1,025           --              --             --            1,025
Non-interest income                             1,330          841             251            288            2,710
Depreciation expense                              260            3               8             --              271
Other non-interest expense                      5,331          175             203            144            5,853
Income before income taxes                      1,203          663              40            144            2,050
Segment assets                               $202,035         $ 13         $ 6,768         $2,978         $211,794

                          INDEPENDENT AUDITOR'S REPORT



The Board of Directors
   and Shareholders
Tehama Bancorp and Subsidiary

        We have audited the accompanying consolidated balance sheet of Tehama Bancorp and subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tehama Bancorp and subsidiary as of December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Perry - Smith LLP

Sacramento, California
February 3, 2000, except for
      Note 10 as to which the
      date is March 16, 2000

                          TEHAMA BANCORP AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                           DECEMBER 31, 1998 AND 1999


                                                                                        1998                   1999
                                                                                   -------------          -------------
                                     ASSETS

Cash and due from banks                                                            $   8,362,664          $  17,157,451
Federal funds sold                                                                    14,400,000
Investment securities (market value of $47,440,300 in 1998 and
   $38,400,500 in 1999) (Note 2)                                                      47,092,556             38,513,743
Loans and leases, less allowance for loan and lease losses of
   $2,080,831 in 1998 and $2,148,074 in 1999 (Notes 3, 9 and 13)                     119,009,536            143,025,745
Bank premises and equipment, net (Note 4)                                              2,337,327              2,716,042
Investment in leasing company (Note 5)                                                 2,335,967              2,793,416
Accrued interest receivable and other assets (Notes 7, 12 and 16)                      6,243,914              7,587,728
                                                                                   -------------          -------------
                                                                                   $ 199,781,964          $ 211,794,125
                                                                                   =============          =============

                               LIABILITIES AND
                            SHAREHOLDERS' EQUITY

Deposits:
   Non-interest bearing                                                            $  39,191,013          $  50,686,125
   Interest bearing (Note 6)                                                         141,319,598            137,781,272
                                                                                   -------------          -------------
            Total deposits                                                           180,510,611            188,467,397

Short-term borrowings (Notes 2 and 8)                                                                         2,100,000
Accrued interest payable and other liabilities                                         1,560,096              2,588,756
                                                                                   -------------          -------------
            Total liabilities                                                        182,070,707            193,156,153
                                                                                   -------------          -------------
Commitments and contingencies (Note 9)

Shareholders' equity (Note 10):
   Preferred stock - no par value; 2,000,000 shares authorized;
      none issued
   Common stock - no par value; 4,000,000 shares authorized; 1,672,129 and
      1,884,750 shares issued and outstanding in 1998 and 1999, respectively          12,824,202             15,413,603
   Retained earnings                                                                   4,908,485              4,077,990
   Accumulated other comprehensive loss (Notes 2, 5 and 14)                              (21,430)              (853,621)
                                                                                   -------------          -------------
            Total shareholders' equity                                                17,711,257             18,637,972
                                                                                   -------------          -------------
                                                                                   $ 199,781,964          $ 211,794,125
                                                                                   =============          =============


                     The accompanying notes are an integral
                       part of these financial statements.

                          TEHAMA BANCORP AND SUBSIDIARY

                        CONSOLIDATED STATEMENT OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999


                                                                1997                1998                1999
                                                            -----------         -----------         -----------
Interest income:
   Interest and fees on loans                               $10,135,028         $11,213,700         $11,171,325
   Interest on Federal funds sold                               626,727           1,146,637             374,576
   Interest on investment securities:
      Taxable                                                 1,269,062             905,625           1,852,955
      Exempt from Federal income taxes                          583,198             583,934             611,767
                                                            -----------         -----------         -----------
            Total interest income                            12,614,015          13,849,896          14,010,623

Interest expense:
   Interest on deposits (Note 6)                              5,224,556           5,604,825           5,094,019
   Interest on short-term borrowings (Note 8)                                         9,642              15,842
                                                            -----------         -----------         -----------
            Total interest expense                            5,224,556           5,614,467           5,109,861
                                                            -----------         -----------         -----------
            Net interest income                               7,389,459           8,235,429           8,900,762

Provision for loan and lease losses (Note 3)                  1,705,000           1,113,000           1,325,000
                                                            -----------         -----------         -----------
            Net interest income after provision for
                loan and lease losses                         5,684,459           7,122,429           7,575,762
                                                            -----------         -----------         -----------
Non-interest income:
   Service charges                                              549,488             711,977             777,786
   Gain on sale of loans                                         49,199             108,366             181,875
   Gain on sale and call of investment securities
      (Note 2)                                                                       28,885               9,546
   Loan servicing fees                                           74,133              57,283              47,239
   Merchant processing fees                                   1,322,564           1,335,672           1,072,419
   Automatic teller machine servicing fees                                                              451,530
   Loan packaging fees                                                                                  260,871
   Undistributed income of investment in leasing
      company (Note 5)                                           35,256             300,711             444,364
   Other income                                                 159,909             257,733             495,084
                                                            -----------         -----------         -----------
            Total non-interest income                         2,190,549           2,800,627           3,740,714
                                                            -----------         -----------         -----------
Other expenses:
   Salaries and employee benefits (Notes 3 and 12)            2,796,756           3,790,753           4,289,689
   Occupancy (Notes 4 and 9)                                    831,656             945,899           1,077,927
   Other (Note 11)                                            2,332,830           2,325,734           2,892,647
                                                            -----------         -----------         -----------
            Total other expenses                              5,961,242           7,062,386           8,260,263
                                                            -----------         -----------         -----------
            Income before income taxes                        1,913,766           2,860,670           3,056,213

Income taxes (Note 7)                                           613,000             852,000             809,000
                                                            -----------         -----------         -----------
            Net income                                      $ 1,300,766         $ 2,008,670         $ 2,247,213
                                                            ===========         ===========         ===========
Basic earnings per share (Note 10)                          $       .73         $      1.10         $      1.20
                                                            ===========         ===========         ===========
Diluted earnings per share (Note 10)                        $       .71         $      1.06         $      1.20
                                                            ===========         ===========         ===========


                     The accompanying notes are an integral
                       part of these financial statements.

                          TEHAMA BANCORP AND SUBSIDIARY

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999


                                                                             COMMON STOCK
                                                                     --------------------------
                                                                                                      RETAINED
                                                                      SHARES          AMOUNT          EARNINGS
                                                                     ---------     ------------     -----------
Balance, January 1, 1997                                             1,610,940     $ 12,225,722     $ 2,905,644

Comprehensive income (Note 14):
   Net income                                                                                         1,300,766
   Other comprehensive income, net of tax:
         Unrealized gains on available-for-sale investment
            securities

               Total comprehensive income

Stock options exercised and related tax benefit (Note 10)               17,351          112,042
Cash dividend - $.40 per share                                                                         (644,376)
                                                                    ----------     ------------     -----------
Balance, December 31, 1997                                           1,628,291       12,337,764       3,562,034

Comprehensive income (Note 14):
   Net income                                                                                         2,008,670
   Other comprehensive loss, net of tax:
         Unrealized losses on available-for-sale investment
            securities

               Total comprehensive income

Retirement of common stock (Note 10)                                   (18,803)        (260,559)
Stock options exercised and related tax benefit (Note 10)               62,641          746,997
Cash dividend - $.40 per share                                                                         (662,219)
                                                                    ----------     ------------     -----------
Balance, December 31, 1998                                           1,672,129       12,824,202       4,908,485
                                                                    ----------     ------------     -----------


                                                                     ACCUMULATED
                                                                        OTHER
                                                                     COMPREHENSIVE    SHAREHOLDERS'    COMPREHENSIVE
                                                                     (LOSS) INCOME       EQUITY            INCOME
                                                                     -------------    -------------    -------------
Balance, January 1, 1997                                               $(18,190)      $ 15,113,176

Comprehensive income (Note 14):
   Net income                                                                            1,300,766       $ 1,300,766
   Other comprehensive income, net of tax:
         Unrealized gains on available-for-sale investment
            securities                                                   28,070             28,070            28,070
                                                                                                         -----------
               Total comprehensive income                                                                $ 1,328,836
                                                                                                         ===========
Stock options exercised and related tax benefit (Note 10)                                  112,042
Cash dividend - $.40 per share                                                            (644,376)
                                                                    -----------       ------------
Balance, December 31, 1997                                                9,880         15,909,678

Comprehensive income (Note 14):
   Net income                                                                            2,008,670       $ 2,008,670
   Other comprehensive loss, net of tax:
         Unrealized losses on available-for-sale investment
            securities                                                  (31,310)           (31,310)          (31,310)
                                                                                                         -----------
               Total comprehensive income                                                                $ 1,977,360
                                                                                                         ===========
Retirement of common stock (Note 10)                                                      (260,559)
Stock options exercised and related tax benefit (Note 10)                                  746,997
Cash dividend - $.40 per share                                                            (662,219)
                                                                    -----------       ------------
Balance, December 31, 1998                                              (21,430)        17,711,257
                                                                    -----------       ------------


                                   (Continued)

                          TEHAMA BANCORP AND SUBSIDIARY

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                   (Continued)
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999




                                                                             COMMON STOCK
                                                                   -----------------------------------              RETAINED
                                                                     SHARES                  AMOUNT                 EARNINGS
                                                                   ------------           ------------           ------------

Balance, December 31, 1998                                            1,672,129           $ 12,824,202           $  4,908,485

Comprehensive income (Note 14):
   Net income                                                                                                       2,247,213
   Other comprehensive loss, net of tax:
         Unrealized losses on
          available-for-sale investment securities


               Total comprehensive income


Retirement of common stock (Note 10)                                    (18,684)              (236,647)
Stock options exercised and related tax benefit (Note 10)                60,249                602,320
Cash dividend - $.50 per share                                                                                       (853,980)
10% stock dividend (Note 10)                                            171,056              2,223,728             (2,223,728)
                                                                   ------------           ------------           ------------

Balance, December 31, 1999                                            1,884,750           $ 15,413,603           $  4,077,990
                                                                   ============           ============           ============





Disclosure of reclassification amount,
   net of taxes (Note 14):

   Unrealized holding losses
     arising during the year
   Add: unrealized holding gains resulting
     from investment in leasing company
   Less: reclassification adjustment
     for gains included in net income


   Net unrealized losses on available-for-sale investment securities




                                                                 ACCUMULATED
                                                                    OTHER
                                                                COMPREHENSIVE           SHAREHOLDERS'          COMPREHENSIVE
                                                                (LOSS) INCOME              EQUITY                 INCOME
                                                                -------------           ------------           -------------

Balance, December 31, 1998                                       $    (21,430)          $ 17,711,257

Comprehensive income (Note 14):
   Net income                                                                              2,247,213           $  2,247,213
   Other comprehensive loss, net of tax:
         Unrealized losses on
          available-for-sale investment securities                   (832,191)              (832,191)              (832,191)
                                                                                                               ------------

               Total comprehensive income                                                                      $  1,415,022
                                                                                                               ============

Retirement of common stock (Note 10)                                                        (236,647)
Stock options exercised and related tax benefit (Note 10)                                    602,320
Cash dividend - $.50 per share                                                              (853,980)
10% stock dividend (Note 10)
                                                                 ------------           ------------

Balance, December 31, 1999                                       $   (853,621)          $ 18,637,972
                                                                 ============           ============


                                                                     1999                   1998
                                                                 ------------           ------------

Disclosure of reclassification amount,
   net of taxes (Note 14):

   Unrealized holding losses
     arising during the year                                     $   (839,548)          $    (12,508)
   Add: unrealized holding gains resulting
     from investment in leasing company                                13,085
   Less: reclassification adjustment
     for gains included in net income                                   5,728                 18,802
                                                                 ------------           ------------

   Net unrealized losses on available-for-sale
     investment securities                                       $   (832,191)          $    (31,310)
                                                                 ============           ============



                     The accompanying notes are an integral
                      part of these financial statements.

                          TEHAMA BANCORP AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999


                                                                  1997               1998               1999
                                                              ------------       ------------       ------------
Cash flows from operating activities:
   Net income                                                 $  1,300,766       $  2,008,670       $  2,247,213
   Adjustments to reconcile net income
      to net cash provided by operating activities:
         Provision for loan and lease losses                     1,705,000          1,113,000          1,325,000
         Depreciation and amortization                             263,929            331,672            424,756
         Gain on sales and calls of investment
            securities                                                                (28,885)            (9,546)
         (Accretion) amortization of investment
            security (discounts) premiums, net                      27,823              1,668           (125,091)
         Deferred loan origination (costs) fees, net               (91,971)            63,383           (673,254)
         Undistributed earnings of investment in
            leasing company                                        (35,256)          (300,711)          (444,364)
         Provision for losses on other real estate                  60,000
         Gain on sale of other real estate                         (23,959)                              (16,710)
         Write down of other assets                                                                        6,500
         Loss on sale of other assets                               45,399             45,226              1,095
         (Increase) decrease in loans held for sale               (229,428)           304,428            (47,923)
         Increase in cash surrender value of life
            insurance policies                                     (65,204)          (117,602)          (150,769)
         (Increase) decrease in accrued interest
            receivable and other assets                           (220,378)           122,584           (297,053)
         Increase (decrease) in accrued interest
            payable and other liabilities                         (312,331)           418,803          1,028,660
         Deferred taxes                                           (219,000)          (122,000)            87,000
         Other                                                                                            32,610
                                                              ------------       ------------       ------------

               Net cash provided by operating activities         2,205,390          3,840,236          3,388,124
                                                              ------------       ------------       ------------

Cash flows from investing activities:
   Cash acquired in the purchase of selected assets
      and liabilities of another bank                           17,031,577
   Proceeds from sales and calls of available-for-sale
      investment securities                                      8,240,138         15,502,130          4,504,512
   Proceeds from called held-to-maturity investment
      securities                                                    80,000            641,350            355,250
   Proceeds from matured available-for-sale invest-
      ment securities                                            1,095,000          1,540,000         40,368,261
   Proceeds from matured held-to-maturity investment
      securities                                                                                       1,767,800
   Purchases of available-for-sale investment
      securities                                                (6,059,041)       (33,188,997)       (39,165,876)
   Purchases of held-to-maturity investment
      securities                                                  (225,000)        (3,229,579)          (996,037)
   Principal payments received from mortgage-backed
      available-for-sale investment securities                      53,201             43,599            487,012
   Net increase in loans                                       (28,593,443)        (1,762,474)       (24,962,227)
   Purchases of premises and equipment                            (508,258)          (680,996)          (758,237)
   Purchases of other real estate                                                                        (15,448)
   Proceeds from sale of other real estate                          49,618            399,271            266,365
   Proceeds from sale of other foreclosed assets                   143,506            207,333             76,684
   Investment in leasing company                                (2,000,000)
   Purchase of life insurance policies                            (355,000)          (995,000)          (380,000)
                                                              ------------       ------------       ------------

               Net cash used in investing activities           (11,047,702)       (21,523,363)       (18,451,941)
                                                              ------------       ------------       ------------


                                   (Continued)

                          TEHAMA BANCORP AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Continued)
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999


                                                               1997               1998               1999
                                                           ------------       ------------       ------------
Cash flows from financing activities:
   Net increase in demand deposits, interest-bearing
      and savings accounts                                 $  6,908,625       $ 21,951,669       $ 10,706,132
   Net (decrease) increase in time deposits                   6,018,014          5,887,885         (2,749,346)
   Proceeds from exercise of stock options                       98,942            601,437            492,445
   Net increase in short-term borrowings                                                            2,100,000
   Payment of cash dividends                                   (644,376)          (662,219)          (853,980)
   Retirement of common stock                                                     (260,559)          (236,647)
                                                           ------------       ------------       ------------

            Net cash provided by financing activities        12,381,205         27,518,213          9,458,604
                                                           ------------       ------------       ------------

            Increase (decrease) in cash and cash
               equivalents                                    3,538,893          9,835,086         (5,605,213)

Cash and cash equivalents at beginning of year                9,388,685         12,927,578         22,762,664
                                                           ------------       ------------       ------------

Cash and cash equivalents at end of year                   $ 12,927,578       $ 22,762,664       $ 17,157,451
                                                           ============       ============       ============


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
      Interest expense                                     $  5,028,411       $  5,609,794       $  5,125,173
      Income taxes                                         $    875,000       $    854,000       $     70,000

Non-cash investing activities:
   Real estate acquired through foreclosure                $     78,957       $    110,295       $    216,706
   Other assets acquired through foreclosure of
      consumer loans                                       $    228,903       $    198,067       $     74,060
   Net change in unrealized (loss) gain on
      available-for-sale investment securities             $     48,498       $    (52,923)      $ (1,392,529)
   Unrealized gain resulting from investment in
      leasing company                                                                            $     13,085

Supplemental schedule related to acquisition:
   On February 21, 1997, the Bank acquired or
      assumed the following assets and liabilities
      of another bank (Note 16):
         Deposits assumed                                  $ 18,141,712
         Premises and equipment                                (480,226)
         Loans                                                  (18,633)
         Other liabilities assumed                               47,218
                                                           ------------

                                                             17,690,071

         Premium paid for deposits                             (658,494)
                                                           ------------
         Cash acquired                                     $ 17,031,577
                                                           ============


                     The accompanying notes are an integral
                      part of these financial statements.

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        General

        Tehama Bancorp (the "Company") was incorporated on January 15, 1997 and subsequently obtained approval of the Board of Governors of the Federal Reserve System to be a bank holding company. On June 30, 1997, Tehama Bank (the "Bank") consummated a merger with Tehama Bancorp that was effected through the exchange of one share of the Company's stock for each share of the Bank's stock. The Bank is engaged in consumer and commercial banking, offering products and services to individuals and businesses in a four- county region.

        The accounting and reporting policies of the Company and its subsidiary conform with generally accepted accounting principles and prevailing practices within the banking industry.

        Reclassifications

        Certain reclassifications have been made to prior years' balances to conform to classifications used in 1999.

        Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All material intercompany transactions and accounts have been eliminated in consolidation.

        The Company's fifty percent investment in Bancorp Financial Services, Inc., a leasing company, is accounted for by the equity method. Although the Company owns fifty percent of the outstanding stock of the leasing company, it does not have the ability to significantly influence the financial and operating policies of Bancorp Financial Services, Inc.

        Investment Securities

        Investments are classified into one of the following categories:

                - Available-for-sale securities reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.

                - Held-to-maturity securities, which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

        Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value.

        Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. In addition, unrealized losses that are other than temporary are recognized in earnings for all investments.

        Loans Held for Sale

        Loans held for sale consist of mortgage loans and are carried at the lower of cost or market value. Market value is determined using the specific identification method as of the balance sheet date. Unrealized losses and realized gains and losses are determined on the specific identification method and are reflected in non-interest income or other expense. Loans held for sale are included on the consolidated balance sheet in accrued interest receivable and other assets.

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Loans

        Loans are stated at principal balances outstanding, except for loans transferred from loans held for sale which are carried at the lower of principal balance or market value at the date of transfer adjusted for accretion of discounts. Interest is accrued daily based upon outstanding loan balances. However, when, in the opinion of management, loans are considered to be impaired and the future collectibility of interest and principal is in serious doubt, loans are placed on nonaccrual status and the accrual of interest income is suspended. Any interest accrued but unpaid is charged against income. Payments received are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectibility of principal is not in doubt, are applied first to earned but unpaid interest and then to principal.

        An impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical matter, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (including both principal and interest) in accordance with the contractual terms of the loan agreement.

        Loan origination fees, commitment fees, direct loan origination costs and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. The unamortized balances of deferred fees and costs and unearned loan discounts are reported as components of net loans.

        Transfers and Servicing of Loans

        Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are recorded at the difference between the contractual servicing fees and adequate compensation for performing the servicing, subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets and liabilities are periodically evaluated for impairment. Servicing assets and liabilities were not material for the years ended December 31, 1999 and 1998.

        Servicing rights on loans serviced for others with unpaid balances of $14,630,000 were sold in December 1999. Loans with unpaid balances of approximately $19,509,000 and $2,698,000 were being serviced for others at December 31, 1998 and 1999, respectively. A gain of $85,500 is reflected in non-interest income.

        Allowance for Loan and Lease Losses

        The allowance for loan and lease losses is maintained to provide for losses related to impaired loans and leases and other losses that can be expected to occur in the normal course of business. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan and lease portfolio, specifically identified problem loans and leases, potential losses inherent in the portfolio taken as a whole and economic conditions in the Bank's service area. These estimates are particularly susceptible to changes in the economic environment and market conditions. The allowance is established through a provision for loan and lease losses which is charged to expense.

        Other Real Estate

        Other real estate includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the Bank's recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property, net of estimated selling costs, is charged against the allowance for loan and lease losses. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value. Subsequent gains or losses on sales or writedowns resulting from permanent impairment are recorded in other income or expense as incurred. On the balance sheet, other real estate is included in accrued interest receivable and other assets.

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Bank Premises and Equipment

        Bank premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the related lease, or the life of the asset, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

        Income Taxes

        Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities. On the balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

        The Company files its income taxes on a consolidated basis with its subsidiary. The allocation of income taxes to the subsidiary represents its proportionate share of the consolidated provision for income taxes.

        Cash and Cash Equivalents

        For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one day periods.

        Earnings Per Share

        Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS.

        Merchant Bank Card Processing

        The Bank serves as a merchant processor, under contract with a third party, for processing credit card transactions of selected merchants. Processing fees are recorded as non-interest income and were based upon a contractual percentage of valid credit card transactions processed each month through February 1999. Beginning in March 1999, the Bank earns a flat fee based on minimum processing levels. Prior to 1999, selected direct costs of the Bank's merchant card processing personnel were reimbursed by the program's marketing agent. The credit card processing equipment and related software are assets of the third party and are not reflected in the consolidated financial statements.

        Automated Teller Machine Cash Services

        The Bank supplies cash to selected privately-owned automated teller machines (ATM's). Fees are recorded as non-interest income based upon a contractual percentage of the cash supplied each month.

        Use of Estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Stock-Based Compensation

        Stock options are accounted for under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price. However, if the fair value of stock-based compensation computed under a fair value based method, as prescribed in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, is material to the financial statements, pro forma net income and earnings per share are disclosed as if the fair value method had been applied.

        New Financial Accounting Standard

        In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activity, which was subsequently amended by SFAS 137 to delay the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Management does not believe that the adoption of SFAS 133 will have a significant impact on its financial position and results of operations when implemented.

2.      INVESTMENT SECURITIES

        The amortized cost and estimated market value of investment securities at December 31, 1998 and 1999 consisted of the following:

        Available-for-Sale:

                                                                                1998
                                         --------------------------------------------------------------------
                                                              Gross             Gross             Estimated
                                          Amortized         Unrealized        Unrealized           Market
                                            Cost              Gains             Losses              Value
                                         ------------      ------------       ------------       ------------
U.S. Treasury securities and obli-
   gations of U.S. Government
   corporations and agencies             $ 16,211,356      $     42,535       $    (36,891)      $ 16,217,000
Obligations of states and political
   subdivisions                               140,000             1,000                               141,000
Commercial paper                            5,988,631                               (7,631)         5,981,000
Government guaranteed mortgage-
   backed securities                       10,992,410             2,535            (36,945)        10,958,000
Federal Reserve Bank stock                    367,200                                                 367,200
Federal Home Loan Bank stock                  569,100                                                 569,100
                                         ------------      ------------       ------------       ------------

                                         $ 34,268,697      $     46,070       $    (81,467)      $ 34,233,300
                                         ============      ============       ============       ============

        Net unrealized losses on available-for-sale investment securities totaling $35,397 were recorded net of $13,967 in tax benefits as accumulated other comprehensive loss within shareholders' equity at December 31, 1998. Proceeds and gross realized gains on called available-for-sale investment securities for the year ended December 31, 1998 totaled $15,502,130 and $21,389, respectively.

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

2.      INVESTMENT SECURITIES (Continued)

        Available-for-Sale: (Continued)

                                                                        1999
                                         --------------------------------------------------------------------
                                                              Gross              Gross            Estimated
                                          Amortized         Unrealized         Unrealized          Market
                                            Cost              Gains              Losses             Value
                                         ------------      ------------       ------------       ------------
Obligations of U.S. Government
   corporations and agencies             $  9,506,988                         $   (341,988)      $  9,165,000
Obligations of states and political
   subdivisions                               198,996                              (24,996)           174,000
Government guaranteed mortgage-
   backed securities                       10,525,346      $      1,327           (753,673)         9,773,000
Collateralized mortgage obligations         7,003,596                             (308,596)         6,695,000
Federal Reserve Bank stock                    367,200                                                 367,200
Federal Home Loan Bank stock                  616,300                                                 616,300
                                         ------------      ------------       ------------       ------------

                                         $ 28,218,426      $      1,327       $ (1,429,253)      $ 26,790,500
                                         ============      ============       ============       ============

        Net unrealized losses on available-for-sale investment securities totaling $1,427,926 were recorded net of $561,220 in tax benefits as accumulated other comprehensive loss within shareholders' equity at December 31, 1999. Proceeds and gross realized gains on sales and calls of available-for-sale investment securities for the year ended December 31, 1999 totaled $4,504,512 and $4,296, respectively.

        Held-to-Maturity:

                                                                     1998
                                         --------------------------------------------------------------
                                                             Gross            Gross          Estimated
                                          Amortized       Unrealized        Unrealized        Market
                                            Cost             Gains            Losses           Value
                                         -----------      -----------      -----------      -----------
Obligations of states and political
   subdivisions                          $12,859,256      $   347,744      $         -      $13,207,000
                                         ===========      ===========      ===========      ===========

        Proceeds and gross realized gains on called held-to-maturity investment securities for the year ended December 31, 1998 totaled $641,350 and $7,496, respectively. There were no sales or transfers of held-to-maturity investment securities during the years ended December 31, 1997 or 1998.

                                                                      1999
                                         --------------------------------------------------------------
                                                             Gross            Gross           Estimated
                                          Amortized        Unrealized       Unrealized         Market
                                            Cost             Gains            Losses            Value
                                         -----------      -----------      -----------       -----------
Obligations of states and political
    subdivisions                         $11,723,243      $   110,732      $  (223,975)      $11,610,000
                                         ===========      ===========      ===========       ===========

        Proceeds and gross realized gains on called held-to-maturity investment securities for the year ended December 31, 1999 totaled $355,250 and $5,250, respectively. There were no sales or transfers of held-to-maturity investment securities during the year ended December 31, 1999.

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

2.      INVESTMENT SECURITIES (Continued)

        The amortized cost and estimated market value of investment securities at December 31, 1999 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                              Available-for-Sale                Held-to-Maturity
                                         ----------------------------      ----------------------------
                                                           Estimated                        Estimated
                                          Amortized         Market          Amortized         Market
                                            Cost             Value            Cost             Value
                                         -----------      -----------      -----------      -----------
Within one year                                                            $   525,315      $   529,000
After one year through five years        $ 9,506,988      $ 9,165,000        4,437,891        4,480,000
After five years through ten years                                           5,775,768        5,679,000
After ten years                              198,996          174,000          984,269          922,000
                                         -----------      -----------      -----------      -----------
                                           9,705,984        9,339,000       11,723,243       11,610,000

Investment securities not
  due at a single maturity date:
      Government guaranteed
         mortgage-backed securities       10,525,346        9,773,000
      Collateralized mortgage obli-
         gations                           7,003,596        6,695,000
      Federal Reserve Bank stock             367,200          367,200
      Federal Home Loan Bank
         stock                               616,300          616,300
                                         -----------      -----------      -----------      -----------
                                         $28,218,426      $26,790,500      $11,723,243      $11,610,000
                                         ===========      ===========      ===========      ===========

        Investment securities with amortized costs of approximately $2,228,000 and $24,008,000 and estimated market values of $2,243,000 and $22,719,000 were pledged to secure deposits and short-term borrowing arrangements at December 31, 1998 and 1999, respectively. Additionally, investment securities with amortized costs of $2,000,000 and $2,982,000 and estimated market values of $2,000,000 and $2,867,000 were pledged to VISA at December 31, 1998 and 1999 in conjunction with the Bank's merchant processing services.

3.      LOANS AND LEASES

        Outstanding loans and leases are summarized as follows:

                                                     December 31,
                                          ---------------------------------
                                               1998                1999
                                          -------------       -------------
Commercial                                $  22,679,709       $  27,576,401
Commercial real estate                       11,781,897          23,717,451
Real estate - construction                    8,873,686           9,034,743
Real estate - mortgage                       38,673,581          35,410,666
Leases                                        8,744,942           6,212,446
Installment                                  31,953,756          43,212,382
                                          -------------       -------------

                                            122,707,571         145,164,089

Unearned discount                            (1,649,410)           (695,730)
Deferred loan origination costs, net             32,206             705,460
Allowance for loan and lease losses          (2,080,831)         (2,148,074)
                                          -------------       -------------

                                          $ 119,009,536       $ 143,025,745
                                          =============       =============

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

3.      LOANS AND LEASES (Continued)

        Changes in the allowance for loan and lease losses were as follows:

                                                 Year Ended December 31,
                                     -----------------------------------------------
                                        1997              1998              1999
                                     -----------       -----------       -----------
Balance, beginning of year           $   896,733       $ 1,705,200       $ 2,080,831
Provision charged to operations        1,705,000         1,113,000         1,325,000
Losses charged to allowance             (978,709)         (962,480)       (1,438,474)
Recoveries                                82,176           225,111           180,717
                                     -----------       -----------       -----------

Balance, end of year                 $ 1,705,200       $ 2,080,831       $ 2,148,074
                                     ===========       ===========       ===========

        At December 31, 1998 and 1999, nonaccrual loans totaled $253,900 and $750,600, respectively. Interest foregone on nonaccrual loans totaled approximately $29,400, $44,500 and $70,200 for the years ended December 31, 1997, 1998 and 1999, respectively. The recorded investment in loans that were considered to be impaired at December 31, 1998 and 1999 totaled $1,352,900 and $258,600, respectively. The related allowance for loan and lease losses for these loans at December 31, 1998 and 1999 was $459,100 and $78,200, respectively. The average recorded investment in impaired loans for the years ended December 31, 1997, 1998 and 1999 was $123,800, $287,400 and $677,300, respectively. The Bank recognized no interest income on impaired loans during these same periods.

        Salaries and employee benefits totaling $259,000, $154,000 and $603,000 have been deferred as loan origination costs for the years ended December 31, 1997, 1998 and 1999, respectively.

4.      BANK PREMISES AND EQUIPMENT

        Bank premises and equipment consisted of the following:

                                                                   December 31,
                                                          -----------------------------
                                                             1998              1999
                                                          -----------       -----------
Land                                                      $   200,840       $   200,840
Bank premises                                                 878,406           945,713
Furniture, fixtures and equipment                           2,046,561         2,614,738
Leasehold improvements                                        313,288           405,944
                                                          -----------       -----------

                                                            3,439,095         4,167,235

      Less accumulated depreciation and amortization       (1,101,768)       (1,451,193)
                                                          -----------       -----------

                                                          $ 2,337,327       $ 2,716,042
                                                          ===========       ===========

        Depreciation and amortization included in occupancy expense totaled $233,319, $299,299 and $379,522 for the years ended December 31, 1997,
        1998 and 1999, respectively.

5.      INVESTMENT IN LEASING COMPANY

        On January 2, 1997, the Bank invested $2,000,000 in a joint venture with another community bank to form Bancorp Financial Services, Inc. (Bancorp). In March 1998, ownership of the investment in Bancorp was transferred to the holding company through a dividend from the Bank. Bancorp principally engages in the business of originating, purchasing and selling lease contracts. The lease contracts provide financing primarily for the acquisition of computers, medical and other business equipment. All equipment leased is acquired from unrelated parties. The Company's fifty percent interest in Bancorp's net income for the years ended December 31, 1997, 1998 and 1999 totaled $35,256, $300,711 and
        $444,364, respectively.

        In 1999, Bancorp had other comprehensive income of $26,170, net of $18,186 in tax liabilities. The Company's fifty percent interest in Bancorp's other comprehensive income for the year ended December 31, 1999 totaled $13,085.

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

6.      INTEREST-BEARING DEPOSITS

        Interest-bearing deposits consisted of the following:

                                     December 31,
                            ------------------------------
                                1998              1999
                            ------------      ------------
Savings                     $ 14,815,345      $ 15,574,850
Money market                  39,779,595        37,554,451
NOW accounts                  12,831,352        13,508,011
Time, $100,000 or more        15,568,599        15,238,417
Other time                    58,324,707        55,905,543
                            ------------      ------------

                            $141,319,598      $137,781,272
                            ============      ============

        At December 31, 1999, aggregate annual maturities of time deposits are as follows:

  Year Ending
  December 31,
  ------------
     2000                                          $66,195,805
     2001                                            4,729,234
     2002                                              196,492
     2003                                               22,429
                                                   -----------

                                                   $71,143,960
                                                   ===========

        Interest expense recognized on interest-bearing deposits consisted of the following:

                                       Year Ended December 31,
                            ------------------------------------------
                               1997            1998            1999
                            ----------      ----------      ----------
Savings                     $  394,557      $  411,548      $  348,498
Money market                 1,033,029       1,185,336       1,309,145
NOW accounts                   208,777         234,125         181,236
Time, $100,000 or more         692,358         752,158         645,163
Other time                   2,895,835       3,021,658       2,609,977
                            ----------      ----------      ----------
                            $5,224,556      $5,604,825      $5,094,019
                            ==========      ==========      ==========


7.      INCOME TAXES

        The provision for income taxes for the years ended December 31, 1997, 1998 and 1999 consisted of the following:

                                  Federal          State           Total
                                 ---------       ---------       ---------
1997
----

Current                          $ 576,000       $ 256,000       $ 832,000
Deferred                          (168,000)        (51,000)       (219,000)
                                 ---------       ---------       ---------

     Income tax expense          $ 408,000       $ 205,000       $ 613,000
                                 =========       =========       =========

1998
----

Current                          $ 686,000       $ 288,000       $ 974,000
Deferred                          (102,000)        (20,000)       (122,000)
                                 ---------       ---------       ---------

     Income tax expense          $ 584,000       $ 268,000       $ 852,000
                                 =========       =========       =========

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

7.      INCOME TAXES (Continued)

                                 Federal        State          Total
                                 --------      --------      --------
1999
----
Current                          $481,000      $241,000      $722,000
Deferred                           70,000        17,000        87,000
                                 --------      --------      --------

     Income tax expense          $551,000      $258,000      $809,000
                                 ========      ========      ========

        Deferred tax assets (liabilities) are comprised of the following at December 31, 1998 and 1999:

                                                                       1998              1999
                                                                    -----------       -----------
Deferred tax assets:
   Allowance for loan losses                                        $   655,000       $   584,000
   Salary continuation expense                                          272,000           322,000
   Future benefit of state tax deduction                                 85,000            76,000
   Unrealized loss on available-for-sale investment securities           14,000           561,000
   Capitalization of organization costs                                  28,000            20,000
   Other real estate                                                     13,000
                                                                    -----------       -----------

         Total deferred tax assets                                    1,067,000         1,563,000
                                                                    -----------       -----------

Deferred tax liabilities:
   Bank premises and equipment                                          (85,000)          (83,000)
   Future liability of state deferred tax asset                         (65,000)          (57,000)
   Undistributed interest in earnings of leasing company                (27,000)          (66,000)
   Federal Home Loan Bank stock dividends                                                  (7,000)
                                                                    -----------       -----------

         Total deferred tax liabilities                                (177,000)         (213,000)
                                                                    -----------       -----------

         Net deferred tax assets                                    $   890,000       $ 1,350,000
                                                                    ===========       ===========

        The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate to operating income before income taxes. The tax effects for these differences are as follows:

                                          1997                                1998                                1999
                              -----------------------------       -----------------------------       -----------------------------
                                 Amount            Rate %            Amount            Rate %            Amount             Rate%
                              -----------       -----------       -----------       -----------       -----------       -----------
Federal income tax ex-
   pense, at statutory
   rate                       $   650,680              34.0       $   972,628              34.0       $ 1,039,112              34.0
State franchise tax, net
   of Federal tax effect          128,402               6.7           151,661               5.3           166,913               5.5
Interest on obligations
   of states and political
   subdivisions                  (180,281)             (9.4)         (171,124)             (6.0)         (193,784)             (6.3)
Dividends received de-
   duction from invest-
   ment in leasing
   company                                                            (81,793)             (2.9)         (120,867)             (4.0)
Net increase on cash
   surrender value of
   officer life insurance         (22,169)             (1.1)          (39,985)             (1.4)          (50,827)             (1.7)
Other                              36,368               1.8            20,613                .8           (31.547)             (1.0)
                              -----------       -----------       -----------       -----------       -----------       -----------

      Total income
         tax expense          $   613,000              32.0       $   852,000              29.8       $   809,000              26.5
                              ===========       ===========       ===========       ===========       ===========       ===========

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

8.      SHORT-TERM BORROWING ARRANGEMENTS

        The Bank has a $7,500,000 unsecured borrowing arrangement with one of its correspondent banks. There were no borrowings outstanding under this arrangement at December 31, 1998. At December 31, 1999, the Bank had outstanding borrowings of $2,100,000 under this arrangement at an interest rate of 5.75%. Interest expense was $9,642 and $15,842 for the years ended December 31, 1998 and 1999, respectively.

        At December 31, 1999, the Bank could also borrow up to twenty-five percent of its total assets from the Federal Home Loan Bank, secured by investment securities with amortized costs totaling $17,483,000 and estimated market values totaling $16,421,000. There were no borrowings under this arrangement at December 31, 1998 or 1999.

9.      COMMITMENTS AND CONTINGENCIES

        Leases

        The Bank leases premises and equipment under non-cancelable operating leases. These leases expire on various dates through 2008 and have various renewal options ranging from five to ten years.

        Future minimum lease payments are as follows:

   Year Ending
   December 31,
   ------------
      2000                                   $  219,938
      2001                                      220,783
      2002                                      206,280
      2003                                      191,794
      2004                                      151,002
      Thereafter                                320,522
                                             ----------
                                             $1,310,319
                                             ==========

        Rental expense for premises and equipment included in occupancy expense totaled approximately $111,000, $156,000 and $203,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

        Financial Instruments With Off-Balance-Sheet Risk

        The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

        The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. Management uses the same credit policies in making commitments and letters of credit as it does for loans included on the balance sheet.

        The following financial instruments represent off-balance-sheet credit risk:

                                          December 31,
                                  ----------------------------
                                      1998             1999
                                  -----------      -----------
Commitments to extend credit      $17,847,000      $27,109,000
Letters of credit                 $   140,000      $   285,000

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

9.      COMMITMENTS AND CONTINGENCIES (Continued)

        Financial Instruments With Off-Balance-Sheet Risk (Continued)

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include real estate, accounts receivable, deposit accounts and personal property.

        Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

        At December 31, 1999, commercial loan commitments represent approximately 69% of total commitments and are generally unsecured. Real estate loan commitments represent 18% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 80%. Unsecured credit cards and consumer lines of credit represent the remaining 13% of total commitments. In addition, the majority of the Bank's commitments have variable interest rates.

        The Bank's financial instruments also include commitments to sell loans. Commitments to sell loans are agreements to sell to another party, loans originated by the Bank. The Bank only sells loans to third parties without recourse. As long as the Bank has fulfilled its obligations as stated in the sales commitment on such loans, the Bank is not exposed to credit loss if the borrower fails to perform according to the promissory note.

        Significant Concentrations of Credit Risk

        The Bank grants real estate mortgage, real estate construction, commercial and installment loans to customers throughout Tehama, Butte, Glenn and Shasta counties.

        Although the Bank has a diversified loan portfolio, a substantial portion of its portfolio is secured by commercial and residential real estate. Additionally, automobiles, trucks and recreational vehicles secure a substantial portion of the Bank's installment loans. However, personal and business income represents the primary source of repayment for a majority of these loans.

        Merchant Bank Card Processing

        The Bank has a merchant transaction servicing agreement for the processing of credit card transactions with First Data Resources, Inc.
        (FDRI). The Bank is contingently liable for undetected fraud on third-party credit card transactions processed under its agreement with FDRI. However, the Bank is reimbursed on a monthly basis by the marketing agent of the program, CardService International, Inc. (CSI), for losses incurred. The Bank has not incurred any losses to date for transactions processed under this program.

        Data Processing

        The Bank has also entered into a data processing service agreement with Bank Processing, Inc. Under this agreement, the Bank's minimum payments are as follows:

       Year Ending
       December 31,
       ------------
          2000                                     $152,904
          2001                                      152,904
          2002                                       89,194
                                                   --------

                                                   $395,002
                                                   ========


                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

9.      COMMITMENTS AND CONTINGENCIES (Continued)

        Correspondent Banking Agreements

        The Bank maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. Uninsured deposits totaled $10,239,315 at December 31, 1999.

        Contingencies

        The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the financial position or results of operations of the Company.

10.     SHAREHOLDERS' EQUITY

        Dividends

        On March 16, 2000, the Board of Directors declared a 10% stock dividend payable May 15, 2000 to shareholders of record on April 10, 2000. The dividend was charged to retained earnings in the amount of $2,223,728, which was based on the estimated fair value of the Company's common stock. In addition to the 10% stock dividend, the Company increased the number of stock options under its stock option plans by 10% and reduced the exercise prices accordingly. All references to weighted average shares outstanding, per share amounts, option shares, and exercise prices included in the accompanying consolidated financial statements and notes reflect the 10% stock dividend and its retroactive effect.

        Upon declaration by the Board of Directors of the Company, all shareholders of record will be entitled to receive dividends. The Company's only present source of income with which to pay dividends is dividends from the Bank. The California Financial Code restricts the total cash dividend payment of any state bank at any time to the lesser of (1) the Bank's retained earnings or (2) the Bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. At December 31, 1999, the Bank had $3,243,078 in retained earnings available for dividend payments to the Company.

        Earnings Per Share

        A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:

                                                       Weighted
                                                        Average
                                                       Number of
                                         Net            Shares      Per Share
For the Year Ended                      Income        Outstanding     Amount
-------------------                   ----------      -----------   ---------
December 31, 1997

Basic earnings per share              $1,300,766       1,776,634      $ .73
                                                                      =====

Effect of dilutive stock options                          65,489
                                      ----------      ----------
Diluted earnings per share            $1,300,766       1,842,123      $ .71
                                      ==========      ==========      =====

December 31, 1998

Basic earnings per share              $2,008,670       1,830,352      $1.10
                                                                      =====

Effect of dilutive stock options                          56,418
                                      ----------      ----------
Diluted earnings per share            $2,008,670       1,886,770      $1.06
                                      ==========      ==========      =====

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

10.     SHAREHOLDERS' EQUITY (Continued)

        Earnings Per Share (Continued)

                                                       Weighted
                                                        Average
                                                       Number of
                                         Net            Shares      Per Share
For the Year Ended                      Income        Outstanding     Amount
-------------------                   ----------      -----------   ---------
December 31, 1999

Basic earnings per share              $2,247,213       1,871,707      $1.20
                                                                      =====

Effect of dilutive stock options                           6,575
                                      ----------      ----------

Diluted earnings per share            $2,247,213       1,878,282      $1.20
                                      ==========      ==========      =====

        The following options were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market prices of the common shares during the same periods: options to purchase 37,829 shares of common stock at prices ranging from $15.28 to $15.91 outstanding during the second and third quarters of 1998; options to purchase 57,508 shares of common stock at prices ranging from $12.73 to $15.91 outstanding during the fourth quarter of 1998; options to purchase 36,850 shares of common stock at prices ranging from $12.05 to $15.28 outstanding during the first quarter of 1999; options to purchase 57,844 shares of common stock at prices ranging from $11.15 to $15.28 outstanding during the second quarter of 1999; and options to purchase 151,894 shares of common stock at prices ranging from $10.80 to $15.28 outstanding during the third and fourth quarters of 1999.

        Stock Options

        In 1999 and 1994, the Board of Directors established stock option plans for which 553,442 shares of common stock are reserved for issuance to employees and directors under incentive and nonstatutory agreements. The Company assumed all obligations under the 1994 plan as of July 1, 1997 and options to purchase shares of the Company's common stock were substituted for options to purchase shares of common stock of the Bank. The plans require that the option price may not be less than the fair market value of the stock at the date the option is granted, and that the stock must be paid in full at the time the option is exercised. Options granted generally vest at twenty percent each year. The options under the plans expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. Outstanding options under the 1994 Plan are exercisable until their expiration date; however, no new options will be granted under this plan.

        The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation expense has been recognized for its stock option plans. Had compensation cost been determined based on the fair value at grant date for awards in 1999 and 1998 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below. Pro forma compensation expense is recognized in the years the options become vested.

                                                   Year Ended December 31,
                                              --------------------------------
                                                  1998               1999
                                              -------------      -------------
Net earnings - as reported                    $   2,008,670      $   2,247,213
Net earnings - pro forma                      $   1,982,003      $   2,191,458

Basic earnings per share - as reported        $        1.10      $        1.20
Basic earnings per share - pro forma          $        1.08      $        1.17

Diluted earnings per share - as reported      $        1.06      $        1.20
Diluted earnings per share - pro forma        $        1.05      $        1.16

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

10.     SHAREHOLDERS' EQUITY (Continued)

        Stock Options (Continued)

        The fair value of each option is estimated on the date of grant using an option-pricing model with the following assumptions:

                                                                   Year Ended
                                                                   December 31,
                                                              ---------------------
                                                               1998          1999
                                                              -------       -------
Dividend yield                                                   2.50%         3.54%
Expected volatility                                             59.54%        48.94%
Risk-free interest rate                                          4.68%         5.94%
Expected option life                                          5 years       5 years


A summary of combined activity within the plans follows:

                                   1997                          1998                         1999
                           -----------------------      -----------------------      -----------------------
                                          Weighted                     Weighted                     Weighted
                                          Average                      Average                      Average
                                          Exercise                     Exercise                     Exercise
                            Shares         Price         Shares         Price         Shares          Price
                           --------       --------      --------       --------      --------       --------
Options outstanding,
   beginning of year        215,409       $   8.37       189,772       $   8.60       174,346       $  10.87

Options granted              13,200       $  10.91        57,508       $  14.65       101,750       $  10.69
Options exercised           (19,086)      $   8.04       (68,905)      $   7.95       (66,274)      $   7.92
Options canceled            (19,751)      $   8.22        (4,029)      $   8.13       (14,720)      $  10.00
                           --------                     --------                     --------

Options outstanding,
   end of year              189,772       $   8.60       174,346       $  10.87       195,102       $  11.85
                           ========                     ========                     ========

Options exercisable,
   end of year              132,018       $   8.25       108,612       $   9.26        70,598       $  12.00
                           ========                     ========                     ========

Weighted average fair
   value of options
   granted during the
   year                                                                $   3.58                     $   2.20


                                                     Outstanding Options
                                   ---------------------------------------------------------
                                   Number of               Weighted             Number of
                                    Options                Average               Options
                                   Outstanding            Remaining            Exercisable
                                   December 31,          Contractual           December 31,
Range of Exercise Prices             1999                   Life                   1999
------------------------           ------------         -------------         -------------
$      9.77                           5,500                1  year                  4,400
$     11.15                          20,994                1  year                 16,794
$     10.91                          11,550                2  years                 6,930
$     13.75                           5,500                3  years                 2,200
$     15.28                          23,650                3  years                 9,460
$     15.91                          11,979                3  years                 4,792
$     12.73                          11,979                3  years                 4,792
$     13.18                           2,200                3  years                   880
$     12.05                           5,500                4  years                 1,100
$      9.55                          13,750                10 years                 2,750
$     10.80                          82,500                10 years                16,500
                                    -------                                   -----------

                                    195,102                                        70,598
                                    =======                                   ===========

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

10.     SHAREHOLDERS' EQUITY (Continued)

        Common Stock Repurchase Program

        During 1997, the Board of Directors authorized the repurchase of up to $500,000 of the Company's common stock. Repurchases will generally be made at market prices. Shares were purchased for $260,559 and $236,647 during the years ended December 31, 1998 and 1999, respectively.

        Regulatory Capital

        The Company and the Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System (FRB). Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Each of these components is defined in the regulations. Management believes that the Company and the Bank meet all their capital adequacy requirements as of December 31, 1999.

        In addition, the most recent notification from the Federal Depository Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                              1997                             1998                                 1999
                                  ----------------------------       ----------------------------       ----------------------------
                                    Amount            Ratio            Amount           Ratio             Amount             Ratio
                                  -----------      -----------       -----------      -----------       -----------      -----------
Leverage Ratio

Tehama Bancorp and subsidiary     $15,271,900              9.4%      $17,137,200              9.4%      $18,941,300             9.4%
Tehama Bank                       $15,118,600              9.3%      $14,222,200              7.9%      $15,752,500             7.9%

Minimum requirement for "Well-
     Capitalized" institution     $ 8,127,700              5.0%      $ 9,073,500              5.0%      $10,096,000             5.0%
Minimum regulatory requirement    $ 6,502,200              4.0%      $ 7,258,800              4.0%      $ 8,076,800             4.0%

Tier 1 Risk-Based Capital Ratio

Tehama Bancorp and subsidiary     $15,271,900             12.7%      $17,137,200             13.6%      $18,941,300            12.6%
Tehama Bank                       $15,118,600             12.5%      $14,222,200             11.5%      $15,752,500            10.7%

Minimum requirement for "Well-
     Capitalized" institution     $ 7,236,200              6.0%      $ 7,562,900              6.0%      $ 9,019,400             6.0%
Minimum regulatory requirement    $ 4,824,200              4.0%      $ 5,042,000              4.0%      $ 6,012,900             4.0%

Total Risk-Based Capital Ratio

Tehama Bancorp and subsidiary     $16,787,300             13.9%      $18,719,024             14.9%      $20,823,700            13.9%
Tehama Bank                       $16,634,000             13.8%      $15,772,281             12.8%      $17,596,900            12.0%

Minimum requirement for "Well-
     Capitalized" institution     $12,041,500             10.0%      $12,604,900             10.0%      $15,032,300            10.0%
Minimum regulatory requirement    $ 9,633,200              8.0%      $10,083,900              8.0%      $12,025,800             8.0%

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

11.     OTHER EXPENSES

            Other expenses consisted of the following:


                                       Year Ended December 31,
                             ------------------------------------------
                                1997            1998            1999
                             ----------      ----------      ----------
Data processing fees         $  220,909      $  258,618         270,145
Professional services           392,863         236,966         300,407
Directors' fees                 155,350         170,450         189,600
Stationery and supplies         231,170         143,070         202,984
Advertising                     118,708         154,297         111,470
Telephone                        93,700         121,571         191,481
Other                         1,120,130       1,240,762       1,626,560
                             ----------      ----------      ----------

                             $2,332,830      $2,325,734      $2,892,647
                             ==========      ==========      ==========

12.     EMPLOYEE BENEFIT PLANS

        Employee Stock Ownership Plan

        In 1987, the Bank adopted an employee stock ownership plan. This plan is designed to invest primarily in securities of the Company, purchased on the open market. The Company's contributions to the plan are at the sole discretion of the Board of Directors. Contributions are limited on a participant-by-participant basis to the lesser of $30,000 or twenty-five percent of the participant's compensation for the plan year. Employee contributions are not permitted. The Company made contributions of $29,875, $39,403 and $38,332 for the years ended December 31, 1997, 1998 and 1999, respectively.

        Profit Sharing Plan

        During 1992, the Bank adopted the Tehama Bank 401(k) Profit Sharing Plan. The plan is available to all employees of the Bank. The Bank's contribution to the plan is discretionary and is allocated at twenty-five percent of each participant's annual contribution. Aggregate contributions to the profit sharing plan totaled $30,795, $38,868 and $54,632 for the years ended December 31, 1997, 1998 and 1999, respectively.

        Salary Continuation Plans

        The Bank has salary continuation plans for key executives. Under these plans, the Bank is obligated to provide the executives, or their designated beneficiaries, with annual benefits for fifteen years after retirement or death. These benefits are substantially equivalent to those available under insurance policies purchased by the Bank on the lives of the executives. In addition, the estimated present value of these future benefits are accrued over the period from the effective date of the plans until each of the executive's expected retirement date. The expense recognized under these plans for the years ended December 31, 1997, 1998 and 1999 totaled $136,293, $114,620 and
        $163,207, respectively.

        Under these plans, the Bank invested in single premium life insurance policies with cash surrender values totaling $2,946,792 and $3,477,561 at December 31, 1998 and 1999, respectively. On the consolidated balance sheet, the cash surrender value of life insurance policies is included in accrued interest receivable and other assets.

13.     RELATED PARTY TRANSACTIONS

        During the normal course of business, the Company and Bank enter into transactions with related parties, including Directors and affiliates. These transactions are on substantially the same terms and conditions as those prevailing for comparable transactions with unrelated parties and include borrowings from the Bank, the purchase of casualty insurance and advertising through Directors and the leasing of the Red Bluff branch from a Director.

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

13.     RELATED PARTY TRANSACTIONS (Continued)

        The following is a summary of the aggregate lending activity involving related party borrowers for the year ended December 31, 1999:

Balance, beginning of year                       $ 4,700,000

   Disbursements                                   2,600,000
   Amounts repaid                                 (3,000,000)
                                                 -----------
Balance, end of year                             $ 4,300,000
                                                 ===========

Undisbursed commitments to related parties,
   December 31, 1999                             $ 1,343,000
                                                 ===========

        During 1997 and 1998, the Bank purchased a total of approximately $8,802,000 in leases from Bancorp Financial Services, Inc. at the same price offered to other lease purchasers. Leases were evaluated for creditworthiness in accordance with the Bank's normal underwriting procedures. At December 31, 1998 and 1999, the remaining balances on these leases totaled $8,427,000 and $5,050,000, respectively. There were no leases purchased during 1999.

14.     COMPREHENSIVE INCOME

        Comprehensive income is reported in addition to net income for all periods presented. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Bank's available-for-sale investment securities are included in other comprehensive income. Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the Statement of Changes in Shareholders' Equity.

        For the years ended December 31, 1997, 1998 and 1999, the Bank held securities classified as available-for-sale which had unrealized (losses) gains as follows:

                                                                         Tax
                                                      Before           (Expense)          After
                                                       Tax              Benefit            Tax
                                                    -----------       -----------       -----------
For the Year Ended December 31, 1997

Other comprehensive income:
   Unrealized holding gains                         $    48,498       $   (20,428)      $    28,070
                                                    ===========       ===========       ===========

For the Year Ended December 31, 1998

Other comprehensive loss:
   Unrealized holding losses                        $   (20,846)      $     8,338       $   (12,508)
   Less: reclassification adjustment for
            gains included in net income                 28,885           (10,083)           18,802
                                                    -----------       -----------       -----------

               Total other comprehensive loss       $   (49,731)      $    18,421       $   (31,310)
                                                    ===========       ===========       ===========

For the Year Ended December 31, 1999

Other comprehensive loss:
   Unrealized holding losses                        $(1,382,983)      $   543,435       $  (839,548)
   Less: reclassification adjustment for
            gains included in net income                  9,546            (3,818)            5,728
                                                    -----------       -----------       -----------

                                                     (1,392,529)          547,253          (845,276)

   Add:  unrealized holding gains resulting
            from investment in leasing company           22,178            (9,093)           13,085
                                                    -----------       -----------       -----------

               Total other comprehensive loss       $(1,370,351)      $   538,160       $  (832,191)
                                                    ===========       ===========       ===========

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

15.     DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        Disclosures include estimated fair values for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

        Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

        The following methods and assumptions were used by management to estimate the fair value of its financial instruments at December 31, 1998 and 1999:

        Cash and cash equivalents: For cash and cash equivalents, the carrying amount is estimated to be fair value.

        Investment securities: For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

        Loans: For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. Fair values of loans held for sale are estimated using quoted market prices for similar loans. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for loans with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

        Life insurance policies: The fair values of life insurance policies are based on current cash surrender values at each reporting date as provided by the insurers.

        Deposits: The fair values for demand deposits are, by definition, equal to the amount payable on demand at each reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis using interest rates being offered at each reporting date by the Bank for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

        Short-term borrowings: Short-term borrowings were originated near year end. The carrying amount is estimated to be fair value.

        Treasury tax and loan agreement: For the Treasury Tax and Loan Agreement, which is included in accrued interest payable and other liabilities on the consolidated balance sheet, the carrying amount is estimated to be fair value.

        Commitments to extend credit: Commitments to extend credit are primarily for adjustable rate loans and letters of credit. For these commitments, there are no differences between the committed amounts and fair values. Commitments to fund fixed rate loans are at rates which approximate fair value at each reporting date.

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

15.     DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                           December 31, 1998                   December 31, 1999
                                     ------------------------------      ------------------------------
                                       Carrying           Fair             Carrying           Fair
                                        Amount            Value             Amount            Value
                                     ------------      ------------      ------------      ------------
Financial assets:
   Cash and due from banks           $  8,362,664      $  8,362,664      $ 17,157,451      $ 17,157,451
   Federal funds sold                  14,400,000        14,400,000
   Investment securities               47,092,556        47,440,300        38,513,743        38,400,500
   Loans                              119,009,536       121,472,837       143,025,745       141,427,964
   Accrued interest receivable          1,213,291         1,213,291         1,339,557         1,339,557
   Cash surrender value of life
      insurance policies                2,946,792         2,946,792         3,477,561         3,477,561
                                     ------------      ------------      ------------      ------------

                                     $193,024,839      $195,835,884      $203,514,057      $201,803,033
                                     ============      ============      ============      ============

Financial liabilities:
   Deposits                          $180,510,611      $180,715,000      $188,467,397      $188,354,076
   Short-term borrowings                                                    2,100,000         2,100,000
   Accrued interest payable               451,947           451,947           436,635           436,635
   Treasury tax and loan
      agreement                           191,014           191,014           373,041           373,041
                                     ------------      ------------      ------------      ------------

                                     $181,153,572      $181,357,961      $191,377,073      $191,263,752
                                     ============      ============      ============      ============

Off-balance-sheet financial
   instruments:
   Commitments to extend credit      $ 17,847,000      $ 17,847,000      $ 27,109,000      $ 27,109,000
   Standby letters of credit              140,000           140,000           285,000           285,000
                                     ------------      ------------      ------------      ------------

                                     $ 17,987,000      $ 17,987,000      $ 27,394,000      $ 27,394,000
                                     ============      ============      ============      ============

16.     BRANCH ACQUISITION

        The Bank acquired certain assets and liabilities of the Willows and Orland branches of Wells Fargo Bank on February 21, 1997 summarized as follows:

Cash                                                    $17,031,577
Fair value of assets and liabilities acquired, net          451,641
Premium paid for deposits                                   658,494
                                                        -----------

   Deposits assumed                                     $18,141,712
                                                        ===========

        The deposit premium is included on the consolidated balance sheet in accrued interest receivable and other assets and is being amortized using the straight-line method over fifteen years. Amortization expense totaled $30,611, $32,373 and $45,234 for the years ended December 31, 1997, 1998 and 1999, respectively.

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

17.     SEGMENT INFORMATION

        Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by senior management. Generally, financial information is reported on the basis that it is used internally for evaluating segment performance and in deciding how to allocate resources to segments.

        The Company has two reportable segments: Retail and Commercial Banking and Merchant Card Processing. The Retail and Commercial Banking segment offers a diverse range of traditional loan and deposit products and services to individuals and businesses. The Merchant Card Processing segment is responsible for the processing of third-party credit card transactions. Results of operations from segments below the quantitative thresholds are attributable to two operating segments of the Company. Those segments include ATM Cash Services and Bancorp, the Bank's holding company. Neither of those segments has ever met any of the quantitative thresholds for determining reportable segments.

        The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies.

        The following table includes selected financial information for the years ended December 31, 1997, 1998 and 1999 for each business segment:

                                                       Retail and
                                                    Commercial Banking                             Merchant Card Processing
                                          -----------------------------------------       -----------------------------------------
 (Dollars in thousands)                     1997            1998            1999            1997            1998            1999
                                          ---------       ---------       ---------       ---------       ---------       ---------
Interest income                           $  12,614       $  13,849       $  14,011

Interest expense                             (5,225)         (5,614)         (5,110)
                                          ---------       ---------       ---------       ---------       ---------       ---------

      Net interest income                     7,389           8,235           8,901
                                          ---------       ---------       ---------       ---------       ---------       ---------

Provision for loan and lease losses          (1,705)         (1,113)         (1,325)
                                          ---------       ---------       ---------       ---------       ---------       ---------

      Net interest income after pro-
         vision for loan and lease
         losses                               5,684           7,122           7,576

Non-interest income                             868           1,210           1,760       $   1,323       $   1,341       $   1,085
Depreciation expense                           (229)           (295)           (365)             (4)             (5)             (4)
Other non-interest expense                   (5,453)         (6,483)         (7,006)           (171)           (193)           (346)
                                          ---------       ---------       ---------       ---------       ---------       ---------

      Income before income taxes          $     870       $   1,554       $   1,965       $   1,148       $   1,143       $     735
                                          =========       =========       =========       =========       =========       =========

Segment assets                            $ 169,673       $ 197,224       $ 199,827       $      15       $      16       $      12
                                          =========       =========       =========       =========       =========       =========



                                                           All Other                                  Consolidated Total
                                          -----------------------------------------       -----------------------------------------
 (Dollars in thousands)                     1997            1998            1999            1997            1998            1999
                                          ---------       ---------       ---------       ---------       ---------       ---------
Interest income                                                                           $  12,614       $  13,849       $  14,011

Interest expense                                                                             (5,225)         (5,614)         (5,110)
                                          ---------       ---------       ---------       ---------       ---------       ---------

      Net interest income                                                                     7,389           8,235           8,901
                                          ---------       ---------       ---------       ---------       ---------       ---------

Provision for loan and lease losses                                                          (1,705)         (1,113)         (1,325)
                                          ---------       ---------       ---------       ---------       ---------       ---------

      Net interest income after pro-
         vision for loan and lease
         losses                                                                               5,684           7,122           7,576

Non-interest income                                       $     251       $     896           2,191           2,802           3,741
Depreciation expense                                                            (11)           (233)           (300)           (380)
Other non-interest expense                $    (104)            (87)           (529)         (5,728)         (6,763)         (7,881)
                                          ---------       ---------       ---------       ---------       ---------       ---------

      Income before income taxes          $    (104)      $     164       $     356       $   1,914       $   2,861       $   3,056
                                          =========       =========       =========       =========       =========       =========

Segment assets                            $      34       $   2,542       $  11,955       $ 169,722       $ 199,782       $ 211,794
                                          =========       =========       =========       =========       =========       =========

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

18.     PARENT ONLY CONDENSED FINANCIAL STATEMENTS

                                  BALANCE SHEET

                           DECEMBER 31, 1998 AND 1999


                                                       1998               1999
                                                    ------------       ------------
                    ASSETS

Cash and due from banks                             $    373,445       $    165,475
Investment in subsidiary                              14,796,283         15,436,106
Investment in leasing company                          2,335,967          2,793,416
Other assets                                             205,562            242,975
                                                    ------------       ------------

                                                    $ 17,711,257       $ 18,637,972
                                                    ============       ============


             SHAREHOLDERS' EQUITY

Common stock                                        $ 12,824,202       $ 15,413,603
Retained earnings                                      4,908,485          4,077,990
Accumulated other comprehensive loss                     (21,430)          (853,621)
                                                    ------------       ------------

                                                    $ 17,711,257       $ 18,637,972
                                                    ============       ============

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

18.     PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

                               STATEMENT OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999


                                                            1997            1998            1999
                                                         ----------      ----------      ----------
Income:
   Dividends declared by subsidiary - eliminated
      in consolidation                                   $  125,000      $  662,219      $  500,000
                                                         ----------      ----------      ----------

Expenses:
   Professional fees                                         79,571          82,478         163,255
   Other expenses                                            24,006           4,318          22,944
                                                         ----------      ----------      ----------

         Total expenses                                     103,577          86,796         186,199
                                                         ----------      ----------      ----------

         Income before equity in undistributed
            income of subsidiary and undistributed
            income of investment in leasing company          21,423         575,423         313,801

Equity in undistributed income of investment in
   leasing company                                                          251,135         444,364

Equity in undistributed income of subsidiary                374,759       1,156,112       1,485,099
                                                         ----------      ----------      ----------

         Income before income taxes                         396,182       1,982,670       2,243,264

Income tax benefit                                           33,000          26,000           3,949
                                                         ----------      ----------      ----------

         Net income                                      $  429,182      $2,008,670      $2,247,213
                                                         ==========      ==========      ==========

                          TEHAMA BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

18.     PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

                             STATEMENT OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999


                                                            1997               1998               1999
                                                        ------------       ------------       ------------
Cash flows from operating activities:
   Net income                                           $    429,182       $  2,008,670       $  2,247,213
   Adjustments to reconcile net income to net cash
      (used in) provided by operating activities:
         Undistributed income of leasing
            company                                                            (251,135)          (444,364)
         Undistributed income of subsidiary                 (374,759)        (1,156,112)        (1,485,099)
         Increase in other assets                           (132,942)           (72,620)           (37,413)
                                                        ------------       ------------       ------------

         Net cash (used in) provided by operating
            activities                                       (78,519)           528,803            280,337
                                                        ------------       ------------       ------------

Cash flows from financing activities:
   Proceeds from exercise of stock options                    98,942            746,997            602,320
   Payment of cash dividends                                                   (662,219)          (853,980)
   Retirement of common stock                                                  (260,559)          (236,647)
                                                        ------------       ------------       ------------

         Net cash used in (provided by) financing
            activities                                        98,942           (175,781)          (488,307)
                                                        ------------       ------------       ------------

         Increase (decrease) in cash and
            cash equivalents                                  20,423            353,022           (207,970)

Cash and cash equivalents at beginning
   of period                                                                     20,423            373,445
                                                        ------------       ------------       ------------

Cash and cash equivalents at end of year                $     20,423       $    373,445       $    165,475
                                                        ============       ============       ============

Non-cash investing activities:
   Net change in unrealized (loss) gain on
      available-for-sale investment securities          $     58,785       $    (52,923)      $ (1,392,529)
   Unrealized gain resulting from investment
      in leasing company                                                                      $     13,085
   Dividend of investment in leasing company
      from the Bank to the Company                                         $  2,084,832

Non-cash financing activities:
   Issuance of common stock in exchange
      for assets and liabilities of the Bank            $ 15,403,302

                                   APPENDIX A

                 AGREEMENT AND PLAN OF REORGANIZATION AND MERGER


        This AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (the "Agreement") is entered into as of September 20, 2000 by and between Humboldt Bancorp, a California corporation ("Humboldt"), and Tehama Bancorp, a California corporation ("Tehama").


RECITALS:

        WHEREAS, the respective Boards of Directors of Tehama and Humboldt have determined that it is in the best interests of Tehama and Humboldt and their respective shareholders for Tehama to be merged with Humboldt, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the California Corporations Code and other applicable laws;

        WHEREAS, Tehama Bank is a wholly-owned subsidiary of Tehama and Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan Association are wholly-owned subsidiaries of Humboldt;

        WHEREAS, each of the Boards of Directors of Tehama and Humboldt have approved this Agreement and the transactions contemplated hereby;

        WHEREAS, Tehama's and Humboldt's Boards of Directors have resolved to recommend approval of the merger of Tehama and Humboldt to their respective shareholders; and

        WHEREAS, upon the consummation of the Merger of Tehama with Humboldt, Tehama Bank shall become a wholly-owned subsidiary of Humboldt.

        NOW, THEREFORE, in consideration of these premises and the representations, warranties and agreements herein contained, Tehama and Humboldt hereby agree as follows:


        ARTICLE 1. DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

        "Acquisition Event" shall mean any of the following:

        (a) Prior to the termination of this Agreement, either Tehama or Humboldt shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or shall have entered or announced an intention to enter into a letter of intent, an agreement-in-principle or a definitive agreement with any Person (other than Tehama, Humboldt or any of their respective Subsidiaries) to effect, an Acquisition Transaction or failed to publicly oppose a Tender Offer or an Exchange Offer (as defined below). As used herein, the term "Acquisition Transaction" shall mean (i) a merger, consolidation or similar transaction involving Tehama, Humboldt or any of their respective Subsidiaries (other than internal mergers, reorganizations, consolidations or dissolutions involving only existing Subsidiaries), (ii) the disposition, by sale, lease, exchange, dissolution or liquidation, or otherwise, of all or substantially all of the assets of Tehama or Humboldt or any asset or assets of Tehama or Humboldt the disposition or lease of which would result in a material change in the business or business operations of Tehama or Humboldt, a transfer (other than routine or previously scheduled transactions involving existing Employee Plans or Benefit Arrangements) of any shares of stock or other securities of Tehama or Humboldt by Tehama or Humboldt, or a material change in the assets, liabilities or results of operations or the future prospects of Tehama or Humboldt, including, but not limited to a grant of an option entitling any Person (other than Tehama or Humboldt) to acquire any shares of stock of Tehama or Humboldt or any assets material to the business of Tehama or Humboldt; or (iii) the issuance (other than pursuant to outstanding stock options or pursuant to Section 8.5) sale or other disposition by Tehama or Humboldt (including, without limitation, by way of merger, consolidation, share exchange or any similar transaction) of shares of Tehama Common Stock or Humboldt Common Stock or other Equity Securities, or the grant of any option, warrant or other right to acquire shares of Tehama Common Stock or Humboldt Common Stock or other Equity Securities, representing directly, or on an as-exercised, as-exchanged or as-converted basis (in the case of options, warrants, rights or exchangeable or convertible Equity Securities), 15% or more of the voting securities of Tehama or Humboldt;

        (b) Prior to termination of this Agreement (i) any Person (other than a person who is a party to a Director Shareholder Agreement) shall have increased the number of shares of Tehama Common Stock or Humboldt Common Stock over which such person has beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) by a number that is greater than 1% of the then outstanding shares of Tehama Common Stock or Humboldt Common Stock if, after giving effect to such increase, such Person owns, beneficially, more than 10% of the outstanding shares of Tehama Common Stock or Humboldt Common Stock, or (ii) any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, more than 10% of the then outstanding shares of Tehama Common Stock or Humboldt Common Stock; or

        (c) The approval by Tehama's or Humboldt's shareholders, or the consummation by Tehama or Humboldt, of any Acquisition Transaction as described in Subsection (a) of this Paragraph.

        "Acquisition Proposal" shall have the meaning given such term in Section
        6.2.5 and 6.4.12.

        "Affected Party" shall have the meaning given to it in Section 5.7.

        "Affiliate" or "affiliate" shall mean, with respect to any other Person, any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person.

        "Affiliate Agreements" shall have the meaning given to such term in
        Section 5.3.3.

        "Benefit Arrangement" shall have the meaning given such term in Section 3.21.4.

        "BHCA" shall mean the Bank Holding Company Act of 1956, as amended.

        "Business Day" shall mean any day, other than a Saturday, Sunday or any other day, such as a legal holiday, on which California state banks in California are not open for substantially all their banking business.

        "California Corporations Code" shall mean the General Corporation Law of the State of California.

        "California Financial Code" shall mean the Financial Code of the State of California.

        "CDFI" shall mean the California Department of Financial Institutions.

        "Classified Assets" shall have the meaning given to such term in Section 6.1.15.

        "Closing" shall have the meaning given to such term in Section 2.1.

        "Closing Date" shall have the meaning given to such term in Section 2.1.

        "Closing Schedules" shall have the meaning given to such term in Section 5.7.

        "Commissioner" shall mean the Commissioner of Financial Institutions of the State of California.

        "Conversion Rate" shall mean 1.775 shares of Humboldt Common Stock (except if the Humboldt Average Trading Price is less than $9.84375 but equal to or greater than $9.75, the Conversion Rate shall mean the quotient of $17.473 divided by the Humboldt Average Trading Price, otherwise the Conversion Rate shall remain at 1.775). If the Humboldt Average Trading Price is less than $9.75, the parties may renegotiate the Conversion Rate.



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        "Default" shall mean, as to any party to this Agreement, a failure by such party to perform, in any material respect, any of the agreements or covenants of such party contained in Articles 5 or 6.

        "Director Shareholder Agreement" shall have the meaning given such term in Sections 7.2.10 and 7.3.10.

        "Dissenting Shares" shall mean shares of Tehama Common Stock or Humboldt Common Stock which come within all of the descriptions set forth in Subparagraphs (1), (2), (3) and (4) of Paragraph (b) of Section 1300 of the California Corporations Code.

        "Dissenting Shareholder Notices" shall mean the notice required to be given to record holders of Dissenting Shares pursuant to Paragraph (a) of Section 1301 of the California Corporations Code.

        "Effective Time" shall have the meaning given such term in Section 2.1.

        "Employee Plan" shall have the meaning given such term in Section
        3.21.3.

        "Environmental Laws" shall mean and include any and all laws, statutes, ordinances, rules, regulations, orders, or determinations of any Governmental Entity pertaining to health or to the environment, including, without limitation, the Clean Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), the Federal Water Pollution Control Act Amendments, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), the Hazardous Materials Transportation Act of 1975, as amended, the Safe Drinking Water Act, as amended, and the Toxic Substances Control Act, as amended.

        "Equity Securities" shall have the meaning given to such term in the Exchange Act.

        "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        "Exchange Agent" shall mean Illinois Stock Transfer, or such other Person as Humboldt shall have appointed to perform the duties set forth in Section 2.8.

        "Exchange Offer" shall mean the commencement (as such term is defined in Rule 14d-2 under the Exchange Act) of an exchange offer or the filing by any Person of a registration statement under the Securities Act with respect to an exchange offer to purchase any shares of Tehama Common Stock or Humboldt Common Stock such that, upon consummation of



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        such offer, such Person would own or control 15% or more of the then outstanding shares of Tehama Common Stock or Humboldt Common Stock.

        "FDIC" shall mean the Federal Deposit Insurance Corporation.

        "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

        "GAAP" shall mean generally accepted accounting principles.

        "Governmental Entity" shall mean any court, federal, state, local or foreign government or any administrative agency or commission or other governmental authority or instrumentality whatsoever.

        "Hazardous Substances" shall have the meaning given such term in Section 3.23.4.

        "Humboldt" shall mean Humboldt Bancorp.

        "Humboldt Average Trading Price" shall mean shall mean the average closing price during regular hours for Humboldt Common Stock as reported on the NASDAQ National Market System during the twenty prior days on which Humboldt Common Stock traded ending with the end of the fifth day immediately preceding the Effective Time.

        "Humboldt Collateralizing Real Estate" shall have the meaning given to such term in Section 4.19.1.

        "Humboldt Common Stock" shall mean the common stock, no par value per share, of Humboldt.

        "Humboldt Documents" shall have the meaning given to such term in
        Section 4.6.2.

        "Humboldt Fairness Opinion" shall have the meaning given to such term in
        Section 7.2.9.

        "Humboldt Filings" shall have the meanings given such term in Section 4.6.1.

        "Humboldt Financial Statements" shall mean the financial statements of Humboldt for the year ended December 31, 1999.

        "Humboldt Market Value Per Share" shall mean the last trade of Humboldt Common Stock prior to the Effective Time.

        "Humboldt Material Adverse Event" shall have the meaning given to such term in Section 8.1.9



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        "Humboldt Properties" shall have the meaning given to such term in
        Section 4.19.1.

        "Humboldt Stock Plans" shall have the meaning set forth in Section 4.5.

        "Humboldt Superior Proposal" shall have the meaning set forth in Section 6.4.12.

        "IRC" shall mean the Internal Revenue Code of 1986, as amended.

        "Joint Proxy Statement/Prospectus" shall have the meaning given to such term in Section 3.7.2.

        "Knowledge" shall mean, with respect to any representation or warranty contained in this Agreement, the actual knowledge, after reasonable inquiry, of any director or executive officer of Tehama or Humboldt.

        "Last Regulatory Approval" shall mean the final Requisite Regulatory Approval required, from any Governmental Entity under applicable federal laws of the United States and laws of any state having jurisdiction over the Merger, to permit the parties to consummate the Merger.

        "Material Adverse Effect" shall mean a material adverse effect: (i) on the business, assets, results of operations, financial condition or prospects of a Person and its subsidiaries, if any, taken as a whole (unless specifically indicated otherwise); or (ii) on the ability of a Person that is a party to this Agreement to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

        "Merger" shall have the meaning set forth in Section 2.1.

        "Merger Agreement" shall have the meaning given to such term in Section 2.1.

        "New Certificates" shall have the meaning given to such term in Section 2.8.1.

        "OREO" shall have the meaning given such term in Section 3.13.

        "Perfected Dissenting Shares" shall mean Dissenting Shares as to which the recordholder has made demand on Tehama or Humboldt in accordance with Paragraph (b) of Section 1301 of the California Corporations Code and has not withdrawn such demand prior to the Effective Time.

        "Persons" or "persons" shall mean an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization, Governmental Entity or any other legal entity whatsoever.



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        "Registration Statement" shall have the meaning given to such term in
        Section 3.7.2.

        "Regulatory Authority" shall mean any Governmental Entity, the approval of which is legally required for consummation of the Merger.

        "Requisite Regulatory Approvals" shall have the meaning set forth in
        Section 7.1.2.

        "Returns" shall mean all returns, declarations, reports, statements, and other documents required to be filed with respect to federal, state, local and foreign Taxes, and the term "Return" means any one of the foregoing Returns.

        "Tehama" shall mean Tehama Bancorp.

        "Tehama Certificates" shall have the meaning given such term in Section
        2.8.1. "Tehama Collateralizing Real Estate" shall have the meaning given such term in Section 3.23.1.

        "Tehama Common Stock" shall mean the common stock, no par value, of Tehama.

        "Tehama Documents" shall have the meaning given to such term in Section 3.6.2.

        "Tehama Fairness Opinion" shall have the meaning given to such term in
        Section 7.3.7.

        "Tehama Filings" shall have the meaning given such term in Section
        3.6.1.

        "Tehama Financial Statements" shall have the meaning given to such term in Section 3.7.3.

        "Tehama Material Adverse Event" shall have the meaning given such term in Section 8.1.8.

        "Tehama Properties" shall have the meaning given such term in Section 3.23.1.

        "Tehama Stock Options" shall mean any options to purchase any shares of Tehama Common Stock or any other Equity Securities of Tehama granted on or prior to the Effective Time, whether pursuant to the Tehama Stock Option Plans or otherwise.

        "Tehama Stock Option Plans" shall mean Tehama's written 1994 and 1999 Stock Option Plans as described in Schedule 3.5 hereto.

        "Tehama Superior Proposal" shall have the meaning set forth in Section 6.2.5.

        "SEC" shall mean the Securities and Exchange Commission.

        "Securities Act" shall mean the Securities Act of 1933, as amended.



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        "Subsidiary" shall mean, with respect to any corporation (the "parent"), any other corporation, association or other business entity of which more than 50% of the shares of the Voting Stock are owned or controlled, directly or indirectly, by the parent or by one or more Subsidiaries of the parent, or by the parent and one or more of its Subsidiaries.

        "Surviving Corporation" shall have the meaning given to such term in
        Section 2.1.

        "Taxes" shall mean all federal, state, local and foreign net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties, or other taxes, together with any interest and any penalties, additions to tax, or additional amounts with respect thereto, and the term "Tax" means any one of the foregoing Taxes.

        "Tax Filings" shall mean any applications, reports, statements or other Returns required to be filed with any local, state or federal Governmental Entity before the Merger may become effective, including, but not limited to, any filing required to be made with the California Franchise Tax Board to obtain a Tax Clearance Certificate for the Merger.

        "Tender Offer" shall mean the commencement (as such term is defined in Rule 14d-2 under the Exchange Act) of a tender offer or the filing by any person of a registration statement under the Securities Act with respect to, a tender offer to purchase any shares of Tehama Common Stock or Humboldt Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the then outstanding voting securities of Tehama or Humboldt.

        "Understanding" shall have the meaning set forth in Section 6.1.5.

        "Voting Securities" or "Voting Stock" shall mean the stock or other securities or any other interest entitling the holders thereof to vote in the election of the directors, trustees or Persons performing similar functions of the Person in question, including, without limitation, nonvoting securities that are convertible or exchangeable into voting securities, but shall not include any stock or other interest so entitling the holders thereof to vote only upon the happening of a contingency (other than a conversion or exchange thereof into voting securities), whether or not such contingency has occurred.


                              ARTICLE 2. THE MERGER

        Section 2.1 The Merger. Subject to the terms and conditions of this Agreement, as promptly as practicable following the receipt of the Last Regulatory Approval and the expiration of all applicable waiting periods, Tehama shall be merged with Humboldt, with Humboldt being the



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Surviving Corporation of the merger, all pursuant to the Agreement of Merger attached to this Agreement as Exhibit 2.1 (the "Merger Agreement") and in accordance with the applicable provisions of the California Corporations Code (the "Merger"). The closing of the Merger (the "Closing") shall take place at a location and time and Business Day to be designated by Humboldt and reasonably concurred to by Tehama (the "Closing Date") which shall not, however, unless the parties agree otherwise in writing, be later than thirty (30) days after the receipt of necessary shareholder approvals and the Last Regulatory Approval and expiration of all applicable waiting periods. The Merger shall be effective when the Merger Agreement (together with any other documents required by law to effectuate the Merger) shall have been filed with the Secretary of State of the State of California. When used in this Agreement, the term "Effective Time" shall mean the time of filing of the Merger Agreement with the Secretary of State, and "Surviving Corporation" shall mean Humboldt.

        Section 2.2 Effect of Merger. By virtue of the Merger and at the Effective Time, all of the rights, privileges, powers and franchises and all property and assets of every kind and description of Tehama and Humboldt shall be vested in and be held and enjoyed by the Surviving Corporation, without further act or deed, and all the estates and interests of every kind of Tehama and Humboldt, including all debts due to either of them, shall be as effectively the property of the Surviving Corporation as they were of Tehama and Humboldt immediately prior to the Effective Time, and the title to any real estate vested by deed or otherwise in either Tehama or Humboldt shall not revert or be in any way impaired by reason of the Merger; and all rights of creditors and liens upon any property of Tehama and Humboldt shall be preserved unimpaired and all debts, liabilities and duties of Tehama and Humboldt shall be debts, liabilities and duties of the Surviving Corporation and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it, and none of such debts, liabilities or duties shall be expanded, increased, broadened or enlarged by reason of the Merger.

        Section 2.3 Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws of Humboldt in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation until amended and the name of the Surviving Corporation shall be "Humboldt Bancorp."

        Section 2.4 Conversion of Humboldt Stock. The authorized and issued capital stock of Humboldt immediately prior to the Effective Time, on and after the Effective Time, pursuant to the Merger Agreement and without any further action on the part of Humboldt shall remain as the common stock of the Surviving Corporation.

        Section 2.5 Conversion of Tehama Stock Options. At the Effective Time, all outstanding rights with respect to Tehama Common Stock pursuant to stock options under the Tehama Stock Option Plans shall be converted into and become equivalent rights with respect to Humboldt Common Stock at the applicable Conversion Rate with a corresponding adjustment in the option price, and Humboldt shall assume each Tehama Stock Option in accordance with the terms of Tehama Stock Option Plans and the stock option agreement by which it is evidenced.



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

        Section 2.6 Conversion of Tehama Common Stock. Except as provided in
Section 2.7, each share of Tehama Common Stock shall be converted at the Effective Time into and become the right to receive that number of shares of duly authorized, validly issued, fully paid and nonassessable shares of Humboldt Common Stock equal to the Conversion Rate, subject to adjustment, if any, as provided in any other section of this Agreement; provided, however, that the shares held by any shareholder who properly exercises dissenters' rights provided under the California Corporations Code, shall not be so converted and in lieu of such conversion shall be treated in accordance with the provisions of the California Corporations Code.

        Section 2.7 Fractional Shares. No fractional shares of Humboldt Common Stock shall be issued in the Merger. In lieu thereof, each holder of Tehama Common Stock who would otherwise be entitled to receive a fractional share shall receive an amount in cash equal to the product (rounded to the nearest hundredth) obtained by multiplying (a) Humboldt Market Value Per Share by (b) the fraction of a share of Humboldt Common Stock to which such holder would otherwise be entitled. No such holder shall be entitled to dividends or other rights in respect of any such fraction.

        Section 2.8 Exchange Procedures. On or as soon as practicable after the Effective Time, (i) Humboldt will deliver to the Exchange Agent: (i) certificates representing the number of shares of Humboldt Common Stock issuable in the Merger; and (ii) cash for the payout of fractional shares.

                2.8.1 Upon surrender to the Exchange Agent for cancellation of one or more certificates for shares of Tehama Common Stock ("Tehama Certificates"), accompanied by a duly executed letter of transmittal in proper form, the Exchange Agent shall, as promptly as practicable thereafter, deliver to each holder of such surrendered Tehama Certificates, certificates representing the appropriate number of shares of Humboldt Common Stock ("New Certificates") and/or checks for payment of cash in lieu of fractional shares, in respect of the Tehama Certificates. In no event shall the holders of Tehama Certificates be entitled to receive interest on cash amounts due them hereunder.

                2.8.2 Until a Tehama Certificate has been surrendered and exchanged as herein provided, each share of Tehama Common Stock represented by such Tehama Certificate shall represent, on and after the Effective Time, the right to receive the Conversion Rate into which each such share of Tehama Common Stock shown thereon has been converted as provided by Section 2.6, including the right to vote such shares of Humboldt Common Stock. No dividends or other distributions that are declared on any shares of Humboldt Common Stock into which any shares of Tehama Common Stock have been converted at the Effective Time shall be paid to the holder of such Tehama shares until the Tehama Certificates evidencing such Tehama shares have been surrendered in exchange for New Certificates in the manner herein provided, but upon such surrender, such dividends or other distributions, from and after the Effective Time, will be paid to such holders. In no event shall the holders entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

                2.8.3 No transfer taxes shall be payable by any shareholder in respect to the issuance of New Certificates, except that if any New Certificate is to be issued in a name other than that in which the Tehama Certificates surrendered shall have been registered, it shall be a condition of such issuance that the holder requesting such issuance shall properly endorse the certificate or certificates and shall pay to Humboldt or the Exchange Agent any transfer taxes payable by reason thereof, or of any prior transfer of such surrendered certificate, or establish to the satisfaction of Humboldt or the Exchange Agent that such taxes have been paid or are not payable.

                2.8.4 Any Humboldt Common Stock or cash delivered to the Exchange Agent and not distributed pursuant to this Section 2.8 at the end of nine months from the Effective Time, shall be returned to Humboldt, in which event the Persons entitled thereto shall look only to Humboldt for payment thereof.

                2.8.5 Notwithstanding anything to the contrary set forth in Sections 2.8.2 and 2.8.3 hereof, if any holder of Tehama Common Stock shall be unable to surrender such holder's Tehama Certificates because such Tehama Certificates have been lost or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity undertaking in form and substance and, if required, with surety satisfactory to the Exchange Agent and Humboldt.

                2.8.6 The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Humboldt Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Humboldt Common Stock for the account of the Persons entitled thereto.

                2.8.7 After the Effective Time, there shall be no further registration of transfers of the shares of Tehama Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Tehama Certificates representing such shares of Tehama Common Stock are presented to Humboldt, they shall be canceled and exchanged for Humboldt Common Stock as provided in this Article 2.

        Section 2.9 Board of Directors of Humboldt and Tehama Bank following the Effective Time. At the Effective Time and thereafter through the end of the term for which directors are elected at Humboldt's 2001 annual meeting, the Board of Directors of Humboldt shall total 11 directors of which seven directors shall be existing directors of Humboldt and four directors shall be existing directors of Tehama, provided that such number of directors may be modified during such period by vote of a majority of the seven Humboldt directors and of a majority of the four Tehama directors. Such directors shall be listed on Schedule 2.9 and shall be appointed as directors of Humboldt to serve until the next annual meeting of shareholders of Humboldt and until such successors are elected and qualified. In the event an individual listed on Schedule 2.9 shall not be able to serve as a director at the Effective Time and until the next annual meeting of shareholders of Humboldt, the existing directors of Humboldt or Tehama depending upon which Board of Directors such individual served, shall appoint a replacement. At the Effective Time, the then existing Board of Directors of



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Tehama Bank shall total 16 directors with 14 existing directors of Tehama Bank and two persons to be selected by Humboldt.

        Section 2.10 Management of Humboldt and Tehama Bank following the Effective Time. At the Effective Time, the then existing management of Humboldt shall be the management of the Surviving Corporation and the management of Tehama Bank shall continue as the management of Tehama Bank after the Effective Time.

        Section 2.11 Expenses. Each party will pay their own expenses except that the parties will share the costs identified with preparation of the proxy materials by Bartel Eng Linn & Schroder, including the Registration Statement and printing related expenses, on the basis of 63% Humboldt and 37% Tehama.


               ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF TEHAMA

Tehama represents and warrants to Humboldt as follows:

        Section 3.1 Organization; Corporate Power; Etc. Tehama is a California corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business substantially as it is being conducted on the date of this Agreement. Tehama is a bank holding company registered under the BHCA. Each of Tehama's Subsidiaries has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business substantially as it is being conducted on the date of this Agreement, except where the failure to have such power or authority would not have a Material Adverse Effect on Tehama taken as a whole or the ability of Tehama to consummate the transactions contemplated by this Agreement. Tehama has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining all requisite Regulatory Approvals, Tehama will have the requisite corporate power and authority to perform its respective obligations hereunder with respect to the consummation of the transactions contemplated hereby. Tehama is the sole shareholder of Tehama Bank. Tehama Bank is a California state-chartered banking institution duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business substantially as it is being conducted on the date of this Agreement. Tehama Bank is authorized by the CDFI to conduct a general banking business. Tehama Bank is a member of the Federal Reserve System. Tehama Bank's deposits are insured by the FDIC in the manner and to the full extent provided by law. Tehama Bank maintains and operates branch offices only in the State of California. Neither the scope of business or Tehama, or any Subsidiary of Tehama, including Tehama Bank, nor the location of any of their respective properties, requires that Tehama or any of its respective Subsidiaries be licensed or qualified to conduct business in any jurisdiction other than the state of California, where the failure to be so licensed or qualified would, individually or in the aggregate, have a Material Adverse Effect on Tehama taken as a whole.

        Section 3.2 Licenses and Permits. Except as disclosed on Schedule 3.2, Tehama and its Subsidiaries have all material licenses, certificates, franchises, rights and permits that are necessary for the conduct of their respective businesses, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect on Tehama or on the ability of Tehama to consummate the transactions contemplated by this Agreement. The properties, assets, operations and businesses of Tehama, and those of its Subsidiaries, including Tehama Bank, are and have been maintained and conducted, in all material respects, in compliance with all applicable licenses, certificates, franchises, rights and permits.

        Section 3.3 Subsidiaries. Other than as set forth on Schedule 3.3, there is no corporation, partnership, joint venture or other entity in which Tehama owns, directly or indirectly (except as pledgee pursuant to loans or stock or other interest held as the result of or in lieu of foreclosure pursuant to pledge or other security arrangement) any equity or other voting interest or position.

        Section 3.4 Authorization of Agreement; No Conflicts.

                3.4.1 The execution and delivery of this Agreement and the Merger Agreement by Tehama, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Tehama, subject only to the approval of this Agreement, the Merger Agreement and the Merger by Tehama's shareholders. This Agreement has been duly executed and delivered by Tehama and constitutes a legal, valid and binding obligation of Tehama, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. The Merger Agreement, upon the receipt of all Requisite Regulatory Approvals and the due execution and filing of such Merger Agreement in accordance with the applicable provisions of the California Corporations Code, will constitute a legal, valid and binding obligation of Tehama, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

                3.4.2 Except as disclosed on Schedule 3.4, the execution and delivery of this Agreement and the Merger Agreement, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with, or result in any violation of or default or loss of a material benefit under, any provision of the Articles of Incorporation or Bylaws of Tehama, or except for the necessity of obtaining Requisite Regulatory Approvals, and the approval of the shareholders of Tehama, any material mortgage, indenture, lease, agreement or other material instrument or any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Tehama or any of its assets or properties, other than any such conflict, violation, default or loss which (i) will not have a Material Adverse Effect on Tehama, or on Humboldt immediately following consummation of the Merger; or (ii) will be cured or waived prior to the Effective Time. No material consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required in connection with the execution and delivery of this Agreement or the Merger Agreement by Tehama or the performance by Tehama of its obligations hereunder and thereunder, except for (a) filings required in order to obtain the Requisite Regulatory Approvals; (b) the filing and approval of the Merger Agreement with the Secretary of the State of California; and (c) Tax Filings.

        Section 3.5 Capital Structure. The authorized capital stock of Tehama consists of 4,000,0000 shares of Tehama Common Stock, no par value per share and 2,000,000 shares of preferred stock. On the date of this Agreement, 1,896,140 shares of Tehama Common Stock were outstanding, no shares of preferred stock were outstanding and 241,627 shares of Tehama Common Stock were reserved for issuance pursuant to outstanding Tehama Stock Options under the Tehama Stock Option Plans. All outstanding shares of Tehama Common Stock are validly issued, fully paid and nonassessable and do not possess any preemptive rights and were not issued in violation of any preemptive rights or any similar rights of any Person. Except for the Tehama Stock Options and Tehama's obligations under the Shareholder Protection Rights Plan, both described on Schedule 3.5 to this Agreement, Tehama does not have outstanding any options, warrants, calls, rights, commitments, securities or agreements of any character to which Tehama is a party or by which it is bound obligating Tehama to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Tehama or obligating Tehama to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

        Section 3.6 Tehama Filings.

                3.6.1 Since January 1, 1997, Tehama and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with
(a) the Federal Reserve Board or any Federal Reserve Bank; (b) the CDFI; (c) the FDIC; (d) the SEC; (e) the California Department of Corporations; and (f) any other applicable federal, state or local governmental or regulatory authority. All such reports, registrations and filings, and all reports sent to Tehama's shareholders during the three-year period ended December 31, 1999 (whether or not filed with any Regulatory Authority), are collectively referred to as the "Tehama Filings. Except to the extent prohibited by law, copies of the Tehama Filings have been made available to Humboldt. As of their respective filing or mailing dates, each of the past Tehama Filings (a) was true and complete in all material respects (or was amended so as to be so promptly following discovery of any discrepancy); and (b) complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the governmental or regulatory authority with which it was filed (or was amended so as to be so promptly following discovery of any such noncompliance) and none contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Tehama Financial Statements, together with the financial statements contained in the Tehama Filings, have been prepared in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present (subject, in the case of the unaudited statements, to recurring adjustments normal in



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nature and amount) the financial position of Tehama as of the dates thereof and the results of its operations, cash flows and changes in shareholders' equity for the periods then ended.

                3.6.2 Tehama, or Tehama Bank, as the case may be, has filed each report, schedule and amendments to each of the foregoing since January 1, 1997 that Tehama or Tehama Bank was required to file with the Federal Reserve Board, the SEC, the FDIC, the California Department of Corporations or the CDFI (the "Tehama Documents"), all of which have been made available to Humboldt. As of their respective dates, the Tehama Documents complied in all material respects with the applicable requirements of the BHCA, the Exchange Act, the Federal Deposit Insurance Act and the California Financial Code, as the case may be, and the rules and regulations of the Federal Reserve Board, the FDIC, the SEC, the California Department of Corporations and the CDFI thereunder applicable to such Tehama Documents, and none of the Tehama Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Tehama included in the Tehama Filings comply in all material respects with applicable regulatory accounting requirements and with the published rules and regulations of the Federal Reserve Board, the FDIC, the SEC or the CDFI (as applicable) with respect thereto, and have been prepared in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by regulations of the Federal Reserve Board, the FDIC or the CDFI) and fairly present (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount) the financial position of Tehama as of the dates thereof and the consolidated results of its operations and cash flows or changes in financial position for the periods then ended.

        Section 3.7 Accuracy of Information Supplied.

                3.7.1 No representation or warranty of Tehama contained herein or any statement, schedule, exhibit or certificate given or to be given by or on behalf of Tehama or any of its Subsidiaries, including Tehama Bank, to Humboldt in connection herewith and none of the information supplied or to be supplied by Tehama or its Subsidiaries, including Tehama Bank, to Humboldt hereunder to the best of Tehama's Knowledge contains or will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                3.7.2 None of the information supplied or to be supplied by Tehama or relating to Tehama and approved by Tehama which is included or incorporated by reference in (i) the Registration Statement on Form S-4 to be filed with the SEC by Humboldt in connection with the issuance of shares of Humboldt Common Stock in the Merger (including the Joint Proxy Statement of Humboldt and Tehama and the Prospectus of Humboldt ("Joint Proxy Statement/Prospectus") constituting a part thereof, the "Registration Statement") will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit



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to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at all times from the date of mailing to shareholders of Tehama through the date of the meeting of shareholders of Tehama to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) the applications and forms to be filed with securities or "blue sky" authorities, self regulatory authorities, or any Governmental Entity in connection with the Merger, the issuance of any shares of Humboldt Common Stock in connection with the Merger, or any Requisite Regulatory Approvals will, at the time filed or at the time they become effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus (except for such portions thereof that relate only to Humboldt and its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

                3.7.3 Tehama has delivered or will deliver to Humboldt copies of: (a) the audited balance sheets of Tehama Bank as of December 31, 1999, 1998 and 1997 and the related statements of income, changes in shareholders' equity and cash flows for the years then ended and the related notes to such financial statements, all as audited by Perry-Smith LLP, independent public accountants (the "Tehama Financial Statements"), and Tehama will hereafter until the Closing Date deliver to Humboldt copies of additional financial statements of Tehama and its Subsidiaries as provided in Sections 5.1.1(iii) and 6.1.11(iii). The Tehama Financial Statements have been prepared (and all of said additional financial statements will be prepared) in accordance with GAAP, or applicable regulatory accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) consistently followed throughout the periods covered by such statements, and present (and, when prepared, will present) fairly the financial position of Tehama and its Subsidiaries, including Tehama Bank, as of the respective dates indicated and the results of operations, cash flows and changes in shareholders' equity at the respective dates and for the respective periods covered by such financial statements (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount). In addition, Tehama has delivered or made available to Humboldt copies of all management or other letters delivered to Tehama or Tehama Bank by its independent accountants in connection with any of the Tehama Financial Statements or by such accountants or any consultant regarding the internal controls or internal compliance procedures and systems of Tehama or Tehama Bank issued at any time since January 1, 1997, and will make available for inspection by Humboldt or its representatives, at such times and places as Humboldt may reasonably request, reports and working papers produced or developed by such accountants or consultants.

        Section 3.8 Compliance with Applicable Laws. Except as disclosed on
Schedule 3.8, to the best of Tehama's Knowledge the respective businesses of Tehama and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation, except for violations which individually



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

or in the aggregate would not have a Material Adverse Effect on Tehama, or Humboldt at or following the Effective Time. Except as set forth in Schedule 3.8, to the Knowledge of Tehama no investigation or review by any Governmental Entity with respect to Tehama or Tehama Bank is pending or threatened, nor has any Governmental Entity indicated to Tehama or Tehama Bank an intention to conduct the same.

        Section 3.9 Litigation. Except as set forth in Schedule 3.9, to the Knowledge of Tehama there is no suit, action or proceeding or investigation pending or threatened against or affecting Tehama or any of its Subsidiaries which, if adversely determined, would have a Material Adverse Effect on Tehama or its Subsidiaries; nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Tehama or any of its Subsidiaries that has, or which, insofar as reasonably can be foreseen, in the future would have, any such Material Adverse Effect. Schedule 3.9 contains a true, correct and complete list, including identification of the applicable insurance policy covering such litigation, if any, subject to reservation of rights, if any, the applicable deductible and the amount of any reserve therefor, of all pending litigation in which Tehama or any of its Subsidiaries is a named party of which Tehama has Knowledge, and except as disclosed on Schedule 3.9, all of the litigation shown on such Schedule is adequately covered by insurance in force, except for applicable deductibles, or has been adequately reserved for in accordance with Tehama's prior business practices.

        Section 3.10 Agreements with Banking Authorities. Neither Tehama nor any Subsidiary of Tehama is a party to any written agreement or memorandum of understanding with, or order or directive from, any Governmental Entity.

        Section 3.11 Insurance. Tehama and its Subsidiaries have in full force and effect policies of insurance with respect to their assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customarily appropriate for their businesses, operations, properties and assets. Schedule 3.11 contains a list of all policies of insurance and bonds carried and owned by Tehama or any Subsidiary. None of Tehama or any of its Subsidiaries is in default under any such policy of insurance or bond such that it can be canceled and all material current claims outstanding thereunder have been filed in timely fashion. Tehama and its Subsidiaries have filed claims with, or given notice of claim to, their insurers or bonding companies in timely fashion with respect to all material matters and occurrences for which they believe they have coverage.

        Section 3.12 Title to Assets other than Real Property. Each of Tehama and its respective Subsidiaries has good and marketable title to or a valid leasehold interest in all properties and assets (other than real property which is the subject to Section 3.13), it owns or leases, free and clear of all mortgages, covenants, conditions, restrictions, easements, liens, security interests, charges, claims, assessments and encumbrances, except for: (a) rights of lessors, lessees or sublessees in such matters as are reflected in a written lease; (b) encumbrances as set forth in the Tehama Financial Statements; (c) current Taxes (including assessments collected with Taxes) not yet due which have been fully reserved for; (d) encumbrances, if any, that are not substantial in character, amount or extent and do not detract materially from the value, or interfere with present use, or the ability of Tehama or its



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Subsidiary to sell or otherwise dispose of the property subject thereto or affected thereby; and (e) other matters as described in Schedule 3.12. Materially all such properties and assets are, and require only routine maintenance to keep them, in good working condition, normal wear and tear excepted.

        Section 3.13 Real Property. Schedule 3.13 is an accurate list and general description of all real property owned or leased by Tehama or any of its Subsidiaries, including Other Real Estate Owned ("OREO"). Each of Tehama and its respective Subsidiaries has good and marketable title to the real properties that it owns, as described in such Schedule, free and clear of all mortgages, covenants, conditions, restrictions, easements, liens, security interests, charges, claims, assessments and encumbrances, except for (a) rights of lessors, lessees or sublessees in such matters as are reflected in a written lease; (b) current Taxes (including assessments collected with Taxes) not yet due and payable; (c) encumbrances, if any, that are not substantial in character, amount or extent and do not materially detract from the value, or interfere with present use, or the ability of Tehama to dispose, of Tehama's interest in the property subject thereto or affected thereby; and (d) other matters as described in Schedule 3.13. Tehama and its Subsidiaries have valid leasehold interests in the leaseholds they respectively hold, free and clear of all mortgages, liens, security interests, charges, claims, assessments and encumbrances, except for
(a) claims of lessors, co-lessees or sublessees in such matters as are reflected in a written lease; (b) title exceptions affecting the fee estate of the lessor under such leases; and (c) other matters as described in Schedule 3.13. To the best of Tehama's Knowledge, the activities of Tehama and its Subsidiaries with respect to all real property owned or leased by them for use in connection with their operations are in all material respects permitted and authorized by applicable zoning laws, ordinances and regulations and all laws and regulations of any Governmental Entity. Except as set forth in Schedule 3.13, Tehama and its Subsidiaries enjoy quiet possession under all material leases to which they are the lessees and all of such leases are valid and in full force and effect, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Materially all buildings and improvements on real properties owned or leased by Tehama or any of its Subsidiaries are in good condition and repair, and do not require more than normal and routine maintenance, to keep them in such condition, normal wear and tear excepted.

        Section 3.14 Taxes.

                3.14.1 Filing of Returns. Except as set forth on Schedule 3.14.1, Tehama and its Subsidiaries have duly prepared and filed or caused to be duly prepared and filed all federal, state, and local Returns (for Tax or informational purposes) which were required to be filed by or in respect of Tehama and its Subsidiaries, or any of their properties, income and/or operations on or prior to the Closing Date. As of the time they were filed, the foregoing Returns accurately reflected the material facts regarding the income, business, assets, operations, activities, status, and any other information required to be shown thereon. Except as set forth on Schedule 3.14.1, no extension of time within which Tehama or any of its Subsidiaries may file any Return is currently in force.



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                3.14.2 Payment of Taxes. Except as disclosed on Schedule 3.14.2 with respect to all amounts in respect of Taxes imposed on Tehama or any Subsidiary or for which Tehama or any Subsidiary is or could be liable, whether to taxing authorities (as, for example, under law) or to other Persons (as, for example, under Tax allocation agreements), with respect to all taxable periods or portions of periods ending on or before the Closing Date, all applicable tax laws and agreements have been or will be fully complied with in all material respects, and all such amounts required to be paid by or on behalf of Tehama or any Subsidiary to taxing authorities or others on or before the date hereof have been paid.

                3.14.3 Audit History. Except as disclosed on Schedule 3.14.3, there is no review or audit by any taxing authority of any Tax liability of Tehama or any Subsidiary currently in progress of which Tehama has Knowledge. Except as disclosed on Schedule 3.14.3, Tehama and its Subsidiaries have not received any written notices within the three years preceding the Closing Date of any pending or threatened audit, by the Internal Revenue Service or any state, local or foreign agency, for any Returns or Tax liability of Tehama or any Subsidiary for any period. Tehama and its Subsidiaries currently have no unpaid deficiencies assessed by the Internal Revenue Service or any state, local or foreign taxing authority arising out of any examination of any of the Returns of Tehama or any Subsidiaries filed for fiscal years ended on or after December 31, 1995 through the Closing Date, nor to the Knowledge of Tehama is there reason to believe that any material deficiency will be assessed.

                3.14.4 Statute of Limitations. Except as disclosed on Schedule 3.14.4, no agreements are in force or are currently being negotiated by or on behalf of Tehama or any Subsidiaries for any waiver or for the extension of any statute of limitations governing the time of assessments or collection of any Tax. No closing agreements or compromises concerning Taxes of Tehama or any Subsidiaries are currently pending.

                3.14.5 Withholding Obligations. Except as set forth on Schedule 3.14.5, Tehama and its Subsidiaries have withheld from each payment made to any of their respective officers, directors and employees, the amount of all applicable Taxes, including, but not limited to, income tax, social security contributions, unemployment contributions, backup withholding and other deductions required to be withheld therefrom by any Tax law and have paid the same to the proper taxing authorities within the time required under any applicable Tax law.

                3.14.6 Tax Liens. There are no Tax liens, whether imposed by any federal, state, local or foreign taxing authority, outstanding against any assets owned by Tehama or its Subsidiaries, except for liens for Taxes that are not yet due and payable.

                3.14.7 Tax Reserves. Tehama and its Subsidiaries have made full and adequate provision and reserve for all federal, state, local or foreign Taxes for the current period for which Tax and information returns are not yet required to be filed. The Tehama Financial Statements contain fair and sufficient accruals for the payment of all Taxes for the periods covered by the Tehama Financial Statements and all periods prior thereto.



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

                3.14.8 IRC Section 382 Applicability. None of Tehama or any of its Subsidiaries, including any party joining in any consolidated return to which Tehama is a member, underwent an "ownership change" as defined in IRC
Section 382(g) within the "testing period" (as defined in IRC Section 382) ending immediately before the Effective Time, and not taking into account any transactions contemplated by this Agreement.

                3.14.9 Disclosure Information. Within 45 days of the date of this Agreement, Tehama will deliver to Humboldt Schedule 3.14.9 setting forth the following information with respect to Tehama and as of the most recent practicable date (as well as on an estimated pro forma basis as of the Closing giving effect to the consummation of the transactions contemplated hereby): (a) Tehama's basis in its assets; (b) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to Tehama; and (c) the amount of any deferred gain or loss allocable to Tehama and arising out of any deferred intercompany transactions.

        Section 3.15 Performance of Obligations. Tehama and its Subsidiaries have performed all material obligations required to be performed by them to date and none of Tehama or any of its Subsidiaries is in material default under or in breach of any term or provision of any covenant, contract, lease, indenture or any other agreement, written or oral, to which any is a party, is subject or is otherwise bound, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such a default or breach, where such default or breach or failure to perform would have a Material Adverse Effect on Tehama or its Subsidiaries. To Tehama's Knowledge, and except as disclosed on Schedule 3.15 or in the portion of Schedule 3.16 that identifies 90-day past due or classified or nonaccrual loans, no party with whom Tehama or any of its Subsidiaries has an agreement that is of material importance to the businesses of Tehama or its Subsidiaries is in default thereunder.

        Section 3.16 Loans and Investments. Except as set forth on Schedule 3.16, all loans, leases and other extensions of credit, and guaranties, security agreements or other agreements supporting any loans or extensions of credit, and investments of Tehama or its Subsidiaries, including Tehama Bank, are, and constitute, in all material respects, the legal, valid and binding obligations of the parties thereto and are enforceable against such parties in accordance with their terms, except as the enforceability thereof may be limited by applicable law and otherwise by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as described on Schedule 3.16, as of July 31, 2000, no loans or investments held by Tehama or any Subsidiary, including Tehama Bank are: (i) more than ninety days past due with respect to any scheduled payment of principal or interest, other than loans on a nonaccrual status; (ii) classified as "loss," "doubtful," "substandard" or "specially mentioned" by Tehama Bank or any banking regulators; or (iii) on a nonaccrual status in accordance with Tehama Bank's loan review procedures. Except as set forth on Schedule 3.16, none of such assets (other than loans) are subject to any restrictions, contractual, statutory or other, that would materially impair the ability of the entity holding such investment to dispose freely of any such assets at any time, except restrictions on the public distribution or transfer of any such investments under the Securities Act and the



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regulations thereunder or state securities laws and pledges or security interests given in connection with government deposits. All loans, leases or other extensions of credit outstanding, or commitments to make any loans, leases or other extensions of credit made by Tehama or Tehama Bank to any Affiliates of Tehama or Tehama Bank are disclosed on Schedule 3.16. For outstanding loans or extensions of credit where the original principal amounts are in excess of $50,000 and which by their terms are either secured by collateral or supported by a guaranty or similar obligation, the security interests have been duly perfected in all material respects and have the priority they purport to have in all material respects, other than by operation of law, and, in the case of each guaranty or similar obligation, each has been duly executed and delivered to Tehama or any Subsidiary, including Tehama Bank, and to Tehama's Knowledge, is still in full force and effect.

        Section 3.17 Brokers and Finders. Except as set forth on Schedule 3.17, none of Tehama or any of its Subsidiaries is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement, the Merger Agreement, nor the consummation of the transactions provided for herein or therein, will result in any liability to any broker or finder. Tehama agrees to indemnify and hold harmless Humboldt and its affiliates, and to defend with counsel selected by Humboldt and reasonably satisfactory to Tehama, from and against any liability, cost or expense, including attorneys' fees, incurred in connection with a breach of this Section 3.17.

        Section 3.18 Material Contracts. Schedule 3.18 to this Agreement contains a complete and accurate written list of all material agreements, obligations or understandings, written and oral, to which Tehama or any Subsidiary is a party as of the date of this Agreement, except for loans and other extensions of credit made by Tehama or Tehama Bank in the ordinary course of its business and those items specifically disclosed in the Tehama Financial Statements.

        Section 3.19 Absence of Material Adverse Effect. Since January 1, 2000, the respective businesses of Tehama and its Subsidiaries, including Tehama Bank, have been conducted only in the ordinary course, in the same manner as theretofore conducted, and no event or circumstance has occurred or is expected to occur which to Tehama's Knowledge has had or which, with the passage of time or otherwise, could reasonably be expected to have a Material Adverse Effect on Tehama.

        Section 3.20 Undisclosed Liabilities. Except as disclosed on Schedule 3.20, none of Tehama or any of its Subsidiaries to Tehama's Knowledge has any liabilities or obligations, either accrued, contingent or otherwise, that are material to Tehama and its Subsidiaries and that have not been: (a) reflected or disclosed in the Tehama Financial Statements; or (b) incurred subsequent to December 31, 1999 in the ordinary course of business. Tehama has no Knowledge of any basis for the assertion against Tehama, or any of its Subsidiaries, of any liability, obligation or claim (including without limitation that of any Governmental Entity) that will have or cause, or could reasonably be expected to have or cause, a Material Adverse Effect on Tehama that is not fully and fairly reflected and disclosed in the Tehama Financial Statements or on Schedule 3.20.



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        Section 3.21 Employees; Employee Benefit Plans; ERISA.

                3.21.1 All material obligations of Tehama or its Subsidiaries for payment to trusts or other funds or to any Governmental Entity or to any individual, director, officer, employee or agent (or his or her heirs, legatees or legal representatives) with respect to unemployment compensation benefits, profit-sharing, pension or retirement benefits or social security benefits, whether arising by operation of law, by contract or by past custom, have been properly accrued for the periods covered thereby on the Tehama Financial Statements and paid when due. All material obligations of Tehama or its Subsidiaries, whether arising by operation of law, by contract or by past custom for vacation or holiday pay, bonuses and other forms of compensation which are payable to their respective directors, officers, employees or agents have been properly accrued on the Tehama Financial Statements for the periods covered thereby and paid when due. Except as set forth on Schedule 3.21.1, there are no unfair labor practice complaints, strikes, slowdowns, stoppages or other controversies pending or, to the Knowledge of Tehama, attempts to unionize or controversies threatened between Tehama or any Subsidiary or Affiliate and or relating to, any of their employees that are likely to have a Material Adverse Effect on Tehama and its Subsidiaries, taken as a whole. None of Tehama or any Subsidiary is a party to any collective bargaining agreement with respect to any of their employees and, except as set forth on Schedule 3.21.1, none of Tehama or any Subsidiary is a party to a written employment contract with any of their respective employees and there are no understandings with respect to the employment of any officer or employee of Tehama or any Subsidiary which are not terminable by Tehama or such Subsidiary without liability on not more than thirty (30) days' notice. Except as disclosed in the Tehama Financial Statements for the periods covered thereby, all material sums due for employee compensation have been paid and all employer contributions for employee benefits, including deferred compensation obligations, and all material benefit obligations under any Employee Plan (as defined in Section 3.21.3 hereof) or any Benefit Arrangement (as defined in Section 3.21.4 hereof) have been duly and adequately paid or provided for in accordance with plan documents. Except as set forth on
Schedule 3.21.1, no director, officer or employee of Tehama or any Subsidiary is entitled to receive any payment of any amount under any existing agreement, severance plan or other benefit plan as a result of the consummation of any transaction contemplated by this Agreement or the Merger Agreement. To Tehama's Knowledge, Tehama and its Subsidiaries have materially complied with all applicable federal and state statutes and regulations which govern workers' compensation, equal employment opportunity and equal pay, including, but not limited to, all civil rights laws, Presidential Executive Order 11246, the Fair Labor Standards Act of 1938, as amended, and the Americans with Disabilities Act.

               3.21.2 Tehama has delivered as Schedule 3.21.2 a complete list of:

                        (a) All current employees of Tehama or any of its Subsidiaries together with each employee's tenure with Tehama or such Subsidiary, title or job classification, and the current annual rate of compensation anticipated to be paid to each such employee; and

                        (b) All Employee Plans and Benefit Arrangements, including all plans or practices providing for current compensation or accruals for active Employees, including, but not



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limited to, all employee benefit plans, all pension, profit-sharing, retirement, bonus, stock option, incentive, deferred compensation, severance, long-term disability, medical, dental, health, hospitalization, life insurance or other insurance plans or related benefits.

                3.21.3 Except as disclosed on Schedule 3.21.3, none of Tehama or any of its Subsidiaries maintains, administers or otherwise contributes to any "employee benefit plan," as defined in Section 3(3) of ERISA, which is subject to any provisions of ERISA and covers any employee, whether active or retired, of Tehama or any of its Subsidiaries (any such plan being herein referred to as an "Employee Plan"). True and complete copies of each such Employee Plan, including amendments thereto, have been previously delivered or made available to Humboldt, together with (i) all agreements regarding plan assets with respect to such Employee Plans, (ii) a true and complete copy of the annual reports for the most recent three years (Form 5500 Series including, if applicable, Schedules A and B thereto) prepared in connection with any such Employee Plan,
(iii) a true and complete copy of the actuarial valuation reports for the most recent three years, if any, prepared in connection with any such Employee Plan covering any active employee of Tehama or its Subsidiaries, (iv) a copy of the most recent summary plan description of each such Employee Plan, together with any modifications thereto, and (v) a copy of the most recent favorable determination letter (if applicable) from the Internal Revenue Service for each Employee Plan. Except as disclosed on Schedule 3.21.3 none of the Employee Plans is a "multiemployer plan" as defined in Section 3(37) of ERISA or a "multiple employer plan" as covered in Section 412(c) of the IRC, and none of Tehama or any of its Subsidiaries has been obligated to make a contribution to any such multiemployer or multiple employer plan within the past five years. None of the Employee Plans of Tehama or any of its Subsidiaries is, or for the last five years has been, subject to Title IV of ERISA. Each Employee Plan which is intended to be qualified under Section 401(a) of the IRC is so qualified and each trust maintained pursuant thereto is exempt from income tax under Section 501(a) of the IRC, and none of Tehama or any of its Subsidiaries is aware of any fact which has occurred which would cause the loss of such qualification or exemption.

                3.21.4 Except as disclosed in Schedule 3.21.4, none of Tehama or any of its Subsidiaries maintains (other than base salary and base wages) any form of current or deferred compensation, bonus, stock option, stock appreciation right, severance pay, salary continuation, retirement or incentive plan or arrangement for the benefit of any director, officer or employee, whether active or retired, of Tehama or any of its Subsidiaries or for any class or classes of such directors, officers or employees. Except as disclosed in
Schedule 3.21.4, none of Tehama or any of its Subsidiaries maintains any group or individual health insurance, welfare or similar plan or arrangement for the benefit of any director, officer or employee of Tehama or any of its Subsidiaries, whether active or retired, or for any class or classes of such directors, officers or employees. Any such plan or arrangement described in this
Section 3.21.4, copies of which have been delivered or made available to Humboldt, shall be herein referred to as a "Benefit Arrangement."

                3.21.5 All Employee Plans and Benefit Arrangements are operated in material compliance with the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, including but not limited to ERISA and the



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IRC, applicable to such plans or arrangements, and plan documents relating to any such plans or arrangements, materially comply with or will be amended to materially comply with applicable legal requirements. None of Tehama or any of its Subsidiaries, nor any Employee Plan, nor any trusts created thereunder, nor any trustee, administrator nor any other fiduciary thereof, has engaged in a "prohibited transaction," as defined in Section 406 of ERISA and Section 4975 of the IRC, that could subject Tehama or any of its Subsidiaries or Humboldt to liability under Section 409 or 502(i) of ERISA or Section 4975 of the IRC or that would adversely affect the qualified status of such plans; each "plan official" within the meaning of Section 412 of ERISA of each Employee Plan is bonded to the extent required by such Section 412; with respect to each Employee Plan, to Tehama's Knowledge, no employee of Tehama or any Subsidiary, nor any fiduciary of any Employee Plan, has engaged in any breach of fiduciary duty as defined in Part 4 of Subtitle B of Title I of ERISA which could subject Tehama or any of its Subsidiaries to liability if Tehama or any such Subsidiary is obligated to indemnify such Person against liability. Except as disclosed in
Schedule 3.21.5, Tehama and its Subsidiaries have not failed to make any material contribution or pay any amount due and owing as required by law or the terms of any Employee Plan or Benefit Arrangement.

                3.21.6 Except as set forth on Schedule 3.21.6, no Employee Plan or Benefit Arrangement has any material liability of any nature, accrued or contingent, including, without limitation, liabilities for federal, state, local or foreign taxes, interest or penalty other than liability for claims arising in the course of the administration of each such Employee Plan. Except as set forth on Schedule 3.21.6, to Tehama's Knowledge there is no pending or threatened legal action, proceeding or investigation against any Employee Plan which could result in material liability to such Employee Plan, other than routine claims for benefits, and there is no basis for any such legal action, proceeding or investigation.

                3.21.7 Each Benefit Arrangement which is a group health plan (within the meaning of such term under IRC Section 4980B(g)(2)) materially complies and has materially complied with the requirements of Section 601 through 608 of ERISA or Section 4980B of the IRC governing continuation coverage requirements for employee-provided group health plans.

                3.21.8 Except as disclosed in Schedule 3.21.8, none of Tehama or any of its Subsidiaries maintains any Employee Plan or Benefit Arrangement pursuant to which any benefit or other payment will be required to be made by Tehama or any of its Subsidiaries or Affiliates or pursuant to which any other benefit will accrue or vest in any director, officer or employee of Tehama or any Subsidiary or Affiliate thereof, in either case as a result of the consummation of the transactions contemplated by this Agreement or the Merger Agreement.

        Section 3.22 Powers of Attorney. No power of attorney or similar authorization given by Tehama or any Subsidiary thereof is presently in effect or outstanding other than powers of attorney given in the ordinary course of business with respect to routine matters.



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        Section 3.23 Hazardous Materials. Except as set forth on Schedule 3.23:

                3.23.1 Except for ordinary and necessary quantities of cleaning, pest control and office supplies, and other small quantities of Hazardous Substances that are used in the ordinary course of the respective businesses of Tehama and its Subsidiaries and in compliance with applicable Environmental Laws, or ordinary rubbish, debris and nonhazardous solid waste stored in garbage cans or bins for regular disposal off-site, or petroleum contained in and de minimus quantities discharged from motor vehicles in their ordinary operation on any of the Tehama Properties (as defined below), Tehama and its Subsidiaries have not engaged in the generation, use, manufacture, treatment, transportation, storage (in tanks or otherwise), or the disposal, of Hazardous Substances other than as permitted by and only in compliance with applicable law. To Tehama's Knowledge, no material amount of Hazardous Substances have been released, emitted or disposed of, or otherwise deposited, on, in or from any real property which is now or has been previously owned since January 1, 1997, or which is currently or during the past three years was leased, by Tehama or any of its Subsidiaries, including OREO (collectively, the "Tehama Properties"), or to Tehama's Knowledge, on or in any real property in which Tehama or any of its Subsidiaries now holds any security interest, mortgage or other lien or interest with an underlying obligation in excess of $25,000 ("Tehama Collateralizing Real Estate"), except for (i) matters disclosed on Schedule 3.23; (ii) ordinary and necessary quantities of cleaning, pest control and office supplies used and stored in compliance with applicable Environmental Laws, or ordinary rubbish, debris and nonhazardous solid waste stored in garbage cans or bins for regular disposal off-site, or petroleum contained in, and de minimus quantities discharged from, motor vehicles in their ordinary operation on such Tehama Properties; and (iii) such releases, emissions, disposals or deposits which constituted a violation of an Environmental Law but did not have a Material Adverse Effect on the Tehama Property involved and would not result in the incurrence or imposition of any liability, expense, penalty or fine against Tehama or any of its Subsidiaries in excess of $25,000 individually or in the aggregate. To Tehama's Knowledge, no activity has been undertaken on any of the Tehama Properties since January l, 1997, and to the Knowledge of Tehama no activities have been or are being undertaken on any of the Tehama Collateralizing Real Estate, that would cause or contribute to:

                        (a) any of the Tehama Properties or Tehama
Collateralizing Real Estate becoming a treatment, storage or disposal facility within the meaning of RCRA or any similar state law or local ordinance;

                        (b) a release or threatened release of any Hazardous Substances under circumstances which would violate any Environmental Laws; or

                        (c) the discharge of Hazardous Substances into any soil, subsurface water or ground water or into the air, or the dredging or filling of any waters, that would require a permit or any other approval under the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, as amended, 42 U.S.C. Section 7401 et seq., or any similar federal or state law or local ordinance; the cumulative effect of which would have a material adverse effect on the Tehama Property or Tehama Collateralizing Real Estate involved.



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                3.23.2 To Tehama's Knowledge, there are not, and never have been, any underground storage tanks located in or under any of the Tehama Properties or the Tehama Collateralizing Real Estate.

                3.23.3 None of Tehama or any of its Subsidiaries has received any written notice of, and to Tehama's Knowledge none has received any verbal notice of, any pending or threatened claims, investigations, administrative proceedings, litigation, regulatory hearings or requests or demands for remedial or responsive actions or for compensation, with respect to any of the Tehama Properties or Tehama Collateralizing Real Estate, alleging noncompliance with or violation of any Environmental Law or seeking relief under any Environmental Law and none of the Tehama Properties or Tehama Collateralizing Real Estate is listed on the United States Environmental Protection Agency's National Priorities List of Hazardous Waste Sites, or, to Tehama's Knowledge any other list, schedule, log, inventory or record of hazardous waste sites maintained by any federal, state or local agency.

                3.23.4 "Hazardous Substances" shall mean any hazardous, toxic or infectious substance, material, gas or waste which is regulated by any local, state or federal Governmental Entity, or any of their agencies.

        Section 3.24 Stock Options. Schedule 3.5 to this Agreement contains a description of the Tehama Stock Option Plans and list of all Tehama Stock Options outstanding, indicating for each: (a) the grant date; (b) whether vested or unvested; (c) exercise price; and (d) a vesting schedule by optionee.

        Section 3.25 Effective Date of Representations, Warranties, Covenants and Agreements. Each representation, warranty, covenant and agreement of Tehama set forth in this Agreement shall be deemed to be made on and as of the date hereof and as of the Effective Time.


        ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF HUMBOLDT

        Humboldt represents and warrants to Tehama that:

        Section 4.1 Organization; Corporate Power; Etc. Humboldt is a California corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business substantially as it is being conducted on the date of this Agreement. Humboldt is a bank holding company registered under the BHCA. Each of Humboldt's Subsidiaries has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business substantially as it is being conducted on the date of this Agreement, except where the failure to have such power or authority would not have a Material Adverse Effect on Humboldt taken as a whole or the ability of Humboldt to consummate the transactions contemplated by this Agreement. Humboldt has all requisite corporate power and authority to enter into this Agreement and, subject



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to obtaining all Requisite Regulatory Approvals, Humboldt will have the requisite corporate power and authority to perform its respective obligations hereunder with respect to the consummation of the transactions contemplated hereby. Humboldt is the sole shareholder of Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan. Humboldt Bank and Capitol Valley Bank are California state-chartered banking institutions duly organized, validly existing and in good standing under the laws of the State of California and each has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business substantially as it is being conducted on the date of this Agreement. Humboldt Bank and Capitol Valley Bank are authorized by the CDFI to conduct general banking businesses. Humboldt Bank is not a member of the Federal Reserve System and Capitol Valley Bank is not a member of the Federal Reserve System. Both Humboldt Bank's and Capitol Valley Bank's deposits are insured by the FDIC in the manner and to the full extent provided by law. Humboldt Bank and Capitol Valley Bank each maintains and operates branch offices only in the State of California. Capitol Thrift & Loan is a California state-chartered industrial loan company duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business substantially as it is being conducted on the date of this Agreement. Capitol Thrift & Loan is authorized by the CDFI to conduct a general industrial loan business. Capitol Thrift & Loan is not a member of the Federal Reserve System. Capitol Thrift & Loan's deposits are insured by the FDIC in the manner and to the full extent provided by law. Capitol Thrift & Loan maintains and operates branch offices only in the State of California. Neither the scope of business of Humboldt or any Subsidiary, nor the location of any of their respective properties, requires that Humboldt or any of its respective Subsidiaries be licensed to conduct business in any jurisdiction other than those jurisdictions in which they are licensed or qualified to do business as a foreign corporation, where the failure to be so licensed or qualified would, individually or in the aggregate, have a Material Adverse Effect on Humboldt taken as a whole.

        Section 4.2 Licenses and Permits. Except as disclosed on Schedule 4.2, Humboldt and its Subsidiaries have all material licenses, certificates, franchises, rights and permits that are necessary for the conduct of their respective businesses, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect on Humboldt taken as a whole, or on the ability of Humboldt to consummate the transactions contemplated by this Agreement. The properties, assets, operations and businesses of Humboldt and those of its Subsidiaries, are and have been maintained and conducted, in all material respects, in compliance with all applicable licenses, certificates, franchises, rights and permits.

        Section 4.3 Subsidiaries. Other than as set forth on Schedule 4.3, there is no corporation, partnership, joint venture or other entity in which Humboldt owns, directly or indirectly (except as pledgee pursuant to loans or stock or other interest held as the result of or in lieu of foreclosure pursuant to pledge or other security arrangement) any equity or other voting interest or position.



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        Section 4.4 Authorization of Agreement; No Conflicts.

                4.4.1 The execution and delivery of this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Humboldt, subject only to the approval of this Agreement and the Merger Agreement by Humboldt's shareholders. This Agreement has been duly executed and delivered by Humboldt and constitutes a legal, valid and binding obligation of Humboldt, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. The Merger Agreement, upon the receipt of all Requisite Regulatory Approvals and the due execution and filing of such Merger Agreement in accordance with the applicable provisions of the California Corporations Code, will constitute a legal, valid and binding obligation of Humboldt, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally or by general equitable principles.

                4.4.2 Except as discussed on Schedule 4.4, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not and will not conflict with, or result in any violation of or default or loss of a material benefit under, any provision of the Articles of Incorporation or Bylaws of Humboldt, or except for the necessity of obtaining the Requisite Regulatory Approvals, and the approval of the shareholders of Humboldt, any material mortgage, indenture, lease, agreement or other material instrument, or any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Humboldt or any of its assets or properties or any of its Subsidiaries, other than any such conflict, violation, default or loss which (i) will not have a Material Adverse Effect on Humboldt taken as a whole; or (ii) will be cured or waived prior to the Effective Time. No material consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required in connection with the execution and delivery of this Agreement by Humboldt or the performance by Humboldt of its obligations hereunder, except for (a) filings required in order to obtain Requisite Regulatory Approvals; (b) the filing of the Registration Statement (including the Joint Proxy Statement/Prospectus constituting a part thereof) with the SEC relating to the Merger and the declaration of effectiveness of the Registration Statement by the SEC and any applicable state securities law regulatory authorities; (c) the filing and approval of the Merger Agreement with the Secretary of the State of California; (d) any approvals required to be obtained pursuant to the BHCA or the Federal Deposit Insurance Act or any other required governmental approval for the execution and delivery of this Agreement by Humboldt or the consummation of the Merger; and (e) any consents, authorizations, approvals, filings or exemptions required to be made or obtained under the securities or "blue sky" laws of various jurisdictions in connection with the issuance of shares of Humboldt Common Stock contemplated by this Agreement.

        Section 4.5 Capital Structure of Humboldt. The authorized capital stock of Humboldt consists of 50,000,000 shares of Humboldt Common Stock, no par value per share. On the date of this Agreement 5,916,343 shares of Humboldt Common Stock were outstanding, 1,017,920 shares



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of Humboldt Common Stock were reserved for issuance pursuant to employee stock option and other employee stock plans (the "Humboldt Stock Plans"). All outstanding shares of Humboldt Common Stock are validly issued, fully paid and nonassessable and do not possess any preemptive rights and were not issued in violation of any preemptive rights or any similar rights of any Person. The issuance of the shares of Humboldt Common Stock proposed to be issued pursuant to this Agreement at the Effective Time will have been duly authorized by all requisite corporate action of Humboldt, and such shares, when issued as contemplated by this Agreement, will constitute duly authorized, validly issued, fully paid and nonassessable shares of Humboldt Common Stock, and will not have been issued in violation of any preemptive or similar rights of any Person. As of the date of this Agreement, and except for this Agreement, the Humboldt Stock Plans and as disclosed in Schedule 4.5, Humboldt does not have outstanding any options, warrants, calls, rights, commitments, securities or agreements of any character to which Humboldt is a party or by which it is bound obligating Humboldt to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Humboldt or obligating Humboldt to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Humboldt also has outstanding $5,310,000 in 10 7/8% Fixed Rate Junior Subordinate Deferrable Interest Debentures due 2030 pursuant to an Indenture dated March 23, 2000.

        Section 4.6 Humboldt Filings.

                4.6.1 Since January 1, 1997, Humboldt and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with
(a) the Federal Reserve Board or any Federal Reserve Bank; (b) the CDFI; (c) the FDIC; (d) the SEC; (e) the California Department of Corporation and (f) any other applicable federal, state or local governmental or regulatory authority. All such reports, registrations and filings including the Humboldt Financial Statements are collectively referred to as the "Humboldt Filings". Except to the extent prohibited by law, copies of the Humboldt Filings have been made available to Tehama. As of their respective filing or mailing dates, each of the past Humboldt Filings (a) was true and complete in all material respects (or was amended so as to be so promptly following discovery of any discrepancy); and (b) complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the governmental or regulatory authority with which it was filed (or was amended so as to be so promptly following discovery of any such noncompliance) and none contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Humboldt Financial Statements, together with the financial statements contained in the Humboldt Filings, have been prepared in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the period involved (except as may be indicated in the notes thereto) and fairly present (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount) the consolidated financial position of Humboldt as of the dates thereof and the consolidated results of its operations, cash flows and changes in shareholders' equity for the period then ended.



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                4.6.2 Humboldt and its Subsidiaries, have filed each report, schedule, and amendments to each of the foregoing since January 1, 1997 that Humboldt, or its Subsidiaries were required to file with the Federal Reserve Bank, the FDIC, the California Department of Corporations or the CDFI (the "Humboldt Documents"), all of which have been made available to Tehama. As of their respective dates, the Humboldt Documents complied in all material respects with the applicable requirements of the BHCA, the Federal Deposit Insurance Act and the California Financial Code, as the case may be, and the rules and regulations of the Federal Reserve Bank, the FDIC, the California Department of Corporations and the CDFI thereunder applicable to such Humboldt Documents, and none of the Humboldt Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Humboldt included in the Humboldt Filings comply in all material respects with applicable accounting requirements and have been prepared in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or in the case of the unaudited statements, as permitted by regulations of the Federal Reserve Bank, the FDIC, or the CDFI), and fairly present (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount) the consolidated financial position of Humboldt as of the dates thereof and the consolidated results of its operations and cash flows or changes in financial position for the periods then ended.

        Section 4.7 Accuracy of Information Supplied.

                4.7.1 No representation or warranty of Humboldt contained herein or any statement, schedule, exhibit or certificate given or to be given by or on behalf of Humboldt or any of its Subsidiaries, including Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan, to Tehama in connection herewith and none of the information supplied or to be supplied by Humboldt or any of its Subsidiaries, including Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan, to Tehama hereunder to the best of Humboldt's Knowledge contains or will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                4.7.2 None of the information supplied or to be supplied by Humboldt or relating to Humboldt and Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan, which is included or incorporated by reference in (i) the Registration Statement on Form S-4 to be filed with the SEC by Humboldt in connection the issuance of shares of Humboldt Common Stock in the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at all times from the date of mailing to shareholders of Humboldt through the date of the meeting of shareholders of Humboldt to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary



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to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) the applications and forms to be filed with securities or "blue sky" authorities, self regulatory authorities, or any Governmental Entity in connection with the Merger, the issuance of any shares of Humboldt Common Stock in connection with the Merger, or any Requisite Regulatory Approvals will, at the time filed or at the time they become effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement (except for such portions thereof that relate only to Tehama and its Subsidiaries) will comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

                4.7.3 Humboldt has delivered or will deliver to Tehama copies of: (a) the audited balance sheets of Humboldt and its Subsidiaries as of December 31, 1999, 1998 and 1997 and the related statements of income, changes in shareholders' equity and cash flows for the years then ended and the related notes to such financial statements, all as audited by Richardson & Co., independent public accountants (the "Humboldt Financial Statements"), and Humboldt will hereafter until the Closing Date deliver to Tehama copies of additional financial statements of Humboldt as provided in Section 5.1.1(iii). The Humboldt Financial Statements have been prepared (and all of said additional financial statements will be prepared) in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) consistently followed throughout the periods covered by such statements, and present (and, when prepared, will present) fairly the financial position of Humboldt and its Subsidiaries as of the respective dates and for the respective periods covered by such financial statements (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount). In addition, Humboldt has delivered or made available to Tehama copies of all management or other letters delivered to Humboldt by its independent accountants in connection with any of the Humboldt Financial Statements or by such accountants or any consultant regarding the internal controls or internal compliance procedures and systems of Humboldt issued at any time since January 1, 1997, and will make available for inspection by Tehama or its representatives, at such times and places as Tehama may reasonably request, reports and working papers produced or developed by such accountants or consultants.

        Section 4.8 Compliance With Applicable Laws. Except as disclosed on
Schedule 4.8, to the best of Humboldt's Knowledge, the respective businesses of Humboldt and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation, except for violations which individually or in the aggregate would not have a Material Adverse Effect on Humboldt and its Subsidiaries, taken as a whole. No investigation or review by any Governmental Entity with respect to Humboldt is pending or, to the Knowledge of Humboldt, threatened, nor has any Governmental Entity indicated to Humboldt an intention to conduct the same, other than those the outcome of which, as far as can be reasonably foreseen, will not have a Material Adverse Effect on Humboldt and its Subsidiaries, taken as a whole.



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        Section 4.9 Litigation. Except as disclosed on Schedule 4.9, there is no suit, action or proceeding or investigation pending or, to the Knowledge of Humboldt, threatened against or affecting Humboldt or any of its Subsidiaries which, if adversely determined, would have a Material Adverse Effect on Humboldt and its Subsidiaries, taken as a whole; nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Humboldt or any of its Subsidiaries that has, or which, insofar as reasonably can be foreseen, in the future would have, any such Material Adverse Effect. Schedule 4.9 contains a true, correct and complete list, including identification of the applicable insurance policy covering such litigation, if any, subject to reservation of rights, if any, the applicable deductible and the amount of any reserve therefor, of all pending litigation in which Humboldt or any of its Subsidiaries is a named party of which Humboldt has Knowledge, and except as disclosed on Schedule 4.9, all of the litigation shown on such
Schedule is adequately covered by insurance in force, except for applicable deductibles, or has been adequately reserved for in accordance with Humboldt's prior business practices.

        Section 4.10 Agreements with Banking Authorities. Except at set forth on
Schedule 4.10, neither Humboldt nor any Subsidiary of Humboldt is a party to any written agreement or memorandum of understanding with, or order or directive from, any Governmental Entity.

        Section 4.11 Insurance. Humboldt and its Subsidiaries have in full force and effect policies of insurance with respect to their assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customarily appropriate for their businesses, operations, properties and assets. Schedule 4.11 contains a list of all policies of insurance and bonds carried and owned by Humboldt or any Subsidiary. None of Humboldt or any of its Subsidiaries is in default under any such policy of insurance or bond such that it can be canceled and all material current claims thereunder have been filed in timely fashion. Humboldt and its Subsidiaries have filed claims outstanding with, or given notice of claim to, their insurers or bonding companies in timely fashion with respect to all material matters and occurrences for which they believe they have coverage.

        Section 4.12 Title to Assets other than Real Property. Each of Humboldt and its respective Subsidiaries has good and marketable title to or a valid leasehold interest in all properties and assets (other than real property which is the subject to Section 4.13), it owns or leases, free and clear of all mortgages, covenants, conditions, restrictions, easements, liens, security interests, charges, claims, assessments and encumbrances, except for: (a) rights of lessors, lessees or sublessees in such matters as are reflected in a written lease; (b) encumbrances as set forth in the Humboldt Financial Statements; (c) current Taxes (including assessments collected with Taxes) not yet due which have been fully reserved for; (d) encumbrances, if any, that are not substantial in character, amount or extent and do not detract materially from the value, or interfere with present use, or the ability of Humboldt or its Subsidiary to sell or otherwise dispose of the property subject thereto or affected thereby; and
(e) other matters as described in Schedule 4.12. Materially all such properties and assets are, and require only routine maintenance to keep them, in good working condition, normal wear and tear excepted.



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        Section 4.13 Real Property. Schedule 4.13 is an accurate list and general description of all real property owned or leased by Humboldt or any of its Subsidiaries, including OREO. Each of Humboldt and its respective Subsidiaries has good and marketable title to the real properties that it owns, as described in such Schedule, free and clear of all mortgages, covenants, conditions, restrictions, easements, liens, security interests, charges, claims, assessments and encumbrances, except for (a) rights of lessors, lessees or sublessees in such matters as are reflected in a written lease; (b) current Taxes (including assessments collected with Taxes) not yet due and payable; (c) encumbrances, if any, that are not substantial in character, amount or extent and do not materially detract from the value, or interfere with present use, or the ability of Humboldt to dispose, of Humboldt's interest in the property subject thereto or affected thereby; and (d) other matters as described in
Schedule 4.13. Humboldt and its Subsidiaries have valid leasehold interests in the leaseholds they respectively hold, free and clear of all mortgages, liens, security interests, charges, claims, assessments and encumbrances, except for
(a) claims of lessors, co-lessees or sublessees in such matters as are reflected in a written lease; (b) title exceptions affecting the fee estate of the lessor under such leases; and (c) other matters as described in Schedule 4.13. To the best of Humboldt's Knowledge, the activities of Humboldt and its Subsidiaries with respect to all real property owned or leased by them for use in connection with their operations are in all material respects permitted and authorized by applicable zoning laws, ordinances and regulations and all laws and regulations of any Governmental Entity. Except as set forth in Schedule 4.13, Humboldt and its Subsidiaries enjoy quiet possession under all material leases to which they are the lessees and all of such leases are valid and in full force and effect, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Materially all buildings and improvements on real properties owned or leased by Humboldt or any of its Subsidiaries are in good condition and repair, and do not require more than normal and routine maintenance, to keep them in such condition, normal wear and tear excepted.

        Section 4.14 Performance of Obligations. Humboldt and its Subsidiaries have performed all material obligations required to be performed by them to date and none of Humboldt or any of its Subsidiaries is in material default under or in breach of any term or provision of any covenant, contract, lease, indenture or any other agreement, written or oral, to which any is a party, is subject or is otherwise bound, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such a default or breach, where such default or breach or failure to perform would have a Material Adverse Effect on Humboldt and its Subsidiaries, taken as a whole. To Humboldt's Knowledge, and except as disclosed on Schedule 4.14, no party with whom Humboldt or any of its Subsidiaries has an agreement that is of material importance to the business of Humboldt and its Subsidiaries, taken as a whole, is in default thereunder.

        Section 4.15 Brokers and Finders. Except as set forth on Schedule 4.15, none of Humboldt or any of its Subsidiaries is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of the Agreement, the Merger Agreement, nor the consummation of the transactions provided for herein and therein, will result in any liability to any broker or finder. Humboldt agrees to indemnify and hold harmless



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Tehama and its affiliates, and to defend with counsel reasonably satisfactory to
Tehama, from and against any liability, cost or expense, including attorneys' fees, incurred in connection with a breach of this Section 4.15.

        Section 4.16 Absence of Material Adverse Effect. Since January 1, 2000, the respective businesses of Humboldt and its Subsidiaries have been conducted only in the ordinary course, in substantially the same manner as theretofore conducted, and no event or circumstance has occurred or is expected to occur which to Humboldt's Knowledge has had or which, with the passage of time or otherwise, could reasonably be expected to have a Material Adverse Effect on Humboldt and its Subsidiaries, taken as a whole.

        Section 4.17 Undisclosed Liabilities. Except as disclosed on Schedule 4.17, none of Humboldt or any of its Subsidiaries to Humboldt's Knowledge has any liabilities or obligations, either accrued, contingent or otherwise, that are material to Humboldt and its Subsidiaries, taken as a whole, and that have not been: (a) reflected or disclosed in the Humboldt Financial Statements; or
(b) incurred subsequent to December 31, 1999 in the ordinary course of business. Humboldt has no Knowledge of any basis for the assertion against Humboldt or any of its Subsidiaries, of any liability, obligation or claim (including without limitation that of any Governmental Entity) that will have or cause, or could reasonably be expected to have or cause, a Material Adverse Effect on Humboldt and its Subsidiaries, taken as a whole, that is not fairly reflected in the Humboldt Financial Statements or on Schedule 4.17.

        Section 4.18 Taxes.

                4.18.1 Filing of Returns. Except as set forth on Schedule 4.18.1, Humboldt and its Subsidiaries have duly prepared and filed or caused to be duly prepared and filed all federal, state, and local Returns (for Tax or informational purposes) which were required to be filed by or in respect of Humboldt and its Subsidiaries, or any of their properties, income and/or operations on or prior to the Closing Date. As of the time they were filed, the foregoing Returns accurately reflected the material facts regarding the income, business, assets, operations, activities, status, and any other information required to be shown thereon. Except as set forth on Schedule 4.18.1, no extension of time within which Humboldt or any of its Subsidiaries may file any Return is currently in force.

                4.18.2 Payment of Taxes. Except as disclosed on Schedule 4.18.2 with respect to all amounts in respect of Taxes imposed on Humboldt or any Subsidiary or for which Humboldt or any Subsidiary is or could be liable, whether to taxing authorities (as, for example, under law) or to other Persons (as, for example, under Tax allocation agreements), with respect to all taxable periods or portions of periods ending on or before the Closing Date, all applicable tax laws and agreements have been or will be fully complied with in all material respects, and all such amounts required to be paid by or on behalf of Humboldt or any Subsidiary to taxing authorities or others on or before the date hereof have been paid.



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

                4.18.3 Audit History. Except as disclosed on Schedule 4.18.3, there is no review or audit by any taxing authority of any Tax liability of Humboldt or any Subsidiary currently in progress of which Humboldt has Knowledge. Except as disclosed on Schedule 4.18.3, Humboldt and its Subsidiaries have not received any written notices within the three years preceding the Closing Date of any pending or threatened audit, by the Internal Revenue Service or any state, local or foreign agency, for any Returns or Tax liability of Humboldt or any Subsidiary for any period. Humboldt and its Subsidiaries currently have no unpaid deficiencies assessed by the Internal Revenue Service or any state, local or foreign taxing authority arising out of any examination of any of the Returns of Humboldt or any Subsidiaries filed for fiscal years ended on or after December 31, 1995 through the Closing Date, nor to the Knowledge of Humboldt is there reason to believe that any material deficiency will be assessed.

                4.18.4 Statute of Limitations. Except as disclosed on Schedule 4.18.4, no agreements are in force or are currently being negotiated by or on behalf of Humboldt or any Subsidiaries for any waiver or for the extension of any statute of limitations governing the time of assessments or collection of any Tax. No closing agreements or compromises concerning Taxes of Humboldt or any Subsidiaries are currently pending.

                4.18.5 Withholding Obligations. Humboldt and its Subsidiaries have withheld from each payment made to any of their respective officers, directors and employees, the amount of all applicable Taxes, including, but not limited to, income tax, social security contributions, unemployment contributions, backup withholding and other deductions required to be withheld therefrom by any Tax law and have paid the same to the proper taxing authorities within the time required under any applicable Tax law.

                4.18.6 Tax Liens. There are no Tax liens, whether imposed by any federal, state, local or foreign taxing authority, outstanding against any assets owned by Humboldt or its Subsidiaries, except for liens for Taxes that are not yet due and payable.

                4.18.7 Tax Reserves. Humboldt and its Subsidiaries have made full and adequate provision and reserve for all federal, state, local or foreign Taxes for the current period for which Tax and information returns are not yet required to be filed. The Humboldt Financial Statements contain fair and sufficient accruals for the payment of all Taxes for the periods covered by the Humboldt Financial Statements and all periods prior thereto.

                4.18.8 IRC Section 382 Applicability. None of Humboldt or any of its Subsidiaries, including any party joining in any consolidated return to which Humboldt is a member, underwent an "ownership change" as defined in IRC
Section 382(g) within the "testing period" (as defined in IRC Section 382) ending immediately before the Effective Time, and not taking into account any transactions contemplated by this Agreement.



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        Section 4.19 Hazardous Materials. Except as set forth on Schedule 4.19:

                4.19.1 Except for ordinary and necessary quantities of cleaning, pest control and office supplies, and other small quantities of Hazardous Substances that are used in the ordinary course of the respective businesses of Humboldt and its Subsidiaries and in compliance with applicable Environmental Laws, or ordinary rubbish, debris and nonhazardous solid waste stored in garbage cans or bins for regular disposal off-site, or petroleum contained in, and de minimus quantities discharged from, motor vehicles in their ordinary operation on any of the Humboldt Properties (as defined below), Humboldt and its Subsidiaries have not engaged in the generation, use, manufacture, treatment, transportation, storage (in tanks or otherwise), or the disposal, of Hazardous Substances other than as permitted by and only in compliance with applicable law. To Humboldt's Knowledge, no material amount of Hazardous Substances have been released, emitted or disposed of, or otherwise deposited, on, in or from any real property which is now or has been previously owned since January 1, 1997, or which is currently or during the past three years was leased, by Humboldt or any of its Subsidiaries, including OREO (collectively, the "Humboldt Properties"), or to Humboldt's Knowledge, on or in any real property in which Humboldt or any of its Subsidiaries now holds any security interest, mortgage or other lien or interest with an underlying obligation in excess of $25,000 ("Humboldt Collateralizing Real Estate"), except for (i) matters disclosed on
Schedule 4.19; (ii) ordinary and necessary quantities of cleaning, pest control and office supplies used and stored in compliance with applicable Environmental Laws, or ordinary rubbish, debris and nonhazardous solid waste stored in garbage cans or bins for regular disposal off-site, or petroleum contained in, and de minimus quantities discharged from, motor vehicles in their ordinary operation on such Humboldt Properties; and (iii) such releases, emissions, disposals or deposits which constituted a violation of an Environmental Law but did not have a Material Adverse Effect on the Humboldt Property involved and would not result in the incurrence or imposition of any liability, expense, penalty or fine against Humboldt or any of its Subsidiaries in excess of $25,000 individually or in the aggregate. To Humboldt's Knowledge, no activity has been undertaken on any of the Humboldt Properties since January l, 1997, and to the Knowledge of Humboldt no activities have been or are being undertaken on any of the Humboldt Collateralizing Real Estate, that would cause or contribute to:

                        (a) any of the Humboldt Properties or Humboldt Collateralizing Real Estate becoming a treatment, storage or disposal facility within the meaning of RCRA or any similar state law or local ordinance;

                        (b) a release or threatened release of any Hazardous Substances under circumstances which would violate any Environmental Laws; or

                        (c) the discharge of Hazardous Substances into any soil, subsurface water or ground water or into the air, or the dredging or filling of any waters, that would require a permit or any other approval under the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, as amended, 42 U.S.C. Section 7401 et seq., or any similar federal or state law or local



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ordinance; the cumulative effect of which would have a material adverse effect on the Humboldt Property or Humboldt Collateralizing Real Estate involved.

                4.19.2 To Humboldt's Knowledge, there are not, and never have been, any underground storage tanks located in or under any of the Humboldt Properties or the Humboldt Collateralizing Real Estate.

                4.19.3 None of Humboldt or any of its Subsidiaries has received any written notice of, and to Humboldt's Knowledge none has received any verbal notice of, any pending or threatened claims, investigations, administrative proceedings, litigation, regulatory hearings or requests or demands for remedial or responsive actions or for compensation, with respect to any of the Humboldt Properties or Humboldt Collateralizing Real Estate, alleging noncompliance with or violation of any Environmental Law or seeking relief under any Environmental Law and none of the Humboldt Properties or Humboldt Collateralizing Real Estate is listed on the United States Environmental Protection Agency's National Priorities List of Hazardous Waste Sites, or, to Humboldt's Knowledge, any other list, schedule, log, inventory or record of hazardous waste sites maintained by any federal, state or local agency.

        Section 4.20 Employees.

                4.20.1 Except as set forth in Schedule 4.20.1, there are no material controversies pending or threatened between Humboldt or any of its Subsidiaries and any of their employees.

                4.20.2 Except as disclosed in the Humboldt Financial Statements at December 31, 1999, or in Schedule 4.20.2, all material sums due for employee compensation and benefits have been duly and adequately paid or provided for, and all deferred compensation obligations are fully funded. Neither Humboldt nor Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan, is a party to any collective bargaining agreement with respect to any of its employees or any labor organization to which its employees or any of them belong.

                4.20.3 To Humboldt's Knowledge, no governmental agency or claimant or representative of such claimant has alleged a material violation of ERISA by Humboldt, the liability of which, if adversely determined would result in a material adverse change in the capital or earnings of Humboldt.

        Section 4.21 Powers of Attorney. No power of attorney or similar authorization given by Humboldt or any Subsidiary thereof is presently in effect or outstanding other than powers of attorney given in the ordinary course of business with respect to routine matters.

        Section 4.22 Loans and Investments. Except as set forth on Schedule 4.22, all loans, leases and other extensions of credit, and guaranties, security agreements or other agreements supporting any loans or extensions of credit, and investments of Humboldt or its Subsidiaries, are, and constitute, in all material respects, the legal, valid and binding obligations of the parties thereto and



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are enforceable against such parties in accordance with their terms, except as the enforceability thereof may be limited by applicable law and otherwise by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as described on
Schedule 4.22, as of July 31, 2000, no loans or investments held by Humboldt or any Subsidiary, are: (i) more than ninety days past due with respect to any scheduled payment of principal or interest, other than loans on a nonaccrual status; (ii) classified as "loss," "doubtful," "substandard" or "specially mentioned" by Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan, or any banking regulators; or (iii) on a nonaccrual status in accordance with Humboldt Bank's, Capitol Valley Bank's and Capitol Thrift & Loan's, loan review procedures. Except as set forth on Schedule 4.22, none of such assets (other than loans) are subject to any restrictions, contractual, statutory or other, that would materially impair the ability of the entity holding such investment to dispose freely of any such assets at any time, except restrictions on the public distribution or transfer of any such investments under the Securities Act and the regulations thereunder or state securities laws and pledges or security interests given in connection with government deposits. All loans, leases or other extensions of credit outstanding, or commitments to make any loans, leases or other extensions of credit made by Humboldt or Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan, to any Affiliates of Humboldt or Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan, are disclosed on Schedule 4.22. For outstanding loans or extensions of credit where the original principal amounts are in excess of $100,000 and which by their terms are either secured by collateral or supported by a guaranty or similar obligation, the security interests have been duly perfected in all material respects and have the priority they purport to have in all material respects, other than by operation of law, and, in the case of each guaranty or similar obligation, each has been duly executed and delivered to Humboldt or any Subsidiary, and to Humboldt's Knowledge, is still in full force and effect.

        Section 4.23 Material Contracts. Schedule 4.23 to this Agreement contains a complete and accurate written list of all material agreements, obligations or understandings, written and oral, to which Humboldt or any Subsidiary is a party as of the date of this Agreement, except for loans and other extensions of credit made by Humboldt or its Subsidiaries, in the ordinary course of its business and those items specifically disclosed in the Humboldt Financial Statements.

        Section 4.24 Effective Date of Representations, Warranties, Covenants and Agreements. Each representation, warranty, covenant and agreement of Humboldt set forth in this Agreement shall be deemed to be made on and as of the date hereof and as of the Effective Time.


                        ARTICLE 5. ADDITIONAL AGREEMENTS

        Section 5.1 Access to Information, Due Diligence, etc.

                5.1.1 Upon reasonable notice, each party shall permit the other party and its accountants, counsel and other representatives reasonable access to their officers, employees, properties, books, contracts, commitments and records and from the date hereof through the



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Effective Time, and shall furnish or provide access to each other as soon as practicable, (i) a copy of each of Tehama's Filings or Humboldt's Filings filed subsequent to the date of this Agreement promptly after such document has been filed with the appropriate Governmental Entity, provided, however, that copies of any Returns relating to Taxes of Tehama or any of its Subsidiaries shall be furnished to Humboldt at least 15 Business Days prior to the proposed date of filing thereof and shall not be filed without the prior reasonable approval of Humboldt, which approval shall not be unreasonably withheld or delayed; (ii) unless otherwise prohibited by law, a copy of each report, schedule and other documents filed or received by it during such period with any Regulatory Authority or the Internal Revenue Service, as to documents other than related to employees or customers and other than those distributed to banks generally;
(iii) as promptly as practicable following the end of each calendar month after the date hereof, a balance sheet of Tehama or Humboldt as of the end of such month; and (iv) all other information concerning its business, properties, assets, financial condition, results of operations, liabilities, personnel and otherwise as Tehama or Humboldt may reasonably request.

                5.1.2 Until the Effective Time, a representative of Humboldt shall be entitled and shall be invited to attend meetings of the Board of Directors of Tehama or Tehama Bank and of the Loan and Audit Committees of Tehama and Tehama Bank, and at least five (5) days' prior written notice of the dates, times and places of such meetings shall be given to Humboldt except that in the case of special meetings Humboldt shall receive the same number of days' prior notice as Tehama's directors receive for such meetings; provided, however, that such representative shall excuse himself or herself from any portion of any such meetings that (i) relate to approval of, or the exercise of any rights under, this Agreement by Tehama, (ii) involve discussions between such Board of Directors or such Loan or Audit Committee and legal counsel for Tehama that are entitled to be protected from disclosure under an attorney-client privilege which would be lost due to the presence of such representative of Humboldt, or
(iii) constitute the Executive Session of any Board of Directors meeting.

                5.1.3 Until the Effective Time, a representative of Tehama shall be entitled and shall be invited to attend meetings of the Boards of Directors of Humboldt and Humboldt Bank, and of the Loan and Audit Committees of Humboldt and Humboldt Bank, at least five (5) days' prior to written notice of the dates, times and places of such meetings shall be given to Tehama except that in the case of special meetings Tehama shall receive the same number of days' prior notice as Humboldt's directors receive for such meetings; provided, however, that such representative shall excuse himself or herself from any portion of any such meetings that (i) relate to approval of, or the exercise of any rights under, this Agreement by Humboldt, (ii) involve discussions between such Boards of Directors or such Loan or Audit Committees and legal counsel for Humboldt that are entitled to be protected from disclosure under an attorney-client privilege which would be lost due to the presence of such representative of Tehama, or (iii) constitute the Executive Session of any Board of Directors meeting.

                5.1.4 Humboldt and Tehama each agrees to keep confidential and not divulge to any other party or Person (other than to the employees, attorneys, accountants and consultants of each



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who have a need to receive such information and other than as may be required by law) any information received from the other, unless and until such documents and other information otherwise becomes publicly available or unless the disclosure of such information is authorized by each party. In the event of termination of this Agreement for any reason, the parties shall promptly return, or at the election of the other party destroy, all nonpublic documents obtained from the other and any copies or notes of such documents (except as otherwise required by law) and, upon the request of the other party, confirm such destruction to the other in writing.

        Section 5.2 Shareholder Approval.

                5.2.1 Tehama and Humboldt each shall promptly call a meeting of its respective shareholders to be held at the earliest practicable date after the date on which the initial Registration Statement is filed with the SEC, but in no event later than December 31, 2000, for the purpose of approving this Agreement and authorizing the Merger Agreement and the Merger. Each of the respective Boards of Directors will recommend to the respective shareholders approval of this Agreement, the Merger Agreement and the Merger; provided, however, that Tehama's Board of Directors or Humboldt's Board of Directors may withdraw its recommendation if such Board of Directors believes in good faith (based on a written opinion of a financial advisor that is experienced in evaluating the fairness of Acquisition Proposals) that a Tehama Superior Proposal or Humboldt Superior Proposal, as applicable (defined below) has been made and shall have determined in good faith, after consultation with and based on written advice of its outside legal counsel, that the withdrawal of such recommendation is necessary for such Board of Directors to comply with its fiduciary duties under applicable law.

                5.2.2 If the Merger is approved by vote of the shareholders of Humboldt and Tehama, then, within ten (10) days thereafter Humboldt and Tehama shall send a Dissenting Shareholder Notice to each recordholder of any Dissenting Shares.

        Section 5.3 Taking of Necessary Action.

                5.3.1 Subject to the terms and conditions of this Agreement, each of the parties hereto agrees, subject to applicable laws and the fiduciary duties of Tehama's or Humboldt's Boards of Directors, as advised in writing by their respective counsel, to use all reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement, including, without limitation, the delivery of any certificate or other document reasonably requested by counsel to a party to this Agreement. Without limiting the foregoing, Humboldt and Tehama will use their reasonable efforts to obtain all consents of third parties and Government Entities necessary or, in the reasonable opinion of Humboldt or Tehama advisable for the consummation of the transactions contemplated by this Agreement. Without limiting the foregoing, Humboldt shall take all actions necessary to execute and file the Merger Agreement and to effect all transactions contemplated by this Agreement and Tehama shall take all actions necessary to effect all transactions contemplated



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by this Agreement and the Merger Agreement. In case at any time after the
Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the Merger Agreement, or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of Tehama, the proper officers or directors of Humboldt or Tehama, as the case may be, shall take all such necessary action. Notwithstanding the foregoing, nothing in this Agreement shall be construed to require Tehama to take any action (or omit to take any action) which may affect the Conversion Rate, except as may be specifically provided for or required by this Agreement.

                5.3.2 The obligations of Tehama or Humboldt contained in Section
6.2.5 of this Agreement shall continue to be in full force and effect despite any Default thereof by reason of receipt of a Tehama Superior Proposal or Humboldt Superior Proposal, as applicable (defined below) and any Default thereof by the defaulting party shall entitle either Tehama or Humboldt to such legal or equitable remedies as may be provided in this Agreement or by law notwithstanding that any action or inaction of the Board of Directors or officers of the defaulting party which is required to enable such party to fulfill such obligations may be excused based on the continuing fiduciary obligations of such party's Board of Directors and officers to its shareholders. Notwithstanding the foregoing, however, in the event of a termination of this Agreement by Humboldt or Tehama and the actual payment of the liquidated damages to the other party as provided for in Section 8.5 of this Agreement, neither Humboldt, Tehama or their respective directors or officers shall have any obligations or liabilities of any kind under this Agreement by reason of any such Default, and Humboldt or Tehama shall have no further obligations of any kind under this Agreement.

                5.3.3 Tehama shall use its best efforts to cause each director, executive officer and other Person who is an "Affiliate" of Tehama (for purposes of Rule 145 under the Securities Act) to deliver to Humboldt, on the date of this Agreement, a written agreement in the form attached hereto as Exhibit 5.3 (the "Affiliate Agreements").

        Section 5.4 Registration Statement and Applications.

                5.4.1 Humboldt and Tehama will cooperate and jointly prepare and file as promptly as practicable the Registration Statement, the statements, applications, correspondence or forms to be filed with appropriate State securities law regulatory authorities, and the statements, correspondence or applications to be filed to obtain the Requisite Regulatory Approvals to consummate the transactions contemplated by this Agreement. Each of Humboldt and Tehama shall use all reasonable efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and thereafter mail the Joint Proxy Statement/Prospectus to the shareholders of Tehama. Each party will furnish all financial or other information, including accountant comfort letters relating thereto, certificates, consents and opinions of counsel concerning it and its Subsidiaries received by such party.

                5.4.2 Each party shall provide to the other at the request of the other party: (i) immediately prior to the filing thereof, copies of all material statements, applications,



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correspondence or forms to be filed with state securities law regulatory authorities, the SEC and other appropriate regulatory authorities to obtain the Requisite Regulatory Approvals to consummate the transactions contemplated by this Agreement; provided, however, that no approval need be obtained from any party to which such materials are provided; and (ii) promptly after delivery to, or receipt from, such regulatory authorities all written communications, letters, reports or other documents relating to the transactions contemplated by this Agreement.

        Section 5.5 Expenses.

                5.5.1 Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the same, including, without limitation, all costs associated with any resales of Humboldt Common Stock by Affiliates of Tehama; provided, however, that Humboldt will file on a timely basis at its own expense the reports required by Rule 144(c) of the Securities Act.

                5.5.2 Tehama and Humboldt shall use their best efforts to ensure that their attorneys, accountants, financial advisors, investment bankers and other consultants engaged by them in connection with the transaction contemplated by this Agreement submit full and final bills on or before the Closing Date and that all such expenses are paid or properly accrued prior to the Closing Date.

        Section 5.6 Notification of Certain Events.

                5.6.1 Tehama shall provide to Humboldt, as soon as practicable, written notice (sent via facsimile and overnight mail or courier) of the occurrence or failure to occur of any of the events, circumstances or conditions that are the subject of Sections 6.1 and 6.2, which notice shall provide reasonable detail as to the subject matter thereof.

                5.6.2 Humboldt shall provide to Tehama, as soon as practicable, written notice (sent via facsimile and overnight mail or courier) of the occurrence or failure to occur of any of the events, circumstances or conditions that are the subject of Section 6.3 and 6.4, which notice shall provide reasonable detail as to the subject matter thereof.

                5.6.3 Each party shall promptly advise the others in writing of any change or event which could reasonably be expected to have a Material Adverse Effect on the business, properties, assets, financial condition, results of operations, liabilities or personnel of such party or on its ability to consummate the transactions contemplated by this Agreement or the Merger Agreement.

                5.6.4 Tehama and Humboldt shall immediately notify the other in writing in the event that such party becomes aware that the Registration Statement or Joint Proxy Statement/Prospectus at any time contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading or that the Registration Statement or the Joint Proxy



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Statement/Prospectus otherwise is required to be amended and supplemented, which notice shall specify, in reasonable detail, the circumstances thereof. Humboldt shall promptly amend and supplement such materials and disseminate the new or modified information so as to fully comply with the Securities Act. If the amendment or supplement so required relates to information concerning Tehama, the out-of-pocket costs and expenses of preparing, filing and disseminating such amendment or supplement shall be borne by Tehama.

        Section 5.7 Closing Schedules. Tehama has delivered to Humboldt on or before the date of this Agreement all of the Schedules to this Agreement which Tehama is required to deliver to Humboldt hereunder (the "Tehama Schedules"). Humboldt has delivered to Tehama on or before the date of this Agreement all of the Schedules to this Agreement which Humboldt is required to deliver to Tehama hereunder ( the "Humboldt Schedules"). Immediately prior to the Closing Date, Tehama shall have prepared updates of the Tehama Schedules provided for in this Agreement and shall deliver to Humboldt revised schedules containing the updated information (or a certificate signed by Tehama's Chief Executive Officer stating that there have been no changes on the applicable schedules); and Humboldt shall have prepared updates of the Humboldt Schedules provided for in this Agreement and shall deliver to Tehama revised Schedules containing updated information (or a certificate signed by Humboldt's Chief Executive Officer stating that there has been no change on the applicable schedules). Such updated schedules shall sometimes be referred to collectively, as the "Closing Schedules." The Closing Schedules shall be dated as of the day prior to the Closing Date and shall contain information as of the day prior to the Closing Date or as of such earlier date as is practicable under the circumstances. In the event the Closing Schedules disclose an event, occurrence or circumstance that has had or could reasonably be expected to have a Material Adverse Effect on Tehama, on the one hand, or on Humboldt, on the other hand, or on consummation of the transactions contemplated by this Agreement, that was not disclosed in the previously delivered Schedules hereto, the party delivering such Closing Schedules (the "Affected Party") shall so notify the other party in the letter of transmittal for such Closing Schedules, the Closing Date shall be delayed for seven (7) Business Days and such other party shall be entitled to terminate this Agreement within five (5) Business Days after receiving such Closing Schedules that disclose such event, occurrence or circumstance. In the event of any such termination, the terminating party shall have no liability for such termination. The Affected Party shall have no liability to the terminating party in such an event unless (i) as a result of the existence of such event, occurrence or circumstance so disclosed in the Closing Schedules any of the representations or warranties of the Affected Party contained in this Agreement are found to have been untrue in any material respect as of the date of this Agreement, or (ii) the event, occurrence or circumstance could have been prevented in the exercise of reasonable diligence by any officers or directors of the Affected Party, in either of which cases the Affected Party shall be liable to the terminating party for Liquidated Damages as provided in Section 8.5 hereof.

        Section 5.8 Additional Accruals/Appraisals. Immediately prior to the Closing Date, at Humboldt's request, Tehama and/or Tehama Bank shall, consistent with GAAP and applicable banking regulations, establish such additional accruals and reserves as may be necessary to conform Tehama's or Tehama Bank's accounting and credit and OREO loss reserve practices and methods



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to those of Humboldt, provided, however, that no accrual or reserve made by
Tehama or Tehama Bank pursuant to this Section 5.8, or any litigation or regulatory proceeding arising out of any such accrual or reserve, or any other effect on Tehama or Tehama Bank resulting from Tehama's or Tehama Bank's compliance with this Section 5.8, shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.


                         ARTICLE 6. CONDUCT OF BUSINESS

        Section 6.1 Affirmative Conduct of Tehama. During the period from the date of execution of this Agreement through the Effective Time, Tehama shall carry on its business, and shall cause each of its respective Subsidiaries to carry on its business, in the ordinary course in substantially the manner in which heretofore conducted, subject to changes in law applicable to all California state-chartered banks or all member banks insured by the FDIC and directives from regulators, and use all commercially reasonable efforts to preserve intact its business organization, keep available the services of its officers and employees, (other than terminations in the ordinary course of business) and preserve its relationships with customers, depositors, suppliers and others having business dealings with it; and, to these ends, shall fulfill each of the following:

                6.1.1 Use its commercially reasonable efforts, or cooperate with others, to expeditiously bring about the satisfaction of the conditions specified in Article 7 which are within its ability to influence or control;

                6.1.2 Advise Humboldt promptly in writing of any change that would have a Material Adverse Effect on its capital structure, financial condition, assets, results of operations, business or prospects or of any matter which would make the representations and warranties set forth in Article 3 hereof not true and correct in any material respect as of the effective date of the Registration Statement and at the Effective Time;

                6.1.3 Keep in full force and effect all of its existing material permits and licenses and those of its Subsidiaries;

                6.1.4 Use its commercially reasonable efforts to maintain insurance or bonding coverage on all material properties for which it is responsible and on its business operations, and carry not less than the same coverage for fidelity, public liability, personal injury, property damage and other risks equal to that which is in effect as of the date of this Agreement; and notify Humboldt in writing promptly of any facts or circumstances which could affect its ability, or that of any of its Subsidiaries, to maintain such insurance or bonding coverage;

                6.1.5 Perform its contractual obligations and not breach or come into default on any of such obligations, and not amend, modify, or, except as they may be terminated in accordance with



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their terms, terminate any material contract, agreement, understanding, commitment, or offer, whether written or oral, (collectively referred to as an "Understanding") or materially default in the performance of any of its obligations under any Understanding where such default would have a Material Adverse Effect on Tehama;

                6.1.6 Duly observe and conform to all legal requirements applicable to its business, except for any failure to so observe and conform that would not, individually or in the aggregate, and, in the future will not, have a Material Adverse Effect on Tehama;

                6.1.7 Duly and timely file as and when due all reports and Returns required to be filed with any Governmental Entity;

                6.1.8 Maintain its tangible assets and properties in good condition and repair, normal wear and tear excepted in accordance with prior practices;

                6.1.9 Promptly advise Humboldt in writing of any event or any other transaction within the Knowledge of Tehama, whereby any Person or related group of Persons acquires, after the date of this Agreement, directly or indirectly, record or beneficial ownership (as defined in Rule 13d-3 promulgated by the SEC pursuant to the Exchange Act) or control of 5% or more of the outstanding shares of Tehama Common Stock either prior to or after the record date fixed for the Tehama shareholders' meeting or any adjourned meeting thereof to approve the transactions contemplated herein;

                6.1.10 (a) Maintain a reserve for loan and lease losses ("Loan Loss Reserve") at a level which is adequate to provide for all known and reasonably expected losses on loans, leases and other extensions of credit outstanding and other inherent risks in Tehama's or Tehama Bank's portfolio of loans and leases, in accordance with GAAP and applicable regulatory accounting principles and banking laws and regulations;

                        (b) Charge off all loans, receivables and other assets, or portions thereof, deemed uncollectible in accordance with GAAP, regulatory accounting principles, and applicable law or regulation, or which have been classified as "loss" or as directed by any regulatory authority, unless such classification or direction has been disregarded in good faith by Tehama or Tehama Bank, Tehama or Tehama Bank has submitted in writing to such regulatory authority the basis upon which it has so disregarded such classification or direction, and such regulatory authority retracts its direction requiring such charge-off;

                6.1.11 Furnish to Humboldt, as soon as practicable, and in any event within fifteen days after it is prepared: (i) a copy of any report submitted to the Board of Directors of Tehama or Tehama Bank and access to the working papers related thereto, provided, however, that Tehama need not furnish Humboldt any materials relating to deliberations of Tehama's Board of Directors or Tehama Bank's Board of Directors with respect to its approval of this Agreement, communications of Tehama's legal counsel with the Board of Directors or officers of Tehama regarding Tehama's



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rights against or obligations to Humboldt or its Subsidiaries under this
Agreement, or books, records and documents covered by the attorney-client privilege or which are attorneys' work product; (ii) copies of all material reports, renewals, filings, certificates, statements, correspondence and other documents specific to Tehama or Tehama Bank or filed with or received from any Federal Reserve Bank, the FDIC, the SEC, the CDFI or any Governmental Entity;
(iii) monthly unaudited balance sheets, statements of income and changes in shareholders' equity for Tehama and Tehama Bank and quarterly unaudited balance sheets, statements of income and changes in shareholders' equity for Tehama and Tehama Bank, in each case prepared on a basis consistent with past practice; and
(iv) such other reports as Humboldt may reasonably request (which are otherwise deliverable under this Section 6.1.11) relating to Tehama. Each of the financial statements of Tehama or Tehama Bank delivered pursuant to this Section 6.1.11 shall be accompanied by a certificate of the Chief Financial Officer of Tehama or Tehama Bank to the effect that such financial statements fairly present the financial information presented therein of Tehama or Tehama Bank, for the periods covered, subject to recurring adjustments normal in nature and amount, necessary for a fair presentation and are prepared on a basis consistent with past practice;

                6.1.12 Tehama agrees that through the Effective Time, as of their respective dates, (i) each Tehama Filing will be true and complete in all material respects; and (ii) each Tehama Filing will comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any of such Tehama Filings that is intended to present the financial position of Tehama during the periods involved to which it relates will fairly present in all material respects the financial position of Tehama and will be prepared in accordance with GAAP or consistent with applicable regulatory accounting principles and banking law and banking regulations, except as stated therein;

                6.1.13 Maintain reserves for contingent liabilities in accordance with GAAP or applicable regulatory accounting principles and consistent with past practices;

                6.1.14 Promptly notify Humboldt of the filing, or threatened filing, of any litigation, or the filing or threatened filing of any government or regulatory action, including an investigation or notice of investigation, or similar proceeding or notice of any material claims against Tehama or any of its assets;

                6.1.15 Inform Humboldt of the amounts and categories of any loans, leases or other extensions of credit, or other assets, that have been classified by any bank regulatory authority or by any unit of Tehama Bank as "Specially Mentioned," "Renegotiated," "Substandard," "Doubtful," "Loss" or any comparable classification ("Classified Assets"). Tehama will furnish to Humboldt, as soon as practicable, and in any event within fifteen days after the end of each calendar month, schedules including the following: (i) Classified Assets by type (including each credit or other asset in an amount equal to or greater than $10,000), and its classification category; (ii) nonaccrual credits



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by type (including each credit in an amount equal to or greater than $10,000);
(iii) renegotiated loans by type (loans on which interest has been renegotiated to lower than market rates because of the financial condition of the borrowers);
(iv) delinquent credits by type (including each delinquent credit in an amount equal to or greater than $10,000), including an aging into 30-89 and 90+ day categories; (v) loans or leases or other assets charged off, in whole or in part, during the previous month by type (including each such loan or lease or other asset in an amount equal to or greater than $10,000); and (vi) OREO or assets owned stating with respect to each its type;

                6.1.16 Furnish to Humboldt, upon Humboldt's request, schedules with respect to the following: (i) participating loans and leases, stating, with respect to each, whether it is purchased or sold and the loan or lease type;
(ii) loans or leases (including any commitments) by Tehama to any director or officer (at or above the Vice President level) of Tehama or any of its Subsidiaries, or to any Person holding 5% or more of the capital stock of Tehama, including, with respect to each such loan or lease, the identity and, to the best Knowledge of Tehama, the relation of the borrower to Tehama or Tehama Bank, the loan or lease type and the outstanding and undrawn amounts; and (iii) standby letters of credit, by type, (including each letter of credit in a face amount equal to or greater than $10,000); and

                6.1.17 Make available to Humboldt copies of each credit authorization package, consisting of all applications for and financial information regarding loans, renewals of loans or other extensions of credit of $150,000 or more (on a noncumulative basis) for secured loans or secured extensions of credit and $50,000 in the case of unsecured loans or unsecured extensions of credit, which are approved by Tehama after the date of this Agreement, within ten Business Days of preparation of such packages.

        Section 6.2 Negative Covenants of Tehama. During the period from the date of execution of this Agreement through the Effective Time, Tehama agrees that without Humboldt's prior written consent, it shall not and its Subsidiaries shall not:

                6.2.1 (a) Declare or pay any dividend on, other than regular cash dividends consistent with past practices, or make any other distribution in respect of any of its capital stock; (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or
(c) repurchase or otherwise acquire (except pursuant to any Employee Plan, Benefit Arrangement or the Tehama Stock Option Plans) any shares of its capital stock;

                6.2.2 Take any action that would or might result in any of the representations and warranties of Tehama set forth in the Agreement becoming untrue in any material respect or any of the conditions to the Merger set forth in Article 7 not being satisfied, except to the extent such actions are required to be undertaken by applicable law, regulation or at the direction of any Regulatory Authority;



                                      A-47
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                6.2.3 Issue, deliver, sell, or grant, or authorize the issuance, delivery, sale or grant of, or purchase, any shares of the capital stock of Tehama or any securities convertible or exercisable into or exchangeable for such capital stock, or any rights, warrants or options, including options under any stock option plans or enter into any agreements to do any of the foregoing, except in connection with the issuance of Tehama Common Stock pursuant to the exercise of Tehama Stock Options;

                6.2.4 Amend its Articles of Incorporation or Bylaws, except as required by applicable law or by the terms of this Agreement;

                6.2.5 Authorize or knowingly permit any of its representatives, directly or indirectly, to solicit or encourage any Acquisition Proposal (as hereinafter defined) or participate in any discussions or negotiations with, or provide any nonpublic information to, any Person or group of persons (other than Humboldt, and its representatives) concerning any such solicited Acquisition Proposal. Tehama shall notify Humboldt immediately if any inquiry regarding an Acquisition Proposal is received by Tehama, including the terms thereof. For purposes of this Section 6.2.5, "Acquisition Proposal" shall mean any (a) proposal pursuant to which any Person other than Humboldt would acquire or participate in a merger or other business combination or reorganization involving Tehama or any of its Subsidiaries; (b) proposal by which any Person or group, other than Humboldt, would acquire the right to vote ten percent (10%) or more of the capital stock of Tehama entitled to vote for the election of directors; (c) acquisition of the assets of Tehama other than in the ordinary course of business; or (d) acquisition in excess of ten percent (10%) of the outstanding capital stock of Tehama, other than as contemplated by this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent Tehama or Tehama's Board of Directors from (i) furnishing nonpublic information to, or entering into discussions or negotiations with, any Person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such Person or entity, or recommending an unsolicited bona fide written Acquisition Proposal to the shareholders of Tehama, if and only to the extent that (A) the Board of Directors of Tehama has determined and believes in good faith (after consultation with and the concurrence of its financial advisor) that such Acquisition Proposal would, if consummated, result in a transaction materially more favorable, from a financial point of view, to Tehama's shareholders than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Tehama Superior Proposal") and Tehama's Board of Directors has determined in good faith, after consultation with and based on written advice from its outside legal counsel, that such action is necessary for Tehama to comply with its fiduciary duties to shareholders under applicable law, and (B) prior to furnishing such nonpublic information to, or entering into discussions or negotiations with, such Person or entity, Tehama's Board of Directors has received from such Person or entity an executed confidentiality agreement, with terms no more favorable to such party than those contained in the Confidentiality Agreement between Tehama and Humboldt, or (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, if such Rule is applicable thereto;



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                6.2.6 Acquire or agree to acquire by merging, consolidating with, or by purchasing all or a substantial portion of the assets of, or in any other manner, any business or any Person or otherwise acquire or agree to acquire any assets which are material to Tehama, other than in the ordinary course of business consistent with prior practice;

                6.2.7 Sell, lease or otherwise dispose of any of its assets which are material, individually or in the aggregate, to Tehama, except in the ordinary course of business consistent with prior practice;

                6.2.8 Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities of Tehama or any of its Subsidiaries or guarantee any debt securities of others other than in the ordinary course of business consistent with prior practice;

                6.2.9 Enter into any Understanding, except: (a) deposits incurred, and short-term debt securities (obligations maturing within one year) issued, in its ordinary course of business consistent with prior practice, and liabilities arising out of, incurred in connection with, or related to the consummation of this Agreement; (b) commitments to make loans or other extensions of credit in the ordinary course of business consistent with prior practice; and (c) loan sales in the ordinary course of business, without any recourse, provided that no commitment to sell loans shall extend beyond the Effective Time;

                6.2.10 Make or enter into a commitment to make any loan or other extension of credit to any director, officer or employee of Tehama or any of its Subsidiaries, except in accordance with practice or policy in existence on the date of this Agreement and in compliance with all applicable laws and all applicable regulations and directives of any Governmental Entity;

                6.2.11 Except in the ordinary course of business consistent with prior practice or as required by an existing contract, and provided prior disclosure thereof has been made in Schedule 6.2.11, grant any general or uniform increase in the rates of pay of employees or employee benefits or any increase in salary or employee benefits of any officer, employee or agent or pay any bonus to any Person;

                6.2.12 Sell, transfer, mortgage, encumber or otherwise dispose of any assets or other liabilities except in the ordinary course of business consistent with prior practice or as required by any existing contract;

                6.2.13 Make the credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, or the Loan Loss Reserve policies, less stringent than those in effect on June 30, 2000 or reduce the amount of the Loan Loss Reserves or any other reserves for potential losses or contingencies;



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                6.2.14 Make any capital expenditures, or commitments with
respect thereto, except those in the ordinary course of business which do not exceed $25,000 individually or $50,000 in the aggregate;

                6.2.15 Renew, extend or amend any existing employment contract or agreement, enter into any new employment contract or agreement or make any bonus or any special or extraordinary payments to any Person except for payments under Tehama's 2000 bonus program for employees, such amount not to exceed $400,000 in the aggregate;

                6.2.16 Except in the ordinary course of business consistent with prior practice, and in compliance with applicable laws and regulations, make any material investments, by purchase of stock or securities, contributions of capital, property transfers, purchases of any property or assets or otherwise, in any other individual, corporation or other entity;

                6.2.17 Except as otherwise required to correct a prior filing, compromise or otherwise settle or adjust any assertion or claim of a deficiency in Taxes (or interest thereon or penalties in connection therewith) or file any appeal from an asserted deficiency except in a form previously approved by Humboldt, which approval will not be unreasonably withheld, in writing, or file or amend any federal, foreign, state or local Tax Return or report or make any tax election or change any method or period of accounting unless required by GAAP or applicable law and, then, only after submitting such Tax return or report or proposed Tax election or change in any method or period of accounting, to Humboldt for its approval, which it shall not unreasonably withhold or delay;

                6.2.18 Except as contemplated in this Agreement, terminate any Employee Plan or Benefit Arrangement;

                6.2.19 Change its fiscal year or methods of accounting in effect at December 31, 1999, except as required by changes in GAAP or regulatory accounting principles as concurred to by Tehama's independent public accountants;

                6.2.20 Take or cause to be taken any action which would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the IRC as a tax-free reorganization;

                6.2.21 Take or cause to be taken into OREO any commercial property without an environmental report reporting no adverse environmental condition on such property, with a copy of such report delivered to Humboldt prior to taking such property into OREO; or

                6.2.22 Take or cause to be taken any action which would disqualify the Merger from being accounted for on a "pooling of interest" basis; or

                6.2.23 Make any new elections with respect to Taxes or any changes in current elections with respect to Taxes affecting the assets owned by Tehama or its Subsidiaries. Humboldt



                                      A-50
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shall be deemed to have consented in writing to any election Tehama or its
Subsidiaries shall desire to make if: (i) the electing Person shall have notified the Chief Executive Officer of Humboldt in writing of its desire to make such election, including in such notice a reasonably complete summary of the election it desires to make and the reasons it desires to make such election at least 20 Business Days prior to the due date (including extensions thereof) for filing such election; and (ii) Humboldt shall not have responded in writing to such notice by the fifth Business Day prior to the due date (including extensions thereof) for filing such election.

        Section 6.3 Affirmative Conduct of Humboldt. During the period from the date of execution of this Agreement through the Effective Time, Humboldt shall carry on its business, and shall cause each of its respective Subsidiaries to carry on its business, in the ordinary course in substantially the manner in which heretofore conducted, subject to changes in law applicable to all California state-chartered banks, industrial loan companies or all member and/or nonmember banks insured by the FDIC, as applicable, and directives from regulators (except to the extent Tehama shall otherwise consent in writing), and use all commercially reasonable efforts to preserve intact its business organization, keep available the services of its officers and employees, (other than terminations in the ordinary course of business) and preserve its relationships with customers, depositors, suppliers and others having business dealings with it; and, to these ends, shall fulfill each of the following:

                6.3.1 Use its commercially reasonable efforts, or cooperate with others, to expeditiously bring about the satisfaction of the conditions specified in Article 7 hereof;

                6.3.2 Advise Tehama promptly in writing of any change that would have a Material Adverse Effect on its capital structure, consolidated financial condition, consolidated assets, consolidated results of operations, business or prospects or of any matter which would make the representations and warranties set forth in Article 4 hereof not true and correct in any material respect as of the effective date of the Registration Statement and at the Effective Time;

                6.3.3 Keep in full force and effect all of its existing material permits and licenses and those of its Subsidiaries;

                6.3.4 Use its commercially reasonable efforts to maintain insurance or bonding coverage on all material properties for which it is responsible and on its business operations, and carry not less than the same coverage for fidelity, public liability, personal injury, property damage and other risks equal to that which is in effect as of the date of this Agreement; and notify Tehama in writing promptly of any facts or circumstances which could affect its ability, or that of any of its Subsidiaries, to maintain such insurance or bonding coverage;

                6.3.5 Perform its contractual obligations and not breach or come into default on any of such obligations, and not amend, modify, or, except as they may be terminated in accordance with their terms, terminate any Understanding or materially default in the performance of any of its obligations under any Understanding where such default would have a Material Adverse Effect on Humboldt;



                                      A-51
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                6.3.6 Duly observe and conform to all legal requirements
applicable to its business, except for any failure to so observe and conform that would not, individually or in the aggregate, and, in the future will not, have a Material Adverse Effect on Humboldt;

                6.3.7 Duly and timely file as and when due all reports and Returns required to be filed with any Governmental Entity;

                6.3.8 Maintain its tangible assets and properties in good condition and repair, normal wear and tear excepted in accordance with prior practices;

                6.3.9 Promptly advise Tehama in writing of any event or any other transaction within the Knowledge of Humboldt, whereby any Person or related group of Persons acquires, after the date of this Agreement, directly or indirectly, record or beneficial ownership (as defined in Rule 13d-3 promulgated by the SEC pursuant to the Exchange Act) or control of 5% or more of the outstanding shares of Humboldt Common Stock either prior to or after the record date fixed for the Humboldt shareholders' meeting or any adjourned meeting thereof to approve the transactions contemplated herein;

                6.3.10 (a) Maintain a Loan Loss Reserve at a level which is adequate to provide for all known and reasonably expected losses on loans, leases and other extensions of credit outstanding and other inherent risks in Humboldt's or Humboldt Bank's, Capitol Valley Bank's and Capitol Thrift & Loan's, portfolio of loans and leases, in accordance with GAAP and applicable regulatory accounting principles and banking laws and regulations;

                        (b) Charge off all loans, receivables and other assets, or portions thereof, deemed uncollectible in accordance with GAAP, regulatory accounting principles, and applicable law or regulation, or which have been classified as "loss" or as directed by any regulatory authority, unless such classification or direction has been disregarded in good faith by Humboldt or Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan, Humboldt or Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan, has submitted in writing to such regulatory authority the basis upon which it has so disregarded such classification or direction, and such regulatory authority retracts its direction requiring such charge-off;

                6.3.11 Furnish to Tehama, as soon as practicable, and in any event within fifteen days after it is prepared: (i) a copy of any report submitted to the Board of Directors of Humboldt or Humboldt Bank, Capitol Valley Bank and Capitol Thrift & Loan, and access to the working papers related thereto, provided, however, that Humboldt need not furnish Tehama any materials relating to deliberations of Humboldt's Board of Directors with respect to its approval of this Agreement, communications of Humboldt's legal counsel with the Board of Directors or officers of Humboldt regarding Humboldt's rights against or obligations to Tehama or its Subsidiaries under this Agreement, or books, records and documents covered by the attorney-client privilege or which are attorneys' work product; (ii) copies of all material reports, renewals, filings, certificates, statements, correspondence and other documents specific to Humboldt or it Subsidiaries, or filed with or



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received from any Federal Reserve Bank, the FDIC, the SEC, the CDFI or any
Governmental Entity; (iii) monthly unaudited balance sheets, statements of income and changes in shareholders' equity for Humboldt and its Subsidiaries, and quarterly unaudited balance sheets, statements of income and changes in shareholders' equity for Humboldt and its Subsidiaries, in each case prepared on a basis consistent with past practice; and (iv) such other reports as Tehama may reasonably request (which are otherwise deliverable under this Section 6.3.11) relating to Humboldt. Each of the financial statements of Humboldt or its Subsidiaries, delivered pursuant to this Section 6.3.11 shall be accompanied by a certificate of the Chief Financial Officer of Humboldt or its Subsidiaries, to the effect that such financial statements fairly present the financial information presented therein of Humboldt or its Subsidiaries, for the periods covered, subject to recurring adjustments normal in nature and amount, necessary for a fair presentation and are prepared on a basis consistent with past practice;

                6.3.12 Humboldt agrees that through the Effective Time, as of their respect dates, (i) each Humboldt Filing will be true and complete in all material respects; and (ii) each Humboldt Filing will comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any of such Humboldt Filings that is intended to present the financial position of Humboldt, on a consolidated basis, during the periods involved to which it relates will fairly present in all material respects the financial position of Humboldt, on a consolidated basis, and will be prepared in accordance with GAAP or consistent with applicable regulatory accounting principles and banking law and regulations, except as stated therein;

                6.3.13 Maintain reserves for contingent liabilities in accordance with GAAP or applicable regulatory accounting principles and consistent with past practices;

                6.3.14 Promptly notify Tehama of the filing, or threatened filing, of any litigation, or the filing or threatened filing of any government or regulatory action, including an investigation or notice of investigation, or similar proceeding or notice of any material claims against Humboldt or any of its assets, which is expected to have a Material Adverse Effect on Humboldt and its Subsidiaries taken as a whole;

                6.3.15 Inform Tehama of the amounts and categories of any loans, leases or other extensions of credit, or other assets, that have been classified by any bank regulatory authority or by any subsidiary of Humboldt, as Classified Assets. Humboldt will furnish to Tehama, as soon as practicable, and in any event within fifteen days after the end of each calendar month, schedules including the following: (i) Classified Assets by type (including each credit or other asset in an amount equal to or greater than $10,000), and its classification category; (ii) nonaccrual credits by type (including each credit in an amount equal to or greater than $10,000); (iii) renegotiated loans by type (loans on which interest has been renegotiated to lower than market rates because of the financial condition of the borrowers); (iv) delinquent credits by type (including each delinquent



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credit in an amount equal to or greater than $10,000), including an aging into
30-89 and 90+ day categories; (v) loans or leases or other assets charged off, in whole or in part, during the previous month by type (including each such loan or lease or other asset in an amount equal to or greater than $10,000); and (vi) OREO or assets owned stating with respect to each its type; and

                6.3.16 Furnish to Tehama, upon Tehama's request, schedules with respect to the following: (i) participating loans and leases, stating, with respect to each, whether it is purchased or sold and the loan or lease type;
(ii) loans or leases (including any commitments) by Humboldt to any director or officer (at or above the Vice President level) of Humboldt or any of its Subsidiaries, or to any Person holding 5% or more of the capital stock of Humboldt, including, with respect to each such loan or lease, the identity and, to the best Knowledge of Humboldt, the relation of the borrower to Humboldt or its subsidiary, the loan or lease type and the outstanding and undrawn amounts; and (iii) standby letters of credit, by type, (including each letter of credit in a face amount equal to or greater than $10,000).

        Section 6.4 Negative Covenants of Humboldt. During the period from the date of execution of this Agreement through the Effective Time, Humboldt agrees that without Tehama's prior written consent, it shall not and its Subsidiaries shall not:

                6.4.1 (a) Declare or pay any dividend on, other than regular cash dividends consistent with past practices, or make any other distribution in respect of any of its capital stock; (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or
(c) repurchase or otherwise acquire any shares of its capital stock;

                6.4.2 Take any action that would or might result in any of the representations and warranties of Humboldt set forth in the Agreement becoming untrue in any material respect or any of the conditions to the Merger set forth in Article 7 not being satisfied, except to the extent such actions are required to be undertaken by applicable law, regulation or at the direction of any Regulatory Authority;

                6.4.3 Issue, deliver, sell, or grant, or authorize the issuance, delivery, sale or grant of, or purchase, any shares of the capital stock of Humboldt or any securities convertible or exercisable into or exchangeable for such capital stock, or any rights, warrants or options, including options under any stock option plans or enter into any agreements to do any of the foregoing, except in connection with the issuance of Humboldt Common Stock pursuant to the exercise of Humboldt Stock Options or pursuant to the proposed acquisition of another financial entity identified by Humboldt in writing to Tehama prior to the execution of the Agreement;

                6.4.4 Amend its Articles of Incorporation or Bylaws, except as required by applicable law or by the terms of this Agreement;



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

                6.4.5 Sell, lease or otherwise dispose of any of its assets which are material, individually or in the aggregate, to Humboldt, except in the ordinary course of business consistent with prior practice;

                6.4.6 Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities of Humboldt or any of its Subsidiaries or guarantee any debt securities of others other than in the ordinary course of business consistent with prior practice;

                6.4.7 Sell, transfer, mortgage, encumber or otherwise dispose of any assets or other liabilities except in the ordinary course of business consistent with prior practice or as required by any existing contract;

                6.4.8 Make the credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, or the Loan Loss Reserve policies, less stringent than those in effect on June 30, 2000 or reduce the amount of the Loan Loss Reserves or any other reserves for potential losses or contingencies;

                6.4.9 Except in the ordinary course of business consistent with prior practice, and in compliance with applicable laws and regulations, make any material investments, by purchase of stock or securities, contributions of capital, property transfers, purchases of any property or assets or otherwise, in any other individual, corporation or other entity;

                6.4.10 Except as otherwise required to correct a prior filing, compromise or otherwise settle or adjust any assertion or claim of a deficiency in Taxes (or interest thereon or penalties in connection therewith) or file any appeal from an asserted deficiency except in a form previously approved by Tehama, in writing, or file or amend any federal, foreign, state or local Tax Return or report or make any tax election or change any method or period of accounting unless required by GAAP or applicable law and, then, only after submitting such Tax return or report or proposed Tax election or change in any method or period of accounting, to Tehama for its approval, which it shall not unreasonably withhold or delay;

                6.4.11 Change its fiscal year or methods of accounting in effect at December 31, 1999, except as required by changes in GAAP or regulatory accounting principles as concurred to by Humboldt's independent public accountants;

                6.4.12 Authorize or knowingly permit any of its representatives, directly or indirectly, to solicit or encourage any Acquisition Proposal (as hereinafter defined) or participate in any discussions or negotiations with, or provide any nonpublic information to, any Person or group of persons (other than Tehama, and its representatives) concerning any such solicited Acquisition Proposal. Humboldt shall notify Tehama immediately if any inquiry regarding an Acquisition Proposal is received by Humboldt, including the terms thereof. For purposes of this Section 6.4.12, "Acquisition Proposal" shall mean any (a) proposal pursuant to which any Person other than Tehama



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

would acquire or participate in a merger or other business combination or reorganization involving Humboldt; (b) proposal by which any Person or group, other than Tehama, would acquire the right to vote ten percent (10%) or more of the capital stock of Humboldt entitled to vote for the election of directors;
(c) acquisition of the assets of Humboldt other than in the ordinary course of business; or (d) acquisition in excess of ten percent (10%) of the outstanding capital stock of Humboldt other than as contemplated by this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent Humboldt or its Board of Directors from (i) furnishing nonpublic information to, or entering into discussions or negotiations with, any Person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such Person or entity, or recommending an unsolicited bona fide written Acquisition Proposal to the shareholders of Humboldt, if and only to the extent that (A) the Board of Directors of Humboldt has determined and believes in good faith (after consultation with and the concurrence of its financial advisor) that such Acquisition Proposal would, if consummated, result in a transaction materially more favorable, from a financial point of view, to Humboldt's shareholders than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Humboldt Superior Proposal") and Humboldt's Board of Directors has determined in good faith, after consultation with and based on written advice from its outside legal counsel, that such action is necessary for Humboldt to comply with its fiduciary duties to shareholders under applicable law, and (B) prior to furnishing such nonpublic information to, or entering into discussions or negotiations with, such Person or entity, Humboldt's Board of Directors received from such Person or entity an executed confidentiality agreement, with terms no more favorable to such party than those contained in the Confidentiality Agreement between Tehama and Humboldt, or (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, if such Rule is applicable thereto;

                6.4.13 Take or cause to be taken any action which would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the IRC as a tax-free reorganization;

                6.4.14 Take or cause to be taken into OREO any commercial property without an environmental report reporting no adverse environmental condition on such property, with a copy of such report delivered to Tehama prior to taking such property into OREO; or

                6.4.15 Take or cause to be taken any action which would disqualify the Merger from being accounted for on a "pooling of interest" basis; or

                6.4.16 Make any new elections with respect to Taxes or any changes in current elections with respect to Taxes affecting the assets owned by Humboldt or its Subsidiaries. Tehama shall be deemed to have consented in writing to any election Humboldt or its Subsidiaries shall desire to make if:
(i) the electing Person shall have notified the Chief Executive Officer of Tehama in writing of its desire to make such election, including in such notice a reasonably complete summary of the election it desires to make and the reasons it desires to make such election at least 20 Business Days prior to the due date (including extensions thereof) for filing such election; and

(ii) Tehama shall not have responded in writing to such notice by the fifth Business Day prior to the due date (including extensions thereof) for filing such election.

                6.4.17 Humboldt agrees to file a registration statement for or otherwise register with the Securities and Exchange Commission the stock options of Tehama outstanding at the Closing and the related common stock of Humboldt promptly after the Closing.


                   ARTICLE 7. CONDITIONS PRECEDENT TO CLOSING

        Section 7.1 Conditions to the Parties' Obligations. The obligations of all the parties to this Agreement to effect the Merger shall be subject to the fulfillment of the following conditions:

                7.1.1 This Agreement, the Merger Agreement and the Merger shall have been validly approved by the holders of a majority of the outstanding shares of Tehama Common Stock and Humboldt Common Stock entitled to vote;

                7.1.2 All permits, approvals and consents required to be obtained, and all waiting periods required to expire, prior to the consummation of the Merger under applicable federal laws of the United States or applicable laws of any state having jurisdiction over the transactions contemplated by this Agreement and the Merger Agreement shall have been obtained or expired, as the case may be (all such permits, approvals and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals"), without the imposition of any condition which in the reasonable judgment of any party to be affected by such condition is materially burdensome upon such party or its respective Affiliates or the Surviving Corporation;

                7.1.3 There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity which: (i) makes the consummation of the Merger illegal; (ii) requires the divestiture by Humboldt of any material asset or of a material portion of the business of Humboldt; or (iii) imposes any condition upon Humboldt or its Subsidiaries (other than general provisions of law applicable to all banks and bank holding companies) which in the judgment of Humboldt would be materially burdensome;

                7.1.4 The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and shall remain in effect. No legal, administrative, arbitration, investigatory or other proceeding by any Governmental Entity or any other Person shall have been instituted and, at what otherwise would have been the Effective Time, remain pending by or before any Governmental Entity to restrain or prohibit the transactions contemplated hereby;

                7.1.5 Humboldt and Tehama shall have received an opinion from Bartel Eng & Schroder, dated the Effective Time, subject to assumptions and exceptions normally included, and in form and substance reasonably satisfactory to Humboldt and Tehama, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and that Humboldt and Tehama will each be a party to that reorganization within the meaning of Section 368(b) of the IRC;

                7.1.6 Humboldt and Tehama shall have received from Richardson & Co., who are the independent public accountants of Humboldt, letters, dated at the effective date of the Registration Statement and at the Effective Time, in form and substance satisfactory to Humboldt and Tehama that the Merger may be accounted for as a pooling of interests;

                7.1.7 Humboldt and Tehama shall have received opinions of counsel for the other party in substantially the forms previously agreed to by the parties as set forth in Exhibits 7.1.7A and 7.1.7B, respectively, dated as of the Closing Date;

                7.1.8 No action, suit or proceeding shall have been instituted or threatened before any court or governmental body seeking to challenge or restrain the transactions contemplated by this Agreement or the Merger Agreement which presents a substantial risk that such transactions will be restrained or that either party hereto may suffer material damages or other relief as a result of consummating such transactions; and

                7.1.9 The holders of less than 10% of the outstanding shares of Tehama Common Stock shall have exercised dissenters' rights. Dissenters of Humboldt shall be included in such calculation. Dissenters' rights shall be deemed to be exercised to the extent at the Effective Time the holder of such shares have complied with the California Corporations Code concerning dissenters' rights.

        Section 7.2 Conditions to Humboldt's Obligations. The obligations of Humboldt to effect the Merger shall be subject to the fulfillment (or waiver, in writing, by Humboldt) of the following conditions:

                7.2.1 Except as otherwise provided in this Section 7.2, (a) the representations and warranties of Tehama contained in Article 3 shall be true in all material respects as of the Effective Time as though made at the Effective Time, except to the extent they expressly refer to an earlier time and except where the failure to be true, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on the Surviving Corporation or Tehama Bank, or upon the consummation of the transactions contemplated hereby; (b) Tehama shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time, except where the failure to so perform and comply, individually or in the aggregate, would not have or would not be reasonably likely to have a Material Adverse Effect on Tehama or Tehama Bank, or upon the consummation of the transactions contemplated hereby; (c) none of the events or conditions entitling Humboldt to terminate this Agreement under Article 8 shall have occurred and be continuing; and (d) Tehama shall have delivered to Humboldt certificates dated the date of the



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

Effective Time and signed by the President and Chief Executive Officer to the effect set forth in Subsections 7.2.1(a), (b) and (c);

                7.2.2 There shall have been obtained, without the imposition of any material burden or restriction on any of the parties hereto not in existence on the date hereof, each consent to the consummation of the Merger required to be obtained from any Person under any agreement, contract or license to which Tehama is a party or by or under which it is bound or licensed, the withholding of which might have a Material Adverse Effect on Tehama, the Surviving Corporation or Humboldt at or following the Effective Time, or on the transactions contemplated by this Agreement;

                7.2.3 Tehama shall have delivered its Closing Schedules to Humboldt on the day immediately preceding the Closing Date and none of such Closing Schedules shall reflect any item that was not on the Tehama Schedules (or in the Tehama Financial Statements) delivered on the date of execution of this Agreement that has had, would have, or could be reasonably likely to have, a Material Adverse Effect on Tehama, the Surviving Corporation or Humboldt at or after the Effective Time, or on the consummation of the transactions contemplated hereby;

                7.2.4 Between the date of this Agreement and the Effective Time, no event or circumstance shall have occurred which has had or could reasonably be expected to have a Material Adverse Effect on Tehama, or its Subsidiaries, and Humboldt shall have received a certificate signed on behalf of Tehama by the President and Chief Executive Officer of Tehama to such effect;

                7.2.5 Counsel for Humboldt shall have approved, in the exercise of counsel's reasonable discretion, the validity of all transactions herein contemplated, as well as the form and substance of all opinions, certificates, instruments of transfer and other documents to be delivered to Humboldt hereunder or that are reasonably requested by such counsel;

                7.2.6 The sale of the Humboldt Common Stock resulting from the Merger shall have been qualified or registered with the appropriate State securities law or "blue sky" regulatory authorities of all States in which qualification or registration is required under the State securities laws, and such qualifications or registration shall not have been suspended or revoked;

                7.2.7 Tehama shall have delivered to Humboldt not later than the date of this Agreement all of the executed Affiliate Agreements in the form attached hereto as Exhibit 5.3;

                7.2.8 None of Tehama or any of its Subsidiaries shall be subject to any memorandum of understanding, cease and desist order, or other agreement with any Governmental Entity restricting the conduct of any of their respective businesses, prospects and operations, so as to have a Material Adverse Effect;

                7.2.9 The fairness opinion (the "Humboldt Fairness Opinion") to be commissioned by Humboldt's Board of Directors shall provide that the terms of the Merger, from a financial



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standpoint, are fair to the shareholders of Humboldt, and shall not have been revoked, at any time prior to the meeting of Humboldt's shareholders at which the Merger is to be voted on;

                7.2.10 All of Tehama's director-shareholders shall have delivered to Humboldt on the date of this Agreement the Director-Shareholder Agreements in the form attached hereto as Exhibit 7.2.10.

        Section 7.3 Conditions to Tehama's Obligations. The obligations of Tehama to effect the Merger shall be subject to the fulfillment (or waiver, in writing, by Tehama) of the following conditions:

                7.3.1 Except as otherwise provided in this Section 7.3, (a) the representations and warranties of Humboldt contained in Article 4 shall be true in all material respects as of the Effective Time as though made at the Effective Time, except to the extent they expressly refer to an earlier time and except where the failure to be true, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on Humboldt and its Subsidiaries, taken as a whole, or upon consummation of the transactions contemplated hereby; (b) Humboldt shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with it prior to or at the Effective Time, except where the failure to so perform and comply, individually or in the aggregate, would not have or would not be reasonably likely to have a Material Adverse Effect on Humboldt and its Subsidiaries, taken as a whole, or upon the consummation of the transactions contemplated hereby; (c) none of the events or conditions entitling Tehama to terminate this Agreement under Article 8 shall have occurred and be continuing; and (d) Humboldt shall have delivered to Tehama certificates dated the date of the Effective Time and signed by a duly authorized officer to the effect set forth in Subsections 7.3.1(a), (b) and (c);

                7.3.2 Counsel for Tehama shall have approved, in the exercise of counsel's reasonable discretion, the validity of all transactions herein contemplated, as well as the form and substance of all opinions, certificates, instruments of transfer and other documents to be delivered to Tehama hereunder or that are reasonably requested by such counsel;

                7.3.3 There shall not have been any change in the consolidated financial condition, aggregate consolidated net assets, shareholders' equity, business, or consolidated operating results of Humboldt and its Subsidiaries, taken as a whole, from December 31, 1999 to the Effective Time that results in a Material Adverse Effect as to Humboldt and its Subsidiaries, taken as a whole;

                7.3.4 Humboldt has taken such action as appropriate to convert Tehama Stock Options to Humboldt Stock Options adjusted for the Conversion Rate;

                7.3.5 Prior to the Closing Date, Humboldt shall have taken all corporate action required to effectuate the appointment of the four individuals named on Schedule 2.9 hereto to its Board of Directors effective immediately after the Effective Time and to place in nomination such



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individuals as directors of Humboldt for election at Humboldt's annual meeting of shareholders in 2001;

                7.3.6 Humboldt shall have delivered its Closing Schedules to Tehama on the day immediately preceding the Closing Date and none of such Closing Schedules shall reflect any item that was not on the Humboldt Schedules (or in the Humboldt Financial Statements) delivered on the date of execution of this Agreement that has had, or would have a Material Adverse Effect on Humboldt and its Subsidiaries, taken as a whole, at or after the Effective Time, or on the consummation of the transactions contemplated hereby;

                7.3.7 The fairness opinion (the "Tehama Fairness Opinion") to be commissioned by Tehama's Board of Directors shall provide that the terms of the Merger, from a financial standpoint, are fair to the shareholders of Tehama, and shall not have been revoked, at any time prior to the meeting of Tehama's shareholders at which the Merger is to be voted on;

                7.3.8 The sale of the Humboldt Common Stock resulting from the Merger shall have been qualified or registered with the appropriate State securities law or "blue sky" regulatory authorities of all States in which qualification or registration is required under the State securities laws, and such qualifications or registration shall not have been suspended or revoked; and

                7.3.9 None of Humboldt or any of its Subsidiaries shall be subject to any memorandum of understanding, cease and desist order, or other agreement with any Governmental Entity restricting the conduct of any of their respective businesses, prospects and operations, so as to have a Material Adverse Effect.

                7.3.10 All of Humboldt's director-shareholders shall have delivered to Tehama on the date of this Agreement the Director-Shareholder Agreements in the form attached hereto as Exhibit 7.3.10.


                 ARTICLE 8. TERMINATION, AMENDMENTS AND WAIVERS

        Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

                8.1.1 By mutual consent of the Boards of Directors of Humboldt and Tehama;

                8.1.2 By Humboldt or Tehama upon the failure to satisfy any conditions specified in Section 7.1, if such failure is not caused by any action or inaction of the party requesting termination of this Agreement;



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                8.1.3 By Humboldt or Tehama if an Acquisition Event involving the other party shall have occurred;

                8.1.4 By Tehama if there shall have been a material breach of any of the representations or warranties of Humboldt set forth in this Agreement, which breach, in the reasonable opinion of Tehama, by its nature cannot be cured or is not cured prior to the Closing and which breach would, in the reasonable opinion of Tehama, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on Humboldt and its Subsidiaries, taken as a whole, or upon the consummation of the transactions contemplated hereby;

                8.1.5 By Humboldt if there shall have been a material breach of any of the representations or warranties of Tehama set forth in this Agreement, which breach, in the reasonable opinion of Humboldt, by its nature cannot be cured or is not cured prior to the Closing and which breach would, in the reasonable opinion of Humboldt, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on Tehama and its Subsidiaries, taken as a whole, or upon the consummation of the transactions contemplated hereby;

                8.1.6 By Tehama after the occurrence of a Default by Humboldt and the continuance of such Default for a period of 20 Business Days after written notice of such Default, if such Default, in the reasonable opinion of Tehama, cannot be cured prior to the Closing or, even though curable by the Closing, it is not cured prior to the Closing;

                8.1.7 By Humboldt after the occurrence of a Default by Tehama and the continuance of such Default for a period of 20 Business Days after written notice of such Default, if such Default, in the reasonable opinion of Humboldt, cannot be cured prior to the Closing or, even though curable by the Closing, it is not cured prior to the Closing;

                8.1.8 By Humboldt if the Closing Schedules delivered by Tehama disclose the occurrence of an event or the existence of any facts or circumstances, not disclosed in the Schedules or the Tehama Financial Statements delivered to Humboldt on or before the date hereof, that has had or could reasonably be expected to have a Material Adverse Effect on Tehama and its Subsidiaries, taken as a whole, or after the Effective Time, on Humboldt, or on the consummation of the transactions contemplated hereby (a "Tehama Material Adverse Event");

                8.1.9 By Tehama if the Closing Schedules delivered by Humboldt disclose the occurrence of an event or the existence of any facts or circumstances, not disclosed in the Schedules or the Humboldt Financial Statements delivered to Tehama on or before the date hereof, that has had or could reasonably be expected to have a Material Adverse Effect on Humboldt and its Subsidiaries, taken as a whole, or on the consummation of the transactions contemplated hereby (a "Humboldt Material Adverse Event");

                8.1.10 By Tehama upon the failure of any of the conditions specified in Section 7.3 to have been satisfied prior to March 31, 2001;



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                8.1.11 By Humboldt upon the failure of any of the conditions specified in Section 7.2 to have been satisfied prior to March 31, 2001; or

                8.1.12 By Humboldt or Tehama in the event the Humboldt Average Trading Price is below $9.75 and the parties do not renegotiate the Conversion Rate.

        Section 8.2 Effect of Termination; Survival. Except as provided in
Section 8.5, no termination of this Agreement as provided in Section 8.1 for any reason or in any manner shall release, or be construed as so releasing, any party hereto from its obligations pursuant to Sections 5.1.4, 5.5, 8.5 or 9.5 hereof or from any liability or damage to any other party hereto arising out of, in connection with, or otherwise relating to, directly or indirectly, said party's material breach, Default or failure in performance of any of its covenants, agreements, duties or obligations arising hereunder, or any breaches of any representation or warranty contained herein arising prior to the date of termination of this Agreement.

        Section 8.3 Amendment. This Agreement may be amended by the parties hereto, at any time before or after approval hereof by the shareholders of Tehama and Humboldt; provided, however, that after any such approval by such shareholders, no amendments shall be made which by law require further approval by such shareholders without such further approval.

        Section 8.4 Waiver. Any term or provision of this Agreement, other than regulatory approval or any of the provisions required by law, may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof.

        Section 8.5 Liquidated Damages; Cancellation Fee.

                8.5.1 In the event of the occurrence of (i) an Acquisition Event involving Tehama, then Tehama shall pay to Humboldt the sum of One Million Five Hundred Thousand Dollars ($1,500,000) in cash and Tehama shall issue to Humboldt shares of Tehama Common Stock pursuant to the Tehama Stock Option Agreement dated September 12, 2000; or (ii) an Acquisition Event involving Humboldt then Humboldt shall pay to Tehama the sum of One Million Five Hundred Thousand Dollars ($1,500,000) in cash and Humboldt shall issue to Tehama shares of Humboldt Common Stock pursuant to the Humboldt Stock Option Agreement dated September 12, 2000.

                8.5.2 In the event of termination of this Agreement by Tehama pursuant to Section 8.1.10 as a result of the revocation of the Tehama Fairness Opinion; or a termination of this Agreement by Humboldt pursuant to Section
8.1.5 (breach of representations or warranties of Tehama) or Section 8.1.7 (Default) or Section 8.1.8 (disclosure in the Closing Schedules of a Tehama Material Adverse Event), where such breach of representation or warranty, Default or Tehama Material Adverse Event shall have been caused in whole or in material part by any action or inaction within the control of Tehama or any of its Subsidiaries, or any of their directors or executive officers (it being understood that any breach or Default or Tehama Material Adverse Event



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that occurred after the date of this Agreement and was outside of the control of
Tehama and its Subsidiaries, and the directors and executive officers thereof, such as, by way of example only, the filing of a lawsuit against Tehama, shall not come within this Section 8.5.2), then, Tehama shall pay to Humboldt the sum of Five Hundred Thousand Dollars ($500,000), in cash; provided, however, that if an Acquisition Event occurs involving Tehama within one hundred eighty (180) days following any termination by Humboldt to which this Section 8.5.2 applies, Tehama shall pay to Humboldt an additional Two Hundred Fifty Thousand Dollars ($250,000).

                8.5.3 In the event of the termination of this Agreement by Humboldt pursuant to Section 8.1.11 as a result of the revocation of the Humboldt Fairness Opinion; or a termination of this Agreement by Tehama pursuant to Section 8.1.4 (breach of representations and warranties of Humboldt) or
Section 8.1.6 (Default), or Section 8.1.9 (disclosure in Closing Schedules of a Humboldt Material Adverse Event), where such breach of representation or warranty, or such Default or Humboldt Material Adverse Event shall have been caused in whole or in material part by any action or inaction within the control of Humboldt or any of its Subsidiaries, or any of their directors or executive officers (it being understood that any action or inaction outside of the control of Humboldt, its Subsidiaries and their directors and executive officers, such as, by way of example only, the filing of a lawsuit against Humboldt, shall not come within this Section 8.5.3), then, Humboldt shall pay to Tehama the sum of Five Hundred Thousand Dollars ($500,000), in cash; provided, however, that if an Acquisition Event occurs involving Humboldt within one hundred eighty (180) days following any termination by Tehama to which this Section 8.5.3 applies, Humboldt shall pay to Tehama an additional Two Hundred Fifty Thousand Dollars ($250,000).

                8.5.4 The parties have determined that the occurrence of any of the events or circumstances set forth in Sections 8.5.1, 8.5.2 and 8.5.3 would cause a substantial damage and loss and lost business opportunities to the party terminating this Agreement as a result thereof and that the payments contemplated by Sections 8.5.1, 8.5.2 and 8.5.3 above provide reasonable and fair compensation for such damage, loss and lost business opportunities and are not intended to be and do not constitute a penalty or forfeiture. Such payments will be made within 10 Business Days following a termination of the Agreement that gives rise to the payment of such liquidated damages pursuant to Sections 8.5.1, 8.5.2 or 8.5.3, as applicable. Upon the making and receipt of payments due under this Section 8.5, neither party, nor any Affiliates of any party, shall have any further obligation or liability of any kind under this Agreement to the other party, except pursuant to Section 5.1.4, 5.5 and 9.5.

                8.5.5 In the event of the termination of this Agreement by Humboldt or Tehama for any reason other than as specified in Sections 8.5.1,
8.5.2 or 8.5.3 above, none of the parties hereto, nor any Affiliates of any such parties, shall have any further obligation or liability of any kind to the other party, except pursuant to Sections 5.1.4, 5.5 and 9.5.



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                          ARTICLE 9. GENERAL PROVISIONS

        Section 9.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time or to a termination of this Agreement.

        Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested), sent by confirmed overnight courier or telecopied (with electronic confirmation and verbal confirmation for the person to whom such telecopy is addressed), on the date such notice is so delivered, mailed or sent, as the case may be, to the parties at the following addresses (or any such other address for a party as shall be specified by like notice):

        If to Tehama at:
                             Tehama Bancorp
                             239 S. Main St.
                             Red Bluff, California  96080
                             Fax No. (530) 528-3020
                             Attention: William P. Ellison, President/CEO

        with a copy to:
                             Shapiro, Buchman, Provine & Patton  LLP
                             1333 North California Boulevard, Suite 350
                             Walnut Creek, California  94596
                             Fax No. (925) 948-9701
                             Attention:  John W. Carr, Esq.

        If to Humboldt at:
                             Humboldt Bancorp
                             701 Fifth Street
                             Eureka, California 95501
                             Fax No. (707) 441-0214
                             Attention: Theodore S. Mason, President/CEO

        with a copy to:
                             Gary Steven Findley & Associates
                             1470 North Hundley Street
                             Anaheim, California 92806
                             Fax No. (714) 630-7910
                             Attention: Gary Steven Findley, Esq.



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        Section 9.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        Section 9.4 Entire Agreement/No Third Party Rights/Assignment. This Agreement (including the documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder; (c) shall not be assigned by a party, by operation of law or otherwise, without the consent of the other parties; and (d) subject to the foregoing, shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.

        Section 9.5 Nondisclosure of Agreement. Humboldt and Tehama agree, except as required by law or the rules of the NASDAQ, so long as this Agreement is in effect, not to issue any public notice, disclosure or press release with respect to the transactions contemplated by this Agreement without seeking the consent of the other party, which consent shall not be unreasonably withheld.

        Section 9.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to any applicable conflicts of law.

        Section 9.7 Headings/Table of Contents. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 9.8 Enforcement of Agreement. The parties hereto agree that irreparable damage will occur in the event that any of the provisions of this Agreement or the Merger Agreement is not performed in accordance with its specific terms or is otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the State of California or any state having jurisdiction, this being in addition to any remedy to which they are entitled at law or in equity.

        Section 9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        Section 9.10 Attorneys' Fees. If any legal action or any arbitration upon mutual agreement is brought for the enforcement of this Agreement or because of an alleged dispute, breach or default



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in connection with this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and other costs and expenses incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

IN WITNESS WHEREOF, Humboldt and Tehama have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

HUMBOLDT BANCORP                                   TEHAMA BANCORP

By: /s/  Theodore S. Mason                         By: /s/   William Ellison



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                                   APPENDIX B

February 5, 2001

Members of the Board of Directors
Tehama Bancorp
239 S. Main Street
Red Bluff, CA 96080-0890

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Tehama Bancorp ("Tehama") of the Conversion Ratio as defined in Section 2.1(a) of the Agreement and Plan of Reorganization dated as of September 20, 2000 (the "Agreement"), in the proposed merger (the "Merger") of Humboldt Bancorp ("Humboldt") and Tehama. On the Effective Time (as such term is defined in the Agreement), each share of Tehama Common Stock will be converted into the right to receive 1.775 shares of Humboldt Common Stock subject to adjustment as defined in the Agreement.

In arriving at our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement; (ii) certain publicly available financial and other data with respect to Humboldt and Tehama, including consolidated financial statements for recent years and interim periods to June 30, 2000; (iii) certain other publicly available financial and other information concerning Humboldt and Tehama and the trading markets for the publicly traded securities of Humboldt and Tehama; (iv) publicly available information concerning other banks and bank holding companies, the trading markets for their securities and the nature and terms of certain other merger transactions we believed relevant to our inquiry; and (v) evaluations and analyses prepared and presented to the Board of Directors of Tehama or a committee thereof in connection with the Merger. We have held discussions with senior management of Humboldt and Tehama concerning the companies' past and current operations, financial condition and prospects.

We have reviewed with the senior management of Tehama earnings projections for Tehama as a stand-alone entity, assuming the Merger does not occur. We have also reviewed with the management of Humboldt earnings projections for Humboldt as a stand-alone entity, assuming the Merger does not occur. Certain financial projections for the combined companies and for Tehama and Humboldt as stand-alone entities were derived by us based partially upon the projections and information described above, as well as our own assessment of general economic, market and financial conditions.

In conducting our review and in arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and we have not assumed any responsibility for independent verification of the same. We have relied on advice of counsel and independent accountants as to all legal and financial reporting matters with respect to Humboldt, Tehama, the Merger and the Agreement. We have relied upon the managements of Tehama and Humboldt as to the reasonableness of the financial and operating forecasts, projections and projected operating cost savings (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts, projections and projected operating cost savings reflect the best currently available estimates and judgments of the applicable managements. We have also assumed, without assuming any responsibility for the independent verification of same, that the aggregate allowances for loan losses for Tehama and Humboldt are adequate to cover such losses. We have not made or obtained any evaluations or appraisals of the property of Tehama or Humboldt, nor have we examined any individual loan credit files. For purposes of this opinion, we have assumed that the

Tehama Bancorp
February 5, 2001
Page 2

Merger will have the tax, accounting and legal effects (including, without limitation, that the Merger will be accounted for as a pooling of interests) described in the Agreement. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of the Common Stock of Tehama of the Conversion Ratio in the Merger and does not address Tehama's underlying business decision to proceed with the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of Tehama and Humboldt, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders' equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for Tehama and for Humboldt; (ii) the assets and liabilities of Tehama and Humboldt, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

It is understood that this letter is for the information of the Board of Directors of Tehama. This letter does not constitute a recommendation to the Board of Directors or to any shareholder of Tehama with respect to any approval of the Merger. This opinion is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent, which consent is hereby granted.

Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the Conversion Ratio in the Merger is fair, from a financial point of view, to the holders of the Common Stock of Tehama.

Very truly yours,
/s/ Dain Rauscher Wessels

                                   APPENDIX C

February 5, 2001


Board of Directors
Humboldt Bancorp
701 Fifth Street
Eureka, CA  95501

Ladies & Gentlemen:

You requested an update of our opinion dated August 17, 2000, the fairness to the holders of the outstanding shares of common stock of Humboldt Bancorp, Eureka, California, ("Humboldt"), from a financial point of view, of the merger consideration (as described below) to be received by the shareholders of Tehama Bancorp, Red Bluff, California, ("Tehama"), in the proposed merger of Humboldt and Tehama (the "Merger") as of the date of this letter.

D.A. Davidson & Co. ("Davidson") understands that Humboldt and Tehama have entered into an Agreement and Plan of Merger (the "Agreement"). Pursuant to the Agreement, Tehama will merge into Humboldt, which will be the surviving corporation. One hundred percent of the outstanding common stock shares of Tehama will be converted into shares of common stock of Humboldt; each outstanding share of Tehama common stock will be exchanged for 1.775 shares of Humboldt common stock, as more fully described in the Agreement, and subject to certain adjustments if the Humboldt Average Trading Price is less than $9.84375.

Davidson, as part of its investment banking business, is engaged in the valuation of banking and other businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We make a market in the common stock of Humboldt but do not publish a research recommendation on the stock. We do not make a market in nor publish a research recommendation on the stock of Tehama. Davidson has received a fee for providing our opinion to you. We have acted as financial advisor to both Humboldt and Tehama in connection with both companies' consideration of an investment in Central Pacific Mortgage Company, and we have acted as Humboldt's financial advisor in connection with, and have participated in certain negotiations leading to, the Agreement.

In connection with our opinion, we have:

        1. Evaluated financial and operating information relating to Humboldt and Tehama including without limitation, financial reports of both companies filed with the



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

Board of Directors
Humboldt Bancorp
February 5, 2001
Page 2 of 4

                SEC and other regulatory agencies for the fiscal years ending December 31, 1998 and 1999 and for the periods ending March 31, 2000, June 30, 2000, and September 30, 2000, and other internal operating reports and analyses, asset quality evaluations and related information;

        2. Reviewed the financial terms and conditions of the executed September 20, 2000 of the Agreement;

        3. Conducted conversations with representatives of management of both companies regarding recent and projected financial performance and certain other information regarding both companies furnished to us by them;

        4. Compared the financial performance of both companies with those of certain other companies in the banking industry in California and Oregon, the western United States and the United States generally, which we deemed to be relevant;

        5. Considered the financial terms, to the extent publicly available, of selected business combinations of companies in the banking industry which are deemed to be comparable, in whole or in part, to the Merger;

        6. Compared the relative contributions of assets, liabilities, income and expenses to the resulting company in the merger to those of certain other companies in the banking industry in California and Oregon, which have recently engaged in a merger transaction, which we deemed to be relevant;

        7. Made inquiries regarding and discussed the Merger and the Agreement and other related matters with Humboldt's counsel; and

        8. Performed such other analyses and examinations, as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by both companies for the purpose of this opinion. Additionally, where appropriate, we have relied upon publicly available information that we believe to be reliable, accurate and complete; however, we cannot guarantee the reliability, accuracy or completeness of any such publicly available information. We have also assumed the reasonableness of and relied upon the estimates and judgments of each company's management as to the resulting company's future business and financial prospects. Our analysis and review is based upon there being no material changes in either company's assets, financial condition, results of operation, business or prospects since the respective dates of their last financial statements made



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

Board of Directors
Humboldt Bancorp
February 5, 2001
Page 3 of 4

available to us. We have relied on advice of Humboldt's counsel and independent accountants as to all legal and financial reporting matters with respect to the Merger. We assume that the Merger will be completed in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations.

We have not made an independent evaluation of the assets or liabilities of Humboldt or Tehama, nor has either company furnished us with such appraisals. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and have assumed that such allowances for each of the companies are, in the aggregate, adequate to cover such losses.

Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of February 5, 2001. Events occurring after February 5, 2001 could materially affect the assumptions used in preparing this opinion.

The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, this opinion is not readily susceptible to partial analysis of summary description. Moreover, the evaluation of fairness, from a financial point of view, of the Exchange Ratio is to some extent subjective, based on our experience and judgment, and not merely, the result of mathematical analysis of financial data. Accordingly, not withstanding the separate factors summarized above, we believe that our analyses must be considered as a whole and that selecting portions of our analysis and of the factors considered by us, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying our opinion.

Our opinion is limited to the fairness of the merger consideration, from a financial point of view, to the holders of Humboldt common stock. This letter is intended for the benefit of the Humboldt Board of Directors and may not be used for any purpose and is not a recommendation to any Humboldt common stock holder as to how such holder should vote with respect to the merger. Our opinion does not address the underlying business decision to proceed with the merger. This opinion may not be used or referred to by Humboldt, or quoted or disclosed to any person in any manner, without prior written consent, which consent is hereby given to the inclusion of this opinion in a joint proxy statement/prospectus filed with the Securities and Exchange Commission in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and



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

Board of Directors
Humboldt Bancorp
February 5, 2001
Page 4 of 4

regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

We are not expressing an opinion regarding the price at which Humboldt's stock may trade at any future time after the date of this letter.

Based upon the foregoing and other such matters we have deemed relevant, it is our opinion, as of February 5, 2001 that the merger consideration including the exchange ratio of 1.775 which will be used to exchange Tehama common shares into shares of Humboldt common stock as specified in the Agreement is fair, from a financial point of view, to the common stock holders of Humboldt.

Very truly yours,


D.A. DAVIDSON & CO.

By: /s/ Albert V. Glowasky
   -----------------------------
   Albert V. Glowasky
   Managing Director


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                                   APPENDIX D
                       CALIFORNIA GENERAL CORPORATION LAW
                         CHAPTER 13. DISSENTERS' RIGHTS


SECTION 1300. RIGHT TO REQUIRE PURCHASE -- "DISSENTING SHARES" AND "DISSENTING SHAREHOLDER" DEFINED.

        (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split or share dividend which becomes effective thereafter.

        (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

                (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

                (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

                (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

                (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

        (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

SECTION 1301. DEMAND FOR PURCHASE.

        (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

        (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

        (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SECTION 1302. ENDORSEMENT OF SHARES.

        Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SECTION 1303. AGREED PRICE -- TIME FOR PAYMENT.

        (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

        (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SECTION 1304. DISSENTER'S ACTION TO ENFORCE PAYMENT.

        (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine



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whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

        (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

        (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

SECTION 1305. APPRAISERS' REPORT -- PAYMENT -- COSTS.

        (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

        (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

        (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

        (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

        (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

SECTION 1306. DISSENTING SHAREHOLDER'S STATUS AS CREDITOR.

        To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

SECTION 1307. DIVIDENDS PAID AS CREDIT AGAINST PAYMENT.



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        Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

SECTION 1308. CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS.

        Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

SECTION 1309. TERMINATION OF DISSENTING SHAREHOLDER STATUS.

        Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

        (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

        (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

        (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

        (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

SECTION 1310. SUSPENSION OF PROCEEDINGS FOR PAYMENT PENDING LITIGATION.

        If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under
Section 1304 and 1305 shall be suspended until final determination of such litigation.

SECTION 1311. EXEMPT SHARES.

        This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

SECTION 1312. ATTACKING VALIDITY OF REORGANIZATION OR MERGER.

        (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.



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        (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy shall adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

        (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.



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